    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1999


                                                      REGISTRATION NO. 333-66081
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          CENTRAL PARKING CORPORATION
             (Exact name of registrant as specified in its charter)

           TENNESSEE                         7521                          62-1052916
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification
incorporation or organization)   Classification Code Number)                  No.)

                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

                 MARK MANNER                                        RANDALL H. DOUD
  HARWELL HOWARD HYNE GABBERT & MANNER, P.C.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            FIRST AMERICAN CENTER                                   919 THIRD AVENUE
          NASHVILLE, TENNESSEE 37238                            NEW YORK, NEW YORK 10022
                (615) 256-0500                                       (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger of Central Merger Sub, Inc. with and into Allright Holdings, Inc., as described in the Agreement and Plan of Merger, dated as of September 21, 1998.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(CENTRAL PARKING LOGO)                                   (ALLRIGHT PARKING LOGO)

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Central Parking Corporation and Allright Holdings, Inc. have agreed on a merger of a subsidiary of Central Parking and Allright, so that Allright will become a subsidiary of Central Parking. Following the merger, Central Parking will be the largest parking services company in the United States. The combined company will be named "Central Parking Corporation" and will be headquartered in Nashville, Tennessee.


     If the merger is completed, each share of Allright common stock will be exchanged for the number of shares of Central Parking common stock equal to (A) the total purchase price of Allright divided by $46.00 (B) divided by the total number of shares of Allright common stock outstanding on the closing date. We estimate that the total purchase price, after all adjustments, will be approximately $350,334,690 and that the total number of Central Parking shares that will be issued to Allright shareholders will be approximately 7.6 million or approximately 88.658 shares of Central Parking common stock for each share of Allright common stock. Central Parking's common stock is listed on the New York Stock Exchange under the symbol "CPC."


     To be completed, the merger must be approved by the holders of a majority of the outstanding shares of each company. Central Parking and Allright have each scheduled a special meeting of its shareholders to approve the merger agreement. Shareholders of Central Parking and Allright holding the number of shares needed to approve the transaction have agreed to vote in favor of the merger agreement. Therefore, there will be a quorum at each of the meetings and enough votes cast for approval of the merger agreement to ensure its passage without the vote of any other Central Parking or Allright shareholder.

     Whether or not you plan to attend your special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without marking how you want to vote, your proxy will be counted as a vote in favor of the merger. If you do not return your card, the effect will be a vote against the merger. The dates, times and places of the meetings are as follows:

FOR CENTRAL PARKING SHAREHOLDERS:

February 17, 1999 11:00 a.m. (C.S.T.)

2401 21st Avenue South, Third Floor
Nashville, Tennessee 37212
FOR ALLRIGHT SHAREHOLDERS:

February     , 1999      a.m. (C.S.T.)

1313 Main Street
Houston, Texas 77002


     This joint proxy statement/prospectus provides you with detailed information about the proposed merger. You can also get information about Central Parking from documents which Central Parking has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.



     SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF THIS JOINT PROXY
STATEMENT/PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY CENTRAL PARKING AND ALLRIGHT SHAREHOLDERS WITH RESPECT TO THE PROPOSALS DESCRIBED IN, AND THE SECURITIES BEING OFFERED BY, THIS JOINT PROXY STATEMENT/PROSPECTUS.



     THE SECURITIES ISSUABLE IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



     The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


     We strongly support this strategic combination between Central Parking and Allright and join with the other members of our respective Boards of Directors in enthusiastically recommending that you vote in favor of the merger.

                 /s/ MONROE J. CARELL, JR.                                       /s/ WILLIAM S. BENJAMIN
-----------------------------------------------------------       -----------------------------------------------------
Monroe J. Carell, Jr., Chairman and Chief Executive Officer                  William S. Benjamin, President
                Central Parking Corporation                                      Allright Holdings, Inc.


  Joint Proxy Statement/Prospectus Dated January   , 1999 and First Mailed to
                       Shareholders on January   , 1999.

                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD FEBRUARY 17, 1999



     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Central Parking Corporation, a Tennessee corporation ("Central Parking"), will be held at Central Parking's headquarters, 2401 21st Avenue South, Third Floor, Nashville, Tennessee, on February 17, 1999, at 11:00 a.m. (Central Standard
Time) (the "Central Parking Special Meeting") for the following purposes:


     - The approval of an Agreement and Plan of Merger (the "Merger Agreement") by and among Central Parking, Central Merger Sub, Inc. ("Central Parking Sub"), Allright Holdings, Inc. ("Allright"), Apollo Real Estate Investment Fund II, L.P. and AEW Partners, L.P., dated as of September 21, 1998, pursuant to which Central Parking Sub will be merged with and into Allright (the "Merger"), and the issuance of Central Parking common stock as contemplated by the Merger Agreement (the "Merger Proposal").

     - The approval of an amendment to the Central Parking Amended and Restated Charter to increase the number of shares of authorized common stock from 50 million to 100 million (the "Charter Amendment Proposal"). Approval of the Charter Amendment Proposal is not required to complete the Merger.

     - Such other business as may properly come before the Central Parking Special Meeting or any adjournment or postponement thereof.


      The Board of Directors has fixed the close of business on January 11, 1999 as the record date (the "Record Date") for determining the holders of the common stock of Central Parking entitled to notice of and to vote at the Central Parking Special Meeting and any adjournment or postponement thereof.


      THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL AND "FOR" APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

      To be approved, a majority of the shares of Central Parking common stock entitled to be cast must vote in favor of the proposals. Holders of outstanding shares of common stock of Central Parking sufficient to approve the Merger Proposal have agreed that they will vote their shares of Central Parking common stock in favor of the Merger Proposal. Therefore, there will be a quorum at the Central Parking Special Meeting and enough votes cast for approval of the Merger Proposal to ensure such proposal's passage without the vote of any other Central Parking shareholder.

      The common stock of Central Parking should be represented as fully as possible at the Central Parking Special Meeting. Therefore, please sign and return the enclosed proxy at your earliest convenience. You may, of course, revoke your proxy at any time before it is voted at the meeting. However, signing and returning the proxy will assure your representation at the Central Parking Special Meeting if you do not attend.

                                          By Order of the Board of Directors

                                                  /s/ HENRY J. ABBOTT
                                          --------------------------------------
                                                     Henry J. Abbott
                                                        Secretary

Nashville, Tennessee

January   , 1999


                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                            ALLRIGHT HOLDINGS, INC.
                            C/O ALLRIGHT CORPORATION
                                1313 MAIN STREET
                              HOUSTON, TEXAS 77002
                                 (713) 222-2505

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD FEBRUARY   , 1999



      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Allright Holdings, Inc., a Delaware corporation ("Allright"), will be held at Allright's
headquarters, 1313 Main Street, Houston, Texas on February   , 1999, at
               :00 a.m. (Central Standard Time) (the "Allright Special Meeting") for the following purposes:


     - The adoption of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 21, 1998, by and among Central Parking Corporation, Central Merger Sub, Inc., Allright, Apollo Real Estate Investment Fund II, L.P. and AEW Partners, L.P.

     - Such other business as may properly come before the Allright Special Meeting or any adjournment or postponement thereof.


      Allright has fixed the close of business on January   , 1999 as the record
date (the "Record Date") for determining the holders of Allright common stock entitled to notice of and to vote at the Allright Special Meeting and any adjournments or postponements thereof.


      YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT WHICH IS DESCRIBED IN DETAIL IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

      Adoption of the Merger Agreement requires that the holders of a majority of the outstanding shares of Allright common stock at the Allright Special Meeting vote in favor of the Merger Agreement. Holders of outstanding shares of common stock of Allright sufficient to adopt the Merger Agreement have previously agreed that they will vote their shares of Allright common stock in favor of the Merger Agreement. Therefore, there will be a quorum at the Allright Special Meeting and enough votes cast for adoption of the Merger Agreement to ensure its passage without the vote of any other Allright shareholder.

      A list of the holders of Allright common stock entitled to vote at the Allright Special Meeting will be open to examination during ordinary business hours, at the location of the Allright Special Meeting for ten days preceeding the Allright Special Meeting.

      The common stock of Allright should be represented as fully as possible at the Allright Special Meeting. Therefore, please sign and return the enclosed proxy at your earliest convenience. You may, of course, revoke your proxy at any time before it is voted at the meeting. However, signing and returning the proxy will assure your representation at the Allright Special Meeting if you do not attend.

                                          By Order of the Board of Directors

                                                 /s/ MARC L. DAVIDSON
                                          --------------------------------------
                                                     Marc L. Davidson
                                                        Secretary
Houston, Texas

January   , 1999


                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                               TABLE OF CONTENTS



Questions and Answers about the Merger......................    1
Summary.....................................................    3
Risk Factors................................................   16
  Difficulty of Integrating Acquisitions....................   16
  Reduction in Stock Price..................................   17
  Need for Antitrust Clearance..............................   17
  Difficulty in Maintaining Historical Growth Rate..........   18
  Obligations of Central Parking to Register Stock..........   18
  Restricted Access to Capital..............................   18
  Increased Indebtedness....................................   19
  Inability to Cover Fixed Costs............................   19
  Year 2000.................................................   19
  Foreign Currency Exchange Rate Fluctuations...............   20
  Economic and Monetary Union...............................   20
  Increased Environmental Exposure from Increased Property
     Ownership..............................................   21
  Labor Unions; Potential Work Stoppage.....................   21
The Merger..................................................   22
  General...................................................   22
  Central Parking's Reasons for the Merger; Recommendation
     of the Central Parking Board of Directors..............   25
  Background of the Business Relationship and the Merger....   27
  Allright's Reasons for the Merger; Recommendation of the
     Allright Board of Directors............................   28
  Opinion of Central Parking's Financial Advisor............   30
  Forward-Looking Statements May Prove Inaccurate...........   36
  Accounting Treatment......................................   37
  Certain Federal Income Tax Consequences...................   37
  Appraisal Rights..........................................   38
  Regulatory Matters........................................   42
  Federal Securities Laws Consequences; Resale
     Restrictions...........................................   42
  Conduct of the Business If the Merger Is Not
     Consummated............................................   43
  Certain Transactions; Interests of Certain Persons in the
     Merger.................................................   43
Comparative Price Range of Common Stock and Dividend
  Policy....................................................   47
Unaudited Pro Forma Condensed Combined Financial
  Statements................................................   49
Central Parking's Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............   63
The Merger Agreement........................................   75
  The Merger................................................   75
  Closing; Effective Time...................................   75
  Certificate of Incorporation and Bylaws; Directors and
     Officers...............................................   75
  Conversion of Securities; Merger Consideration............   75
  Certain Adjustments.......................................   77
  Treatment of Stock Options and Warrants...................   77
  Representations and Warranties............................   78


  Certain Covenants.........................................   78
  Conditions to Consummation of the Merger..................   84
  Termination; Non-Consummation.............................   85
  Effect of Termination; Non-Competition....................   86
  Survival of Representations; Indemnification..............   86
  Miscellaneous.............................................   89
Registration Rights Agreement...............................   90
Other Related Agreements....................................  101
  Transaction Support Agreements............................  101
  Noncompetition Agreement..................................  102
Central Parking Special Meeting.............................  103
  The Meeting...............................................  103
  Purpose of the Meeting....................................  103
  Increase in the Authorized Shares of Common Stock.........  103
  Voting....................................................  104
Allright Special Meeting....................................  106
  The Meeting...............................................  106
  Purpose of the Meeting....................................  106
  Voting....................................................  106
Description of Central Parking..............................  107
  General...................................................  107
  Industry..................................................  107
  Growth Strategy...........................................  108
  Operating Strategy........................................  109
  Acquisitions..............................................  111
  Sales and Marketing.......................................  113
  International Expansion...................................  114
  Parking Facility Properties...............................  115
  Operating Arrangements....................................  116
  Competition...............................................  117
  Insurance.................................................  118
  Regulation................................................  118
  Employees.................................................  119
  Service Marks and Trademarks..............................  119
  Litigation................................................  120
Principal Shareholders of Central Parking...................  121
Description of Allright.....................................  124
  Business -- General.......................................  124
  Operations; Structure.....................................  124
  Strategy & Growth.........................................  126
  MBE Partnerships..........................................  128
  Employees.................................................  128
  No Established Trading Market; Dividends..................  128
  International Foreign Currency Exposure...................  128
  Litigation................................................  129
  Certain Indemnification Rights............................  129


Allright's Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................  130
Principal Shareholders of Allright..........................  139
Management of Allright Corporation..........................  141
Management of the Combined Company..........................  143
Description of Central Parking Capital Stock................  147
Comparison of Rights of Holders of Central Parking Common
  Stock and Allright Common Stock...........................  149
Legal Matters...............................................  152
Experts.....................................................  152
Where You Can Find More Information.........................  152
Index to Financial Statements...............................  F-1
Annex A -- Agreement and Plan of Merger
Annex B -- Fairness Opinion of The Blackstone Group, L.P.
Annex C -- Delaware General Corporation Law Section 262

The Securities and Exchange Commission allows Central Parking to "incorporate by reference" information into this joint proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in (or incorporated by reference in) this joint proxy statement/ prospectus.



If you are a Central Parking shareholder or Allright shareholder, you can obtain any of the documents incorporated by reference through either Central Parking or the Securities and Exchange Commission. Documents incorporated by reference are available from Central Parking at no cost to you, including any exhibit that we have specifically incorporated by reference in this joint proxy statement/prospectus. In order to obtain such documents incorporated by reference in this joint proxy statement/prospectus you may request them in writing or by telephone from the appropriate party at the following address:



     Central Parking Corporation


     2401 21(st) Avenue South


     Suite 200


     Nashville, Tennessee 37212


     Attention: Investor Relations


     (615) 297-4255



If you would like to request documents from Central Parking, please do so by February 8, 1999 to receive them before the special meetings.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Why are Central Parking and Allright proposing the merger?

A: The merger will combine the management and operational expertise and resources of two of the leading parking services companies in the United States. The merger also will create the opportunity for cost savings and increased efficiencies. Central Parking and Allright believe the combined company will be better positioned to capitalize on growth opportunities in the parking industry.

Q:  As an Allright shareholder, what will I receive in the merger?


A: In the merger, we estimate that Central Parking will issue to Allright shareholders a total of approximately 7.6 million shares of Central Parking common stock in exchange for all of the outstanding Allright common stock. The actual number of shares of Central Parking common stock that will be issued to Allright shareholders will be determined at closing by an exchange ratio that is based on (A) an assumed value of $46.00 per share of Central Parking common stock; (B) a base equity purchase price of Allright of $564,390,050, adjusted for certain items such as assumed long-term debt, working capital shortfalls and certain costs and expenses; and (C) the number of shares of Allright common stock, warrants and certain options outstanding as of the closing date. The amount of any adjustments to the purchase price will be determined on the closing date of the merger.


    Central Parking will not issue any fractional shares. Instead, you will receive an amount of cash for any fraction of a share based on $46.00 per share of Central Parking common stock.


    For example: If you own 100 shares of Allright common stock, based on an assumed equity purchase price (after making all adjustments) of $350,334,690 (estimated as of January 5, 1999) and 85,903 shares of Allright common stock, warrants and certain options to purchase Allright common stock (estimated to be outstanding on the closing date assuming the exercise of all incentive stock options prior to that time), upon the completion of the merger you will have the right to receive 8,865 shares of Central Parking common stock with $36.80 in cash in place of fractional shares of Central Parking common stock. This calculation is for illustrative purposes only and does not represent what the actual exchange ratio will be.


Q:  What happens as the market price of Central Parking common stock fluctuates?


A: Fluctuations in the market price of Central Parking common stock do not affect the number of shares that will be received by Allright shareholders in the merger. For purposes of calculating the exchange ratio, which will determine the number of shares of Central Parking common stock to be received by Allright shareholders in the merger, the per share value of Central Parking common stock is $46.00. The actual market price of Central Parking common stock may be either higher or lower than $46.00 on and after
    the date the merger is consummated. For example, as of January   , 1999, the
    closing price of Central Parking common stock on the New York Stock Exchange
    was $          .



Q: What can I do if I do not want to receive Central Parking common stock in the merger?



A: Under Delaware corporate law, any Allright shareholder who does not wish to receive Central Parking common stock in exchange for his Allright common stock may dissent from the merger and seek an appraisal of his shares of Allright common stock and request to be paid the fair value for his shares. In order to qualify for this right, an Allright shareholder must comply with the conditions for appraisal rights contained in section 262 of the General Corporation Law of the State of Delaware.



Q:  As a Central Parking shareholder, how will the merger affect me?


A: The merger will not affect the number of shares of common stock you own. We estimate that following the merger, you and the other current Central Parking shareholders will own approximately 79.6% of the common stock of Central Parking.


Q:  What do I need to do now?


A: Please complete and mail the proxy card to us as soon as possible. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote in favor of approval of the merger agreement and with respect to Central Parking, a vote in favor of the charter amendment. If you fail to return your proxy card and fail to vote at the meeting, the effect will be a vote against the merger agreement and with respect to Central Parking, a vote against the charter amendment.

Q:  What do I do if I want to change my vote?

A: If you are a Central Parking shareholder, you must deliver to Central Parking prior to the Central Parking special meeting a later-dated, signed proxy card or attend the Central Parking special meeting in person and vote. If you are an Allright shareholder, you must deliver to Allright prior to the Allright special meeting, a later-dated, signed proxy card or attend the Allright special meeting in person and vote.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: You cannot vote shares held in "street name" -- only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them, and the effect will be a vote against the merger.

Q:  Should I send in my stock certificates now?

A:  No. No one should send their stock certificates in now.

    Allright shareholders: After the merger is completed, we will send you written instructions on how to exchange your Allright common stock for Central Parking common stock.

    Central Parking shareholders: You will keep your shares of common stock and so you should not send in your Central Parking certificates at all.


Q:  When do you expect the merger to be completed?


A: We are working toward completing the merger as quickly as possible. In addition to Central Parking shareholder approval and Allright shareholder approval, Central Parking and Allright must also obtain clearance from the Department of Justice, Antitrust Division, regarding antitrust matters. This clearance may not be received prior to the special meetings. We hope to complete the merger in early 1999.


Q:  Whom should I call with questions?


A: If you are a Central Parking shareholder and you have any questions about the merger, please call Randy Hunley, Investor Relations at Central Parking, at (615) 297-4255. If you are an Allright shareholder and you have any questions about the merger, please call Timothy L. Grady, Chief Operating Officer at Allright at (713) 222-2505.

                                    SUMMARY


This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents which are referred to in this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 154. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary.



THE COMPANIES (SEE PAGE 107 FOR CENTRAL PARKING AND PAGE 124 FOR ALLRIGHT)


CENTRAL PARKING CORPORATION

Central Parking Corporation
2401 21st Avenue South, Suite 200
Nashville, Tennessee 37212
(615) 297-4255

Central Parking is a leading provider of parking services, operating, as of September 30, 1998, 2,440 parking facilities containing approximately 1,023,000 spaces in 35 states, the District of Columbia, Canada, Chile, Puerto Rico, the United Kingdom, the Republic of Ireland, Spain, Germany, Mexico, and Malaysia. Central Parking operates both multi-level parking facilities and surface lots.

ALLRIGHT HOLDINGS, INC.

Allright Holdings, Inc.
c/o Allright Corporation
1313 Main Street
Houston, TX 77002
(713) 222-2505

Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock of Allright Corporation. Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of September 30, 1998, Allright operated 2,315 facilities in over one hundred cities across the United States and Canada, including facilities in thirty-three states, the District of Columbia, and two Canadian provinces.


RECOMMENDATION TO SHAREHOLDERS (SEE PAGES 25 AND 28)


The Central Parking board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "for" approval of the merger agreement and the issuance of Central Parking common stock related thereto. The Central Parking board of directors also unanimously recommends that you vote "for" the amendment to the Central Parking charter to increase the authorized shares of common stock from 50 million to 100 million.

The Allright board of directors believes that the merger is fair to you and in your best interests and unanimously recommends that you vote "for" adoption of the merger agreement.


REASONS FOR THE MERGER (SEE PAGES 25 AND 28)


The merger will enhance Central Parking's position as a leading parking services provider and will broaden Central Parking's geographical base. Central Parking believes that the opportu-nity for cost savings and increased efficiencies of merging with Allright, along with the resulting combination of management and operational expertise and resources, will enhance Central Parking's overall operations.

The total consideration to be received by Allright's shareholders pursuant to the merger represents, in Allright's board of directors' opinion, an attractive price for the outstanding Allright common stock, and would enable Allright's shareholders to participate in the growth of Central Parking's business after the merger. In addition, the shares of Central Parking common stock received by the Allright shareholders pursuant to the merger are expected to be tradeable on the New York Stock Exchange.


RECORD DATE; VOTING POWER (SEE PAGES 104 AND 106)



You are entitled to vote at the Central Parking special meeting if you owned shares of Central Parking common stock as of the close of business on January 11, 1999, the Central Parking record date.


There were        shares of Central Parking common stock outstanding on the
Central Parking record date. Central Parking shareholders will have one vote at the Central Parking special meeting for each share of Central Parking common stock they own on the Central Parking record date.


You are entitled to vote at the Allright special meeting if you owned shares of
Allright common stock as of the close of business on January   , 1999, the
Allright record date.


There were                shares of Allright common stock outstanding on the
Allright record date. Allright shareholders will have one vote at the Allright special meeting for each share of Allright common stock they owned on the Allright record date.


SHAREHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGES 105 AND 106)



The favorable vote of the holders of a majority of the shares of Central Parking common stock entitled to be cast is required to approve the merger agreement and the issuance of Central Parking common stock related to the merger. Your failure to vote will have the effect of a vote against the merger.


The Carell Children's Trust, which owns approximately 24.2% of the outstanding shares of Central Parking common stock, and Monroe J. Carell, Jr. and certain trusts and foundations, which collectively own approximately 36.5% of the outstanding shares of Central Parking common stock, have agreed that they will vote their shares of Central Parking common stock in favor of the merger agreement and the issuance of shares pursuant to the merger agreement. Therefore, there will be a quorum at the Central Parking special meeting and enough votes cast for approval of the merger agreement and the issuance of shares pursuant to the merger agreement to ensure passage without the vote of any other Central Parking shareholder.


The affirmative vote of the holders of a majority of the outstanding shares of Allright common stock is required to adopt the merger agreement. Your failure to vote will have the effect of a vote against the merger agreement. AEW, Apollo, Gregory P. Shay, Timothy L. Grady and CBA Mortgage Partners, L.P., which on a fully diluted basis collectively own 95.9% of the outstanding shares of Allright common stock, have agreed that they will vote their shares of Allright common stock in favor of adoption of the merger agreement. Therefore, there will be a quorum at the Allright special meeting and enough votes cast for adoption of the merger agreement to ensure its passage without the vote of any other Allright shareholder.


CENTRAL PARKING SHAREHOLDER VOTE REQUIRED TO APPROVE THE CHARTER AMENDMENT (SEE PAGE 105)


The favorable vote of the holders of a majority of the shares of Central Parking common stock entitled to be cast is required to approve the charter amendment increasing the number of authorized shares of common stock from 50 million to 100 million. Your failure to vote will have the effect of a vote against the charter amendment.


WHAT ALLRIGHT SHAREHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 22)



In the merger, each share of Allright common stock will be exchanged for the number of shares of Central Parking common stock equal to the total purchase price of Allright divided by $46.00, divided by the total number of shares of Allright common stock outstanding on the closing date. The total purchase price of Allright is equal to $564,390,050, which is subject to adjustment for certain items such as assumed long-term debt, working capital shortfalls and certain costs and expenses all as determined at the time of closing. We estimate that the total purchase price, after all adjustments, will be approximately $350,334,690 and that the total number of Central Parking shares that will be issued to Allright shareholders will be approximately 7.6 million.


Central Parking will not issue any fractional shares in the merger. Instead, each Allright shareholder otherwise entitled to a fractional share will receive a cash payment equal to $46.00 times the fractional share such Allright shareholder would be entitled to receive.

Allright shareholders should not send in their stock certificates for exchange until instructed to do so later.


OWNERSHIP OF CENTRAL PARKING AFTER THE MERGER (SEE PAGE 121)



We estimate that Central Parking will issue a total of 7.6 million shares of Central Parking common stock to Allright shareholders in the merger. Based on that number, following the merger, Allright shareholders will own approximately 20.4% of the outstanding Central Parking common stock (assuming all Allright and Central Parking stock options are exercised). This information is based on the number of shares of Allright and Central Parking common stock outstanding on
January   , 1999.



ACCOUNTING TREATMENT (SEE PAGE 37)


The merger is expected to be accounted for by Central Parking as a pooling of interests, which means that, for accounting and financial purposes, we will treat our companies as if the merger had occurred on October 31, 1996, the date Allright acquired Allright Corporation.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 37)



It is intended that the merger qualify as a tax-free reorganization such that none of Central Parking, Allright or any of their shareholders will recognize gain or loss for federal income tax purposes as a result of the merger. Allright shareholders are expected to owe federal income tax only on gain realized in the merger up to the amount of cash received for fractional shares of Central Parking common stock.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you.


APPRAISAL RIGHTS (SEE PAGE 38 AND ANNEX C)


Under Tennessee law, Central Parking shareholders do not have any right to an appraisal of the value of their Central Parking shares in connection with the merger.


Under Section 262 of the General Corporation Law of the State of Delaware, any Allright shareholder who does not wish to receive Central Parking common stock in exchange for his shares of Allright common stock in the merger has the right to dissent from the merger and to seek an appraisal of, and to be paid the fair value for, his shares of Allright common stock, subject to the satisfaction by such shareholder of the conditions for appraisal rights pursuant to Section 262. Such conditions include Section 262's requirement that the shareholder deliver to Allright, prior to the vote being taken on the merger at the special meeting, written notice of his or her intent to demand payment for his or her shares of Allright common stock if the merger is effected and not vote in favor of the merger. The full text of Section 262 is included as Annex C to this joint proxy statement/prospectus.



INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 43)



Certain directors of Allright and officers of Allright Corporation have employment agreements, stock options and other benefit plans and other arrangements that may provide them with interests in the merger that are different from, or in addition to, those of the other Allright shareholders. Such interests relate to, among other things:



     - provisions in the merger agreement related to the execution of retention, employment and management continuity agreements in connection with the merger;



     - the terms of certain severance agreements and employment agreements between Allright and certain members of management providing for, in certain circumstances, cash payments, acceleration of options and other benefits upon a change of control of Allright (which would include the merger); and



     - provisions in the merger agreement relating to certain employee benefit plans to be assumed by Central Parking in connection with the merger.



The items listed above involve a total dollar amount of less than $2.5 million and also involve the acceleration of a total of 2,067 options for Allright's chief executive officer and its other four most highly compensated executives. In addition, certain current holders of Central Parking common stock as well as Allright holders of Central Parking common stock after the merger will receive certain registration rights relating to Central Parking common stock under a registration rights agreement.



FAIRNESS OPINION OF CENTRAL PARKING'S FINANCIAL ADVISOR (SEE PAGE 30 AND ANNEX
B)


In deciding to approve the merger, Central Parking's board considered an opinion from its financial advisor, The Blackstone Group, L.P., that the exchange ratio is fair to the holders of Central Parking common stock from a financial point of view. The Blackstone opinion does not constitute a recommendation to any holder of Central Parking common stock or Allright common stock as to how to vote on the proposed merger or any matter related thereto. Such opinion is attached as Annex B to this joint proxy statement/prospectus. We encourage you to read the opinion in its entirety.



COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 47)



Central Parking common stock is listed on the New York Stock Exchange. On September 21, 1998, the last full trading day prior to the public announcement of the proposed merger, Central Parking common stock closed at $46.125. On
January 11, 1999, Central Parking common stock closed at $          . Allright
common stock is not listed on an exchange and there is no public market for Allright common stock.


LISTING OF CENTRAL PARKING COMMON STOCK

Central Parking has applied to list the shares of its common stock to be issued in the merger on the New York Stock Exchange.


EFFECT OF TERMINATION (SEE PAGE 86)


In the event the merger agreement is terminated for any reason, Central Parking has agreed, generally speaking, not to solicit, or enter into any agreements to operate any facilities which Allright or any of its subsidiaries operated or have binding agreements to operate as of the date of the merger agreement or the date of termination of the merger agreement. In addition, Central Parking has agreed not to employ or solicit any employee of Allright as of the date of the merger agreement or the date of termination of the merger agreement. The term of these restrictions is for three years if the merger is not completed because of Central Parking's breach of the merger agreement or because of a material adverse change to Allright, or for eighteen months if the merger is not completed for any other reason. These restrictions, if imposed, would prevent Central Parking from competing with Allright for Allright's existing locations.


CERTAIN RELATED AGREEMENTS (SEE PAGES 90 AND 101)


Registration Rights Agreement. In order to provide a mechanism for significant shareholders to dispose of their Central Parking common stock with a minimized impact on Central Parking's trading market, Central Parking agreed to allow certain shareholders to require Central Parking to register such shares under the federal securities laws. These rights were granted in a registration rights agreement entered into in connection with the merger. Pursuant to this agreement, the Allright shareholders will have the right to sell up to $250 million worth of Central Parking common stock received in the merger in one or more registered public offerings of Central Parking common stock to be conducted subsequent to the merger, as well as the right to sell up to all of the Central Parking common stock they received in the merger pursuant to a registration statement to be filed and kept continuously effective by Central Parking. Monroe
J. Carell, Jr. and certain related holders will also have the right to sell up to $100 million worth of Central Parking common stock in such offerings and up to an additional $150 million worth of Central Parking common stock pursuant to such continuously effective registration statement.

Transaction Support Agreements. To ensure that certain significant shareholders of Central Parking vote in favor of the merger, Central Parking, The Carell Children's Trust and Monroe J. Carell, Jr., personally and on behalf of certain trusts and foundations, have entered into agreements with Allright, and certain of its shareholders, in which Monroe J. Carell, Jr.

and The Carell Children's Trust, have each agreed, among other things, to vote their Central Parking common stock in favor of approval of the merger and other related agreements and transactions, and not to vote the Central Parking common stock in a manner which would otherwise prevent or delay the consummation of the transactions contemplated by the merger agreement. The Carell Children's Trust owns approximately 24.2% of the outstanding shares of Central Parking common stock. Mr. Carell and the trusts and foundations on whose behalf he signed collectively own approximately 36.5% of the outstanding shares of Central Parking common stock.



Allright, Gregory P. Shay, Timothy L. Grady and CBA Mortgage Partners, L.P. have entered into agreements similar to those discussed above with Central Parking and Central Parking Sub, in which Messrs. Shay and Grady and CBA Mortgage Partners, L.P. who, on a fully diluted basis, in total own approximately 6.3% of the outstanding shares of Allright common stock have each agreed, among other things, to vote their Allright common stock in favor of approval of the merger and other related agreements and transactions, and not to vote the Allright common stock in a manner which would prevent or delay the consummation of the transactions contemplated by the merger agreement.


The transaction support agreements do not prohibit Mr. Carell or Mr. Shay from acting in accordance with their fiduciary duties as officers or directors of Central Parking or Allright, respectively.

RECENT DEVELOPMENTS


On November 23, 1998, Central Parking issued a press release announcing preliminary results for the quarter and year ended September 30, 1998. In that release, Central Parking stated that net earnings for the fourth fiscal quarter of 1998 were expected to be approximately $0.23 per diluted share versus a consensus published estimate of $0.28 per diluted share. Central Parking believes that several factors in September affected Central Parking's margins in the fourth quarter, including the timing of certain calendar-related events and less-than-expected revenue increases from Kinney System Holding Corp. Central Parking also recognized a higher effective income tax rate for the year. In addition, Central Parking stated in the press release that its planning for fiscal 1999 is based on achieving an anticipated growth in earnings comparable to that achieved in fiscal 1998. On November 23, 1998, Central Parking's common stock closed at $42.50. On November 24, 1998, the day after the press release described above was issued, Central Parking's common stock closed at $31.0625.


On December 4, 1998, Central Parking issued its earnings release with respect to the quarter ended September 30, 1998. In the release, Central Parking reported revenues for the fourth quarter of $112.0 million compared with $64.8 million in the year-earlier period. Operating earnings for the quarter were $12.2 million compared with $7.9 million. Net earnings for the quarter totaled $6.7 million compared with $6.6 million in the year-earlier period. Total revenues for the fiscal year ended September 30, 1998 were $383.2 million compared with $220.5 million for fiscal 1997. Operating earnings for fiscal 1998 were $46.9 million compared with $27.9 million in fiscal 1997. Net earnings for fiscal 1998 totaled $26.6 million compared with $20.2 million in fiscal 1997.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA


Set forth below is selected historical and unaudited pro forma condensed combined financial data of Central Parking and selected historical consolidated financial data of Allright and its predecessor, Allright Corporation.



The Central Parking historical consolidated balance sheet and statement of earnings data as of and for the five fiscal years ended September 30, 1998 were derived from the audited consolidated financial statements of Central Parking.


The Allright Corporation historical consolidated balance sheet and statement of earnings data as of and for the three fiscal years ended June 30, 1996, and for the period from July 1, 1996 to October 30, 1996, were derived from the audited consolidated financial statements of Allright Corporation. The Allright historical consolidated balance sheet data as of June 30, 1997 and 1998, and the historical consolidated statement of earnings data for the period from October 31, 1996 to June 30, 1997 and for the fiscal year ended June 30, 1998, were derived from the audited historical consolidated financial statements of Allright. The Allright historical consolidated balance sheet and statement of operations data as of and for the three month periods ended September 30, 1997 and 1998 were derived from the unaudited consolidated financial statements of Allright. Allright's historical results of operations for the three months ended September 30, 1998 are not necessarily indicative of the actual results that may be experienced for fiscal year 1999. On October 31, 1996, Allright Acquisition Company, Inc., a wholly owned subsidiary of Allright, acquired Allright Corporation. Allright Acquisition Company, Inc. merged with and into Allright Corporation at the closing of the transaction. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the assets and liabilities of Allright Corporation based on their estimated fair values at the acquisition date. Accordingly, the consolidated financial statements of Allright are not comparable to those of Allright Corporation, in material respects, since these financial statements report financial position, results of operations and cash flows of these two separate entities.


The selected unaudited pro forma information gives effect to Central Parking's acquisitions in its fiscal year 1997 of Civic Parking LLC, Square Industries, Inc., and Car Park Corporation, and Central Parking's acquisitions in its fiscal year 1998 of Diplomat Parking Corporation, Kinney System Holding Corp., Central Parking System of Louisiana, Inc., and Turner Parking Systems, Inc., collectively referred to as the purchase acquisitions. All such purchase acquisitions were accounted for using the purchase method of accounting. The purchase method of accounting requires that all assets and liabilities of the acquired companies be adjusted to their respective estimated fair market values as of the dates of acquisition. The unaudited pro forma information assumes the purchase acquisitions occurred October 1, 1996 with respect to the pro forma statements of earnings for the years ended September 30, 1997 and 1998. The selected unaudited pro forma information also gives effect to the merger of a wholly owned subsidiary of Central Parking with Allright using the pooling of interests method of accounting. The pooling of interests method of accounting combines assets and liabilities at their historical bases, and restates the results of operations as if the Central Parking subsidiary and Allright had merged as of October 31, 1996, the date that Allright, the successor company, acquired Allright Corporation, the predecessor company.



The pro forma fully combined results for the fiscal year ended September 30, 1997 reflect Central Parking's historical results of operations for its fiscal year ended September 30, 1997 combined with Allright's historical results of operations for the period from October 31, 1996 to September 30, 1997 as if the merger had occurred on October 31, 1996. The pro forma fully combined results for the fiscal year ended September 30, 1998 reflect Central Parking's historical results of operations for the year ended September 30, 1998 combined with Allright's historical results of operations for its fiscal year ended June 30, 1998 as if the merger had occurred on October 31, 1996. The pro forma fully combined balance sheet data reflects Central Parking's historical September 30, 1998 balance sheet information combined with Allright's historical June 30, 1998 balance sheet information, and assumes the merger occurred on September 30, 1998.



Central Parking's historical earnings per share data reflects the three-for-two stock split on December 12, 1997 and the adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128, "Earnings per Share." The pro forma earnings per share amounts give effect to the purchase acquisitions and assumes 7.6 million shares of Central Parking common stock are issued to Allright shareholders in the merger. The pro forma fully combined earnings from continuing operations per share amounts for fiscal year 1997 assumes that the 7.6 million common shares were outstanding for the eleven-month period Allright historical operations were included in the pro forma fully combined statement of earnings.



The selected unaudited pro forma information is not necessarily representative of what Central Parking's results of operations or financial position would have been had the purchase acquisitions and the merger in fact occurred on the respective dates set forth in the "Unaudited Pro Forma Condensed Combined Financial Statements," and is not intended to project the Central Parking's results of operations or financial position for any future period or date.


The information set forth below should be read in conjunction with the historical "Consolidated Financial Statements and Notes" thereto of Central Parking, Allright Corporation, and Allright, the "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto, and the respective "Management's Discussion and Analysis of Financial Condition and Results of Operation" for Central Parking and Allright, all of which information is included elsewhere herein.

       SELECTED HISTORICAL FINANCIAL DATA OF CENTRAL PARKING CORPORATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------------------------
                                                      1994      1995       1996       1997       1998
                                                     -------   -------   --------   --------   --------
STATEMENT OF EARNINGS DATA:
Revenues:
    Parking........................................  $82,890   $94,383   $109,272   $180,886   $328,285
    Management contract............................   28,438    30,630     32,534     39,568     54,890
                                                     -------   -------   --------   --------   --------
        Total revenues.............................  111,328   125,013    141,806    220,454    383,175
Costs and expenses:
    Cost of parking................................   76,112    86,050     97,686    157,382    280,288
    Cost of management contracts...................    9,812     9,650      9,769     11,793     15,000
    General and administrative.....................   14,196    15,711     17,419     22,507     33,866
    Goodwill and non-compete amortization..........       --        --         --        920      7,140
                                                     -------   -------   --------   --------   --------
        Total costs and expenses...................  100,120   111,411    124,874    192,602    336,294
                                                     -------   -------   --------   --------   --------
        Operating earnings.........................   11,208    13,602     16,932     27,852     46,881
                                                     -------   -------   --------   --------   --------
Interest expense...................................       39         0          0      4,582      7,373
Dividends on company-obligated mandatorily
  redeemable convertible securities of a subsidiary
  trust............................................       --        --         --         --      3,160
Net gains on sales of property and equipment.......    2,214        81      1,192      3,137         71
Earnings before income taxes.......................   14,143    15,507     21,068     32,412     44,224
Income taxes.......................................    5,179     5,563      7,232     12,207     17,614
Net earnings.......................................  $ 8,964   $ 9,944   $ 13,836   $ 20,205   $ 26,610
Earnings per common share:
    Basic..........................................      N/A   $  0.43   $   0.54   $   0.78   $   0.96
    Diluted........................................      N/A   $  0.43   $   0.53   $   0.77   $   0.94
OTHER DATA:
Depreciation and amortization......................  $ 2,594   $ 2,882   $  3,420   $  6,499   $ 15,283



                                                                    AS OF SEPTEMBER 30,
                                                     --------------------------------------------------
                                                      1994      1995       1996       1997       1998
                                                     -------   -------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $12,026   $10,218   $ 28,605   $  9,979   $ 19,840
Working capital (deficit)..........................    1,987     2,676     19,707     (9,231)   (24,124)
Goodwill...........................................       --        --         --     31,863    254,997
Total assets.......................................   60,029    70,440    107,212    234,014    544,873
Long-term debt and capital lease obligations, less
  current portion..................................       --        --         --     73,252     60,704
Mandatorily redeemable convertible preferred
  securities of trust subsidiary...................       --        --         --         --    110,000
Shareholders' equity...............................   31,861    41,360     76,793     96,851    255,704



The earnings per share data reflects the recapitalization of Central Parking on September 29, 1995, three-for-two stock splits effective on each of March 19, 1996 and December 12, 1997, and the adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

           SELECTED HISTORICAL FINANCIAL DATA OF ALLRIGHT CORPORATION
                          AND ALLRIGHT HOLDINGS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                             ALLRIGHT CORPORATION (PREDECESSOR COMPANY)         ALLRIGHT HOLDINGS, INC. (SUCCESSOR COMPANY)
                            ---------------------------------------------   ----------------------------------------------------
                                                             JULY 1, 1996                                    THREE MONTHS ENDED
                                 YEAR ENDED JUNE 30,              TO        OCTOBER 31, 1996   YEAR ENDED      SEPTEMBER 30,
                            ------------------------------   OCTOBER 30,           TO           JUNE 30,    --------------------
                              1994       1995       1996         1996        JUNE 30, 1997        1998        1997        1998
                            --------   --------   --------   ------------   ----------------   ----------   --------    --------
STATEMENT OF EARNINGS/
 (LOSS) DATA:
Total revenues............  $164,952   $172,997   $172,354     $60,079          $118,558        $217,384    $ 51,021    $ 59,234
Cost and expense:
 Cost of parking..........   132,981    138,764    138,604      45,268            94,374         169,811      40,415      46,458
 Depreciation and
   amortization...........     6,322      6,446      6,257       2,019             5,328          10,810       2,407       2,941
 General and
   administrative.........     8,375      8,849      9,271       8,340             6,207          11,919       2,412       3,586
                            --------   --------   --------     -------          --------        --------    --------    --------
       Total costs and
        expenses..........   147,678    154,059    154,132      55,627           105,909         192,540      45,234      52,985
                            --------   --------   --------     -------          --------        --------    --------    --------
       Operating
        earnings..........    17,274     18,938     18,222       4,452            12,649          24,844       5,787       6,249
                            --------   --------   --------     -------          --------        --------    --------    --------
Interest expense..........     6,902      6,914      5,915       1,786            13,915          22,859       5,493       6,500
Net gains(losses) on sales
 of property and
 equipment................       979        690      1,101         110               (19)           (710)        (41)         (3)
Earnings (loss) before
 income taxes, cumulative
 effect of accounting
 changes, and
 extraordinary items......    12,511     13,390     14,137       3,016              (715)          2,294         525         244
Income taxes..............     4,927      5,878      5,955       1,186             1,151           2,226         433         264
Income (loss) before
 cumulative effect of
 accounting change and
 extraordinary item.......     7,584      7,512      8,182       1,830            (1,866)             68          92         (20)
Cumulative effect of
 accounting change........       927         --         --          --                --              --          --          --
Extraordinary item,
 defeasance of bonds......        --         --         --          --            (1,534)             --          --          --
Net earnings (loss).......  $  6,657   $  7,512   $  8,182     $ 1,830          ($ 3,400)       $     68    $     92    $    (20)
OTHER DATA:
Depreciation and
 amortization, including
 debt issue costs and
 goodwill.................  $  6,322   $  6,446   $  6,257     $ 2,019          $  7,048        $ 13,391    $  3,053    $  3,586

                                              ALLRIGHT CORPORATION
                                             (PREDECESSOR COMPANY)              ALLRIGHT HOLDINGS, INC. (SUCCESSOR COMPANY)
                                       ----------------------------------   ----------------------------------------------------
                                                                 AS OF JUNE 30,                             AS OF SEPTEMBER 30,
                                       ------------------------------------------------------------------   --------------------
                                         1994       1995         1996             1997            1998        1997        1998
                                       --------   --------   ------------   ----------------   ----------   --------    --------
BALANCE SHEET DATA:
Cash and cash
 equivalents..............             $ 16,652   $  3,652     $ 7,754          $  7,329        $ 19,655    $  6,831    $ 30,904
Working capital
 (deficit)................              (12,809)   (30,884)    (29,086)          (10,494)         (8,710)     (9,308)      1,469
Total assets..............              191,520    188,176     197,292           363,799         408,269     363,973     436,667
Long-term debt and capital
 lease obligations, less
 current portion..........               62,345     50,460      43,305           200,473         222,615     199,797     242,768
Shareholders' equity......               90,231     91,468     104,025            75,414          85,894      77,012      85,670

                     UNAUDITED SELECTED PRO FORMA CONDENSED

                            COMBINED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    PRO FORMA FULLY COMBINED
                                          ---------------------------------------------
                                                FISCAL YEARS ENDED SEPTEMBER 30,
                                          ---------------------------------------------
                                                  1997                    1998
                                          ---------------------   ---------------------
STATEMENT OF EARNINGS DATA:
Revenues:
  Parking and management contract
     revenues...........................        $573,125                $653,122
Cost and expense:
  Cost of parking and management
     contracts..........................         449,634                 500,238
  General and administrative............          66,127                  69,827
  Amortization of goodwill and
     noncompete agreements..............          10,747                  11,219
                                                --------                --------
          Total costs and expenses......         526,508                 581,284
                                                --------                --------
          Operating earnings............          46,617                  71,838
                                                --------                --------
Interest income.........................           4,055                   4,508
Interest expense........................          40,905                  35,569
Dividends on mandatorily redeemable
  convertible securities of a subsidiary
  trust.................................              --                   3,160
Net gains (losses) on sales of property
  and equipment.........................           2,298                    (639)
Equity in partnership and joint venture
  earnings..............................           5,582                   5,543
Earnings from continuing operations
  before income taxes...................          16,855                  42,232
Income taxes............................          10,991                  19,238
Earnings from continuing operations.....        $  5,864                $ 22,994
                                                ========                ========
Earnings from continuing operations per
  common share:
  Basic.................................        $   0.17                $   0.64
  Diluted...............................        $   0.17                $   0.63
OTHER DATA:
Depreciation and amortization...........        $ 29,890                $ 31,576
                                                ========                ========



                                                          PRO FORMA FULLY COMBINED
                                                          ------------------------
                                                          AS OF SEPTEMBER 30, 1998
                                                          ------------------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................          $ 39,495
Working capital (deficit)...............................           (55,714)
Goodwill................................................           287,290
Total assets............................................           956,062
Long-term debt and capital lease obligations, less
  current portion.......................................           283,319
Mandatorily redeemable convertible securities of trust
  subsidiary............................................           110,000
Shareholders' equity....................................           322,218

                           COMPARATIVE PER SHARE DATA


Set forth below is per share data of Central Parking and Allright on an historical and pro forma fully combined basis. The Central Parking historical information gives effect to the recapitalization of Central Parking on September 29, 1995, and three-for-two stock splits each effective on March 19, 1996 and December 12, 1997. In addition, the earnings per share data has been restated to reflect Central Parking's adoption in the first quarter of fiscal 1998 of Statement of Financial Accounting Standards No. 128 "Earnings per Share." The pro forma fully combined information gives effect to the merger of a wholly owned subsidiary of Central Parking and Allright, accounted for as a pooling of interests, assuming that the outstanding shares of Allright are exchanged for
7.6 million shares of Central Parking common stock. The pro forma fully combined information also gives effect to the purchase acquisitions and reflects the restatement of weighted average common shares outstanding assuming the purchase acquisitions occurred October 1, 1996 and the merger between an indirect wholly owned subsidiary of Central Parking and Allright occurred October 31, 1996. Pro forma dividend information is based on Central Parking's historical dividend rates for historical and pro forma periods. Since Allright Corporation and Allright were not public companies, the share and per share data is not applicable. Further, Allright has not paid any dividends during the historical periods presented. Historical and pro forma book value per common share data is based on amounts and common shares at the end of each period presented. The information set forth below should be read in conjunction with Central Parking's, Allright Corporation's and Allright's historical Consolidated Financial Statements and the Notes thereto, the "Unaudited Pro Forma Condensed Combined Financial Statements" and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Central Parking and Allright included elsewhere in this joint proxy statement/prospectus.



                                                FISCAL YEARS ENDED SEPTEMBER 30,
                                              -------------------------------------
CENTRAL PARKING CORPORATION                    1995      1996      1997      1998
HISTORICAL PER SHARE DATA:                    -------   -------   -------   -------
Income from continuing operations:
  Basic.....................................  $  0.43   $  0.54   $  0.78   $  0.96
  Diluted...................................  $  0.43   $  0.53   $  0.77   $  0.94
Weighted average common shares, in
  thousands:
  Basic.....................................   23,058    25,762    25,991    27,857
  Diluted...................................   23,058    26,042    26,330    28,326
Dividends per common share..................  $    --   $0.0500   $0.0575   $0.0600
Book value per common share.................  $  1.79   $  2.93   $  3.68   $  8.65

                                       FISCAL YEARS ENDED       THREE MONTHS ENDED
                                            JUNE 30,               SEPTEMBER 30,
                                      ---------------------   -----------------------
ALLRIGHT HOLDINGS, INC. HISTORICAL      1997        1998         1997         1998
PER SHARE DATA:                       ---------   ---------   ----------   ----------
Income from continuing operations:
  Basic.............................        N/A         N/A          N/A          N/A
  Diluted...........................        N/A         N/A          N/A          N/A
Weighted average common shares, in
  thousands:
  Basic.............................        N/A         N/A          N/A          N/A
  Diluted...........................        N/A         N/A          N/A          N/A
Dividends per common share..........  $      --   $      --   $       --   $       --
Book value per common share.........  $1,020.20   $1,082.81   $ 1,031.35   $ 1,079.73



                                                                  FISCAL YEARS
                                                            -------------------------
UNAUDITED PRO FORMA FULLY COMBINED                             1997          1998
PER SHARE DATA:                                             -----------   -----------
Income from continuing operations:
  Basic...................................................    $  0.17       $  0.64
  Diluted.................................................       0.17          0.63
Weighted average common shares, in thousands:
  Basic...................................................     33,910        35,816
  Diluted.................................................     34,249        36,285
Dividends per common share................................    $0.0575       $0.0600
Book value per common share...............................        N/A       $  8.67

                                  RISK FACTORS


Central Parking shareholders and Allright shareholders should carefully consider the following matters, together with the other information contained in this joint proxy statement/prospectus (including the matters addressed in "The
Merger -- Forward-Looking Statements May Prove Inaccurate") before determining whether to vote to approve the merger agreement.


DIFFICULTY OF INTEGRATING ACQUISITIONS


The merger involves the integration of two companies that have previously operated independently. Although Central Parking has acquired and integrated various companies into its organizational and financial structure in the past, Allright is a larger company than any of the companies Central Parking has acquired previously. No assurance can be given that Central Parking will be able to integrate the operations of Allright without encountering difficulties or experiencing the loss of key Central Parking or Allright employees or customers, or that the benefits expected from such integration will be realized. Moreover, the merger will require significant integration of the two companies' information systems at a time when both companies are taking steps to address their year 2000 issues and are in the process of converting their information systems. As a result of the merger, Central Parking will substantially increase the number of persons it employs, the number of facilities it operates, and the geographic markets it services. Although Central Parking believes that it can successfully integrate and manage the acquired operations and achieve certain economies of scale, there can be no assurance that Allright will be successfully integrated into Central Parking's operations, that cost savings or operating efficiencies will be realized to the extent anticipated by Central Parking, or that the acquired operations will achieve levels of profitability that justify Central Parking's investments.



In addition to the merger, Central Parking completed three acquisitions in fiscal 1997 and four acquisitions in fiscal 1998, including the Kinney System Holding Corp. acquisition in February 1998, and plans to complete additional acquisitions in the future. With respect to the acquisition of Kinney System Holding Corp., Central Parking has achieved lower than expected increases in revenue. Central Parking can give no assurance that any acquired facility or company will be successfully integrated into its operations. Also, because of the price paid by Central Parking or because of the performance of acquired operations after such acquisitions, there can be no assurance that the results of the acquired operations will not be dilutive to Central Parking's per share earnings. Any acquisition contemplated or completed by Central Parking may result in adverse short-term effects on Central Parking's reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, some or all of which could have a negative effect on Central Parking's business and financial results.


Central Parking receives information regarding potential acquisitions from time to time, however, there are currently no material acquisitions other than the merger which Central Parking believes are more likely than not to occur. Central Parking believes the stock market currently expects a continued significant rate of acquisitions by Central Parking. There can be no assurance that Central Parking will be able to consummate parking facility or company acquisitions in the future at the rate currently expected, if at all.

REDUCTION IN STOCK PRICE


Upon completion of the merger, each share of Allright common stock will be converted into Central Parking common stock based on a calculation that assumes a value of $46.00 per share of Central Parking common stock. During the
twelve-month period ending on January   , 1999 (the most recent practicable date
prior to the printing of this joint proxy statement/prospectus), the closing
price of Central Parking common stock varied from a low of $       to a high of
$       and on that date closed at $       . Although the $46.00 per share
assumed value was negotiated by the parties after taking into account the then-current trading price of Central Parking common stock, there is no guarantee that Central Parking common stock will be worth $46.00 in the future. Therefore, since the price of the Central Parking common stock is fixed for purposes of the exchange ratio and will not be adjusted in the event of any increase or decrease in the price of Central Parking common stock, Allright's shareholders could receive Central Parking common stock that is worth less than $46.00, which will lower the total consideration each Allright shareholder will receive in the merger. Such variations may be the result of changes in the business, operations or prospects of Central Parking, Allright or the combined company, market assessments of the likelihood that the merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. As set forth above, if the market value of Central Parking common stock is lower than $46.00 on the closing date of the merger, then the fixed valuation of Central Parking common stock would result in holders of Allright common stock receiving less total consideration than they would have received if the market value of Central Parking common stock on the closing date of the merger was equal to or higher than $46.00 per share. Because the completion of the merger may occur at a date later than the special meetings, there can be no assurance that the price of Central Parking common stock on the date of the special meetings will be indicative of the price at the completion of the merger. At the time of the special meetings, Allright shareholders will not know the exact value of the Central Parking common stock that they will receive when the merger is completed.


In addition to the possibility that Central Parking common stock will not be worth $46.00 at the completion of the merger, Allright shareholders will also have a continuing risk associated with holding Central Parking common stock. Due to the large number of shares of Central Parking common stock Allright shareholders will own, and due to various securities law restrictions on certain Allright shareholders selling their Central Parking common stock, it may not be possible for the Allright shareholders to immediately liquidate their holdings of Central Parking common stock. Therefore, until such time as the Allright shareholders dispose of all of their Central Parking common stock, such shareholders may experience a reduction in the value of their Central Parking common stock in the event of an overall loss of market value for Central Parking common stock.

Allright shareholders are urged to obtain current market quotations for Central Parking common stock.

NEED FOR ANTITRUST CLEARANCE

The consummation of the merger is conditioned upon the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Central Parking and Allright both made the filings required under Hart-Scott-Rodino on October 8, 1998. On November 6, 1998, Central Parking and Allright each received a request for additional information relating to their Hart-Scott-Rodino filings. In addition, Central

Parking has received notices from the States of Tennessee, Ohio and Texas that they are reviewing the merger from an antitrust perspective. Each state has requested certain information relating to the merger in the form of a civil investigative demand. New York, Colorado and Illinois have also indicated that they may issue such demands. At any time before or after consummation of the merger, the Department of Justice, the Federal Trade Commission, a state governmental authority or a private person or entity could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking divestiture of substantial assets of Central Parking or Allright or their subsidiaries. In the event the Department of Justice seeks a divestiture of assets by either Central Parking or Allright and Central Parking or Allright, as required, agrees to such divestiture (which neither party has an obligation to do) the merger agreement provides that the equity purchase price for Allright will be adjusted based upon a formula set forth in the agreement. This formula provides for an adjustment equal to 35% multiplied by the difference between (A) the appraised value of the divested property or operations and (B) 16 times EBITDA for such property or operations for the prior fiscal year. As a result, there can be no assurance that the completion of the merger will not be delayed or challenged on antitrust grounds.



DIFFICULTY IN MAINTAINING HISTORICAL GROWTH RATE



Central Parking believes that the market price of its common stock includes an expectation of continued growth at a rate similar to its historical percentage growth rate. As Central Parking continues to expand its operations, its ability to maintain its historical percentage growth rate is expected to become increasingly difficult. The merger with Allright will significantly increase the size of the company, which is likely to reduce the impact of future acquisitions on the results of operations of Central Parking. Central Parking's growth rate also will be directly affected by the increasingly competitive environment for acquisitions of other operators and Central Parking's ability to obtain suitable financing for acquisitions. In addition, the growth rate will be affected by the results of operations of added parking facilities, which will depend largely upon Central Parking's ability to integrate acquired operations. There can be no assurance that Central Parking's failure to maintain its historical percentage growth rate will not negatively affect the market price of its stock.


OBLIGATIONS OF CENTRAL PARKING TO REGISTER STOCK


In connection with the merger, we estimate that Central Parking will issue 7.6 million shares of Central Parking common stock. After the merger there will be several shareholders who own significant blocks of Central Parking common stock. If each of these significant shareholders sold a substantial amount of Central Parking common stock as allowed under the Securities Act at the same time, such sales could have a significant negative impact on the market price of Central Parking common stock. In order to provide a mechanism for these significant shareholders to dispose of their shares of Central Parking common stock with a minimized impact on Central Parking's trading market, Central Parking agreed to allow certain shareholders to require Central Parking to register such shares under the federal securities laws. Therefore, Central Parking, Allright and certain affiliates entered into a registration rights agreement. The registration rights agreement requires Central Parking to register up to $250 million worth of Central Parking common stock issued pursuant to the merger in one or more registered public offerings and up to $100 million worth of Central Parking common stock currently held by certain Central Parking shareholders. These offerings will potentially result in a large number of shares of Central Parking common stock being sold in the market which, in turn, could result in a reduction in the market price of Central Parking common stock.

RESTRICTED ACCESS TO CAPITAL

The registration rights agreement provides certain limitations and restrictions upon Central Parking's ability to issue new shares of Central Parking common stock. Until shareholders of Allright have received gross proceeds of at least $250 million from the sale of Central Parking common stock and certain current shareholders of Central Parking have received at least $100 million from the sale of Central Parking common stock in either registered offerings or otherwise, Central Parking cannot sell any shares of its common stock on its own behalf, subject to certain exceptions. As a result, Central Parking may not have access to the capital markets for a significant period of time. There can be no assurance or guarantee that the restrictions upon Central Parking's ability to raise funds through common stock offerings will not have a negative effect on Central Parking.

INCREASED INDEBTEDNESS


As a result of the merger, Central Parking's indebtedness will increase from approximately $68.6 million, as of December 31, 1998, to approximately $333.6 million, which may affect its ability to borrow additional funds in the future. Thus, Central Parking may have limited sources to raise additional funds if needed in its operations or for additional acquisitions. There can be no assurance that Central Parking's increased debt level will not have a negative effect on Central Parking.



INABILITY TO COVER FIXED COSTS



As a result of the merger, the combined company will lease and own significantly more facilities than Central Parking currently leases and owns. Although there is more potential for income from leased and owned facilities than from management contracts, they also carry more risk if there is a downturn in property performance or commercial real estate occupancy rates because a significant part of the costs to operate such facilities typically is fixed. For example, in the case of leases, there are typically minimum lease payments, and in the case of owned facilities, there are the normal risks of ownership and costs of capital. In addition, maintenance and operating expenses for both leased and owned facilities are borne by Central Parking and are not passed through to the owner, as is the case with management contracts.


Generally, performance of Central Parking's and Allright's parking facilities depend, in part, on their ability to negotiate favorable contract terms, their ability to control operating expenses, financial conditions prevailing generally and in areas where parking facilities are located, the nature and extent of competitive parking facilities in the area, weather conditions in areas where parking facilities are located and the real estate market generally.


YEAR 2000



As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date. In brief, many existing programs and systems in the marketplace were designed to accommodate a two digit date position which represents the year (e.g., "98" is stored on the system and represents the year
1998). Consequently, the year 2000 could be inaccurately processed as the year 1900.

Central Parking has conducted a comprehensive review of its existing computer systems, including an assessment of the nature and potential extent of the impact of the year 2000 issue. As a result, Central Parking's information systems are being replaced and are expected to be year 2000 compliant by April 1999. Central Parking is also in the process of upgrading its automated parking operations, but does not believe that the year 2000 issue is a major issue for its parking operations, and to the extent any operations are not year 2000 compliant, manual overrides are in place to prevent major disruptions in operations if a year 2000 issue arises. Costs of implementing year 2000 procedures to date have not been significant, and management does not believe that future costs associated with remediation will have a material effect on Central Parking's business or financial results. However, there can be no assurance that the year 2000 remediation procedures will be completed in time or that the costs of such procedures will not be substantially greater than Central Parking currently believes the costs will be. The failure of Central Parking to complete the implementation of its year 2000 project, or a substantial rise in the costs of such project, could have a negative effect on Central Parking's business and financial results.



Additionally, Central Parking is communicating, by means of a year 2000 questionnaire, with its significant suppliers, partners, payors and vendors to ensure those third parties are also working to remediate their year 2000 issues, if applicable. Although Central Parking cannot require third parties to respond, follow-up with each party will be conducted to try and resolve any year 2000 issues. Central Parking can give no assurance that the third parties will respond to Central Parking's questionnaire at all, or for responses that are received, that such responses will be accurate. The failure of third parties to adequately address their year 2000 issues could have a negative effect on Central Parking's business and financial results.


FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS


Central Parking operates in the United Kingdom, Germany, Mexico, the Republic of Ireland, Chile, Malaysia, Canada, and Spain, maintains a business development office in the Netherlands, and intends to expand its business in these and other international locations. For the year ended September 30, 1998, revenues from foreign operations represented 6.0% of Central Parking's total revenues. Of these foreign revenues, revenues from United Kingdom operations represented 96.3% of such revenues, excluding earnings from joint ventures. Central Parking receives revenues and incurs expenses in various foreign currencies in connection with its foreign operations and, as a result, Central Parking is subject to currency exchange rate fluctuations. Central Parking intends to continue to invest in foreign leased or owned parking facilities, either independently or through joint ventures, where appropriate, and may become increasingly exposed to foreign currency fluctuations. Presently, Central Parking has limited exposure to foreign currency risk and anticipates implementing a hedge program if such risk materially increases.


ECONOMIC AND MONETARY UNION


On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and a new currency called the "euro." These countries adopted the euro as their common legal currency on that date. The euro will trade on currency exchanges and be available for non-cash transactions. Thereafter and until January 1, 2002, the existing sovereign currencies will remain legal tender in these countries. On January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries. While the vast majority of Central Parking's operations within the European Union are currently in the United Kingdom, a European Member which is not scheduled to participate in the euro conversion, Central Parking has operations in countries which are scheduled to adopt the euro. Central Parking is in the process of assessing the impact of the euro conversion to its operations in the participating countries, including the need to adopt new information technology, parking related equipment and other systems to accommodate euro-denominated transactions, as well as the impact to currency risk and contractual relationships. Based on management's assessment of the impact of the euro conversion, Central Parking does not believe that the euro conversion will have a material impact on its operations or financial condition.


INCREASED ENVIRONMENTAL EXPOSURE FROM INCREASED PROPERTY OWNERSHIP



As a result of the merger, the combined company will own or operate significantly more properties than Central Parking currently owns or operates. In connection with the ownership or operation of parking facilities, Central Parking may be potentially liable for environmental problems, including any such problems which are asserted against the properties currently owned or operated by Allright. Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that a material environmental claim will not be asserted against Central Parking or against its or Allright's owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a negative effect on Central Parking's business and financial results.



LABOR UNIONS; POTENTIAL WORK STOPPAGE


Approximately 3,900 employees of Central Parking and 591 employees of Allright are represented by labor unions. There can be no assurance that Central Parking or Allright will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that Central Parking or Allright would be able to staff sufficient employees for its short-term needs. Any such labor strike or the inability of Central Parking or Allright to negotiate a satisfactory contract upon expiration of the current agreements could have a negative effect on Central Parking's or Allright's business and financial results.

                                   THE MERGER


The discussion of the merger is subject to, and qualified in its entirety by reference to, the Agreement and Plan of Merger dated as of September 21, 1998, as amended January 5, 1999 (the "Merger Agreement"), a copy of which is attached to this joint proxy statement/prospectus as Annex A, and is incorporated by reference. The parties to the Merger Agreement are Central Parking Corporation, a Tennessee corporation (together with its subsidiaries, "Central Parking"), Central Merger Sub, Inc., a Tennessee corporation and wholly owned subsidiary of Central Parking ("Central Parking Sub"), Allright Holdings, Inc., a Delaware corporation (together with its subsidiaries, "Allright"), Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("Apollo"), and AEW Partners, L.P., a Delaware limited partnership ("AEW"). Pursuant to the Merger Agreement, Central Parking Sub will merge with and into Allright, with Allright surviving the merger as an indirect, wholly owned subsidiary of Central Parking (the "Merger").


GENERAL


This joint proxy statement/prospectus is being furnished to shareholders of Central Parking in connection with the solicitation of proxies by the Board of Directors of Central Parking (the "Central Parking Board") for use at the special meeting of Central Parking shareholders (including any adjournment or postponement thereof) to be held on February 17, 1999. At the Central Parking special meeting, shareholders of Central Parking will be asked to consider and vote upon:



     - the approval of the Merger Agreement and the issuance of Central Parking common stock as contemplated by the Merger Agreement (the "Merger Proposal");



     - the approval of an amendment to Central Parking's Amended and Restated Charter to increase the number of authorized shares of common stock, $0.01 par value per share, from 50 million to 100 million (the "Charter Amendment Proposal"); and



     - other matters properly brought before the Central Parking special meeting.



This joint proxy statement/prospectus is also being furnished to shareholders of Allright in connection with the solicitation of proxies by the Board of Directors of Allright (the "Allright Board") for use at the special meeting of Allright shareholders (including any adjournment or postponement thereof) to be
held on February   , 1999. At the Allright special meeting, the Allright
shareholders will be asked to consider and vote upon the adoption of the Merger Agreement, and other matters properly brought before the Allright special meeting.



This joint proxy statement/prospectus also constitutes the prospectus of Central Parking filed with the Securities and Exchange Commission as a part of a Registration Statement on Form S-4 under the Securities Act of 1933, with respect to an estimated 7.6 million shares of Central Parking common stock to be issued to shareholders of Allright pursuant to the Merger Agreement.



The Merger Agreement provides that each share of Allright common stock, $0.10 par value per share, outstanding immediately prior to the effective time (other than shares owned by Allright as treasury stock or by Central Parking or any subsidiary of Central Parking) will be converted into such number of shares determined by the exchange ratio. The exchange ratio is determined by dividing the Equity Purchase Price by $46.00 and dividing that quotient by the number of shares of Allright common stock outstanding on a fully diluted basis (the "Exchange Ratio").

The total Equity Purchase Price of Allright is $564,390,050, adjusted as follows:


     - Approved acquisitions. For acquisitions completed after April 30, 1998, the amount of cash consideration used and transaction expenses and capital expenditures incurred for such acquisitions will be added to the purchase price.

     - Transaction expenses. If the expenses incurred by Allright in connection with the Merger exceed $5 million, the excess will be subtracted from the purchase price and if such expenses are under $5 million, the shortfall will be added to the purchase price.

     - Working capital. If Allright's working capital deficit is more than $6 million, the deficit amount above $6 million will be subtracted from the purchase price.

     - EBITDA. If Allright's June 30, 1998 earnings before income taxes, depreciation and amortization ("EBITDA") (with certain adjustments to be made to EBITDA pursuant to the Merger Agreement) is below $34.0 million, the amount below $34.0 million times sixteen (16) will be subtracted from the purchase price.

     - Options and warrants. The aggregate exercise price of outstanding and unexercised Allright warrants and non-qualified options will be added to the purchase price.

     - Permitted sales. The net proceeds from any permitted sale, lease or transfer of any property or assets will be subtracted from the purchase price.

     - Assumed debt. The principal amount of any long-term debt or capitalized leases assumed by Central Parking will be subtracted from the purchase price.

     - Excess severance. If Allright's contractual severance obligations exceed a certain amount, the excess will be subtracted from the purchase price.

     - Other. A percentage of certain gain or loss from divestitures made by Allright will be added or subtracted, respectively, from the purchase price.

For a more detailed description of the Equity Purchase Price, see "The Merger Agreement -- Conversion of Securities; Merger Consideration." The following is an illustration of the calculation of the Exchange Ratio. The calculation is for illustrative purposes only and is based on the best estimates of Central Parking
as of January   , 1999. THE CALCULATION OF THE EXCHANGE RATIO IS SUBJECT TO
VARIOUS ADJUSTMENTS AS OF THE CLOSING OF THE MERGER. THEREFORE, THE ACTUAL FIGURES REQUIRED TO COMPLETE THE CALCULATION CANNOT ACCURATELY BE DETERMINED UNTIL THAT TIME, AND THE ACTUAL FIGURES MAY BE SUBSTANTIALLY DIFFERENT THAN THE FIGURES USED IN THE FOLLOWING ILLUSTRATION.



Starting purchase price.....................................  $ 564,390,050
  + the aggregate exercise price of Allright warrants and
    certain Allright options;...............................      5,485,000
  + certain Allright expenses related to this
    transaction;............................................             --
  + the purchase price and expenses related to the
    acquisition of certain parking facilities;..............     47,237,640
  + a percentage of certain gains on the sale of certain
    properties;.............................................             --
  - the principal amount of any long-term indebtedness or
    capitalized leases of Allright;.........................   (257,870,000)
  - Allright's working capital deficit above certain
    levels;.................................................     (4,580,000)
  - certain Allright expenses related to this transaction
    above certain levels;...................................     (3,000,000)
  - a percentage of certain losses on the sale of certain
    properties;.............................................             --
  - the net proceeds from the sale of certain assets of
    Allright;...............................................     (1,000,000)
  - certain Allright employee severance costs; and..........       (328,000)
  - a multiple of Allright's June 30, 1998 EBITDA below a
    certain level...........................................             --
                                                              -------------
Total equity purchase price.................................  $ 350,334,690
                                                              -------------
Total Central Parking common stock to be issued in the
  Merger (350,334,690 / 46).................................      7,615,972
                                                              -------------
Total shares of Allright common stock, warrants and certain
  options to purchase Allright common stock (estimated).....         85,903
                                                              -------------
Exchange ratio (7,615,972 / 85,903).........................         88.658
                                                              =============



The above calculation of the Exchange Ratio assumes:



     - transaction expenses are $8 million;



     - acquisitions are financed through debt;



     - net proceeds from permitted sales are used to reduce debt;



     - working capital deficit is $10,580,000;



     - total severance obligations exceed specified threshold; and



     - exercise of all Allright incentive stock options.



The Merger will become effective (the "Effective Time") at the time of filing of articles of merger with the Secretary of State of the State of Delaware (or at such later time as is specified in the articles of merger), which is expected to occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Effective Time is expected to occur as soon as practicable after the special meetings.

In connection with the Merger Agreement, certain parties also (A) entered into a Registration Rights Agreement, dated as of September 21, 1998, as amended January 5, 1999 by and among Central Parking, Apollo, AEW, and certain affiliates of Central Parking (the "Registration Rights Agreement"), (B) entered into various transaction support agreements dated as of September 21, 1998, by and among Central Parking, Allright and certain shareholders of either Central Parking or Allright (collectively, the "Transaction Support Agreements"), and
(C) agreed to enter into a non-competition agreement to be dated as of the closing, by and among Central Parking, AEW, Apollo and certain other entities (the "Non-Competition Agreement" and collectively with the Registration Rights Agreement and the Transaction Support Agreements, the "Related Agreements").


CENTRAL PARKING'S REASONS FOR THE MERGER; RECOMMENDATION OF THE CENTRAL PARKING BOARD OF DIRECTORS


On September 21, 1998, the Central Parking Board:



     - determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of the Central Parking common stock pursuant to the Merger, and the terms of Related Agreements, are fair to and in the best interests of Central Parking and its shareholders;



     - approved the Merger Agreement, the Related Agreements and the transactions contemplated thereby; and



     - recommended that Central Parking shareholders approve the Merger
       Agreement.


In reaching the foregoing conclusions and recommendations, the Central Parking Board considered a number of factors, including the following:

     - the Merger is expected to enhance Central Parking's position as one of the world's leading parking services providers;

     - the opportunity for cost savings and increased efficiencies by combining the operations of the two companies, especially in cities where both companies have operations;

     - the combination of management and operational expertise and resources of the two companies is expected to create the opportunity for improved operations and is expected to better position Central Parking to capitalize on growth opportunities in the parking industry;

     - Central Parking will gain access to the Allright brand name, which is a leading national brand;

     - the Merger will give Central Parking access to Allright's owned properties, which historically have provided more durable cash flows than leased or managed properties and offer development potential;

     - Central Parking's geographic base will be broadened by the Merger, which will add locations in the midwest, southwest and California to Central Parking's existing locations; and

     - the potential for new business through relationships with Apollo, AEW and their respective affiliates, each of which has extensive real estate contacts and assets.

In addition to the factors outlined above, the Central Parking Board made its determination after careful consideration of, and based on, certain additional factors, information and reports, including the following:

     - reports from management and legal and accounting advisors on the specific terms of the relevant agreements, including the Merger Agreement and the Related Agreements, and other matters, including the fact that the Merger is expected to be accounted for as a pooling of interests;


     - the companies' respective historical financial conditions, results of operations and estimated future results (including those of Central Parking as a stand-alone entity), current financial market conditions and historical market prices; trading information for Central Parking common stock; the consideration to be paid to Allright shareholders in the Merger; and the percentage of the combined company to be owned by Central Parking shareholders following the Merger; and


     - the financial and other analysis presented by Central Parking's financial advisor, The Blackstone Group, L.P. ("Blackstone"), including the oral opinion of Blackstone (subsequently confirmed in writing) that the Exchange Ratio was fair to the Central Parking shareholders from a financial point of view as of the date of such opinion. See "-- Opinion of Central Parking's Financial Advisor."


The Central Parking Board also considered:



     - the risk that the benefits sought in the Merger would not be obtained;



     - the risk that the Merger would not be consummated;



     - the effect of the public announcement of the Merger on revenues, customer and supplier relationships, operating results and ability to retain employees, and on the trading price of Central Parking common stock;



     - the potentially substantial management time and effort that will be required to consummate the Merger and integrate the operations of the two companies;



     - the impact of the Merger on Central Parking and Allright employees;



     - the impact of the Registration Rights Agreement on Central Parking's ability to raise capital; and



     - other matters described under "Risk Factors" and "--Forward Looking Statements May Prove Inaccurate."


In the judgment of the Central Parking Board, the potential benefits of the Merger outweighed these considerations.

The foregoing discussion of the information and factors considered by the Central Parking Board is not intended to be exhaustive but includes all material factors considered. The Central Parking Board did not assign relative weight to the above factors. Rather, it viewed its position and recommendation as being based on the totality of the information presented and considered. In addition, individual members of the Central Parking Board may have given different weight to different factors.

THE CENTRAL PARKING BOARD UNANIMOUSLY RECOMMENDS THAT THE CENTRAL PARKING SHAREHOLDERS VOTE "FOR" THE MERGER PROPOSAL.

BACKGROUND OF THE BUSINESS RELATIONSHIP AND THE MERGER

On January 12, 1998, Central Parking retained Blackstone to evaluate certain strategic alternatives, including a possible transaction with Allright. On January 30, 1998, Central Parking and Allright entered into a confidentiality agreement with respect to certain information regarding Allright to be provided to Central Parking. On February 17, 1998, Monroe Carell Jr., Chairman and Chief Executive Officer of Central Parking, and representatives of Blackstone met with representatives of the Allright Board in a preliminary meeting in New York to explore the feasibility of pursuing a transaction. Some general financial information was exchanged following the meeting.

On April 28, 1998, certain executives of Central Parking and representatives of Blackstone met with representatives of the Allright Board and executives of Allright, Apollo and AEW and representatives of Bear, Stearns & Co. Inc., financial advisors to Apollo and AEW, to discuss parameters for due diligence and other activities leading to a possible transaction. On May 5, 1998, Central Parking sent a letter to Allright requesting certain due diligence materials, and on or about May 15, 1998, Allright sent Central Parking a letter requesting certain due diligence materials. On May 19, 1998, Central Parking and Allright entered into a confidentiality agreement covering certain information regarding Central Parking provided to Allright. During late May and early June 1998, representatives of Central Parking and its advisors and representatives of Allright and their advisors reviewed due diligence materials in data rooms set up by Central Parking and Allright. Numerous due diligence meetings and phone conferences were conducted during the months of June, July, August and September between representatives of Central Parking, Apollo, AEW and the Allright Board. Face-to-face negotiations took place on June 29, July 12, July 20, August 5 and August 24, 1998, in which representatives of Central Parking, Apollo, AEW and the Allright Board met in New York to discuss a number of issues relating to the transaction, including due diligence and documentation matters.


The Boards of Central Parking and Allright discussed the fact that after the Merger certain shareholders of Central Parking would own a substantial amount of the outstanding Central Parking common stock and such shareholders may want to sell some or all of such stock. These significant shareholders included not only Apollo and AEW, but also Monroe J. Carell, Jr., The Carell Children's Trust and various other Carell family trusts and foundations which are currently Central Parking shareholders. The Central Parking Board realized that if each of these significant shareholders decided to sell a substantial amount of stock pursuant to Rule 144 of the Securities Act at approximately the same time, such sales in the open market could have a significant negative impact on the Central Parking common stock market price. The Central Parking Board concluded that it was desirable to provide a mechanism for all of its significant shareholders to dispose of their Central Parking common stock in an orderly manner that would minimize the impact on Central Parking's trading market. As a result, the parties entered into the Registration Rights Agreement, which set forth an orderly method by which each of its significant shareholders may dispose of their Central Parking common stock in accordance with the federal securities laws.


In addition, given the fact that certain shareholders of both Central Parking and Allright beneficially own in the aggregate a percentage of the common stock outstanding of their respective companies sufficient to approve the Merger, the Boards of Directors of both companies thought it was in their respective best interests during the period pending the Merger to ensure the Merger would be consummated by having the controlling shareholders enter into the Transaction Support Agreements or otherwise agree to vote in favor of the Merger.


At a special meeting held on September 3, 1998, the Central Parking Board met to discuss the proposed terms and conditions of the transaction. At the meeting, the status of the negotiations was reviewed; the results of Central Parking's due diligence review were presented; representatives of Blackstone presented an analysis of the financial terms of the proposed transaction; a representative of Harwell Howard Hyne Gabbert & Manner, Central Parking's outside legal counsel, outlined the terms of the proposed transaction and presented the Central Parking Board's legal duties and responsibilities; and representatives of KPMG LLP, Central Parking's independent public accountants, discussed applicable pooling and other accounting issues.



On September 9, 1998, representatives of Central Parking made a presentation regarding the business of Central Parking to representatives of the Allright Board. Negotiations between representatives of Central Parking and the Allright Board continued until final agreement on terms of the Merger Agreement and the Related Agreements was reached on September 21, 1998. The assumed value of the Central Parking common stock was set at $46.00 after negotiations by the parties, which took into account the then-current trading price of Central Parking common stock. During this period, the Central Parking Board and the remaining members of the Allright Board were kept informed of the progress of the negotiations. Pursuant to unanimous consent resolutions dated as of September 21, 1998, the Central Parking Board and the Allright Board both approved entering into the proposed Merger Agreement and Related Agreements. The Merger Agreement, the Registration Rights Agreement and the Transaction Support Agreements were signed on September 21, 1998. A press release announcing the proposed Merger was issued on September 21, 1998.



On January 5, 1999, the parties agreed to amend the Merger Agreement to extend the time allowed for the special meetings. The parties also agreed to amend the Registration Rights Agreement to, among other things, extend the time during which the Allright Holders may request an underwritten offering of their shares of Central Parking common stock.


ALLRIGHT'S REASONS FOR THE MERGER; RECOMMENDATION OF THE ALLRIGHT BOARD OF DIRECTORS


After reviewing the terms of the Merger Agreement and the Related Agreements and certain information concerning Central Parking, the Allright Board unanimously determined that the Merger is advisable and in the best interests of Allright and its shareholders. The decision to accept the $46 assumed value of the Central Parking common stock to be issued in the Merger was reached by an analysis of the results, operations and future prospects of Central Parking by the Allright Board. Given the then-market value of the Central Parking common stock and the Allright Board's knowledge of the parking industry, the Allright Board determined, after considering the risk that the Central Parking common stock would trade below $46 per share, that $46 per share was a fair value. Accordingly, the Allright Board has unanimously adopted the Merger Agreement, the Related Agreements, and the transactions contemplated thereby and unanimously recommends that the holders of Allright common stock vote "for" adoption of the Merger Agreement and the transactions contemplated thereby at the Allright special meeting.

In reaching its decision to adopt the Merger Agreement and the transactions contemplated thereby, members of the Allright Board consulted with Allright's management, as well as its legal counsel, accountants and financial advisor, Bear, Stearns & Co. Inc., and considered a number of factors, including without limitation, the following:


     - the consideration to be received by Allright's shareholders in the Merger, including the fact that the estimated aggregate consideration after adjustments for holders of Allright common stock represents, in the Allright Board's opinion, an attractive price based on Allright's historical performance, and also represents a significant premium (on a per share basis) over the price that Apollo, AEW and certain other investors paid for Allright common stock in connection with the acquisition of Allright Corporation by Allright in October 1996. See "The Merger -- General;"



     - the fact that the issuance of shares of Central Parking common stock in the Merger would be registered under the Securities Act and would be subject to certain registration rights under the Registration Rights Agreement and that the shares of Central Parking common stock were expected to be tradeable on the New York Stock Exchange ("NYSE"), greatly increasing the liquidity of Allright's shareholders;



     - the ability of Allright's shareholders to continue to participate in the growth of the business conducted by Allright and Central Parking after the Merger and to benefit from the potential appreciation in the value of the Central Parking common stock, while obtaining tax-free treatment for the shares of Central Parking common stock received as Merger consideration. See "Certain Federal Income Tax Considerations;"


     - Central Parking's and Allright's respective businesses (including the range of services provided), assets, liabilities, strategic objectives, competitive positions and prospects. The integration and combination of management, resources, and operational expertise of the two companies, as well as the resulting broad geographical base of the combined company; and

     - the changing nature of the parking services industry, including the need to capitalize on opportunities for growth, cost savings, and increased efficiencies. The Allright Board believed that the combined company would be better able to take advantage of present as well as future growth opportunities in the parking industry.


The Allright Board also considered the risks that:



     - the Merger would not be consummated;



     - the value of the Central Parking common stock could fluctuate;



     - the benefits sought in the Merger would not be obtained;



     - the impact of the Merger on Allright employees; and



     - other matters described under "Risk Factors" and "-- Forward Looking Statements May Prove Inaccurate."


The foregoing discussion of the information and factors considered and given weight by the Allright Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the terms of the Merger, the Allright Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their determinations. In addition, individual members of the Allright Board may have given different weights to different factors.


THE ALLRIGHT BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ALLRIGHT COMMON STOCK VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.


OPINION OF CENTRAL PARKING'S FINANCIAL ADVISOR


On September 21, 1998, Blackstone delivered its written opinion (the "Blackstone Opinion") to the Central Parking Board, stating that, as of the date of such opinion and subject to the various considerations set forth in the opinion, the Exchange Ratio is fair to the holders of Central Parking common stock from a financial point of view.



The full text of the Blackstone Opinion dated as of September 21, 1998 is attached as Annex B and is incorporated by reference. Holders of shares of Central Parking common stock are urged to, and should, read such opinion in its entirety. The Blackstone Opinion is directed only to the fairness of the Exchange Ratio to the holders of Central Parking common stock from a financial point of view and does not constitute a recommendation to any holder of Central Parking common stock as to how to vote on the proposed Merger or any matter related thereto. The summary of the Blackstone Opinion as set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.



In connection with the Blackstone Opinion, Blackstone reviewed, among other things:



     - the Merger Agreement and the Related Agreements;



     - certain publicly available information concerning the business, financial condition, and operations of Central Parking which was believed to be relevant;



     - audited financial statements prepared in accordance with generally accepted accounting principles ("GAAP") for Allright for the fiscal years 1995, 1996, and 1997 and unaudited financial statements for fiscal year 1998;



     - certain internal financial analyses and forecasts relating to Central Parking and Allright prepared by their respective managements; and



     - forecasts of certain cost synergies expected to be achieved as a result of the Merger, which were prepared by Central Parking's management (the "Synergies").


Blackstone also held discussions with members of the senior management of Central Parking to understand Central Parking's historical financial performance, prospects for the parking industry, Central Parking's strategic goals and competitive positioning, and the strategic merits of the Merger. Furthermore, Blackstone held discussions with representatives from Apollo, AEW and Allright's management to understand Allright's historical financial performance, strategic goals and competitive positioning and management's fiscal year ending June 30, 1998 and calendar year 1998 financial projections.


In addition, Blackstone:



     - reviewed the historical market prices, operating statistics, and trading parameters for Central Parking common stock and;



     - analyzed the respective contributions of certain income statement and balance sheet items by Central Parking and Allright to the combined company;

     - compared certain financial and stock market information for Central Parking and Allright with similar information for certain other companies the securities of which are publicly traded;



     - reviewed the financial terms of certain recent business combinations in the parking industry;



     - performed a discounted cash flow analysis on Allright;



     - reviewed the pro forma effect of the Merger on Central Parking's earnings per share and balance sheet; and



     - performed such other studies and analyses which were believed by Blackstone to be relevant.



In arriving at its opinion, Blackstone relied without assuming responsibility for independent verification, upon the accuracy and completeness of all of the financial and other information reviewed by it that was publicly available, that was supplied or otherwise made available to it by Central Parking and Allright or that was otherwise reviewed by it. Blackstone further relied upon the assurances of the management of Central Parking that it was not aware of any facts that would make such information provided by it inaccurate, incomplete or misleading. Without limiting the generality of the foregoing, Blackstone assumed that the financial forecasts prepared by Central Parking and Allright and provided to it, including without limitation, forecasts of Synergies, were reasonably determined on a basis reflecting the best currently available judgment and estimates of Central Parking as to the future financial performance of Central Parking and Allright. Blackstone expressed no view as to such financial forecasts or the assumptions on which they were based. In addition, Blackstone did not conduct a physical inspection of the properties and facilities of Central Parking or Allright, nor did it make an independent evaluation or appraisal of the assets and liabilities of Central Parking or Allright.



Blackstone assumed that the Merger contemplated by the Merger Agreement will be accounted for as a pooling of interests under GAAP and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Blackstone Opinion was necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated, and the information made available to it, as of the date thereof. Furthermore, Blackstone expressed no opinion as to the prices at which Central Parking common stock trades or would trade at any time. Blackstone assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger.


The following is a brief summary of the analyses and examinations performed by Blackstone that were presented to the Central Parking Board on September 3, 1998 (materials updated as of September 18, 1998) and were utilized by Blackstone in preparation of the Blackstone Opinion.


Calculation of Consideration. As Allright will be receiving a fixed number of shares in the Merger based on a $46.00 implied share price, the value of the consideration received by Allright shareholders will vary with fluctuations in the price of Central Parking's common stock. Blackstone reviewed the Merger based on a range of Central Parking common stock prices selected by Blackstone of: (1) $46.00 per share ("Price Scenario 1"), (2) $46.75 per share -- Central Parking's closing price on September 18, 1998 ("Price Scenario 2"), and (3) $44.066 per share -- Central Parking's average price for the last 20 trading days as of September 18, 1998 ("Price Scenario 3").


Analysis of Selected Comparable Publicly Traded Companies. Blackstone compared the transaction multiples for the acquisition of Allright (the "Acquisition Multiple") to certain actual and estimated financial and stock market information for Central Parking, the only pure-play publicly traded comparable parking company, and to a group of service-oriented consolidator companies comprised of Outdoor Systems Inc, Allied Waste Industries, US Filter Corp., Accustaff Inc., Consolidated Graphics Inc., Comfort Systems USA Inc., Lason Inc., Service Experts Inc., Group Maintenance America Corp., Miller Industries, Inc., and White Cap Industries Inc. (collectively, the "Comparable Companies"). Blackstone selected the Comparable Companies based on position within their respective industry groups, size characteristics, acquisition history, and growth prospects. The Institutional Brokers Estimate System ("IBES") 5-Year Projected Growth Rate was approximately 26.7% for Central Parking, as compared to an average of 27.3% for the Comparable Companies (with a range of 23.4% to 36.3%). Blackstone noted that Allright's compound annual EBITDA growth from June 30, 1996 to June 30, 1998 was 21.9%. Considering the acquisitive nature of the Comparable Companies, Blackstone reviewed both latest twelve months ("LTM") and forward multiples (based on the average of available analyst estimates for projected operating results) to more accurately reflect the contribution of recent acquisitions. In its analysis, Blackstone placed greater emphasis on the total enterprise value multiples, i.e., EBIT or EBITDA multiples, and less emphasis on the share price multiples, i.e., earnings multiples, because of Allright's higher leverage ratios relative to both Central Parking and the Comparable Companies. Allright's higher leverage ratios relative to both Central Parking and the Comparable Companies, combined with Allright's higher cost of debt relative to Central Parking, led to relatively higher interest expense as a percent of EBIT or EBITDA and relatively lower earnings as a percent of EBIT or EBITDA, thus causing Blackstone to put less emphasis on price multiples than on total enterprise value multiples. This analysis indicated the following:



                                        ACQUISITION MULTIPLE                              COMPARABLE COMPANIES
                       ------------------------------------------------------   CENTRAL   ---------------------
                       PRICE SCENARIO 1   PRICE SCENARIO 2   PRICE SCENARIO 3   PARKING   AVERAGE      RANGE
                       ----------------   ----------------   ----------------   -------   -------   -----------
TEV(1)/LTM(2)
  EBITDA.............        16.1x              16.2x              15.7x         22.9x     12.7x     7.4x-25.9x
TEV/Projected 1998
  EBITDA.............        14.1               14.2               13.7          22.3      10.0      6.3x-17.4x
TEV/LTM EBIT(3)......        21.4               21.7               20.9          32.4      17.1      8.7x-31.6x
TEV/Projected 1998
  EBIT...............        18.3               18.5               17.9          28.0      13.2      7.3x-25.2x
Price/LTM Earnings...       139.8              142.1              133.9          48.1      23.3     13.2x-46.7x
Price/1998
  Earnings...........        65.0               66.1               62.3          47.2      18.4     11.6x-37.5x

                                                                     COMPARABLE COMPANIES
                                                           CENTRAL   ---------------------
                                                ALLRIGHT   PARKING   AVERAGE      RANGE
                                                --------   -------   -------   -----------
Debt + Preferred Stock/Total Book
  Capitalization(4)...........................    73.8%     41.6%     41.7%    24.2%-65.9%
LTM EBITDA Margin.............................    17.0%     19.7%     17.0%     7.8%-46.3%
LTM EBIT Margin...............................    12.7%     13.9%     12.1%     6.0%-29.1%
LTM Net Income Margin.........................     1.2%      7.8%      5.3%      2.8%-7.8%



(1) Defined as the market value of common equity plus the liquidation value of preferred equity, the principal amount of debt and minority interest less cash and cash equivalents.


(2) Defined as Last Twelve Months


(3) Defined as Earnings Before Interest and Taxes


(4) Defined as debt plus preferred stock plus the book value of common equity



Analysis of Selected Precedent Transactions. Blackstone reviewed and analyzed selected financial, operating and stock market information relating to completed parking industry merger and acquisition transactions with total enterprise values of above $50 million since January 1, 1992, which were deemed by Blackstone to be comparable and relevant. The transactions analyzed by Blackstone include Apcoa, Inc.'s merger with Standard Parking, Central Parking's acquisition of Kinney System Holding Corp., Chase Capital Partners' acquisition of SunPark, Inc., First Union Management's acquisition of Imperial Parking, Central Parking's acquisition of Square Industries, Inc., Apollo and AEW's acquisition of Allright, and Onex Corp.'s acquisition of Imperial Parking, Ltd. (collectively, the "Comparable Transactions"). Blackstone compared certain financial and market statistics for the Comparable Transactions with those for the Merger. In its analysis, Blackstone placed greater emphasis on the total enterprise value multiples because of Allright's higher leverage ratios relative to the Comparable Transactions. The analysis showed the following:



                                                                                     COMPARABLE
                                        ACQUISITION MULTIPLE                        TRANSACTIONS
                       ------------------------------------------------------   ---------------------
                       PRICE SCENARIO 1   PRICE SCENARIO 2   PRICE SCENARIO 3   AVERAGE      RANGE
                       ----------------   ----------------   ----------------   -------   -----------
TEV/LTM EBITDA.......        16.1x              16.2x              15.7x         11.7x     9.0x-16.3x
TEV/LTM EBIT.........        21.4               21.7               20.9          16.8     12.1x-23.4x
Price/LTM Earnings...       139.8              142.1              133.9          25.4     13.2x-42.6x



Relative Contribution Analysis. Pro forma for the Merger, holders of Central Parking common stock would own an approximate 79.7% stake and holders of Allright common stock would own an approximate 20.3% stake of the combined company. Blackstone calculated and analyzed the relative contribution of Central Parking and Allright to the combined company with respect to fiscal year ending September 30, 1997 and fiscal year ending September 30, 1998 for income statement items and September 30, 1997 and June 30, 1998 (April 30, 1998 for Allright) for balance sheet items. Blackstone analyzed revenues, EBITDA, EBIT, net income, total assets, book value, net property plant and equipment and total debt. All forecasts for this analysis were provided by the respective managements of Central Parking and Allright, and the analysis did not take into account any potential cost savings or synergies as a result of, or any other effects from, the Merger.

The relative contribution analysis indicated that Central Parking and Allright would contribute to the combined company the following.



                                                              CENTRAL   ALLRIGHT
                                                              -------   --------
1997 Revenues...............................................   54.8%      45.2%
1998 Revenues...............................................   63.5%      36.5%
1997 EBITDA.................................................   55.6%      44.4%
1998 EBITDA.................................................   64.0%      36.0%
1997 EBIT...................................................   58.7%      41.3%
1998 EBIT...................................................   65.3%      34.7%
1997 Net Income.............................................  NA(1)      NA(1)
1998 Net Income.............................................   89.1%      10.9%
1997 Total Assets...........................................   39.5%      60.5%
1998 Total Assets...........................................   57.2%      42.8%
1997 Book Value.............................................   57.8%      42.2%
1998 Book Value.............................................   75.9%      24.1%
1997 Net PP&E...............................................   25.7%      74.3%
1998 Net PP&E...............................................   33.5%      66.5%
1997 Total Debt.............................................   26.9%      73.1%
1998 Total Debt.............................................   45.3%      54.7%


---------------


(1) Allright's net income was negative in 1997.



Pro Forma Merger Analysis. Blackstone analyzed the pro forma impact of the Merger on the earnings per share of Central Parking's common stock for the fiscal years 1999, 2000 and 2001. Blackstone assumed the 1998 Fiscal Year management forecast for Central Parking and used Central Parking's IBES EPS estimates and long-term growth rates for Fiscal Year 1999, 2000 and 2001 projections. Blackstone, in conjunction with Central Parking management, assumed a range of EBITDA growth rates to derive Allright's projections. Blackstone also assumed the after-tax income statement and cash flow statement contribution of the Synergies as previously described and that the Merger would be accounted for as a pooling of interests transaction, and that the Merger would be effected at the Exchange Ratio. This analysis indicated that the Merger would be mildly accretive to Central Parking's earnings per share in Fiscal Year 1999 and significantly accretive to Central Parking's earnings per share in Fiscal Years 2000 and 2001.


Discounted Cash Flow Valuation. In order to determine a range of values for Allright based upon a discounted cash flow analysis, Blackstone assumed the Allright projections, a range of discount rates of 8.0% to 11.0% and a range of EBITDA exit multiples from 8.0 times to 12.0 times. Blackstone calculated Allright's total enterprise value to be from $436 million to $670 million, excluding the Synergies and $515 million to $749 million, including the Synergies.


As a whole, the above-outlined analyses supported Blackstone's conclusion that the Exchange Ratio is fair to holders of Central Parking common stock from a financial point of view.


The summary set forth above does not purport to be a complete description of the presentation by Blackstone to the Central Parking Board or the analyses performed by Blackstone in arriving at the Blackstone Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily suited to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Blackstone to exercise its professional judgment -- based on its experience and expertise -- in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Blackstone was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Blackstone did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Blackstone considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole.


The analyses were prepared solely for the purpose of Blackstone providing the Blackstone Opinion to the Central Parking Board as to the fairness of the Exchange Ratio from a financial point of view to holders of Central Parking common stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. Any estimates incorporated in the analyses performed by Blackstone are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than any such estimates. No public company utilized as a comparison is identical to Central Parking or Allright and none of the comparable acquisition transactions or other business combinations utilized as a comparison are identical to the Merger. Accordingly, an analysis of Comparable Companies and Comparable Transactions is not mathematical; rather it involves complex considerations and judgments concerning companies and other factors that could affect the public trading value of the Comparable Companies or company to which they are being compared. Similarly, analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Central Parking and Allright or their respective advisors, none of Central Parking, Allright, Blackstone or any other person assumes responsibility if future results or actual values are materially different from those forecasts or assumptions.


As described above, the Blackstone Opinion and the Blackstone presentation to the Central Parking Board was only one of many factors taken into consideration by the Central Parking Board in making its determination to approve the Merger Agreement. In addition, the terms of the Merger Agreement were determined through negotiations between Central Parking and Allright and were approved by the Central Parking Board. Although Blackstone provided advice to Central Parking during the course of these negotiations, the decision to enter into the Merger Agreement and to accept the Exchange Ratio was solely that of the Central Parking Board.

Central Parking retained Blackstone because of its experience and expertise to act as its financial advisor in connection with its evaluation of Central Parking's strategic alternatives. Blackstone has an internationally recognized merger and acquisition advisory business. Blackstone has also advised on other merger and acquisition transactions in the parking industry. Blackstone, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions. Blackstone is familiar with Central Parking, having provided certain investment banking services to Central Parking from time to time, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger.

Through a letter agreement dated April 21, 1997 (the "Blackstone Engagement Letter"), Central Parking engaged Blackstone to represent it in potential future transactions. The Blackstone Engagement Letter was amended on January 12, 1998 with regard to representation during the Merger and further modified on September 9, 1998. Pursuant to these documents, Central Parking has agreed to pay Blackstone:



     - an initial fee of $100,000 on the date of execution of the Blackstone Engagement Letter;



     - an additional retainer fee of $100,000 payable on each six-month anniversary of January 12, 1998 during the term of the Blackstone Engagement Letter;



     - a $500,000 fee should an opinion be rendered by Blackstone;



     - an additional transaction fee in an amount equal to the greater of $1.25 million or 1.4% on the first $250 million of consideration paid in a transaction (defined as the value of all cash, securities and other properties, paid or payable, directly or indirectly in connection with the Merger) plus 1.0% on the amount over $250 million, less any of the foregoing fees, including opinion fees, paid to Blackstone (but not credited twice in the event of more than one transaction).



Blackstone's fee is capped at $7.5 million. In addition, Central Parking has agreed to reimburse Blackstone for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, and to indemnify Blackstone and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE


This document, and documents that have been incorporated by reference, include various forward-looking statements about Central Parking, Allright and the combined company that are subject to risks and uncertainties including their year 2000 efforts. Forward-looking statements include the information concerning future results of operations of Central Parking, Allright and the combined company after the effective time of the Merger, set forth under "Questions and Answers About The Merger," "Summary," "-- Background of the Business Relationship and the Merger," "-- Central Parking's Reasons for the Merger; Recommendation of the Central Parking Board," "-- Allright's Reason for the Merger; Recommendation of the Allright Board" "-- Opinion of Central Parking's Financial Advisor" and those preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. For those statements, Central Parking and Allright claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


You should understand that the following important factors, in addition to those discussed elsewhere in this document and the documents which are incorporated by reference (See "Where You Can Find More Information"), could affect the future financial results of Central Parking, Allright and the combined company and could cause actual results to differ materially from those expressed in forward-looking statements contained or incorporated by reference in this document:


     - successfully integrating Allright and Kinney System Holding Corp., as well as past and future acquisitions, in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing, and operations;

     - successful implementation of Central Parking's operating and growth strategy, including possible strategic acquisitions;

     - the continuation of the National Basketball Association strike;

     - fluctuations in quarterly operating results caused by a variety of factors including the timing of gains on sales of owned facilities, preopening costs, the effect of weather on travel and transportation patterns, and local, national and international economic conditions;

     - the ability of Central Parking to form and maintain its strategic relationships with certain large real estate owners and operators;

     - global and/or regional economic factors and potential changes in laws and regulations, including, without limitation, changes in federal, state and international laws regulating the environment; and

     - a significant delay in the expected closing of the Merger.

ACCOUNTING TREATMENT

The Merger is expected to be accounted for by Central Parking as a pooling of interests which means that, for accounting and financial purposes, the companies will be treated as if the Merger was consummated on October 31, 1996, the date Allright acquired Allright Corporation. Allright is deemed to be the successor company to Allright Corporation for accounting purposes. The Merger is conditioned on receipt of a letter from Central Parking's independent public accountants that the Merger will qualify as a pooling of interests and receipt of a letter from Allright's independent public accountants stating their belief that Allright qualifies as a combining company for purposes of pooling of interests accounting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES


The following is a summary description of the material federal income tax consequences of the Merger. This summary is not a complete description of all the consequences of the Merger. Each shareholder's individual circumstances may affect the tax consequences of the Merger to him or her. In addition, no information is provided with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Therefore, each Allright shareholder is advised to consult his or her own tax advisor as to the specific tax consequences of the Merger to him or her.



Neither Central Parking nor Allright has requested or will receive an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger to either of the companies or their respective shareholders. Allright has received an opinion of Skadden, Arps, Slate, Meagher
& Flom LLP, its counsel, dated January   , 1999 and Central Parking has received
an opinion of KPMG LLP, its tax advisor, dated January   , 1999 addressing
certain U.S. federal income tax consequences of the Merger as described below. Such opinions have been rendered, in part, on the basis of facts, representations and assumptions set forth or referred to in such opinions which are consistent with the expected state of facts existing at the Effective Time. In rendering their opinions, such counsel and advisor have required and relied upon representations and covenants, including those contained in certificates of officers of Central Parking and Allright. The opinions are to the effect that, for U.S. federal income tax purposes:



     - the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

     - no gain or loss will be recognized by Central Parking, Central Parking Sub or Allright as a result of the Merger;


     - no gain or loss will be recognized by the shareholders of Allright on the exchange of their Allright common stock for Central Parking common stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Parking common stock); and



     - the tax basis of the Central Parking common stock received by shareholders who exchange their Allright common stock for Central Parking common stock in the Merger will be the same as the tax basis of Allright common stock surrendered in exchange (reduced by any amount allocable to a fractional share interest for which cash is received).



In addition, it is a condition to the obligation of the parties to proceed with the Merger that Allright shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, its counsel, and Central Parking shall have received an opinion from KPMG LLP, its tax advisor, in each case dated as of the Effective Time concerning the federal income tax consequences of the Merger discussed above. Such opinions may be based in part on certain representations and covenants made to the parties' representative by officers of Central Parking and Allright.


No gain or loss will be recognized by Central Parking, Central Parking Sub or Allright by reason of their participation in the Merger. The tax basis of the Allright assets immediately after the Effective Time of the Merger will be the same as the basis of those assets in Allright's hands immediately prior to the Effective Time. The holding period of Allright's assets immediately after the Effective Time of the Merger will include the holding period of such assets held by Allright immediately prior to the Effective Time of the Merger. Holders of Allright options or warrants should consult with their tax advisor regarding the tax impact on the exercise of the options or warrants.


The federal income tax discussion set forth above is included for general information only. Allright shareholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the surrender of their shares of Allright common stock pursuant to the Merger, as well as advice as to the application and effect of state, local and foreign income and other tax laws and possible amendments to such laws.


APPRAISAL RIGHTS


Pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL"), any holder of Allright common stock who does not wish to accept the consideration to be paid pursuant to the Merger Agreement may elect to have the fair value of such shareholder's shares of Allright common stock (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to such shareholder in cash, together with a fair rate of interest, if any, provided that such shareholder complies with the provisions of Section 262.



The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex C to this joint proxy statement/prospectus. All references in Section 262 and in this summary to a "shareholder" are to the record holder of the shares of Allright Common Stock as to which appraisal rights are asserted.

Under Section 262, where a proposed merger is to be submitted for approval at a meeting of shareholders, a constituent corporation must notify each of its shareholders of record who were such as of the record date for such meeting and for whom appraisal rights are available, not less than 20 days prior to the meeting, that appraisal rights are available, and must include in such notice a copy of Section 262. This joint proxy statement/prospectus constitutes such notice to shareholders of Allright. Any shareholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully Annex C to this joint proxy statement/prospectus because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the Allright common stock, Allright believes that shareholders who consider exercising such rights should seek the advice of counsel.



Any holder of Allright common stock wishing to exercise the right to dissent from the Merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:



     - Such shareholder must deliver to Allright a written demand for appraisal of such shareholder's shares before the vote on the Merger Agreement at the Allright special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote against the Merger Agreement. Merely voting against, abstaining from voting or failing to vote in favor of adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.



     - Such shareholder must not vote for adoption of the Merger Agreement. A failure to vote will satisfy this requirement, but a vote in favor of the Merger Agreement, by proxy or in person, or the return of a signed proxy that does not specify a vote against adoption of the Merger Agreement or a direction to abstain in connection with the proposal, will constitute a waiver of such shareholder's right of appraisal and will nullify any previously filed written demand for appraisal because, in the absence of express contrary instructions, such shares of Allright common stock will be voted in favor of the proposal. Accordingly, a shareholder who desires to perfect appraisal rights with respect to any of such shareholder's shares of Allright common stock must, as one of the procedural steps involved in such perfection, either refrain from executing and returning the enclosed proxy card and from voting in person in favor of the proposal to approve the Merger Agreement, or check either the "Against" or the "Abstain" box next to the proposal on such card or affirmatively vote in person against the proposal or register in person an abstention with respect thereto.



     - Such shareholder must continuously hold such shares from the date of making the demand through the Effective Time. Accordingly, a shareholder who is the record holder of shares of Allright common stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the Effective Time will lose any right to appraisal in respect of such shares.



A demand for appraisal should be executed by or on behalf of the shareholder of record, fully and correctly, as such shareholder's name appears on such stock certificates, should specify the shareholder's name and mailing address, the number of shares of Allright common stock owned and that such shareholder intends thereby to demand appraisal of such shareholder's Allright common stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a shareholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners.

A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Shareholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

A shareholder who elects to exercise appraisal rights should mail or deliver a written demand to: Allright Holdings, Inc., c/o Allright Corporation, 1313 Main Street, Houston, Texas 77002, Attention: General Counsel.


Within ten days after the Effective Time, Allright must give written notice that the Merger has become effective to each shareholder who has complied with
Section 262. Any shareholder entitled to appraisal rights may, within 20 days after the date of mailing such notice, demand in writing from Allright the appraisal of such shareholder's shares. Within 120 days after the Effective Time, but not thereafter, either Allright or any shareholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Allright common stock held by all dissenting shareholders. Allright does not presently intend to file such a petition, and shareholders seeking to exercise appraisal rights should not assume that Allright will file such a petition or that Allright will initiate any negotiations with respect to the fair value of such shares. Accordingly, shareholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Allright has no obligation to file such a petition, the failure of a shareholder to do so within the period specified could nullify such shareholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of Allright), any shareholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the consideration provided in the Merger Agreement.


Within 120 days after the Effective Time, any shareholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from Allright, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Allright must mail such statement to the shareholder within 10 days of receipt of such request.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Chancery Court will determine which shareholders are entitled to appraisal rights and will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting shareholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. SHAREHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS, OR LESS THAN THE CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE MERGER AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES AND THAT INVESTMENT BANKING OPINIONS ARE NOT OPINIONS AS TO FAIR VALUE UNDER SECTION 262.

In determining fair value, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value."

Any shareholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the Effective Time).


At any time within 60 days after the Effective Time, any shareholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the shareholder may withdraw such demand for appraisal only with the consent of Allright. If no petition for appraisal is filed with the Delaware Chancery Court within 120 days after the Effective Time, or if such shareholder has withdrawn such demand for appraisal as discussed in the preceding sentence, shareholders' rights to appraisal shall cease, and all holders of shares of Allright common stock will be entitled to receive the Merger consideration. Any shareholder may withdraw such shareholder's demand for appraisal by delivering to Allright a written withdrawal of such shareholder's demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of Allright and no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any shareholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If Allright does not approve a shareholder's request to withdraw a demand for appraisal when such approval is required or the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the shareholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the Merger consideration.


Failure to comply strictly with the procedures set forth in Section 262 of the DGCL will result in the loss of a shareholder's statutory appraisal rights.

REGULATORY MATTERS


Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (the "HSR Act"), and the rules promulgated by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and specified waiting period requirements have expired or been terminated. Central Parking and Allright filed the required notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 8, 1998.


On November 6, 1998, Central Parking and Allright each received from the Antitrust Division a Request for Additional Documents and Other Additional Information (a "Second Request") with respect to the Merger. The time period for the Antitrust Division to review the Merger will terminate 20 days following substantial compliance by both Central Parking and Allright with the Second Request. Thereafter, the waiting period may be extended only by court order or the consent of the parties. Consequently, there can be no assurance that the consummation of the Merger will not be delayed by reason of the HSR Act.


Central Parking also has received notice that the attorneys general in Tennessee, Ohio and Texas are reviewing the transaction from an antitrust perspective. Each of these states has issued a formal request for documents and other information relating to the Merger in the form of a civil investigative demand. In addition, attorneys general in New York, Colorado and Illinois have indicated that they are considering the issuance of civil investigative demands. It is possible that other states could also issue such demands.



At any time before or after consummation of the Merger, the Antitrust Division, the FTC, a state governmental authority or a private person or entity could seek to enjoin the Merger under the antitrust laws or seek the divestiture of substantial assets of Central Parking. In the event the Department of Justice seeks a divestiture of assets by either Central Parking or Allright and Central Parking or Allright, as required, agrees to such divestiture (which neither party has an obligation to do) the merger agreement provides that the equity purchase price for Allright will be adjusted based upon a formula set forth in the agreement. This formula provides for an adjustment equal to 35% multiplied by the difference between (A) the appraised value of the divested property or operations and (B) 16 times EBITDA for such property or operations for the prior fiscal year. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result. The obligations of Central Parking and Allright to consummate the Merger are subject to the condition that any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and that none of Allright, Allright Corporation, Central Parking or Central Parking Sub shall be subject to any order, decree, ruling or other action of a court of competent jurisdiction which restrains, delays or otherwise prohibits the transactions contemplated by the Merger Agreement. See "Risk Factors -- Need for Antitrust Clearance" and "The Merger Agreement -- Conditions to the Consummation of the Merger" for further information.

FEDERAL SECURITIES LAWS CONSEQUENCES; RESALE RESTRICTIONS


This joint proxy statement/prospectus does not cover resales of Central Parking common stock to be received by the holders of Allright common stock upon consummation of the Merger and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.



All shares of Central Parking common stock issued pursuant to the Merger will be freely transferable, except that shares of Central Parking common stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Allright may be resold by them only in transactions permitted by the resale provisions of Rule 145 (or Rule 144 in the case of such persons who become affiliates of Central Parking) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Allright or Central Parking generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of Allright or Central Parking as well as significant shareholders.


CONDUCT OF THE BUSINESS IF THE MERGER IS NOT CONSUMMATED

If the Merger is not consummated, it is expected that the respective businesses and operations of Allright or Central Parking will continue to be conducted substantially as they currently are being conducted. Pursuant to the Merger Agreement, Central Parking has agreed, generally speaking, that if the Merger is terminated for any reason, Central Parking will not solicit or enter into any agreements to operate any facilities which Allright or any of its subsidiaries operated or have binding agreements to operate as of the date of the Merger Agreement or the date of termination of the Merger Agreement. In addition, if a termination of the Merger Agreement occurs, Central Parking will not employ or solicit any employee of Allright as of the date of the Merger Agreement or the date of termination of the Merger Agreement. The term of these restrictions are for three years if the Merger is not completed because of Central Parking's breach of the Merger Agreement or because of a material adverse change to Allright, or for eighteen months if the Merger is not completed for any other reason. The non-compete provision contained in the Merger Agreement could have a material adverse effect on Central Parking's business. See "The Merger
Agreement -- Effect of Termination; Non-Competition."

CERTAIN TRANSACTIONS; INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain directors and executive officers of Central Parking and Allright, as well as others, have interests in the Merger in addition to their interests solely as Central Parking shareholders and Allright shareholders.

Officers and Directors of the Surviving Corporation and Central Parking. The Merger Agreement provides that the directors and officers of Central Parking Sub, some of which are also directors and officers of Central Parking, will become the directors and officers of the surviving corporation after the Effective Time, including Monroe J. Carell, Jr., James H. Bond, Stephen A. Tisdell and Henry J. Abbott. See "The Merger Agreement -- Certificate of Incorporation and Bylaws; Directors and Officers." The Merger Agreement also provides that, upon consummation of the Merger, Apollo and AEW will each be entitled to designate one individual to the Central Parking Board. See "The Merger Agreement -- Certain Covenants -- Central Parking Board of Directors." AEW intends to designate Marc L. Davidson as its nominee to the Central Parking Board and Apollo intends to designate William S. Benjamin as its nominee to the Central Parking Board.

Options. The Merger Agreement provides that each option granted by Allright (each an "Allright Option") to purchase shares of Allright common stock outstanding and unexercised prior to the Merger shall automatically be converted into a right to receive an option to purchase Central Parking common stock. The amount of options to purchase Central Parking common stock into which each Allright Option will be converted will be the product of the number of shares of Allright common stock subject to the original Allright Option times the Exchange Ratio. Certain agreements pursuant to which Allright Options were granted, including the 1998 Plan (as defined below), provide for the acceleration of vesting of a certain number of Allright Options upon a change of control of Allright. On the date hereof, the number of unexercised Allright Options held by each of the five most highly compensated executive officers of Allright (including the chief executive officer) (the "Allright Executive Officers") is:
Mr. Shay (2,917), Mr. Grady (740), Mr. Dane (105), Mr. Chen (110) and Mr. Stone
(105). Certain of such Allright Options may be exercised prior to the Merger.



Retention/Employment/Management Continuity Agreements. In addition to any employment agreement or management continuity agreement to be entered into as discussed below, certain members of Allright management, including certain of the Allright Executive Officers, have entered into retention agreements with Allright, which provide for a certain lump sum cash payment to be made to such employees upon consummation of the Merger. An employee will forfeit such payment if the employee is no longer employed by Allright prior to the closing date of the Merger. The amount of payments to be made under the retention agreements for the Allright Executive Officers are expected to be: Mr. Dane ($600,000), Mr. Grady ($444,000), Mr. Chen ($40,000) and Mr. Stone ($65,000). Mr. Grady's
retention agreement also provides that if Mr. Grady's employment is terminated without cause by Allright prior to September 4, 1999, he shall be entitled to a lump sum severance payment of $378,000. Mr. Grady's retention agreement further provides that if the Merger Agreement is terminated for any reason, Mr. Grady and Allright will negotiate in good faith for 60 days to enter into a new employment agreement. If at the end of such 60 day period no employment agreement has been entered into, Allright will pay Mr. Grady a lump sum cash severance payment of $450,000.



Certain members of Allright management, including certain Allright Executive Officers, are expected to enter into employment agreements at the Effective Time with the surviving corporation. The employment agreements will provide that upon consummation of the Merger, the employee will be entitled to receive a certain payment from the surviving corporation. In addition, on the second anniversary of the closing date of the Merger, the employee will be entitled to receive an additional lump sum cash payment. The employee shall forfeit any right to receive payments if terminated for cause or if the employee terminates his employment other than for good reason. If the employee's employment is terminated (A) by the employee for good reason, (B) by the employer other than for cause, or (C) by the employee's death, any amounts due to the employee under the employment agreement not yet paid shall be accelerated and become payable within seven days following the employee's termination. The Allright Executive Officers expected to enter into employment agreements and the payments expected to be made thereunder are: Mr. Dane ($300,000 at closing and $300,000 at second anniversary of closing) and Mr. Stone ($32,500 at closing and $32,500 at second anniversary of closing).


Certain members of Allright management, including certain Allright Executive Officers, are expected to enter into management continuity agreements at the Effective Time with the surviving corporation. If an employee enters into an employment agreement as discussed above, such employee will not also enter into a management continuity agreement. The management continuity agreements are expected to provide that the surviving corporation will pay to the employee a lump sum cash payment on the six month anniversary of the closing date. The employee shall forfeit any right to receive payments if terminated for cause or if the employee terminates his employment. If the employee's employment is terminated by the employer other than for cause (including by reason of the employee's disability) or by the employee's death, any amounts due to the employee under the management continuity agreement not yet paid shall be accelerated and become payable within seven days following the employee's termination. The Allright Executive Officers expected to enter into management continuity agreements and the payments expected to be made thereunder are: Mr. Grady ($444,000) and Mr. Chen ($40,000).



Employment/Severance Agreements. Allright has entered into an employment agreement with Mr. Shay. Mr. Shay's employment agreement expires on March 1, 2001 (subject to earlier termination in certain circumstances), with automatic one year renewal periods. Mr. Shay receives a base salary of $275,000 per year, plus a certain bonus based upon performance measures, and is entitled to participate in Allright's benefit plans. In addition, Mr. Shay was granted an option to purchase 2,917 shares of Allright common stock which vests at a rate of 61 shares per month. On the date of grant, the option price exceeded the value of the Allright common stock. This option fully accelerates upon the occurrence of certain events, including the Merger, and partially accelerates upon certain other events, including Mr. Shay's termination other than for "Cause" (as defined in the employment agreement). Mr. Shay's employment agreement contains a provision restricting Mr. Shay's ability to compete with Allright for a period of 18 months following Mr. Shay's termination of employment with Allright. In addition, Mr. Shay's employment agreement provides Mr. Shay with the option, in lieu of $75,000 of annual base salary, to receive options to purchase 75 shares of Allright common stock, prorated monthly, at an exercise price of $1.00 per share, which are immediately exercisable.



Mr. Grady has also entered into an employment agreement with Allright. Mr. Grady's employment agreement had an original expiration date of September 3, 1998, but was automatically extended for one year as provided therein. The agreement renews automatically for one year periods unless a party thereto provides the other 30 days notice of its intention not to renew the agreement. Mr. Grady receives a base salary of $210,000 per year, plus a certain bonus based upon performance measures, and is entitled to participate in Allright's benefit plans. In addition, Mr. Grady was granted an option to purchase 740 shares of Allright common stock. On the date of grant, the option price exceeded the value of the Allright common stock. Such options vest at a rate of 25% on each anniversary of the employment agreement, with such grant being fully vested at the end of Mr. Grady's fourth year of employment. In the event of a "change of control" (which would include the Merger), the vesting of such options accelerates to permit the immediate exercise of twice the number of shares which would otherwise have been exercisable at the commencement of the change of control. Mr. Grady's employment agreement contains a provision restricting Mr. Grady's ability to compete with Allright for a period of 18 months following Mr. Grady's termination of employment with Allright.



Messrs. Chen, Dane and Stone have each entered into a Non-Solicitation Agreement with Allright, which contains certain non-solicitation provisions and certain severance provisions. The non-solicitation provisions generally prohibit the employee from soliciting or encouraging any customer, landlord, supplier, employee or other party to terminate or adversely modify its relationship with Allright. The severance provision provides, among other things, that if the employee is terminated by Allright without "cause" (as defined in the agreement), the employer may choose to pay the employee one year (six months in the case of Mr. Chen) of his salary and benefits then in effect and the employee shall remain subject to the non-solicitation provision contained in the agreement for such time, or release the employee from the non-solicitation provision contained in the agreement and not pay the employee any further compensation.



Mr. Bernard M. Meyer, the former Chief Executive Officer of Allright Corporation, entered into a letter agreement with Allright on December 15, 1997, pursuant to which Mr. Meyer was awarded stock options to purchase 100 shares of Allright common stock with an exercise price of $1,300 per share, and pursuant to which Mr. Meyer receives certain other benefits.



Employee Benefit Plans. Pursuant to the Allright 1998 Employee Stock Option Plan (the "1998 Plan"), certain members of Allright management received incentive stock options to purchase Allright common stock. Any options issued under the 1998 Plan which are not vested prior to the closing date will accelerate to permit the immediate vesting and exercise upon the consummation of the Merger. The Allright Executive Officers who have received options under the 1998 Plan include: Mr. Dane (105 options), Mr. Chen (110 options) and Mr. Stone (105 options).



Director and Officer Indemnification. Pursuant to the Merger Agreement, Central Parking will assume all arrangements providing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Allright. Central Parking shall cause such rights to continue in full force and effect, without amendment, for six years after the Effective Time. For six years after the Effective Time, Central Parking or the surviving corporation shall maintain in effect Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time or in the alternative, Central Parking may purchase a "tail" on Allright's existing insurance policy for a term of no less than six years. See "The Merger Agreement -- Certain Covenants -- Indemnification, Exculpation and Insurance."



Registration Rights. Certain current holders of Central Parking common stock and certain holders of Central Parking common stock after the Merger will have registration rights with respect to their Central Parking common stock pursuant to the Registration Rights Agreement after consummation of the Merger. See "Registration Rights Agreement."


Affiliate Transactions. Marc L. Davidson, Michael McGillis and Thomas H. Nolan, Jr. are each members of the Allright Board and are employed by AEW or its affiliates. William S. Benjamin, Lee S. Neibart and Stuart Koenig are also each members of the Allright Board and are employed by Apollo or its affiliates. Allright has entered into certain transactions with certain affiliates of AEW and Apollo for the provision of parking services. In addition, Central Parking has entered into certain transactions in the ordinary course of business with Allright, Apollo and AEW for the provision of parking services. All such transactions were entered into on an arm's length basis.

Blackstone Transactions. Affiliates of Blackstone from time to time have participated or may in the future participate with AEW and/or Apollo and their respective affiliates in various investment and other business opportunities in the ordinary course of business. These various investment opportunities have been unrelated to Blackstone's representation of Central Parking and are immaterial to the Merger, Blackstone, Apollo and AEW.

                           COMPARATIVE PRICE RANGE OF
                        COMMON STOCK AND DIVIDEND POLICY


Central Parking's common stock is listed on the NYSE under the symbol "CPC." The following table sets forth, for the periods indicated, the high and low sales prices for the Central Parking common stock as reported by the NYSE. Such amounts reflect the three-for-two stock split in December 1997.



                                                               HIGH     LOW
                                                              ------   ------
FISCAL 1997
First Quarter...............................................  $24.58   $21.08
Second Quarter..............................................   22.75    16.33
Third Quarter...............................................   23.25    15.92
Fourth Quarter..............................................   32.92    22.17
FISCAL 1998
First Quarter...............................................  $46.81   $31.42
Second Quarter..............................................   49.38    38.44
Third Quarter...............................................   48.44    40.31
Fourth Quarter..............................................   52.63    41.31
FISCAL 1999
First Quarter...............................................  $48.69   $25.44
Second Quarter (through January   , 1999)...................



On September 21, 1998, the last full trading day before the Merger was announced, the last reported sale price of the Central Parking common stock on
the NYSE was $46.125 per share. On January   , 1999, the last practicable day
before the printing of this joint proxy statement/prospectus, the last reported
sale price of the Central Parking common stock on the NYSE was $          per
share and there were approximately 8,000 holders of the Central Parking common stock, based on the number of record holders and the number of individual participants represented by security position listings.



Allright common stock is not traded on any exchange and there is no public market for the outstanding shares of Allright common stock. Allright has not paid any dividends on its capital stock during the last two fiscal years. See "Description of Allright -- No Established Trading Market; Dividends."



Since April 1997, Central Parking has distributed a quarterly cash dividend of $0.015 per share of Central Parking common stock. Central Parking had previously declared a dividend of $0.0125 per share of Central Parking common stock following the end of each quarter since its initial public offering in October 1995.


The Central Parking Board currently intends to declare a cash dividend each quarter depending on Central Parking's profitability and capital necessary to finance operations and expansion. Central Parking reserves the right, however, to retain all or a substantial portion of its earnings to finance the operation and expansion of Central Parking's business. As a result, the future payment of dividends will depend upon, among other things, Central Parking's profitability, capital requirements, financial condition, growth, business opportunities, and other factors that the Central Parking Board may deem relevant, including restrictions in any then-existing credit agreement. Central Parking's credit facility contains certain restrictions on Central Parking's ability to pay dividends; however, Central Parking does not believe these restrictions limit its ability to pay currently anticipated cash dividends. In addition, Central Parking Finance Trust (the "Trust"), a Delaware statutory business trust, of which all of the common stock is owned by Central Parking, issued preferred securities (the "Trust Issued Preferred Securities") which prohibit the payment of dividends on Central Parking common stock if the quarterly distributions on the Trust Issued Preferred Securities are not made for any reason.

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS


The following unaudited pro forma condensed combined financial statements are derived from the historical consolidated financial statements of Central Parking, the historical financial statements of the Purchase Acquisitions (as defined below), and the historical consolidated financial statements of Allright. Central Parking's fiscal year ends on September 30. Allright's fiscal year ends on June 30.



The unaudited pro forma condensed combined financial statements give effect to Central Parking's acquisitions in its fiscal year 1997 of Civic Parking LLC ("Civic"), Square Industries, Inc ("Square") and Car Park Corporation ("Car Park"), and Central Parking's acquisitions in its fiscal year 1998 of Diplomat Parking Corporation ("Diplomat"), Kinney System Holding Corp. ("Kinney"), Central Parking System of Louisiana, Inc ("CPS-Louisiana") and Turner Parking Systems Inc ("Turner"), collectively referred to as the "Purchase Acquisitions.". These Purchase Acquisitions were accounted for using the purchase method of accounting. The purchase method of accounting requires that all assets and liabilities of the acquired companies be adjusted to their respective estimated fair market values as of the dates of acquisition. The unaudited pro forma condensed combined financial statements also give effect to the Merger using the pooling of interests method of accounting. The pooling of interests method of accounting combines assets and liabilities at their historical bases and restates the results of operations as if Central Parking and Allright had been combined as of October 31, 1996 the date that Allright acquired Allright Corporation.



The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Central Parking as of September 30, 1998 and Allright as of June 30, 1998, and assumes the Merger occurred on September 30, 1998. The unaudited pro forma condensed combined statement of earnings for the fiscal year ended September 30, 1997, combines the historical:



     - consolidated results of operations of Central Parking for its fiscal year ended September 30, 1997;



     - results of operations of Civic for the three-month period ended December 31, 1996;



     - consolidated results of operations of Square for the period from October 1, 1996 through January 17, 1997;



     - results of operations of Car Park for the period from October 1, 1996 through May 29, 1997;



     - results of operations of Diplomat for the twelve-month period ended September 30, 1997;



     - consolidated results of operations of Kinney for its fiscal year ended December 31, 1997;



     - results of operations of CPS-Louisiana for the twelve-month period ended September 30, 1997;



     - results of operation of Turner for its fiscal year ended December 31, 1997; and



     - consolidated results of operation of Allright for the eleven-month period from October 31, 1996 through September 30, 1997.

The unaudited pro forma condensed combined statement of earnings for the fiscal year ended September 30, 1998, combines the historical:



     - consolidated results of operation of Central Parking for its fiscal year ended September 30, 1998;



     - consolidated results of operations of Kinney for the period from October 1, 1997 through February 11, 1998;



     - results of operations of CPS-Louisiana for the period from October 1, 1997 through March 30, 1998;



     - results of operation of Turner for the period from October 1, 1997 through March 31, 1998; and



     - consolidated results of operation of Allright for its fiscal year ended June 30, 1998.


Certain reclassifications have been made to Allright's historical consolidated financial statements to conform to Central Parking's presentation.


The unaudited pro forma condensed combined statements of earnings were prepared assuming that the Purchase Acquisitions were consummated on October 1, 1996, and gives effect to the financing of the Purchase Acquisitions. Such statements do not reflect certain estimated operational and financial combination benefits which are a direct result of the Purchase Acquisitions. The unaudited pro forma condensed combined statements of earnings do not include nonrecurring Merger-related charges. The unaudited pro forma condensed combined financial statements do not give effect to any cost savings which may be realized following the Merger. The assumptions and adjustments which are deemed appropriate by Central Parking management are described in the accompanying notes to unaudited pro forma condensed combined financial statements. The unaudited pro forma financial statements do not reflect the acquisition in July 1998 of Sterling Parking, Inc. by Central Parking because such acquisition had an immaterial effect on the unaudited pro forma financial statements.



The unaudited pro forma financial statements are provided for informational purposes. They are not necessarily representative of what Central Parking's consolidated results of operations or financial position would have been had the Purchase Acquisitions and the Merger in fact occurred on the respective dates set forth above, and are not intended to project Central Parking's consolidated results of operations or financial position for any future period or date. The information set forth below should be read in conjunction with the Central Parking's, Allright Corporation's, and Allright's Consolidated Financial Statements and Notes and the respective "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Central Parking and Allright, all of which are included elsewhere herein.

                          CENTRAL PARKING CORPORATION

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                               SEPTEMBER 30, 1998

     (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                        CENTRAL
                                                                     HISTORICAL                         PARKING
                                                             --------------------------   EFFECTS OF   PRO FORMA
                                                             CENTRAL PARKING   ALLRIGHT     MERGER     COMBINED
                                                             ---------------   --------   ----------   ---------
ASSETS
Current assets:
  Cash and cash equivalents................................     $ 19,840       $ 19,655    $     --    $ 39,495
  Accounts receivable and current portion of notes
    receivable.............................................       28,734          6,034          --      34,768
  Prepaid rent and other expenses..........................       18,167          4,528          --      22,695
  Prepaid and refundable income taxes......................        1,266             --       2,920       4,186
  Deferred income taxes....................................          545             --          --         545
                                                                --------       --------    --------    --------
        Total current assets...............................       68,552         30,217       2,920     101,689
Investments, at amortized cost.............................        5,087             --          --       5,087
Notes receivable, less current portion.....................       25,110         21,414          --      46,524
Property, equipment, and leasehold improvements, net.......      118,176        264,330          --     382,506
Contract and lease rights, net.............................       17,773         44,699          --      62,472
Goodwill, net..............................................      254,997         32,293          --     287,290
Investment in partnerships and joint ventures..............       37,344          3,032          --      40,376
Other assets...............................................       17,834         12,284          --      30,118
                                                                --------       --------    --------    --------
                                                                $544,873       $408,269    $  2,920    $956,062
                                                                ========       ========    ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations............................................     $  2,225       $    656    $     --    $  2,881
  Management and other accounts payable....................       69,053         14,457          --      83,510
  Accrued expenses.........................................       20,453         23,814      25,800      70,067
  Income taxes payable.....................................          945             --          --         945
                                                                --------       --------    --------    --------
        Total current liabilities..........................       92,676         38,927      25,800     157,403
Long-term debt and capital lease obligations, less current
  portion..................................................       60,704        222,615          --     283,319
Deferred compensation......................................        3,797          7,562          --      11,359
Deferred income taxes......................................        2,162         30,168      (3,500)     28,830
Minority interest..........................................           --         23,103          --      23,103
Other long-term liabilities................................       19,830             --          --      19,830
                                                                --------       --------    --------    --------
        Total liabilities..................................      179,169        322,375      22,300     523,844
Company-obligated mandatorily redeemable convertible
  securities of subsidiary holding solely parent
  debentures...............................................      110,000             --          --     110,000
Shareholders' equity:
  Common stock, $.01 par value; 50,000,000 (historical) and
    100,000,000 (pro forma) shares authorized, 29,569,767
    (historical) and 37,169,767 (pro forma) issued and
    outstanding, respectively..............................          296              1          74         371
  Additional paid-in capital...............................      166,740         89,734         (74)    256,400
  Foreign currency translation adjustment..................          359           (509)         --        (150)
  Retained earnings........................................       88,811         (3,332)    (19,380)     66,099
  Deferred compensation on restricted stock................         (502)            --          --        (502)
                                                                --------       --------    --------    --------
        Total shareholders' equity.........................      255,704         85,894     (19,380)    322,218
                                                                --------       --------    --------    --------
                                                                $544,873       $408,269    $  2,920    $956,062
                                                                ========       ========    ========    ========

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             STATEMENT OF EARNINGS
                         YEAR ENDED SEPTEMBER 30, 1997
        (ALL AMOUNTS ARE EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        COMBINED         COMBINED                         ALLRIGHT
                                    CENTRAL PARKING     PURCHASE        PRO FORMA      CENTRAL PARKING   HISTORICAL
                                      HISTORICAL      ACQUISITIONS       PURCHASE         PRO FORMA      10/31/96-    EFFECT OF
                                        9/30/97       HISTORICAL(1)   ADJUSTMENTS(2)    CONSOLIDATED     9/30/97(4)   MERGER(5)
                                    ---------------   -------------   --------------   ---------------   ----------   ---------
Revenues:
 Parking and management
   contracts......................     $220,454         $185,651         $ (2,448)        $403,657        $169,468    $     --
Cost and expenses:
 Cost of parking and management
   contracts......................      169,175          152,834           (1,159)         320,850         128,784          --
 General and administrative.......       22,507           27,252           (4,919)          44,840          21,287          --
 Amortization of goodwill and
   noncompete agreements..........          920               --            8,755            9,675           1,072          --
 Acquisition costs................           --            2,864           (2,864)              --              --          --
                                       --------         --------         --------         --------        --------    --------
       Total costs and expenses...      192,602          182,950             (187)         375,365         151,143          --
                                       --------         --------         --------         --------        --------    --------
 Operating earnings (loss)........       27,852            2,701           (2,261)          28,292          18,325          --
Other income (expenses):
 Interest income..................        1,842            1,539             (403)           2,978           1,077          --
 Interest expense.................       (4,582)          (4,842)         (12,073)         (21,497)        (19,408)         --
 Net gains (losses) on sales of
   property and equipment.........        3,137             (779)              --            2,358             (60)         --
 Equity in partnership and joint
   venture earnings...............        4,163              851              457            5,471             111          --
 Other............................           --           (1,169)             612             (557)           (235)         --
                                       --------         --------         --------         --------        --------    --------
       Earnings (loss) from
         continuing operations
         before income taxes......       32,412           (1,699)         (13,668)          17,045            (190)         --
Income tax expense................       12,207            2,507           (5,307)           9,407           1,584          --
                                       --------         --------         --------         --------        --------    --------
 Earnings (loss) from continuing
   operations.....................     $ 20,205         $ (4,206)        $ (8,361)        $  7,638        $ (1,774)   $     --
                                       ========         ========         ========         ========        ========    ========
Basic weighted average common
 shares outstanding...............       25,991                                             26,943
                                       ========                                           ========
Basic earnings from continuing
 operations per common share......     $   0.78                                           $   0.28
                                       ========                                           ========
Diluted weighted average common
 shares and potential diluted
 common shares....................       26,330                                             27,282
                                       ========                                           ========
Diluted earnings from continuing
 operations per common share......     $   0.77                                           $   0.28
                                       ========                                           ========


                                    CENTRAL PARKING
                                       PRO FORMA
                                    FULLY COMBINED
                                    ---------------
Revenues:
 Parking and management
   contracts......................     $573,125
Cost and expenses:
 Cost of parking and management
   contracts......................      449,634
 General and administrative.......       66,127
 Amortization of goodwill and
   noncompete agreements..........       10,747
 Acquisition costs................           --
                                       --------
       Total costs and expenses...      526,508
                                       --------
 Operating earnings (loss)........       46,617
Other income (expenses):
 Interest income..................        4,055
 Interest expense.................      (40,905)
 Net gains (losses) on sales of
   property and equipment.........        2,298
 Equity in partnership and joint
   venture earnings...............        5,582
 Other............................         (792)
                                       --------
       Earnings (loss) from
         continuing operations
         before income taxes......       16,855
Income tax expense................       10,991
                                       --------
 Earnings (loss) from continuing
   operations.....................     $  5,864
                                       ========
Basic weighted average common
 shares outstanding...............       33,910
                                       ========
Basic earnings from continuing
 operations per common share......     $   0.17
                                       ========
Diluted weighted average common
 shares and potential diluted
 common shares....................       34,249
                                       ========
Diluted earnings from continuing
 operations per common share......     $   0.17
                                       ========

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED STATEMENT OF EARNINGS

                     FOR THE YEAR ENDED SEPTEMBER 30, 1998

          (ALL AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      COMBINED         COMBINED                          ALLRIGHT
                                                      PURCHASE        PRO FORMA      CENTRAL PARKING   HISTORICAL(4)
                                  CENTRAL PARKING   ACQUISITIONS       PURCHASE         PRO FORMA         7/1/97-      EFFECT OF
                                    HISTORICAL      HISTORICAL(1)   ADJUSTMENTS(2)    CONSOLIDATED        6/30/98      MERGER(5)
                                  ---------------   -------------   --------------   ---------------   -------------   ---------
Revenues:
 Parking and management
   contracts....................     $383,175          $52,723              --          $435,898         $217,224       $    --
Costs and expenses:
 Cost of parking and management
   contracts....................      295,288           43,468              66           338,822          161,416            --
 General and administrative.....       33,866            5,891             123            39,880           29,947            --
 Amortization of goodwill and
   non-compete agreements.......        7,140               --           2,902            10,042            1,177            --
                                     --------          -------         -------          --------         --------       -------
       Total costs and
         expenses...............      336,294           49,359           3,091           388,744          192,540            --
                                     --------          -------         -------          --------         --------       -------
 Operating earnings.............       46,881            3,364          (3,091)           47,154           24,684            --
                                     --------          -------         -------          --------         --------       -------
Other income (expenses):
 Interest income................        2,719              526             (45)            3,200            1,308            --
 Interest expense...............       (7,373)          (1,526)         (3,811)          (12,710)         (22,859)           --
 Dividends on company-obligated
   mandatorily redeemable
   convertible securities of a
   subsidiary trust.............       (3,160)              --              --            (3,160)              --            --
 Net gains (losses) on sales of
   property and equipment.......           71               --              --                71             (710)           --
 Minority interest..............           --               --              --                --             (289)           --
 Equity in partnership and joint
   venture earnings.............        5,086              164             133             5,383              160            --
                                     --------          -------         -------          --------         --------       -------
       Earnings from continuing
         operations before
         income taxes...........       44,224            2,528          (6,814)           39,938            2,294            --
Income tax expense..............       17,614              838          (1,440)           17,012            2,226            --
                                     --------          -------         -------          --------         --------       -------
 Earnings from continuing
   operations...................     $ 26,610          $ 1,690         $(5,374)         $ 22,926         $     68       $    --
                                     ========          =======         =======          ========         ========       =======
Basic weighted average common
 shares outstanding.............       27,857                                             28,216
                                     ========                                           ========
Basic earnings from continuing
 operations per common share....     $   0.96                                           $   0.81
                                     ========                                           ========
Diluted weighted average common
 shares and dilutive potential
 common shares..................       28,326                                             28,685
                                     ========                                           ========
Diluted earnings from continuing
 operations per common share....     $   0.94                                           $   0.80
                                     ========                                           ========


                                  CENTRAL PARKING
                                     PRO FORMA
                                  FULLY COMBINED
                                  ---------------
Revenues:
 Parking and management
   contracts....................     $653,122
Costs and expenses:
 Cost of parking and management
   contracts....................      500,238
 General and administrative.....       69,827
 Amortization of goodwill and
   non-compete agreements.......       11,219
                                     --------
       Total costs and
         expenses...............      581,284
                                     --------
 Operating earnings.............       71,838
                                     --------
Other income (expenses):
 Interest income................        4,508
 Interest expense...............      (35,569)
 Dividends on company-obligated
   mandatorily redeemable
   convertible securities of a
   subsidiary trust.............       (3,160)
 Net gains (losses) on sales of
   property and equipment.......         (639)
 Minority interest..............         (289)
 Equity in partnership and joint
   venture earnings.............        5,543
                                     --------
       Earnings from continuing
         operations before
         income taxes...........       42,232
Income tax expense..............       19,238
                                     --------
 Earnings from continuing
   operations...................     $ 22,994
                                     ========
Basic weighted average common
 shares outstanding.............       35,816
                                     ========
Basic earnings from continuing
 operations per common share....     $   0.64
                                     ========
Diluted weighted average common
 shares and dilutive potential
 common shares..................       36,285
                                     ========
Diluted earnings from continuing
 operations per common share....     $   0.63
                                     ========

                          CENTRAL PARKING CORPORATION

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

PRO FORMA CONDENSED COMBINED BALANCE SHEET

The Merger has been accounted for as a pooling of interests. Under the Merger Agreement, Allright agrees to exchange all shares of outstanding Allright Common Stock in exchange for an estimated 7.6 million shares of Central Parking Common Stock. As a result of the Merger, the par value of stock exchanged for the net assets of Allright must be recorded in the combination.

The accompanying unaudited pro forma condensed combined balance sheet reflects certain nonrecurring charges directly attributable to the Merger. Central Parking's estimate of such expenses includes:


Transaction Costs.........................................  $16,000,000
Employment Contract and Severance Costs...................    9,800,000
                                                            -----------
          Total...........................................  $25,800,000
                                                            ===========


The severance and employment costs and $6.25 million of the transaction costs have been tax effected using an assumed federal and state combined rate of 40%.

The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with management retention agreements which Allright has entered into with certain members of management and which will be payable upon consummation of the Merger (the "Retention Agreements"), (ii) $2.0 million related to the initial payments to be made pursuant to the employment agreements which is expected to be entered into with certain members of Allright management and which will be effective upon consummation of the Merger (the "Employment Agreements"), and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger approximately $1.3 million related to management continuity agreements Central Parking expects to enter into with certain members of Allright management (the "Management Continuity Agreements") and $2.0 million related to the remaining payments pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contract. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)


PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE YEAR ENDED SEPTEMBER 30, 1997



(1) The historical financial results of the Purchase Acquisitions presented in the unaudited pro forma condensed combined statement of earnings for the year ended September 30, 1997 are as follows (in thousands):


                                                                                                                           CPS OF
                                                          SQUARE       CIVIC       CARPARK      DIPLOMAT      KINNEY        LA.
                                                        HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL   HISTORICAL
                                                        10/1/96 -    10/1/96 -     10/1/96-     10/1/96-     1/1/97-      10/1/96-
                                                         1/17/97      12/31/96     5/29/97      9/30/97      12/31/97     9/30/97
                                                        ----------   ----------   ----------   ----------   ----------   ----------
Revenues:
 Parking and management contracts.....................   $ 22,298     $ 2,448       $1,552      $18,916      $134,946      $1,913
Cost and expenses:
 Cost of parking and management contracts.............     18,763       1,313        1,303       15,995       111,453       1,411
 General and administrative...........................      2,654         173           69        7,095        16,026         564
 Amortization of goodwill and noncompete agreements...         --          --           --           --            --          --
 Acquisition costs....................................      2,864          --           --           --            --          --
                                                         --------     -------       ------      -------      --------      ------
      Total costs and expenses........................     24,281       1,486        1,372       23,090       127,479       1,975
                                                         --------     -------       ------      -------      --------      ------
 Operating earnings (loss)............................     (1,983)        962          180       (4,174)        7,467         (62)
Other income (expenses):
 Interest income......................................         --           2           --           18         1,498          19
 Interest expense.....................................        203      (1,008)          --           --        (4,037)         --
 Dividends on mandatorily redeemable convertible
   securities of a subsidiary trust...................         --          --           --           --            --          --
 Net gains (losses) on sales of property and
   equipment..........................................         --          --           --           --          (779)         --
 Equity in partnership and joint venture earnings.....         --          --           --           --           836          15
 Other................................................       (964)         --           --         (205)           --          --
                                                         --------     -------       ------      -------      --------      ------
      Earnings (loss) from continuing operations
        before income taxes...........................     (2,744)        (44)         180       (4,361)        4,985         (28)
 Income tax expense...................................         68          --           --          233         2,219         (13)
                                                         --------     -------       ------      -------      --------      ------
      Earnings (loss) from continuing operations......   $ (2,812)    $   (44)      $  180      $(4,594)     $  2,766      $  (15)
                                                         ========     =======       ======      =======      ========      ======


                                                          TURNER       COMBINED
                                                        HISTORICAL     PURCHASE
                                                         1/1/97-     ACQUISITIONS
                                                         12/31/97     HISTORICAL
                                                        ----------   ------------
Revenues:
 Parking and management contracts.....................    $3,578       $185,651
Cost and expenses:
 Cost of parking and management contracts.............     2,596        152,834
 General and administrative...........................       671         27,252
 Amortization of goodwill and noncompete agreements...        --             --
 Acquisition costs....................................        --          2,864
                                                          ------       --------
      Total costs and expenses........................     3,267        182,950
                                                          ------       --------
 Operating earnings (loss)............................       311          2,701
Other income (expenses):
 Interest income......................................         2          1,539
 Interest expense.....................................        --         (4,842)
 Dividends on mandatorily redeemable convertible
   securities of a subsidiary trust...................        --             --
 Net gains (losses) on sales of property and
   equipment..........................................        --           (779)
 Equity in partnership and joint venture earnings.....        --            851
 Other................................................        --         (1,169)
                                                          ------       --------
      Earnings (loss) from continuing operations
        before income taxes...........................       313         (1,699)
 Income tax expense...................................        --          2,507
                                                          ------       --------
      Earnings (loss) from continuing operations......    $  313       $ (4,206)
                                                          ======       ========

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)


(2) The combined pro forma adjustments related to the Purchase Acquisitions for the year ended September 30, 1997 are as follows (in thousands):



                                 SQUARE           CIVIC          CARPARK        DIPLOMAT         KINNEY        CPS OF LA.
                                PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA       PRO FORMA
                               ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS     ADJUSTMENTS
                               -----------     -----------     -----------     -----------     -----------     -----------
Revenues:
 Parking and management
   contracts.................         --       $    (2,393)(G)        --              --               --             --
                                               $       (55)(H)
Costs and expenses:
 Cost of parking and
   management contracts......        (23)(A)        (1,195)(G)        --              --              177(M)          --
                                                       (85)(A)
                                                       (33)(H)
 General and
   administrative............        (97)(D)          (173)(G)        --          (4,969)(K)          320(O)          --
 Amortization of goodwill and
   noncompete agreements.....        342(B)             --           137(B)          826(J)         6,586(N)         494(U)
 Acquisition costs...........     (2,864)(C)            --            --              --               --             --
                                 -------       -----------      --------        --------        ---------       --------
      Total costs and
       expenses..............     (2,642)           (1,486)          137          (4,143)           7,083            494
                                 -------       -----------      --------        --------        ---------       --------
 Operating earnings (loss)...      2,642              (962)         (137)          4,143           (7,083)          (494)
Other income (expenses):
 Interest income.............         --              (283)(I)        --              --             (120)(P)         --
 Interest expense............     (1,357)(E)           586(E)       (158)(E)      (1,355)(L)       (9,597)(R)         --
                                                                                                     (192)(Q)
 Dividends on mandatorily
   redeemable convertible
   securities of a subsidiary
   trust.....................         --                --            --              --               --             --
 Net gains (losses) on sales
   of property and
   equipment.................         --                --            --              --               --             --
 Equity in partnership and
   joint venture earnings....         --               513(G)         --              --              (56)(S)         --
 Other.......................        612(D)             --            --              --               --             --
                                 -------       -----------      --------        --------        ---------       --------
      Earnings (loss) from
       continuing operations
       before income taxes...      1,897              (146)         (295)          2,788          (17,048)          (494)
 Income tax expense..........       (258)(F)           (72)(F)         8(F)         (515)(F)       (4,588)(T)         --
                                 -------       -----------      --------        --------        ---------       --------
      Earnings (loss) from
       continuing
       operations............    $ 2,155       $       (74)     $   (303)       $  3,303        $ (12,460)      $   (494)
                                 =======       ===========      ========        ========        =========       ========

                                                COMBINED
                                 TURNER         PRO FORMA
                                PRO FORMA       PURCHASE
                               ADJUSTMENTS     ADJUSTMENTS
                               -----------     -----------
Revenues:
 Parking and management
   contracts.................        --          $(2,448)
Costs and expenses:
 Cost of parking and
   management contracts......        --           (1,159)
 General and
   administrative............        --           (4,919)
 Amortization of goodwill and
   noncompete agreements.....       370(V)         8,755
 Acquisition costs...........        --           (2,864)
                                  -----          -------
      Total costs and
       expenses..............       370             (187)
                                  -----          -------
 Operating earnings (loss)...      (370)          (2,261)
Other income (expenses):
 Interest income.............        --             (403)
 Interest expense............        --          (12,073)
 Dividends on mandatorily
   redeemable convertible
   securities of a subsidiary
   trust.....................        --               --
 Net gains (losses) on sales
   of property and
   equipment.................        --               --
 Equity in partnership and
   joint venture earnings....        --              457
 Other.......................        --              612
                                  -----          -------
      Earnings (loss) from
       continuing operations
       before income taxes...      (370)         (13,668)
 Income tax expense..........       118(F)        (5,307)
                                  -----          -------
      Earnings (loss) from
       continuing
       operations............     $(488)         $(8,361)
                                  =====          =======


The adjustments reflected in the pro forma condensed combined statements of earnings are as follows for the year ended September 30, 1997.

        (A) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

        (B) To record amortization of goodwill and noncompete agreements using 25 and 5 year lives, respectfully.

        (C) To eliminate the effect of acquisition costs reflected in Square's historical results of operations which were directly related to Square's sale to Central Parking.

        (D) To eliminate the effect of Square's (i) scheduled amortization of deferred expenses and financing costs, and (ii) write-off of $612,000 of deferred financing costs directly related to the acquisition.

        (E) To reflect interest on acquisition-related borrowings. Interest is calculated at an average rate of 6.75%.

        (F) To record estimated federal and state income taxes at a combined rate of 37.7% of estimated taxable income.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

        (G) To reflect the elimination of 100% ownership of Civic as a result of the sale of a 50% interest to Equity Office Holdings-St. Louis Parking, LLC and to record a 50% joint venture interest as equity in partnership and joint venture earnings.

        (H) To eliminate the revenues and expenses related to a bus lot not acquired, but included in the historical financial statements of Civic for the period October 1 through December 31, 1996.

        (I) To reflect a decrease in income earned on cash investments used for purposes of the acquisition of Civic.

        (J) To record amortization of goodwill and noncompete agreements using 25 and 5 year lives, respectively.

        (K) To eliminate the effect of expense related to compensatory stock options granted to a Diplomat stockholder directly related to the acquisition of Diplomat by Central Parking.

        (L) To reflect interest on Diplomat acquisition-related borrowings. Interest is calculated at an average interest rate of 6.25%.

        (M) To reflect the net change in depreciation resulting from the fair value adjustments.

        (N) To reflect amortization of goodwill related to Kinney using a 30 year life.

        (O) To reflect expense associated with the five-year consulting contracts with the former shareholders of Kinney.

        (P) To reflect amortization of the adjustment to fair value on note receivable due from New York City over remaining ten year term of the note.

        (Q) To reflect amortization of the deferred financing fees over the five year term of the related acquisition debt. Amortization of deferred financing fees related to debt that was repaid at closing is removed.

        (R) To reflect interest expense on acquisition-related borrowings. Interest is calculated at a rate of 6.875%. Interest expense on debt repaid at closing is removed.

        (S) To eliminate the effect of losses from equity in partnership earnings for partnerships that were not transferred in the acquisition of Kinney and to record amortization over a 30 year period relating to the $3,826,000 purchase accounting write-up on the investment in unconsolidated subsidiary acquired.

        (T) To record estimated federal and state income taxes at Kinney's combined rate of 43.25% of estimated taxable income.

        (U) To reflect amortization of goodwill related to CPS-Louisiana using a 5 year life.

        (V) To reflect amortization of goodwill related to Turner using a 10 year life.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)


The basic and diluted weighted average shares outstanding on a pro forma consolidated basis were also adjusted for the issuance of 882,422 shares in connection with the acquisition of Kinney, 52,631 shares issued in connection with the acquisition of the additional 50% of CPS-Louisiana, and 16,842 shares issued in connection with the acquisition of Turner as if such shares were outstanding for year ended September 30, 1997.



(3) The pro forma condensed combined statement of earnings for the year ended September 30, 1997 does not reflect certain estimated operational and financial combination benefits which are the direct result of the Square and Kinney acquisitions. Such estimated amounts total $1,164,000 for Square and $5,588,000 for Kinney. Had such amounts been reflected in the pro forma condensed combined statement of earnings for the year ended September 30, 1997, the Central Parking pro forma fully combined earnings from continuing operations would have been $9,759,000, and diluted earnings from continuing operations per common share would have been $0.28.


(4) Allright historical results of operations includes results from October 31, 1996 (the date of acquisition of Allright Corporation by Allright) to September 30, 1997. See Selected Historical Financial Data for Allright Corporation (Predecessor Company) historical results prior to October 31, 1996. Certain reclassifications have been made to Allright's historical consolidated financial statements to conform to Central Parking's presentation.

(5) The effect of the Merger for purposes of the Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended September 30, 1997 excludes certain nonrecurring merger expenses directly attributable to the Merger. Central Parking has estimated that such expenses will include:


Transaction Costs.........................................  $16,000,000
Employment Contract and Severance Costs...................    9,800,000
                                                            -----------
          Total...........................................  $25,800,000
                                                            ===========


The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with the Retention Agreements, (ii) $2.0 million related to the initial payments to be made pursuant to the Employment Agreements, and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger approximately $1.3 million related to the Management Continuity Agreements and $2.0 million related to the remaining payments pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contract. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)


The related impact on pro forma fully combined basic and diluted weighted average shares outstanding assumes 7.6 million shares are issued to shareholders of Allright in the Merger and gives effect to the Purchase Acquisitions. Given that the results of Allright are included only for the period from October 31, 1996 to September 30, 1997 (i.e., eleven months of operations), the 7.6 million shares have been weighted only for the period for which Allright's historical operating results are included in the Central Parking fiscal year 1997 pro forma fully combined statements of earnings (approximately 92% of the year) for purposes of computing pro forma fully combined earnings from continuing operations per share amounts for fiscal year 1997.



PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS FOR THE YEAR ENDED SEPTEMBER 30, 1998



(1) The historical financial results of the Purchase Acquisitions presented in the unaudited pro forma condensed combined statements of earnings for the year ended September 30, 1998 are as follows (in thousands):


                                                        CPS OF                               COMBINED
                                    KINNEY             LOUISIANA            TURNER           PURCHASE
                                  HISTORICAL          HISTORICAL          HISTORICAL       ACQUISITIONS
                               10/1/97 - 2/11/98   10/1/97 - 3/30/98   10/1/97 - 3/31/98    HISTORICAL
                               -----------------   -----------------   -----------------   ------------
Revenues:
  Parking and management
    contracts................       $50,012              $801               $1,910           $52,723
Costs and expenses:
  Cost of parking and
    management contracts.....        41,484               585                1,399            43,468
  General and
    administrative...........         5,150               303                  438             5,891
  Amortization of goodwill
    and noncompete
    agreements...............            --                --                   --                --
                                    -------              ----               ------           -------
         Total costs and
           expenses..........        46,634               888                1,837            49,359
                                    -------              ----               ------           -------
  Operating earnings
    (loss)...................         3,378               (87)                  73             3,364
Other income (expenses):
  Interest income............           522                 3                    1               526
  Interest expense...........        (1,510)              (16)                  --            (1,526)
  Dividends on mandatorily
    redeemable convertible
    securities of a
    subsidiary trust.........            --                --                   --                --
  Net gains (losses) on sales
    of property and
    equipment................            --                --                   --                --
  Equity in partnership and
    joint venture earnings...           129                35                   --               164
                                    -------              ----               ------           -------
         Earnings (loss) from
           continuing
           operations before
           income taxes......         2,519               (65)                  74             2,528
  Income tax expense.........           838                --                   --               838
                                    -------              ----               ------           -------
         Earnings (loss) from
           continuing
           operations........       $ 1,681              $(65)              $   74           $ 1,690
                                    =======              ====               ======           =======

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)


(2) The Combined Pro Forma adjustments for the year ended September 30, 1998 are as follows (in thousands):



                                             CPS OF                          COMBINED
                              KINNEY        LOUISIANA         TURNER         PRO FORMA
                             PRO FORMA      PRO FORMA       PRO FORMA        PURCHASE
                            ADJUSTMENTS    ADJUSTMENTS     ADJUSTMENTS      ADJUSTMENTS
                            -----------    -----------    --------------    -----------
Revenues:
  Parking and management
     contracts............    $    --         $  --           $  --           $    --
Cost and expenses:
  Cost of parking and
     management
     contracts............         66(A)         --              --                66
  General and
     administrative.......        123(C)         --              --               123
  Amortization of goodwill
     and noncompete
     agreements...........      2,470(B)        247(B)          185(B)          2,902
                              -------         -----           -----           -------
          Total costs and
             expenses.....      2,659           247             185             3,091
                              -------         -----           -----           -------
  Operating earnings
     (loss)...............     (2,659)         (247)           (185)           (3,091)
Other income (expenses):
  Interest income.........        (45)(D)        --              --               (45)
  Interest expense........        327(E)         --              --            (3,811)
                               (4,138)(F)
  Dividends on mandatorily
     redeemable
     convertible
     securities of a
     subsidiary trust.....         --            --              --                --
  Net gains (losses) on
     sales of property and
     equipment............                                                         --
  Equity in partnership
     and joint venture
     earnings.............        133(G)         --              --               133
                              -------         -----           -----           -------
          Earnings (loss)
             from
             continuing
             operations
             before income
             taxes........     (6,382)         (247)           (185)           (6,814)
                              -------         -----           -----           -------
  Income tax expense......     (1,440)(H)        --              --            (1,440)
                              -------         -----           -----           -------
  Earnings (loss) from
     continuing
     operations...........    $(4,942)        $(247)          $(185)          $(5,374)
                              =======         =====           =====           =======



The adjustments reflected in the pro forma condensed combined statements of earnings are as follows for the year ended September 30, 1998:


        (A) To reflect the net change in depreciation resulting from the fair value adjustments and changes in estimated asset lives.

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

        (B) To record amortization of goodwill using a 30 year life for Kinney, a 5 year life for CPS-Louisiana and a 10 year life for Turner.

        (C) To record the expense associated with the five-year consulting agreements entered into in connection with the former shareholders of Kinney.

        (D) To record amortization of adjustment to fair value of certain notes receivable.

        (E) To reflect the elimination of deferred financing fees and debt paid off in the transaction, net of amortization of financing fees on the additional borrowings to fund the acquisition.

        (F) To reflect interest expense on acquisition related borrowings. Interest is calculated at a rate of 6.875%. Interest expense on debt repaid at closing is removed.

        (G) To eliminate earnings on partnerships and joint ventures not acquired in the acquisition.

        (H) To record estimated federal and state income taxes at a combined rate of 43.25% of estimated taxable income.


The basic and diluted weighted average shares outstanding on a pro forma consolidated basis were also adjusted for the issuance of 882,422 shares in connection with the acquisition of Kinney, 52,631 shares issued in connection with the acquisition of the additional 50% of CPS-Louisiana, and 16,842 shares issued in connection with the acquisition of Turner as if such shares were outstanding for the year ended September 30, 1998.



(3) The pro forma condensed combined statement of earnings for the year ended September 30, 1998 does not reflect certain estimated operational and financial combination benefits which are the direct result of the Kinney acquisition. Such estimated amounts total $2,095,000. Had such amounts been reflected in the pro forma condensed combined statement of earnings for the year ended September 30, 1998, the Central Parking pro forma fully combined earnings from continuing operations would have been $24,183,000, and diluted earnings from continuing operations per common share would have been $0.67.



(4) Reflects Allright's historical results of operations for its fiscal year ended June 30, 1998. Certain reclassifications have been made to Allright's historical consolidated financial statements to conform to Central Parking's presentation.



(5) The effect of the proposed merger for purposes of the Unaudited Pro Forma Condensed Combined Statement of Earnings for the year ended September 30, 1998 excludes certain nonrecurring merger expenses directly attributable to the Merger. Central Parking has estimated that such expenses will include:



Transaction Costs.........................................  $16,000,000
Employment and Severance Costs............................    9,800,000
                                                            -----------
          Total...........................................  $25,800,000
                                                            ===========


The employment contract and severance costs include (i) $5.3 million payable by Allright at the consummation of the Merger in accordance with the Retention Agreements,

                          CENTRAL PARKING CORPORATION

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

(ii) $2.0 million related to the initial payments to be made pursuant to the Employment Agreements, and (iii) $2.5 million of severance payments to certain other Allright employees. In addition to these charges, Central Parking management expects to recognize as expense subsequent to the consummation of the Merger, approximately $1.3 million related to Management Continuity Agreements and $2.0 million related to the remaining payments pursuant to the Employment Agreements. The costs related to the Management Continuity Agreements and the second installments of the Employment Agreements will be recognized as expense over the related service periods of six months and twenty-four months, respectively, unless an employee is entitled to earlier payment under their contracts. Additional merger-related charges may be recognized by Central Parking after the consummation of the Merger. Such items could relate to additional severance payments, the write-off of Allright deferred debt issuance costs should the related debt be refinanced by Central Parking, and other integration related expenses.


The related impact on pro forma fully combined weighted average shares and earnings from continuing operations per share gives effect to the Purchase Acquisitions and assumes 7.6 million shares are issued to shareholders of Allright in the Merger.

 CENTRAL PARKING'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


The following discussion of Central Parking's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements and Notes thereto, which are included in this joint proxy statement/prospectus.


OVERVIEW

Central Parking operates parking facilities under three types of arrangements: leases, fee ownership and management contracts.


Parking revenues consist of Central Parking's revenues from leased and owned facilities. Cost of parking relates to both leased and owned facilities and includes rent, payroll and related benefits, depreciation (if applicable), maintenance, insurance, and general operating expenses. Parking revenues in fiscal 1998 increased to $328.3 million from $180.9 million in fiscal 1997, an increase of $147.4 million, or 81.5%. Of the $147.4 million increase, $102.6 million, or 69.6% of the increase, resulted from the acquisition of Diplomat, Kinney, Turner, and Sterling leased and owned locations. The remaining increase of $44.8 million, or 30.4%, is from a combination of the addition of 46 net locations, increased rates and higher utilization of parking spaces at existing facilities.



Parking revenues from owned facilities were $6.2 million, $13.6 million, and $17.7 million for fiscal 1996, 1997 and 1998, respectively. Owned properties parking revenues, as a percentage of parking revenues, accounted for 5.7% in 1996, 7.5% in 1997, and 5.4% in 1998. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities, but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. As the owner, all changes in facility revenue and expenses flow directly to Central Parking. Additionally, Central Parking has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. Central Parking assumes complete responsibility for all aspects of each owned property, including all structural, mechanical, and electrical maintenance or repairs and property taxes.



Parking revenues from leased facilities were $103.1 million, $167.3 million and $310.6 million for fiscal 1996, 1997 and 1998, respectively. Leased properties parking revenues, as a percentage of parking revenues, accounted for 94.3% in 1996, 92.5% in 1997 and 94.6% in 1998. Leases generally provide for a contractually established payment to the facility owner which is either a fixed annual amount, a percentage of gross revenues, or a combination thereof. As a result, Central Parking's revenues and profits in its lease arrangements are dependent upon the performance of the facility. Leased facilities require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. Under its leases, Central Parking is typically responsible for all facets of the parking operations, except for structural, mechanical, electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with renewal options.



Management contract revenues include revenues from managed facilities. In fiscal year 1998, management contract revenues increased 38.7% to $54.9 million, primarily as a result of the addition of 330 managed facilities acquired in the transactions with Diplomat, Kinney, Turner, and Sterling, and from the net addition of 95 additional management locations. Management contract revenues amounted to $32.5 million, $39.6 million, and $54.9 million for fiscal years 1996, 1997, and 1998, respectively. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. Central Parking's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. The typical management contract is for a term of one to three years and generally is renewable for successive one-year terms, but is cancelable by the property owner on short notice. The Company's renewal rates for each of the past five fiscal years were in excess of 91%.



Central Parking's management contract clients have the option of obtaining insurance independently or purchasing insurance from Central Parking under the management contract. Because of its size and claims experience, Central Parking can purchase such insurance at discounts to comparable market rates and, management believes, at lower rates than Central Parking's clients can generally obtain on their own. Accordingly, Central Parking generates profits on the insurance provided under its management contracts. See "Description of Central Parking -- Insurance."



A summary of the facilities operated by Central Parking as of September 30, 1998 is as follows:



                                                                          PERCENT
                                                                          OF TOTAL
                                     MANAGED   LEASED   OWNED    TOTAL   FACILITIES    SPACES
                                     -------   ------   ------   -----   ----------   ---------
Total U.S. and Puerto Rico.........   1,185      958        67   2,210      90.6%       919,111
                                      -----    -----    ------   -----      ----      ---------
United Kingdom.....................      79       80        --     159       6.5%        55,527
Mexico(1)..........................      34       27        --      61       2.5%        31,796
Germany(1).........................      --        4        --       4       0.1%         1,336
Canada.............................       3        1        --       4       0.1%         8,850
Spain(1)...........................      --        1        --       1       0.1%           542
Malaysia...........................       1       --        --       1       0.1%         5,400
                                      -----    -----    ------   -----      ----      ---------
          Total foreign............     117      113        --     230       9.4%       103,451
                                      -----    -----    ------   -----      ----      ---------
          Total facilities.........   1,302    1,071        67   2,440       100%     1,022,562
                                      =====    =====    ======   =====      ====      =========


---------------

(1) Operated through 50% owned joint ventures.

The table below sets forth certain information regarding Central Parking's managed, leased and owned facilities in the periods indicated.


                                                  YEAR ENDED SEPTEMBER 30,
                                                 --------------------------
                                                  1996      1997      1998
                                                 ------    ------    ------
MANAGED FACILITIES:(1)
  Beginning of period..........................    715       770       877
  Acquired during period.......................     --        36       330
  Added during period..........................    114       164       196
  Deleted during period(2)(3)(4)...............    (59)      (93)     (101)
                                                 -----     -----     -----
  End of period................................    770       877     1,302
                                                 -----     -----     -----
  Renewal rate(4)..............................   92.4%     91.1%     91.8%
LEASED FACILITIES:(1)
  Beginning of period..........................    485       552       709
  Acquired during period.......................     --        82       317
  Added during period(3).......................     94        99        99
  Deleted during period(4).....................    (27)      (24)      (54)
                                                 -----     -----     -----
  End of period................................    552       709     1,071
                                                 -----     -----     -----
OWNED FACILITIES:(1)(5)
  Beginning of period..........................     31        37        58
  Acquired during period(2)....................     --        20         8
  Purchased during period......................      6         5         1
  Sold during period...........................     --        (4)       --
                                                 -----     -----     -----
  End of period................................     37        58        67
                                                 -----     -----     -----
          Total facilities (end of period).....  1,359     1,644     2,440
                                                 =====     =====     =====
PERCENTAGE GROWTH IN NUMBER OF FACILITIES:
  Managed......................................    7.7%     13.9%     48.5%
  Leased.......................................   13.8      28.4      51.1
  Owned........................................   19.4      56.8      15.5
                                                 -----     -----     -----
          Total facilities.....................   10.4%     21.0%     48.4%
                                                 =====     =====     =====


---------------


(1) Includes 38 managed, 39 leased and 15 owned facilities operated under joint venture agreements at September 30, 1998.

(2) Fiscal 1996 and 1997 include four facilities that Central Parking previously managed and subsequently purchased.

(3) Includes Central Parking's lease in fiscal 1996, 1997 and 1998 of one facility, 11 facilities, and two facilities, respectively, that were previously managed.

(4) Excluded from the renewal rate calculation in the above table at September 30, 1997 are six managed on-street locations and two leased on-street locations which are reflected as current year deletions.
(5) Includes Central Parking's corporate headquarters in Nashville, Tennessee.


Net gains derived from sales of property and equipment were $1.2 million, $3.1 million and $71 thousand for fiscal 1996, 1997 and 1998, respectively.

RESULTS OF OPERATIONS



The following table sets forth, for the periods indicated, information derived from Central Parking's consolidated financial statements expressed as a percentage of total revenues.



                                                           YEAR ENDED SEPTEMBER 30,
                                                           ------------------------
                                                            1996     1997     1998
                                                           ------   ------   ------
Parking revenues.........................................   77.1%    82.1%    85.7%
Management contract revenues.............................   22.9     17.9     14.3
                                                           -----    -----    -----
          Total revenues.................................  100.0    100.0    100.0
Cost of parking and management contracts.................   75.8     76.7     77.1
General and administrative expenses and goodwill and non-
  compete amortization...................................   12.3     10.6     10.7
                                                           -----    -----    -----
Operating earnings.......................................   11.9     12.6     12.2
Interest income (expense), net...........................    1.6     (1.2)    (1.2)
Dividends on company -- obligated mandatorily redeemable
  convertible securities of a wholly-owned subsidiary
  trust..................................................     --       --     (0.8)
Net gains on sales of property and equipment.............    0.8      1.4       --
Equity in partnership and joint venture earnings.........    0.5      1.9      1.3
                                                           -----    -----    -----
Earnings before income taxes.............................   14.8     14.7     11.5
Income taxes.............................................    5.0      5.5      4.6
                                                           -----    -----    -----
          Net earnings...................................    9.8%     9.2%     6.9%
                                                           =====    =====    =====



  Year Ended September 30, 1998 Compared to Year Ended September 30, 1997



Parking revenues include revenue from leased and owned facilities. Parking revenues in fiscal 1998 increased to $328.3 million from $180.9 million in fiscal 1997, an increase of $147.4 million, or 81.5%. Of the $147.4 million increase, $102.6 million, or 69.6% of the increase, resulted from the following acquisition of leased and owned locations: Diplomat, $19.6 million; Kinney, $81.7 million; Turner, $1.1 million; and Sterling, $0.2 million. With respect to the Kinney acquisition, Central Parking achieved lower than expected increases in revenues, particularly in the fourth quarter of fiscal 1998. Kinney was acquired on February 12, 1998 and its partial year parking revenues of $81.7 million represent 24.9% of total fiscal year parking revenues. Central Parking's operating results may be significantly impacted by the results derived from the Kinney acquired locations. The remaining increase of $44.8 million, or 30.4%, is from a combination of the addition of 46 net locations, increased rates and higher utilization of parking spaces at existing facilities.



Management contract revenues in fiscal 1998 increased to $54.9 million from $39.6 million in fiscal 1997, an increase of $15.3 million, or 38.7%. Of the $15.3 million increase, $7.6 million, or 49.9%, resulted from the acquisitions of Diplomat, $2.1 million; Kinney, $4.9 million; Turner, $0.5 million; and Sterling, $0.1 million. The remaining 50.1% increase resulted primarily from the addition of 95 net new locations.



Revenues from foreign operations increased to $23.0 million in 1998 from $18.1 million in 1997. The increase of 26.8% in revenues from foreign operations resulted primarily from the net addition of 51 locations in the United Kingdom and increased revenues on existing locations.

Cost of parking in fiscal 1998 increased to $280.3 million from $157.4 million in fiscal 1997, an increase of $122.9 million, or 78.1%. Rent expense increased $74.7 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $48.2 million increase in cost of parking, payroll expense accounted for $26.6 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases in existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 85.4% in fiscal 1998 from 87.0% in fiscal 1997. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.



Cost of management contracts in fiscal 1998 increased to $15.0 million from $11.8 million in the comparable period in 1997, an increase of $3.2 million, or 27.2%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 27.3% in fiscal 1998 from 29.8% in fiscal 1997. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The renewal rates for management contracts of 91.8% in 1998, and 91.1% in 1997, are consistent with Central Parking's 5 year average renewal rates.



General and administrative expenses, excluding goodwill and non-compete amortization, increased to $33.9 million from $22.5 million in fiscal 1997, an increase of $11.4 million, or 50.5%. This increase was primarily a result of an increase in payroll expense of $7.7 million associated with the additional general and administrative expenses of acquired operations, as well as opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses decreased as a percentage of total revenue from 10.2% in 1997 to 8.8% in 1998. This is a result of spreading of general and administrative expenses over a broader revenue base.



Amortization expense of goodwill and non-compete agreements increased significantly from $920,000 in fiscal 1997 to $7.1 million in fiscal 1998, an increase of $6.2 million. This increase was a result of $232.8 million in goodwill and non-compete assets recorded in connection with the acquisitions of Diplomat, Kinney, the remaining 50% of CPS-Louisiana, Turner, and Sterling. Goodwill and non-compete agreements are amortized over periods ranging from 5 to 30 years.



Interest income in fiscal 1998 increased to $2.7 million from $1.8 million in fiscal 1997. This increase of $877 thousand was primarily attributable to increased investment in notes receivable. Interest expense totaled $7.4 million in 1998 compared to $4.6 million in 1997. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. With respect to Central Parking's two credit facilities which represent substantially all of Central Parking's indebtedness, the weighted average balance outstanding for fiscal 1998 was approximately $83.0 million at a weighted average interest rate of 6.75%.



Dividends on company-obligated mandatorily redeemable convertible securities of a subsidiary holding solely parent debentures amounted to $3.2 million for fiscal year 1998. Such Preferred Securities in the amount of $110 million were issued on March 18, 1998 and bear a dividend rate of 5.25% (See Note 9 to Central Parking's 1998 consolidated financial statements).

Equity in partnership and joint venture earnings for fiscal 1998 increased to $5.1 million from $4.2 million in fiscal 1997. The increase of $923,000 resulted primarily from increases in domestic partnerships and joint ventures of $692,000, due largely to partnership interests acquired in connection with Kinney, and an increase in equity in joint venture earnings of the German joint venture of $296,000 over balances in the prior year.



Central Parking's effective income tax rate was 39.8% for fiscal 1998 compared to 37.7% for fiscal 1997. The rate increase was attributable to the increase in Central Parking's federal income tax rate, the comparative decrease in the amount of tax exempt income, and the addition of nondeductible goodwill amortization (see Note 12 to Central Parking's Consolidated Financial Statements).



  Year Ended September 30, 1997 Compared to Year Ended September 30, 1996



Parking revenues in fiscal 1997 increased to $180.9 million from $109.3 million in fiscal 1996, an increase of $71.6 million, or 65.5%. Of the $71.6 million increase, $41.0 million, or 57.3% of the increase, resulted from the acquisition of Square and Car Park leased and owned locations. The remaining increase of $30.6 million, or 42.7%, is from a combination of the net addition of 76 locations, increased rates and higher utilization of parking spaces at existing facilities.



Management contract revenues in fiscal 1997 increased to $39.6 million from $32.5 million in fiscal 1996, an increase of $7.1 million, or 21.6%. Of the $7.1 million increase, $2.8 million or 34.6% of the increase resulted from the Square and Car Park acquisitions. The remaining increase of $4.3 million, or 60.6%, is attributable to the net addition of 71 locations and increased management fees on existing locations.



Revenues from foreign operations increased to $18.1 million in 1997 from $13.2 million in 1996. The increase of 37.4% in revenues from foreign operations resulted primarily from the net addition of 20 locations in the United Kingdom and increased revenues on existing locations.



Cost of parking in fiscal 1997 increased to $157.4 million from $97.7 million in fiscal 1996, an increase of $59.7 million, or 61.1%. Rent expense increased $30.9 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Of the remaining $28.8 million increase in cost of parking, payroll expense accounted for $12.5 million. The payroll expense increase was attributable to a combination of acquisitions, new locations and increases on existing payroll. Cost of parking, as a percentage of parking revenues, decreased to 87.0% in fiscal 1997 from 89.4% in fiscal 1996. This decrease was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.



Cost of management contracts in fiscal 1997 increased to $11.8 million from $9.8 million in the comparable period in 1996, an increase of $2.0 million, or 20.7%. This increase was attributable to an increase in the number of managed locations and higher costs incurred at existing locations associated with increased revenues. Cost of management contracts, as a percentage of management contract revenues, decreased to 29.8% in fiscal 1997 from 30.0% in fiscal 1996. The decrease in the percentage of management contract cost as a percentage of management contract revenue is a result of increased management fees from a combination of new and existing locations. The decrease in renewal rates for management contracts to 91.1% in 1997, from 92.4% in 1996, is primarily attributable to the loss of one large contract which included 9 management locations. This trend is not expected to continue.

General and administrative expenses excluding goodwill amortization in fiscal 1997 increased to $22.5 million from $17.4 million in fiscal 1996, an increase of $5.1 million, or 21.2%. This increase was primarily a result of an increase in payroll expense of $4.2 million associated with the additional general and administrative expenses of acquired operations, as well as the opening of additional managed, leased, and owned locations and additional incentive compensation payments as a result of increased profits. General and administrative expenses excluding goodwill decreased as a percentage of total revenues from 12.3% in 1996 to 10.2% in 1997. This is a result of spreading general and administrative expenses over a broader revenue base.



Amortization of goodwill and non-compete agreements in fiscal 1997 amounted to $920,000. Central Parking had no expenses from amortization of goodwill in fiscal 1996. Amortization expense of goodwill was a result of $32.7 million in goodwill and non-compete assets, recorded in connection with the acquisitions of Square and Car Park.



Interest income in fiscal 1997 decreased to $1.8 million from $2.3 million in fiscal 1996. This decrease of $461,000 was primarily attributable to decreased cash and cash equivalents during the year. Interest expense totaled $4.6 million in 1997 compared to zero in 1996. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. The weighted average balance outstanding for the period during which Central Parking had debt outstanding, beginning December 31, 1996, was approximately $88.7 million at a weighted average interest rate of 7.1%.



Equity in partnership and joint venture earnings for fiscal 1997 increased to $4.2 million from $641,000 in fiscal 1996. The increase of $3.5 million resulted primarily from Civic Parking, LLC ($2.9 million) and increases in joint venture earnings of the Mexican joint venture ($514,000 in 1997 versus $152,000 in 1996).



Central Parking's effective income tax rate was 37.7% for fiscal 1997 compared to 34.3% for fiscal 1996. The rate increase was attributable to the increase in Central Parking's federal income tax rate, the comparative decrease in the amount of tax exempt income, the addition of nondeductible goodwill amortization and the increase in the effective state income tax (see Note 12 to Central Parking's Consolidated Financial Statements).



QUARTERLY RESULTS



Central Parking experiences fluctuations in its quarterly net earnings as a result, in part, of recognition of intermittent gains on sales of properties. Additionally, Central Parking has and may continue to experience fluctuations in revenues and related expenses due to acquisitions; preopening costs; travel and transportation patterns affected by weather and calender related events; and local and national economic conditions. Central Parking's increased concentration of parking facilities in the northeastern and mid-atlantic part of the United States, primarily a result of the Kinney, Square and Diplomat acquisitions, has increased the risk of weather related fluctuations such as severe winter snow storms. Additionally, Central Parking services the parking for a number of sports stadiums and arenas and can be impacted by strikes and the success of various sports teams in playoff and championship series. The following table sets forth certain quarterly statement of earnings data for each of Central Parking's last eight fiscal quarters and the percentage of net revenues represented by the line items presented (except in the case of per share amounts). The quarterly statements were impacted by the acquisition of Square (January 1997), Car Park (May 1997), Diplomat (October 1997), Kinney (February 1998), CPS -- Louisiana (March 1998), Turner (April

1998), and Sterling (July 1998), and net gains on sales of property and equipment of $3.1 million in the quarter ended September 30, 1997. The quarterly statement of earnings data set forth below was derived from unaudited financial statements of Central Parking and includes all adjustments, consisting only of normal recurring adjustments, which Central Parking considers necessary for a fair presentation thereof. The per share numbers have been restated to reflect the three for two stock splits (see Note 10(d) to Central Parking's Consolidated Financial Statements).



                                    FISCAL 1997                              FISCAL 1998
                       -------------------------------------   ---------------------------------------
                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD      FOURTH
                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER    QUARTER
                       -------   -------   -------   -------   -------   -------   --------   --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenues.......  $40,997   $55,297   $59,399   $64,761   $70,269   $90,088   $110,770   $122,048
Operating earnings...    5,129     7,109     7,706     7,908     8,804    12,034     13,855     12,188
Net gains on sales of
  property and
  equipment..........        3         2         3     3,129         3        15        (17)        70
Earnings before
  income taxes.......    6,000     6,993     8,242    11,177     9,099    10,316     12,923     11,886
Net earnings.........  $ 3,899   $ 4,416   $ 5,275   $ 6,615   $ 5,642   $ 6,328   $  7,948   $  6,692
Basic earnings per
  common share.......  $  0.15   $  0.17   $  0.21   $  0.25   $  0.22   $  0.24   $   0.27   $   0.23
Diluted earnings per
  common share.......  $  0.15   $  0.17   $  0.20   $  0.25   $  0.21   $  0.23   $   0.27   $   0.23
As a percentage of
  total revenues:
  Operating
    earnings.........     12.5%     12.9%     13.0%     12.2%     12.5%     13.4%      12.5%      10.9%
  Net gains on sales
    of property and
    equipment........       --        --        --       4.8        --        --         --        0.1
  Earnings before
    income taxes.....     14.6      12.6      13.9      17.3      12.9      11.5       11.7       10.6
  Net earnings.......      9.5       8.0       8.9      10.2       8.0       7.0        7.2        6.0



LIQUIDITY AND CAPITAL RESOURCES



Net cash provided by operating activities for fiscal 1998 was $50.1 million, an increase of $27.7 million from net cash of $22.4 million provided by operating activities during the same period in fiscal 1997. The primary factors which contributed to this change were increased net earnings, increased depreciation and amortization, and increases in accounts payable and accrued expenses during fiscal 1998.



Net cash used in investing activities was $239.2 million for fiscal 1998, an increase of $147.1 from net cash of $92.1 million used in investing activities during fiscal 1997. The acquisitions of Diplomat, Kinney, Turner, and Sterling utilized cash of $213.6 million, net of cash acquired and property and equipment purchases represented $25.6 million.



Net cash provided by financing activities for fiscal 1998 was $198.7 million, and increase of $147.7 million over the $51.0 million provided during fiscal 1997. Primary factors which contributed to this increase are net proceeds from issuance of the Preferred Securities of $106.5 million, net proceeds from issuance of notes payable of $99.7 million, proceeds from issuance of common stock and exercise of options of $91.4 million, less repayment of notes payable of $102.9 million.

Depending on the timing and magnitude of Central Parking's future investments (either in the form of leased or purchased properties, joint ventures, or acquisitions), the working capital necessary to satisfy current obligations is anticipated to be generated from operations and Central Parking's credit facility over the next twelve months. In the ordinary course of business, Central Parking is required to maintain and, in some cases, make capital improvements to the parking facilities it operates; however, as of September 30, 1998, Central Parking had no material outstanding commitments for capital expenditures. If Central Parking identifies investment opportunities requiring cash in excess of Central Parking's cash flows and the existing credit facility, Central Parking may seek additional sources of capital, including the sale or issuance of Central Parking common stock or convertible securities, or amending the credit facility to obtain additional indebtedness. Central Parking's ability to raise additional capital by issuing additional shares of common stock is expected to be limited over the next several years as a result of the Registration Rights Agreement. While Central Parking does not expect this limitation to affect its working capital needs, it could have an impact on Central Parking's ability to complete significant acquisitions. The recent decrease in the market value of Central Parking common stock also could have an impact on Central Parking's ability to complete significant acquisitions or raise additional capital. Central Parking believes that it has the ability to increase its credit facility if needed for significant acquisitions, although no assurances can be given that such increases would be available at the time needed to complete any such acquisition.



On February 11, 1998, Central Parking established a credit facility providing for an aggregate availability of up to $300 million consisting of a five-year $200 million revolving credit facility, including a sublimit of $25 million for standby letters of credit, and a $100 million five-year term loan with scheduled repayments of $25 million per year, beginning in year two (the "Credit Facility"). On March 18, 1998, the Company completed offerings of equity and convertible trust issued preferred securities, from which the Company obtained $195.6 million in net proceeds. The Company repaid and terminated the $100 million term loan with proceeds from these offerings. The remaining $95.6 million in proceeds was applied to reduce the outstanding balance under the $200 million revolving credit facility. The Credit Facility bore interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998, the interest rate on the Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based upon the achievement of various financial ratios. The Credit Facility contains certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends payable. Central Parking used the Credit Facility to replace Central Parking's prior revolving credit facility and to finance the Kinney acquisition. At September 30, 1998, the amount outstanding under this Credit Facility was $48.2 million and the interest rate was 6.5% (LIBOR plus 75 basis points). At September 30, 1998, Central Parking had available $147.1 million under the Credit Facility.



In March 1998, Civic obtained financing with a financial institution for $60 million. Civic distributed the loan proceeds to its shareholders. Central Parking owns a 50% interest in Civic, a limited liability company, and as a result, received net proceeds of $30.3 million from this transaction which reduced Central Parking's carrying value of its investment in partnerships and joint ventures. The proceeds from the refinancing were used by Central Parking to pay down the Credit Facility.



On September 2, 1998, Central Parking received a "best efforts" commitment which expires March 31, 1999, to establish a new credit facility providing for an aggregate of up to $400 million (the "New Credit Commitment") consisting of a five-year $200 million revolving credit facility including a sublimit of $25 million for standby letters of credit, and a $200 million five-year term loan with scheduled repayment consisting of $50 million per year, beginning in year two. The New Credit Commitment will bear interest at either prime rate plus 0.5% or LIBOR plus a margin of 1.12% and after three months revert to grid pricing at a margin of 0.25% to 1.25% based upon Central Parking achieving a number of financial ratios or ratings. The New Credit Commitment will contain certain covenants including those that require Central Parking to maintain certain financial ratios, restrict further indebtedness and limit the amount of dividends paid. Central Parking intends to use the New Credit Commitment to replace Central Parking's Credit Facility and to refinance the existing debt of Allright.


  International Foreign Currency Exposure


Central Parking operates wholly owned subsidiaries in the United Kingdom, Malaysia, Canada and the Netherlands. Total revenues from wholly owned foreign operations amounted to 9.3%, 8.2% and 6.0% for fiscal years 1996, 1997 and 1998, respectively. Additionally, Central Parking operates through joint ventures in Germany, Mexico and Spain. Central Parking intends to invest in foreign leased or owned facilities, usually through joint ventures, and may become increasingly exposed to foreign currency fluctuations. Central Parking, in limited circumstances, has denominated contracts in U.S. dollars to limit currency exposure. Presently, Central Parking has limited exposure to a foreign currency risk and has no hedge programs. Central Parking anticipates implementing a hedge program if such risk materially increases. For the year ended September 30, 1998, revenues from the United Kingdom operations represented 96.3% of total revenues generated by foreign operations, excluding earnings from joint ventures.



  Economic and Monetary Union



On January 1, 1999, eleven of the fifteen members countries of the European Union established fixed conversion rates between their existing sovereign currencies and a new currency called the "euro." These countries have adopted the euro as their common legal currency on that date. The euro will trade on currency exchanges and be available for non-cash transactions. Thereafter and until January 1, 2002, the euro is scheduled to replace the sovereign legal currencies of these countries. While the vast majority of Central Parking's operations within the European Union are currently in the United Kingdom, a European Member which is not scheduled to participate in the euro conversion, Central Parking has operations in countries which are scheduled to adopt the euro. Central Parking is in the process of assessing the impact of the euro conversion to its operations in the participating countries, including the need to adopt new information technology, parking related equipment and other systems to accommodate euro-denominated transactions, as well as the impact to currency risk and contractual relationships. Based on management's assessment of the impact of the euro conversion, Central Parking does not believe that the euro conversion will have a material impact on its operations or financial condition.


IMPACT OF INFLATION AND CHANGING PRICES

The primary sources of revenues to Central Parking are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. Central Parking believes that inflation has had a limited impact on its overall operations for fiscal years ended September 30, 1996, 1997 and 1998.


NEW ACCOUNTING PRONOUNCEMENTS


In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. Central Parking will adopt SFAS 130 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.



In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December, 15, 1997. Central Parking will adopt SFAS 131 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.



In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. Central Parking will adopt SFAS 132 in fiscal year 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.



In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105, and 119. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is evaluating the impact of SFAS 133 to Central Parking's consolidated financial statements.



IMPAIRMENT OF LONG-LIVED ASSETS



Central Parking adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Central Parking periodically reviews the carrying value of long-lived intangible assets such as goodwill, contract rights, and non-compete agreements to determine if the net book values of such assets continue to be recoverable over the remainder of the original estimated useful life. In performing this review for recoverability, Central Parking estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Since the assets involved are held and used in the operations of Central Parking, consideration is also given to actions or remediations Central Parking might take in order to achieve the original estimates of cash flows. Adoption of this Statement did not have a material impact on Central Parking's financial position, results of operations, or liquidity.


YEAR 2000


Central Parking has considered the impact of year 2000 issues on its computer systems and applications and has developed remediation plans. These plans are part of Central Parking's ongoing business strategies to incorporate advanced technologies in its information systems, and were contemplated in advance of year 2000 issues. The expenditures for system upgrades will be accounted for as regular capital expenditures and will be depreciated over their estimated useful lives of 3-5 years. The ongoing expenses of training and testing will be expensed as they are incurred. It is estimated that Central Parking will spend in excess of $2 million upgrading its computer information systems in accordance with its plans for technological enhancement, and that such expenditures will not be material to Central Parking's operations or liquidity. Central Parking believes that the upgraded information systems will be year 2000 compliant. System hardware and software that in management's estimation is not year 2000 compliant have been fully depreciated. Central Parking estimates that its information systems will be year 2000 compliant by April 1999. This should allow Central Parking adequate time to continue to test and determine the compliance of such systems. Management believes that this is enough time to fully test and foresee all significant remaining year 2000 issues on its information systems and, therefore, does not have any other contingency plan in place for its information systems.



Central Parking uses some fee calculation devices that compute parking fees and statistical data, and also automate the ingress and egress control mechanisms at certain parking facilities. Central Parking believes that less than 20% of its operations have fee calculation devices with any year 2000 issues with regard to carrying out its parking business. Based on discussions with the vendors of these devices, Central Parking believes the vendors will make available reasonably priced upgrades to address year 2000 issues prior to December 31, 1999. However, the vendors have given no assurance that such fee computation devices will be year 2000 compliant on any given date before December 31, 1999. In the event remediation is not complete at any of these sites prior to the year 2000, and a failure of such fee calculation devices were to occur due to processing incompatibilities in the year 2000, manual override systems are now in place at all locations. Given the limited technology required to operate such facilities, management believes all material operations could adequately be performed manually. Such contingency plans are currently deployed in the events of power failures or other business interruptions at locations where these devices are located.



Central Parking is communicating, by means of year 2000 questionnaires, with each of its major vendors to determine third party compliance with year 2000 issues. Although Central Parking cannot require its vendors to respond, follow-up with each party will be conducted to try and determine and resolve any year 2000 issues. Central Parking is also requiring all vendors to warrant that all software and hardware purchased by Central Parking is fully year 2000 compliant. While Central Parking does not expect to be materially affected by any third party's year 2000 issues, no assurances can be given that a third party's failure to adequately address their year 2000 issues could not materially effect Central Parking's business or financial results.

                              THE MERGER AGREEMENT


The following summary of the material provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference. Holders of Central Parking common stock and Allright common stock are urged to read the Merger Agreement carefully. Capitalized terms used in this section but not defined in this joint proxy statement/prospectus shall have the meanings attributed to them in the Merger Agreement.


THE MERGER


Under the Merger Agreement and on the terms and conditions set forth in the Merger Agreement, Central Parking Sub will be merged with and into Allright, with Allright continuing as the surviving corporation. Following the Merger, Allright will be an indirect, wholly owned subsidiary of Central Parking.


CLOSING; EFFECTIVE TIME


The closing of the Merger shall take place on the second business day following the satisfaction or waiver of the conditions to the Merger, or at such other time as the parties may agree (the "Closing Date"). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. See "-- Conditions to Consummation of the Merger."


CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS


The Certificate of Incorporation and Bylaws of Allright, as in effect at the Effective Time, shall continue as the Certificate of Incorporation and Bylaws of the surviving corporation, until amended as provided in such certificate and bylaws. The directors and officers of Central Parking Sub at the Effective Time shall be the directors and officers of the surviving corporation, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.


CONVERSION OF SECURITIES; MERGER CONSIDERATION


By virtue of the Merger, all capital stock held in the treasury of Allright or held by any of Allright's subsidiaries shall be cancelled and cease to exist and no payment shall be made for this stock. At the Effective Time, all rights of outstanding shares of Allright common stock shall cease to exist, other than the right to receive Central Parking common stock.



At the Effective Time, each share of Allright common stock issued and outstanding immediately prior to the Effective Time (other than shares held in treasury, as described above), shall be automatically cancelled and converted into and represent the number of shares of Central Parking common stock equal to the Exchange Ratio. The Exchange Ratio is ultimately determined by a calculation of several variables, the most complicated of which is the Equity Purchase Price. In general, the Equity Purchase Price is the total purchase price to be paid for Allright by Central Parking and Central Parking Sub. Specifically, the price is equal to $564,390,050 plus and minus certain adjustments to be determined at the time of closing. See below for a more detailed description of these adjustments. A complete understanding of the calculations of the Exchange Ratio and the Equity Purchase Price requires a detailed reading of the relevant provisions of the Merger Agreement. However, the following is a brief summary of the calculations used to determine the number of shares of

Central Parking common stock represented by each share of Allright common stock issued and outstanding immediately prior to the Effective Time.



The Exchange Ratio equals the Equity Purchase Price divided by $46.00, divided by the number of shares of Allright common stock outstanding on a fully diluted basis as of the Effective Time. The outstanding Allright common stock excludes any shares of Allright common stock issued or issuable to a seller in exchange for assets in connection with an acquisition permitted under the Merger Agreement,



The adjustments to the "Equity Purchase Price" are defined in detail in the Merger Agreement. However, the adjustments can be summarized as follows:



To be added to the Equity Purchase Price:



- acquisition expenses, meaning the amount paid, including capital expenditures, by Allright from April 30, 1998 through the date of the closing in connection with the acquisition of parking facilities;



- the excess, if any, of $5 million over the covered transaction expenses (the total of all paid and accrued expenses of Allright, Apollo, and AEW in connection with the Merger and the related transactions);



- the working capital adjustment (certain adjustments to be made to the working capital of Allright are detailed in the Merger Agreement); in general, the working capital adjustment can only be a negative number or zero and represents the working capital deficit amount over $6 million);



- the aggregate exercise price of outstanding and unexercised Allright warrants and non-qualified options; and



- any gain resulting from a divestiture of assets or operations that is necessary in order to terminate the waiting period required by the Hart-Scott-Rodino Act; such gain is equal to the product of, only if such product is a positive number, 35% multiplied by the difference between (A) the appraised value of the divested property or operations, as determined by an appraiser, and (B) 16 times EBITDA for such property or operations for the prior fiscal year.



To be subtracted from the Equity Purchase Price:



- the principal amount of any long-term debt and capitalized lease obligations of Allright, excluding current portions, as of the Closing Date and assumed by Central Parking or Central Parking Sub pursuant to the Merger;



- the excess, if any, of the covered transaction expenses (the total of all paid and accrued expenses of Allright, Apollo, and AEW in connection with the Merger and the related transactions, over $5 million);



- 16 multiplied by the amount, if any, by which Allright's EBITDA, with certain adjustments to be made pursuant to the Merger Agreement, is below $34.0 million;



- any loss resulting from a divestiture of assets or operations that is necessary in order to terminate the waiting period required by the Hart-Scott-Rodino Act; such loss is equal to the product of, only if such product is a positive number, 35% multiplied by the difference between (A) 16 times EBITDA for such property or operations for the prior fiscal year and (B) the appraised value of such property or operations, as determined by an appraiser;

- any net proceeds from the permitted sale, lease, transfer or disposition of any property or assets; and



- any excess severance, meaning the amount by which Allright's contractual severance obligations (with exclusions as set forth in the Merger Agreement) exceeds $6.3 million.



The calculation of the Equity Purchase Price will be set forth in a closing statement, that will be prepared by Allright based on its good faith estimates of the amounts indicated and provided to Central Parking for its review and approval (which shall not be unreasonably withheld), not less than five business days prior to the date of closing. Allright shall use its best efforts to deliver to Central Parking as soon as possible (but no later than fifteen business days prior to the date of closing), additional financial information required by the Merger Agreement.



CERTAIN ADJUSTMENTS



If after the date of the Merger Agreement and on or prior to the date of closing, Central Parking issues additional shares through any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared with a record date within such period, or any similar event occurs, the number of shares to which an Allright shareholder is entitled to receive will be adjusted accordingly to provide the same economic effect as contemplated by the Merger Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.


TREATMENT OF STOCK OPTIONS AND WARRANTS


At the Effective Time, each Allright Option which is outstanding and unexercised will be converted automatically into an option to purchase shares of Central Parking common stock (each, a "Central Parking Option"). The number of shares of Central Parking common stock to be subject to the new Central Parking Option shall be equal to the number of shares of Allright common stock subject to the original Allright Option multiplied by the Exchange Ratio. Any fractional shares of Central Parking common stock resulting from such multiplication shall be rounded down to the nearest share. The exercise price per share of Central Parking common stock under the new Central Parking Option shall be equal to the exercise price per share of Allright common stock under the original Allright Option divided by the Exchange Ratio. The resulting exercise price shall be rounded up to the nearest cent. The duration and other terms of the Central Parking Options shall be the same as the Allright Options except that all references to Allright shall be deemed to be references to Central Parking. At the Effective Time, the Allright Options Plan shall be assumed by Central Parking and, following the Effective Time, Central Parking shall take all steps necessary to provide that shares of Central Parking common stock issuable upon the exercise of all outstanding Central Parking Options shall be covered by an effective registration statement as soon as practicable after the Effective Time.



If any Allright Options are intended to be "incentive stock options" (as defined in Section 422 of the Code)("ISOs"), the exercise price, the number of shares and the terms and conditions of exercise of the Central Parking Options issued shall be determined in order to comply with Section 424(a) of the Code.



At the Effective Time, each outstanding and unexercised Allright Warrant shall cease to represent a right to acquire shares of Allright common stock and shall be converted automatically into a warrant to purchase shares of Central Parking common stock (each, a

"Central Parking Warrant"). The number of shares of Central Parking common stock subject to the Central Parking Warrant shall equal the number of shares of Allright common stock subject to the original Allright Warrant times the Exchange Ratio, rounded down to the nearest share. The exercise price per share of Central Parking common stock under the new Central Parking Warrant shall be equal to the exercise price per share of Allright common stock under the original Allright Warrant divided by the Exchange Ratio, rounded up to the nearest cent.


REPRESENTATIONS AND WARRANTIES


The Merger Agreement contains certain customary mutual representations and warranties which are described in more detail in the Merger Agreement.



CERTAIN COVENANTS



Conduct of Business by Allright. Allright has covenanted and agreed that, except (A) in certain circumstances as previously disclosed in writing to Central Parking; (B) with the consent of Central Parking; or (C) as contemplated by the Merger Agreement,


     - Allright will operate in the ordinary course of business, consistent with past practice;

     - Allright will not change its Certificate of Incorporation or Bylaws or other constituent documents of Allright or any of its subsidiaries;

     - Allright will not, except in the ordinary course of business consistent with past practices, materially increase the compensation payable or to become payable to any officer, employee, consultant or agent or grant any bonus or retirement or similar benefit or arrangement;

     - subject to certain exceptions, Allright will not make a capital expenditure or commitment to make a capital expenditure in excess of $1.2 million in the aggregate per quarter;


     - Allright will not enter into or renew a lease which involves the payment of more than $500,000 annual rent (in the event that Central Parking refuses to consent to any proposed lease, Central Parking will not enter into any transaction concerning the subject matter of such proposed lease);



     - Allright will not acquire any business or acquire any equity interest in any person not an affiliate for more than $100,000 individually or $1.0 million in the aggregate with all other such acquisitions (in the event that Central Parking refuses to consent to any proposed transaction, Central Parking will not enter into a transaction concerning the subject matter of such proposed transaction);



     - except for borrowings under credit facilities or lines of credit existing on September 21, 1998 or incurred to finance expenditures or acquisitions permitted by the Merger Agreement, Allright will not incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;


     - to the extent reasonably practicable, Allright will maintain the business organization of Allright and its subsidiaries, the opportunity for Central Parking to retain the services of the present employees of Allright and the goodwill of the customers and others having business relations with Allright;

     - Allright will not take any action or fail to take any action that would, or would be reasonably likely to, result in any of Allright's representations and warranties set forth in the Merger Agreement not being true in all material respects;

     - Allright will use its reasonable best efforts to comply with all material legal requirements applicable to it and to the conduct of its business;


     - Allright will not sell, lease, transfer or dispose of any properties not in the ordinary course of business and, after consultation with Arthur Andersen LLP, will not dispose of any properties which, in the reasonable opinion of Arthur Andersen, would jeopardize the Merger from being qualified as a pooling of interests transaction; and


     - Allright and its subsidiaries will not declare any dividend or make any distribution with respect to their capital stock or partnership interest which is not made to minority interest holders or partners pursuant to existing agreements, or which is not in the ordinary course of business.

In the event Central Parking does not provide a written refusal for Allright to enter into any transaction proposed above within five business days after receiving notification of such proposal (with data reasonably requested by Central Parking to evaluate such proposal), Central Parking shall be deemed to have consented to such proposed transaction, and Allright may enter into any such proposed transaction as if Central Parking had provided its written consent.


Conduct of Business by Central Parking. Central Parking has covenanted and agreed that, except (A) in certain circumstances as previously disclosed in writing to Allright; (B) with the consent of Allright; or (C) as contemplated by the Merger Agreement,


     - Central Parking will operate in the ordinary course of business consistent with past practice;

     - Central Parking will not change the Central Parking Charter or Bylaws or other constituent documents of Central Parking or any subsidiaries;

     - Central Parking will not spend more than $20 million individually or $75 million in the aggregate to purchase or otherwise acquire real estate or fixed or capital assets, except for any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations or pursuant to or as required by existing contractual obligations and except as to the renewal of presently existing leases which are scheduled to expire according to their respective terms;


     - Central Parking will not take any action to acquire any business or acquire any equity interest in any person not an affiliate for more than $20 million individually or $75 million in the aggregate with all other such acquisitions (in the event that Allright refuses to consent to any proposed transaction, Allright shall refrain from entering into a transaction concerning the subject matter of such proposed transaction);



     - except for borrowings under credit facilities or lines of credit existing on September 21, 1998 or incurred to finance expenditures or acquisitions permitted by the Merger Agreement, Central Parking will not incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

     - Central Parking will not take any action or fail to take any action that would, or would be reasonably likely to, result in any of Central Parking's and Central Parking Sub's representations and warranties set forth in the Merger Agreement not being true in all material respects;

     - Central Parking will use its reasonable best efforts to comply with all material legal requirements applicable to it and to the conduct of its business;


     - after consultation with KPMG LLP, Central Parking will not sell, lease transfer or dispose of any of its properties to the extent such sale may, in the reasonable opinion of KPMG LLP, jeopardize the Merger from being qualified as a pooling of interests transaction; and



     - other than regular quarterly dividends distributed in the normal course of business, Central Parking will not declare, set aside or pay any dividends on (whether in cash, stock or other securities), make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or the capital stock, partnership interests, membership interests or other equity, as the case may be, of its subsidiaries, or split, combine, issue, authorize for issuance, exchange or reclassify any of its capital stock or issue or authorize the issuance of any other securities. Central Parking may issue Central Parking common stock to a seller or sellers for acquisitions permitted under the Merger Agreement, upon the exercise of any stock options for Central Parking common stock that are, in each case, outstanding as of September 21, 1998 in accordance with their present terms and pursuant to any plans of Central Parking in the ordinary course of business.



In the event Allright does not provide a written refusal for Central Parking to enter into any transaction above within five business days after receiving notification of such proposal (with data reasonably requested by Allright to evaluate such proposal), Allright shall be deemed to have consented to such proposed transaction (other than certain specified transactions, for which affirmative consent is necessary) and Central Parking may enter into any such proposed transaction as if Allright had provided written consent.



Special Meetings. Pursuant to the Merger Agreement, Central Parking has agreed to give notice of, convene and hold a meeting of its shareholders in accordance with the Tennessee Business Corporation Act ("TBCA") and the requirements of the NYSE for the purpose of obtaining Central Parking shareholders' approval of the Merger Agreement and the transactions contemplated by it in accordance with the TBCA and the rules and regulations of the NYSE.



Allright has agreed to either give notice of, convene and hold a meeting of its shareholders in accordance with the DGCL or obtain an action by written consent, executed by the requisite percentage of Allright shareholders and in accordance with the DGCL, for the purpose of obtaining Allright's shareholders approval in connection with the Merger in accordance with the DGCL.



Investigation; Non-Solicitation. Central Parking and Allright each have agreed to afford to one another reasonable access during normal business hours to its properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws. Central Parking and Allright have each agreed to use its reasonable best efforts to furnish promptly to one another such additional financial and operating data and other information regarding its businesses and properties as the other may from time to time reasonably request in writing; provided, however, that nothing requires either Central Parking or Allright or any of their respective subsidiaries to disclose any information to the other if such disclosure would cause competitive harm to such disclosing party (in such party's reasonable judgment) if the transactions contemplated by the Merger Agreement are not consummated, or would be in violation of applicable laws or regulations of any governmental entity.



Allright has agreed to allow Central Parking and its representatives reasonable access to information concerning, and Allright has agreed to meet with Central Parking and its representatives in connection with, (A) any $50,000 leases, which are scheduled to expire within six months of the Closing Date, (B) any $50,000 lease for which Allright has knowledge (based on reasonable information) that the respective landlord has asserted or has threatened to assert a breach of any consent or assignment provision contained in such lease as a result of the Merger, and (C) the retention of key management personnel. A representative appointed by Allright shall be present at any meeting between Allright, or any of its employees, directors and officers, on the one hand, and Central Parking, or any of its employees, directors and officers, on the other hand. Unless otherwise required by law and until the Effective Time, the parties have agreed to hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreements between Central Parking and Allright, dated as of January 30, 1998 and May 19, 1998 (the "Confidentiality Agreements").



Approvals and Consents; Cooperation; Notification. The parties have agreed to use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers required in order to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger. The parties have agreed to take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, without limitation, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the FTC, the Antitrust Division of the Department of Justice or any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental entity. The HSR Act filings were made by both Allright and Central Parking on October 8, 1998, and on November 6, 1998 they each received from the Antitrust Division a Second Request for information.



If any divestiture of property or operations at a particular parking facility is necessary in order to terminate the waiting period required by the HSR Act in connection with the Merger, Central Parking and Allright agree to retain a mutually agreeable real estate appraisal firm for the purpose of appraising those facilities or operations which must be divested. In connection with the divestiture, the Equity Purchase Price shall be adjusted for any divestiture gain or divestiture loss. See "-- Conversion of Securities; Merger Consideration."


Central Parking Board of Directors. Promptly after the Effective Time, the Central Parking Board shall be expanded to eleven members. At such time, Apollo and AEW shall each be entitled, in its sole discretion, to designate one individual to the Central Parking Board, who shall serve in accordance with and for the time period specified by the Certificate of Incorporation and Bylaws of Central Parking. Apollo and AEW have indicated that their designees will be William S. Benjamin and Marc L. Davidson, respectively. If at any time

Apollo or AEW, individually own, directly or indirectly, less than $50 million worth of outstanding Central Parking common stock, Central Parking shall, at the next election of the Central Parking Board, have the right to decrease the number of appointees to the Central Parking Board with respect to such holder. For purposes of the foregoing, the value of the Central Parking common stock held by Apollo and AEW shall be determined by multiplying the number of shares of Central Parking common stock then beneficially owned by such holders by the average of the closing sale prices per share of Central Parking common stock on the NYSE for the prior 20 trading days.



Tax Treatment of Merger. It is the intent of the parties that the Merger be treated for federal income tax purposes as a tax-free reorganization pursuant to
Section 368(a) of the Code and that the Merger Agreement shall constitute a "Plan of Reorganization" for purposes of the Code. The parties have agreed not to take any actions which would prevent the Merger from qualifying as such a reorganization, to report the transactions under the Merger Agreement consistent with such treatment and to take no positions to the contrary unless otherwise required by law.



Expenses; Severance. All out-of-pocket transaction costs and expenses incurred by Central Parking in connection with the Merger Agreement, whether or not the Merger is consummated, shall be paid by Central Parking. All covered transaction expenses incurred by Allright, AEW and Apollo in connection with the Merger Agreement, if the Merger is consummated, shall be paid by Allright. If the Merger is not consummated, Allright, AEW and Apollo shall be responsible for their own expenses incurred in connection with the Merger Agreement and related transactions. However, if the Merger is not consummated solely by reason of a material breach of the Merger Agreement by Allright, Allright has agreed to pay any and all out-of-pocket transaction costs and expenses incurred in connection with the Merger Agreement and related transactions of Central Parking and Central Parking Sub up to a maximum of $5 million.



If the Merger is not consummated solely by reason of a material breach of the Merger Agreement by Central Parking, Central Parking has agreed to pay any and all out-of-pocket transaction costs and expenses incurred in connection with the Merger Agreement and related transactions of Allright, AEW and Apollo up to a maximum of $5 million. If the Merger is not consummated as a result of the fact that either KPMG LLP or Arthur Andersen failed to issue a letter concerning the pooling of interests qualification of the Merger, the party whose accountant was unable to deliver its pooling letter as required shall pay to the other party an amount of $2.5 million for expenses incurred in connection with the execution of the Merger Agreement; provided, neither party shall be liable for such expenses if it had not breached a representation, warranty or covenant.


If the Merger is consummated, Central Parking shall be solely responsible for any obligation and payment to be made under any severance agreement, retention agreement, stay-on bonus, non-compete agreement, compensation plan or severance or retention provision of any employment, non-compete or retention agreement which is incurred as a result of the entering into of the Merger Agreement, including but not limited to payments required to be made immediately after the Effective Time pursuant to retention bonus agreements.

Allright has agreed to use its reasonable best efforts to cause certain persons to enter into the retention bonus agreements and employment agreements and management continuity agreements with Allright. Central Parking has agreed to cause Allright to enter into such employment agreements and management continuity agreements at such time.

Employment Matters. Central Parking has agreed to honor Allright's existing employee benefit plans, to the same extent that Allright and its subsidiaries would be required to perform them in the event that the Merger was not consummated. Central Parking has agreed to honor all obligations of Allright under any severance agreement, retention agreement or employment agreement previously disclosed to Central Parking. Central Parking has also agreed to provide severance to those employees of Allright who will be terminated after the Closing Date and who do not have severance agreements or severance provisions in any employment agreements in effect with Allright as of the Closing Date on terms not less favorable than it would provide to any of its similarly situated employees. Individuals who are employed by Allright immediately prior to the Closing Date shall remain employees of the surviving corporation immediately following the Closing Date (each such employee, an "Affected Employee"); provided, however, that nothing shall limit or otherwise restrict the ability of the surviving corporation to terminate, lay-off or reduce the work hours of any Affected Employees following their initial continued employment following the Effective Time. Affected Employees will be given full credit, for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by Central Parking or the surviving corporation, for such Affected Employees' service with Allright to the same extent recognized by Allright immediately prior to the Closing Date, provided however that the Affected Employees' eligibility to participate in, and benefits under, such plans and arrangements shall otherwise be determined under the terms of such plans.



Central Parking has agreed to waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date. Central Parking has also agreed to provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date. For a period of two years immediately following the Closing Date, the coverage and benefits provided to Affected Employees pursuant to employee benefit plans or arrangements maintained by Central Parking or the surviving corporation shall be, in the aggregate, not less favorable than those provided to similarly situated employees of Central Parking and the surviving corporation.



Indemnification, Exculpation and Insurance. Central Parking and Central Parking Sub agreed to continue for six years after the Effective Time certain rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Allright. In addition, from and after the Effective Time, directors or officers of Allright who become directors or officers of Central Parking or any subsidiary will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Central Parking or such subsidiary.



For six years after the Effective Time, Central Parking or the surviving corporation has agreed to maintain in effect Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such directors' and officers' liability insurance policy on terms no less favorable in the aggregate than those of such policy in effect on the date of the signing of the Merger Agreement. However, Central Parking may substitute policies of Central Parking containing terms no less favorable to such directors or officers or, in the alternative, Central Parking may purchase a "tail" on Allright's existing insurance policy for a term of not less than six years.



NYSE Listing. Central Parking will use best efforts to cause the Central Parking common stock issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance as promptly as practicable, and in any event prior to the Closing Date.



Affiliates. Allright and Central Parking have agreed to use their reasonable best efforts to cause all persons who, at the time of the Central Parking special meeting, may be deemed to be affiliates of Allright as that term is used under Rule 145 under the Securities Act and who will become the beneficial owners of Central Parking common stock pursuant to the Merger, or affiliates of Allright or Central Parking for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board ("APB 16") and applicable Securities and Exchange Commission (the "Commission") rules and regulations, to execute "affiliate letters" in customary form prior to the Effective Time. In addition, Central Parking has agreed to use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of Commission Accounting Series Release No. 135.



Pooling of Interests. Each of Allright and Central Parking have agreed to use reasonable best efforts to cause the Merger to be accounted for as a pooling of interests under APB 16 and applicable Commission rules and regulations. Each of Allright and Central Parking agreed not to take any action that would cause such accounting treatment not to be obtained. Any breach by the Central Parking shareholders under the Transaction Support Agreements with respect to certain obligations shall be deemed a breach of the Merger Agreement by Central Parking.



Conveyance Taxes. Allright has agreed to pay any taxes or fees imposed by any governmental entity, which become payable in connection with the transactions contemplated by the Merger Agreement, on behalf of the Allright shareholders and Central Parking shareholders.



CONDITIONS TO CONSUMMATION OF THE MERGER



The obligations of the parties to effect the Merger are subject to customary conditions including:


     - the Central Parking shareholder approval shall have been obtained;


     - there shall not be any order, decree, ruling or other action of a court of competent jurisdiction which restrains, delays or otherwise prohibits the transactions contemplated by this Agreement;



     - the shares of Central Parking common stock issuable to the Allright shareholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

     - any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.


     - the representations and warranties set forth in the Merger Agreement shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had been made as of a specific date), and shall have performed the obligations to be performed by it under the Merger Agreement prior to the Closing Date;



     - there shall not have occurred any Allright or Central Parking material adverse effect since the date of the Merger Agreement;



     - KPMG LLP, tax advisor to Central Parking shall have delivered an opinion substantially to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a);



     - Arthur Andersen LLP, and KPMG LLP shall deliver a letter regarding certain pooling of interests issues and matters pursuant to APB 16;



     - AEW and Apollo shall have executed and delivered to Central Parking the Noncompetition Agreement.



     - Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Allright, shall have delivered an opinion substantially to the effect that, among other things, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;



TERMINATION; NON-CONSUMMATION


The Merger Agreement may be terminated at any time prior to the Effective Time:


     - by mutual agreement of all of the parties;



     - by Allright or Central Parking upon notice given to the other in the event that the other shall, contrary to the terms of the Merger Agreement, fail or refuse to consummate the transactions contemplated or to take any other action necessary to consummate the transactions contemplated, after affording such defaulting party a thirty-day period after notice in which to cure;



     - by Allright or Central Parking upon notice given to the other if the Closing shall not have taken place on or before the earlier of February 19, 1999 or 23 business days after the Form S-4 Registration Statement has been declared effective or such later date as Allright and Central Parking shall have agreed; provided that the failure of the Closing to occur on or before such date is not the result of the breach of the covenants, agreements, representations or warranties of the party seeking such termination. In the event the Closing has not taken place due solely to the fact that the waiting period under the HSR Act shall not have expired or been terminated, the period referred to above may be extended at the option of either Allright or Central Parking to no later than March 20, 1999; or



     - by Allright or Central Parking upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final permanent order, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement.

EFFECT OF TERMINATION; NON-COMPETITION


In the event of the termination of the Merger Agreement, the Merger Agreement shall become wholly void and of no further force and effect and, other than in the event of a termination for certain breaches of the Merger Agreement, there shall be no liability on the part of any of the parties (with certain exceptions), or their respective officers or directors. In the event of the termination of the Merger Agreement arising from certain breaches of the Merger Agreement, the terminating party shall be indemnified by the other party for any or all damages, costs and expenses sustained or incurred as a result of such termination. The obligations of the parties to the Merger Agreement under certain sections of the Merger Agreement survive any termination. The terms of the Confidentiality Agreements shall survive according to their terms, notwithstanding the termination of the Merger Agreement.



Central Parking has agreed to not use any of the information obtained with respect to Allright or any landlord of a property leased or managed by Allright to compete, directly or indirectly, with Allright, whether with respect to customers, suppliers, employees or with regard to pricing, distribution or otherwise at any time after the date of the signing of the Merger Agreement until the Effective Time. In addition, for a period of time as set forth below, Central Parking has agreed to refrain from making any offer or proposal, or responding to any solicitation, or entering into any agreement to, operate, acquire, lease or manage any parking facility which Allright operated, owned, leased or managed, or is subject to a binding agreement (if such binding agreement was disclosed to Central Parking) to do any of the foregoing, as of the date of the Merger Agreement or the date of termination of the Merger Agreement. Central Parking also agreed not to encourage any owner, lessor, partner or customer with respect to such parking facility to terminate or otherwise adversely modify its business relationship with Allright in any matter whatsoever. In addition, for the time period set forth below, Central Parking has agreed to refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with Allright who was employed by Allright either on the date of the Merger Agreement or on the date of termination of the Merger Agreement. For the purposes above, in the event the Merger is not consummated because the condition concerning the bring-down by Allright of representations and warranties not being satisfied or the existence of a Allright material adverse effect, or upon a material breach of the Merger Agreement by Central Parking, the restrictions on Central Parking's ability to conduct the above activities shall be for a period of three years, and if the Merger is not consummated for any other reason, such restrictions shall be in effect for a period of eighteen months.


SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

The representations, warranties and covenants of each of Allright, Central Parking and Central Parking Sub made in the Merger Agreement shall survive until the first anniversary of the Closing Date (the "Indemnity Period"), except for certain representations and warranties made in connection with Allright's financial statements and certain environmental matters, which shall not survive. Generally, the representations, warranties and covenants shall not survive any termination of the Merger Agreement. The parties intended to shorten the statute of limitations and agreed that no claims or causes of action may be brought against each of AEW, Apollo, Allright, Central Parking and Central Parking Sub or any of its directors, officers, employees, affiliates, controlling persons, agents or representatives based upon, directly or indirectly, any of the representations, warranties or agreements contained in

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

the Merger Agreement after the Indemnity Period or, except as described in "-- Effect of Termination; Noncompetition," any termination of the Merger Agreement.


From and after the Closing Date, AEW and Apollo have severally agreed to indemnify and hold harmless, Central Parking, the surviving corporation and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Central Parking Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (excluding any such claims, losses or damages related to certain breaches of representations and warranties concerning Allright's financial statements and certain environmental matters) (collectively, "Central Parking Damages") asserted against or incurred by any Central Parking Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in the Merger Agreement, when made and as of the Closing Date as though such representation or warranty was made as of the Closing Date. Notwithstanding the foregoing, AEW and Apollo shall not be liable for any breaches of representations and warranties resulting in Central Parking Damages if Central Parking or its representatives had knowledge of such breaches (based on reasonable information) on the Closing Date.



The obligations of AEW and Apollo to indemnify the Central Parking Indemnitees are subject to the following limitations:



     - no indemnification shall be made by AEW or Apollo unless the aggregate amount of Central Parking Damages exceeds $4 million, and then only for the amount by which the Central Parking Damages exceed $4 million,



     - each of Apollo and AEW shall be liable for 50% of all Central Parking Damages in excess of $4 million, in the aggregate, and not exceeding $34 million, in the aggregate; provided, however, that AEW or Apollo shall not be liable for the obligations of the other; and



     - AEW and Apollo shall be obligated to indemnify the Central Parking Indemnitees only for those claims giving rise to Central Parking Damages as to which the Central Parking Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Indemnity Period.



From and after the Closing Date, Central Parking has agreed to indemnify and hold harmless the shareholders of Allright as of the Closing Date (and, in the case where such shareholders are not natural persons, their respective directors, officers, employees, affiliates, controlling persons, agents and representatives) and their permitted successors and assigns (collectively, the "Allright Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (collectively, "Allright Damages") asserted against or incurred by any Allright Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in the Merger Agreement, when made and as of the Closing Date as though such representation or warranty was made as of the Closing Date. Notwithstanding the foregoing, Central Parking shall not be liable for any breaches of representations and warranties resulting in Allright Damages if Allright had knowledge of such breaches (based on reasonable information) on the Closing Date.

The obligations of Central Parking to indemnify the Allright Indemnitees with respect to a breach of a representation or warranty contained in the Merger Agreement are subject to the following limitations:


     - no indemnification shall be made by Central Parking unless the aggregate amount of Allright Damages exceeds $4 million, and then only for the amount by which the Allright Damages exceed $4 million and do not exceed $34 million, in the aggregate; and



     - Central Parking shall be obligated to indemnify the Allright Indemnitees only for those claims giving rise to Allright Damages as to which the Allright Indemnitees have given Central Parking written notice thereof prior to the end of the Indemnity Period.



From and after the Closing Date, AEW and Apollo have agreed to indemnify and hold harmless the Central Parking Indemnitees from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (collectively, the "Environmental Damages" and, together with the Central Parking Damages, the "Damages") asserted against or incurred by any Central Parking Indemnitee solely with respect to those matters contained in the report of Law Engineering & Environmental Services, Inc., dated July 19, 1996 (the "Law Report"). The obligations of AEW and Apollo to indemnify for these environmental matters terminate upon the thirty month anniversary of the Closing Date (the "Environmental Indemnity Period"). The obligations of AEW and Apollo to indemnify the Central Parking Indemnitees for Environmental Damages are subject to the following limitations:



     - with respect to each individual property, each of Apollo and AEW shall be liable up to a maximum of 25% of all Environmental Damages (the remaining 50% shall be the sole liability and responsibility of Central Parking) described in the Law Report under the column entitled "nominal cost" for that property, and in no event shall either be liable for over $5 million, in the aggregate, for all properties, and in no event shall AEW or Apollo be liable for the obligations of the other or Central Parking;



     - AEW and Apollo shall be obligated to indemnify the Central Parking Indemnitees only for those claims giving rise to Environmental Damages as to which the Central Parking Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Environmental Indemnity Period; and



     - no indemnification shall be made by AEW or Apollo for environmental clean up costs incurred with respect to a particular property to the extent such clean up costs are not required to be incurred by the Central Parking Indemnitees by a federal, state or local governmental or regulatory agency or incurred by the Central Parking Indemnities in connection with the sale or refinancing of such property to the extent required by the buyer or the lender thereto, as the case may be.



AEW, Apollo and Central Parking have agreed, with respect to an affiliated partnership (the "Partnership"), of which an Allright subsidiary is a partner (the "Allright Partner"), that if the other partners of the Partnership shall assert the right (the "Purchase Claim") to purchase the entire interest of the Allright Partner, then Central Parking, AEW and Apollo shall jointly make determinations regarding the defense or other disposition of the Purchase Claim, including the terms of any disposition of the Allright Partner pursuant to the Purchase Claim, and shall share in any Purchase Claim Costs. Each of AEW and Apollo shall be liable for 25% of the first $4 million in Purchase Claim Costs up to a maximum obligation by each of $1 million, and Central Parking shall be liable for 50% of the first $4 million in Purchase Claim Costs and 100% of any Purchase Claim Costs beyond $4 million. "Purchase Claim Costs" includes the difference, if any, between approximately $2.3 million and the purchase price paid by such remaining partner for the entire interest of the Allright Partner, determined in accordance with the provisions of the partnership agreement of the Partnership plus any documented out-of-pocket costs of Central Parking, AEW and Apollo in responding to the Purchase Claim. Purchase Claim Costs shall not constitute Central Parking Damages for any purposes under the Merger Agreement.


MISCELLANEOUS

Amendment. The Merger Agreement and schedules may be amended by the parties, but only by an instrument or instruments in writing signed and delivered on behalf of each of the parties.


Extension; Waiver. At any time prior to the date of closing, any party to the Merger Agreement may extend the time for the performance of any of the obligations or other acts of any of the other parties, waive any inaccuracy in the representations and warranties of any of the other parties contained in the Merger Agreement, any schedule or in any document delivered pursuant to the Merger Agreement, and waive compliance with any of the agreements or conditions of any of the other parties. Any agreement by a party to any such extension or waiver shall be valid if in writing signed and delivered on behalf of such party.

                         REGISTRATION RIGHTS AGREEMENT


The following summary of the material provisions of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as an Exhibit to the Form S-4 and is incorporated to this joint proxy statement/prospectus by reference. Holders of Central Parking common stock and Allright common stock are urged to read the Registration Rights Agreement carefully. Capitalized terms used in this section but not defined in this joint proxy statement/prospectus shall have the meanings attributed to them in the Registration Rights Agreement.


GENERAL


The Boards of Central Parking and Allright discussed the fact that certain shareholders of Central Parking after the Merger would own a substantial amount of the outstanding Central Parking common stock and such shareholders may want to sell some or all of such stock. These significant shareholders included not only Apollo and AEW, but also Monroe J. Carell, Jr., The Carell Children's Trust and various other Carell family trusts and foundations which are currently Central Parking shareholders. The Central Parking Board realized that if each of these significant shareholders decided to sell a substantial amount of stock pursuant to Rule 144 of the Securities Act at approximately the same time, such sales in the open market could have a significant negative impact on the Central Parking common stock market price. The Central Parking Board concluded that it was desirable to provide a mechanism for all of its significant shareholders to dispose of their Central Parking common stock in an orderly manner that would minimize the impact on Central Parking's trading market. As a result, the parties entered into the Registration Rights Agreement, which set forth an orderly method by which each of its significant shareholders may dispose of its Central Parking common stock in accordance with the federal securities laws.



Although we have attempted to summarize the materiality and primary purpose of the Registration Rights Agreement, the many provisions of the agreement contain complex financial and legal concepts and terminology which can not be easily summarized. The following is a description of the material provisions of the Registration Rights Agreement.


REGISTRABLE SECURITIES


The securities entitled to the benefits of the Registration Rights Agreement (the "Registrable Securities") are, subject to certain exceptions and adjustments:



- the shares of Central Parking common stock issued to the holders of Allright common stock in connection with the Merger or pursuant to options or warrants to purchase Allright common stock and



- that number of shares of Central Parking common stock that, when ultimately disposed of by the Carell Holders in one or more transactions after the date of the Registration Rights Agreement, will yield gross proceeds to the Carell Holders of $250 million.


  THE INITIAL UNDERWRITING


At any time after the date that Central Parking initially publishes financial results reflecting the first thirty days of combined operations of Central Parking and Allright after consummation of the Merger, and before the date fifteen months following the publication date, the

Carell Holders, or holders of Allright common stock who receive Central Parking common stock in the Merger (the "Allright Holders" and, together with the Carell Holders, the "Holders") owning at least 80% of the Registrable Securities then owned by all the Allright Holders, shall have the right to demand Central Parking to register under the Securities Act up to the Initial Underwriting Amount (as defined below) for such Holder or Holders in an Underwritten Offering (the "Initial Underwriting"). The Initial Underwriting notice may only be given during the first nine months following the publication date if either (A) it is joined in by Allright Holders owning at least 80% of the Registrable Securities then owned by all Allright Holders or (B) the average sale price of the Central Parking common stock for all trades on the NYSE during the 30 trading day period prior to the giving of the Initial Underwriting notice is not less than $35.00 (as equitably adjusted for any stock splits, stock dividends, stock combinations or similar transactions). All Holders not initially demanding the Initial Underwriting may still participate in the Initial Underwriting by complying with certain provisions contained in the Registration Rights Agreement. All rights to demand the Initial Underwriting shall expire immediately after an Initial Underwriting notice is properly delivered to Central Parking, but shall be subject to certain reinstatement provisions contained in the Registration Rights Agreement.


The Registrable Securities to be sold in the Initial Underwriting (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in the Initial Underwriting up to but not exceeding their respective Initial Underwriting Amounts in the following order of priority:


     - AEW and Apollo (subject to pro rata reductions below) shall each be entitled to receive:



        - 50% of the first $100 million in gross proceeds (100% of such gross proceeds if only one is participating);



        - 0% of the next $50 million in gross proceeds;



        - 33 1/3% of the next $150 million in gross proceeds (66 2/3% of such gross proceeds if only one is participating);



        - 50% of the next $50 million in gross proceeds (100% if only one is participating);



     - the Carell Holders shall be entitled to receive:



        - 0% of the first $100 million in gross proceeds;



        - 100% of the next $50 million in gross proceeds;



        - 33 1/3% of the next $150 million in gross proceeds, and



        - 0% of the next $50 million in gross proceeds; and



     - any Allright Holders other than Apollo or AEW shall be entitled to receive a percentage of the gross proceeds allocated to Apollo and AEW under the Registration Rights Agreement equal to the percentage represented by the number of Registrable Securities then held by such Allright Holder divided by the number of Registrable Securities then held by all Allright Holders participating in the Initial Underwriting.



In the event that there shall be gross proceeds in excess of $350 million and Central Parking shall determine not to allocate such excess to shares of Central Parking common stock to be sold by Central Parking, the Holders shall be allocated additional Registrable Securities to be sold in proportion to their holding of all remaining Registrable Securities.


"Initial Underwriting Amount" means:



     - in the case of either Apollo or AEW, $125 million (or such lesser amount, to the extent that other Allright Holders participate in an Underwritten Offering, or AEW and Apollo elect to distribute Registrable Securities to Cheslock Bakker),



     - in the case of the Carell Holders, $100 million, and



     - in the case of any other Holders, the product of the amount of Registrable Securities received by such Holder at the Closing multiplied by a fraction, the numerator of which is the amount of Registrable Securities which must be sold to yield gross proceeds of $125 million to Apollo and the denominator of which is the amount of Registrable Securities received by Apollo at the Closing.



SHELF REGISTRATION



Central Parking has agreed to use its reasonable best efforts to promptly process, file and cause to become effective a Registration Statement on Form S-3 (the "Shelf") to cover resales of Registrable Securities, the initial filing to be made not later than 30 days before the Shelf Registration Date (as defined below) in the event that the Initial Underwriting is consummated or 30 days after the Shelf Registration Date in the event that the Initial Underwriting notice is not given or the Initial Underwriting is abandoned. Each Allright Holder which owns, on the date of the initial filing of the Shelf, Registrable Securities (each such Holder, an "Eligible Holder") shall have the right to resell such Registrable Securities under the Shelf until the date that such Eligible Holder sells all of such Registrable Securities, whether or not under the Shelf (such Holder's "Termination Date").



The Carell Holders shall have the right to resell that amount of Registrable Securities under the Shelf which has an aggregate Market Value, on the initial filing date of the Shelf, of $250 million, less the gross proceeds received by the Carell Holders in all sales of Registrable Securities before the initial filing date (excluding gross proceeds received in exempted transfers). The Carell Holders shall lose their right to sell under the Shelf once they have sold, in one or more transactions occurring after the initial filing date of the Shelf, whether under the Shelf or otherwise, at least that amount of shares of Central Parking common stock equal to the amount of Registrable Securities of the Carell Holders registered under the Shelf (the Carell Holders' "Termination Date"). Central Parking has agreed to use its reasonable best efforts to keep the Shelf continuously effective and usable for resale of Registrable Securities until all Eligible Holders lose their rights to resell Registrable Securities under the Shelf.



Central Parking has agreed to include within the method of distribution for the Shelf the possible distribution by the Allright Holders of Registrable Securities to their respective investors. An Allright Holder may distribute Registrable Securities to such investors before it receives gross proceeds from or sells Registrable Securities equal to at least its Initial Underwriting Amount, but may not transfer to its investors any registration rights granted under the Registration Rights Agreement, unless Central Parking has failed to cause the Shelf to become effective within 45 days after the Shelf Registration Date.



In the event that an Allright Holder has sold that amount of Registrable Securities equal to at least its Initial Underwriting Amount, it shall be restricted from reselling Registrable

Securities under the Shelf until the Carell Holders shall have received gross proceeds of at least $100 million in one or more sales of Registrable Securities, whether under the Shelf or otherwise.



In the event that the Carell Holders shall have received gross proceeds of at least $100 million with respect to one or more sales of Registrable Securities, whether under the Shelf or otherwise, they shall be restricted from reselling Registrable Securities under the Shelf until each of Apollo and AEW shall have received gross proceeds of at least its Initial Underwriting Amount in one or more sales of Registrable Securities, whether under the Shelf or otherwise. The foregoing restrictions shall not, however, restrict the ability of any Holder to distribute Registrable Securities to its investors.



Central Parking has the right, at any time after the Allright Holders, collectively, own less than 7% of all the Registrable Securities received by the Allright Holders in the Merger, to terminate the Shelf and promptly process and file, and use its reasonable best efforts to cause to become effective, a Registration Statement on Form S-3 (the "Second Shelf") to cover resales of all Registrable Securities then registered for resale under the Shelf, as well as other shares of Central Parking common stock, and any other securities of Central Parking, that Central Parking desires to register for resale at such time. Central Parking has agreed that it will cause the Second Shelf to remain effective at least up to the date until which Central Parking would, under the terms of the Registration Rights Agreement, be required to maintain the effectiveness of the Shelf. Central Parking has further agreed that the Holders shall not have any restrictions on their ability to resell Registrable Securities under the Second Shelf which are greater than the restrictions on their ability to resell Registrable Securities under the Shelf.



"Shelf Registration Date" means:



     - in the event that the Initial Underwriting is consummated, the date set forth in the underwriting agreement for the Initial Underwriting as the first day after the closing of the Initial Underwriting that Central Parking, Apollo, AEW and the Carell Holders will be allowed to effect open market sales of shares of Central Parking common stock without the consent of the Underwriters' representative;



     - in the event that the Initial Underwriting Notice is not given prior to the date fifteen months following the publication date, such date; or



     - in the event that the Initial Underwriting Notice is given but the Initial Underwriting is abandoned with the concurrence of Apollo, AEW and the Carell Holders, the date of such abandonment.


THE EXTRA UNDERWRITING


In the event that, either Apollo or AEW shall have failed to receive gross proceeds of at least its Initial Underwriting Amount from selling Registrable Securities or the Carell Holders shall have failed to receive gross proceeds of at least $100 million from selling Registrable Securities, each Holder who has failed to receive such amounts (provided Allright Holders owning at least 60% of the Registrable Securities then owned by all the Allright Holders agree), shall have the right, at any time commencing on the Shelf Registration Date and ending on the twelve month anniversary of the Shelf Registration Date, to demand, by written notice, Central Parking to use its reasonable best efforts to register under the Securities Act up to the Initial Underwriting Amount of such Holder or Holders, less the amount of gross proceeds received by such Holder or Holders in any sales of Registrable Securities after the Shelf Registration Date, for resale by such Holder or Holders in an Underwritten Offering (the "Extra Underwriting"). All other Holders who then shall have failed to receive gross proceeds of at least their respective Initial Underwriting Amounts, may participate in the Extra Underwriting by complying with certain provisions of the Registration Rights Agreement. All rights with respect to the Extra Underwriting shall expire immediately after an Extra Underwriting notice is properly delivered to Central Parking, but shall be subject to certain reinstatement provisions contained in the Registration Rights Agreement.



In the event that, either Apollo or AEW shall have failed to receive gross proceeds of at least its Initial Underwriting Amount from selling Registrable Securities or the Carell Holders shall have failed to receive gross proceeds of at least $100 million from selling Registrable Securities, each Holder who has failed to receive such amounts (provided Allright Holders of at least 60% of the Registrable Securities then owned by all the Allright Holders agree) shall have a right to demand, at any time commencing on the Extra Underwriting End Date, by written notice, Central Parking to use its reasonable best efforts to register under the Securities Act up to the Initial Underwriting Amount of such Holder or Holders, less the amount of gross proceeds received by, such Holder in the Initial Underwriting and the Extra Underwriting, if any, and in any other sales of Registrable Securities after the Shelf Registration Date, for resale by such Holder or Holders in an Underwritten Offering (the "Second Extra Underwriting"). All other Holders who then shall have failed to receive gross proceeds of at least their respective Initial Underwriting Amounts, may participate in the Second Extra Underwriting by complying with certain provisions of the Registration Rights Agreement. All rights, with respect to the Second Extra Underwriting, shall expire immediately after a Second Extra Underwriting notice is properly delivered to Central Parking, but shall be subject to certain reinstatement provisions contained in the Registration Rights Agreement.



If Carell Holders give the Second Extra Underwriting notice and none of the Allright Holders elect to participate in the Second Extra Underwriting, the Allright Holders shall retain their right with respect to the Second Extra Underwriting. If Allright Holders give the Second Extra Underwriting notice and none of the Carell Holders elect to participate in the Second Extra Underwriting, the Carell Holders shall retain their right with respect to the Second Extra Underwriting.



The Registrable Securities to be sold in the Extra Underwriting and Second Extra Underwriting (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in either extra underwriting up to but not exceeding their respective Initial Underwriting Amounts in the same order of priority as established for the Initial Underwriting (except that the Initial Underwriting Amount for each Holder shall be reduced to the extent such Holder sold Registrable Securities after the date of the Registration Rights Agreement and before such extra underwriting).



In the event that one or more Holders exercises its demand right, then each Eligible Holder (including the Holder or Holders exercising such demand right and regardless of whether or not such Eligible Holder elects to participate in the Extra Underwriting or Second Extra Underwriting related to such notice) may not sell any Registrable Securities under the Shelf at any time after 30 days after receiving such notice and before the Extra Underwriting End Date. The above restrictions shall not, however, restrict the ability of any Holder to distribute Registrable Securities to its investors.

INCIDENTAL REGISTRATION


If at any time Central Parking proposes to register any Central Parking common stock under the Securities Act (other than in connection with any acquisition or business combination transaction and other than in connection with stock options and employee benefit plans and compensation) either in connection with a primary offering for cash for the account of Central Parking, a secondary offering or a combined primary and secondary offering, Central Parking shall provide all Holders with the opportunity to register for resale Registrable Securities held by such Holders.


UNDERWRITER LIMITATIONS


If, in connection with an underwritten offering other than the Initial Underwriting, the Extra Underwriting or the Second Extra Underwriting, the Underwriters' representative of the offering registered thereon shall inform Central Parking in writing that in its opinion there is a maximum number of shares of Central Parking common stock that may be successfully included in such offering; then in the event such registration statement relates to an offering initiated by Central Parking for its account, Central Parking may include in such registration the number of shares it proposes to offer. If such number is less than the maximum number of shares to be included, then the number of shares of Central Parking common stock requested to be included in such registration by any person other than Central Parking may be included, pro rata in proportion to the number of shares of Central Parking common stock owned by such persons requesting to participate in such offering, to the extent available up to the maximum number of shares to be included. In the event such a registration statement is initiated by any person other than Central Parking or a Holder, such person shall have the right, in its sole discretion, to include in such registration the number of shares of Central Parking common stock it proposes to offer and, if such number is less than the maximum number, then the number of shares of Central Parking common stock requested to be included by any other person may be included pro rata in proportion to the number of shares of Central Parking common stock owned by such person, to the extent available, up to the maximum number.



Notwithstanding the foregoing, in the event that Central Parking decides to conduct an underwritten offering other than the Initial Underwriting, the Extra Underwriting and the Second Extra Underwriting, and at such time any of Apollo, AEW or the Carell Holders shall have failed to receive gross proceeds from the sale of Registrable Securities since the date of the Registration Rights Agreement at least equal to at least their respective Initial Underwriting Amounts, and if the Underwriters' representative of such underwritten offering shall inform Central Parking in writing that in its opinion there is a maximum number of shares of Central Parking common stock that may be successfully included beyond the number of shares to be sold by Central Parking, then each of the above Holders who shall have so failed to receive such gross proceeds, and all other Holders who shall have failed to sell that amount of Registrable Securities equal to their respective Initial Underwriting Amounts, may include in such registration that number of Registrable Securities which, in the opinion of the Underwriters' Representative, when sold would yield gross proceeds sufficient to bring each such Holder's gross proceeds from the sale of Registrable Securities after the date of the Registration Rights Agreement to such Holder's Initial Underwriting Amount. To the extent that the maximum number of shares to be included is insufficient to accomplish the foregoing, the Registrable Securities to be sold in such underwritten offering (including pursuant to any underwriters' overallotment option) shall be allocated among the various Holders participating in such underwritten offering up to but not exceeding their respective Initial Underwriting Amounts in the same order of priority established for the Initial Underwriting.



Any reduction of the shares of Central Parking common stock requested to be included in any Registration Statement pursuant to the Registration Rights Agreement shall be limited to the extent such reduction would place Central Parking in breach of any of its contractual obligations existing as of the date of the Registration Rights Agreement.



CENTRAL PARKING LIMITATIONS



Central Parking has agreed that, until the earlier to occur of the Extra Underwriting End Date and the Initial Liquidity Date, it will not:



     - sell any shares of Central Parking common stock other than pursuant to the Merger Agreement, in qualified mergers, acquisitions and purchases, upon exercise of options or conversion of outstanding securities or options granted in the ordinary course of business;



     - permit any underwritten offering, not for the account of Central Parking, involving the sale of shares of Central Parking common stock other than the Initial Underwriting, the Extra Underwriting, the shelf registration statement filed by Central Parking on Form S-3 on June 1, 1998, as such registration statement may be amended from time to time, and any underwritten offering required by the Kinney Registration Rights (as defined below);



     - grant to any Holder, registration rights not provided for in the Registration Rights Agreement, or waive any conditions in the Registration Rights Agreement with respect to any Holder, without waiving such conditions with respect to all other Holders;



     - otherwise facilitate a sale by any person with the Holders of shares of Central Parking common stock;



     - grant registration rights to any person which would permit such person to participate in the Initial Underwriting, the Shelf or the Extra Underwriting, or to have such person's shares of Central Parking common stock registered for resale, prior to the Initial Liquidity Date; or



     - grant to any person registration rights that contemplate Underwritten Offerings which preclude the exercise of the customary "piggyback" rights granted to certain Holders under the Registration Rights Agreement.



Furthermore, during the period of time beginning on the date of the Registration Rights Agreement and ending on the Shelf Registration Date, or, in the event that the underwriters' representative of the Initial Underwriting provides Central Parking with its written consent to a plan by Central Parking to conduct an offering (collectively, "Offerings"), of preferred stock or convertible securities during the Lockout Period (as defined below) related to the Initial Underwriting, ending on the closing of the Initial Underwriting, Central Parking may not sell any shares of preferred stock or convertible securities. During the period of time beginning on the day after the Shelf Registration Date and ending on the earlier to occur of the Extra Underwriting End Date and the Initial Liquidity Date, Central Parking may not sell shares of preferred stock and/or convertible securities if, after consummation of such sale, the aggregate market value of the preferred stock and/or convertible securities outstanding (as calculated on the day such transaction is completed) is greater than the lesser of (A) 20% of the aggregate market value of certain Central Parking debt and equity, and (B) 50% of the market value (calculated as of the day such transaction is completed) of the outstanding shares of Central Parking common stock held by any shareholders of Central Parking other than the Carell Holders, directors and executive officers of Central Parking, and all other shareholders of Central Parking who then beneficially own at least 5% of the outstanding shares of Central Parking common stock. All Holders who shall have then failed to receive gross proceeds of at least their respective Initial Underwriting Amounts, or to sell that amount of Registrable Securities equal to at least their respective Initial Underwriting Amounts, may participate in such Offering by complying with certain provisions of the Registration Rights Agreement.



In the event that one or more Holders elects to participate in an Offering, Central Parking has agreed to include the offering of Registrable Securities by such Holders in any "roadshow" marketing efforts conducted by Central Parking in connection with such Offering. In the event, and only in the event, that a Holder sells Registrable Securities in such an Offering, such Holder shall be subject to restrictions on its ability to sell shares of Central Parking common stock, to the extent that the underwriters' representative, or, in the event such an Offering is not conducted on a "firm commitment" underwritten basis, the substantial equivalent of an underwriters' representative (the "Lead Purchaser"), asks participating sellers to refrain from selling shares of Central Parking common stock during a Lockout Period.



In the event that Holders participate in an Offering of Convertible Securities or Preferred Stock, then the Extra Underwriting Notice Period shall be deemed not to continue to run during that period of time beginning on the first date that a Holder or Holders notifies Central Parking of its or their desire to participate in such Offering, and ending on the date that the Underwriters' representative or the Lead Purchaser of such Offering selects as the first day that the participating sellers may sell shares of Central Parking common stock after the closing of such Offering, or, in the event that such Offering is not consummated, on the date such Offering is abandoned (an "Offering End Date"). Such extension of the Extra Underwriting Notice Period shall only be deemed to occur, however, in the event that an Offering End Date occurs before the Initial Liquidity Date. Participation in an Offering of Convertible Securities or Preferred Stock by one or more Holders shall not be deemed to be an exercise of a demand right or a right to demand the Initial Underwriting.



"Extra Underwriting End Date" means (A) in the event that the Extra Underwriting is consummated, the date set forth in the underwriting agreement for the Extra Underwriting as the first day after the closing of the Extra Underwriting that Central Parking, Apollo, AEW and the Carell Holders will be allowed to effect open market sales of shares of Central Parking common stock without the consent of the Underwriters' Representative, (B) in the event that the Extra Underwriting Notice is not given prior to the date one year following the Shelf Registration Date, such date or (C) in the event that the Extra Underwriting Notice is given but the Extra Underwriting is abandoned with the concurrence of Apollo, AEW and the Carell Holders, the date of such abandonment.


"Kinney Registration Rights" means the registration rights provided for in the registration rights agreement, dated February 12, 1998, by and among Central Parking, Lewis Katz and Saul Schwartz (the "Kinney Holders").

PRICING DETERMINATIONS



The Carell Holders and representatives of the Allright Holders electing to participate in the Initial Underwriting and/or the Extra Underwriting (such representatives to be selected by Allright Holders owning a majority of the Registrable Securities being offered by the Allright Holders for resale in such Underwritten Offering), shall mutually determine the offering price per share and underwriting discounts that shall apply in the Initial Underwriting and the Extra Underwriting. Any Holder may withdraw its Registrable Securities from such Underwritten Offering should it be dissatisfied with the proposed offering price per share or underwriting discount, and any non-withdrawing Holders may include additional Registrable Securities in such Underwritten Offering to replace shares withdrawn by another Holder. In the event that Central Parking refuses to execute the underwriting agreement related to the Initial Underwriting, the Extra Underwriting or the Second Extra Underwriting, and subsequently such underwriting is abandoned, then all rights to demand the Initial Underwriting, the Extra Underwriting or the Second Extra Underwriting, as the case may be, shall be restored, and the applicable notice period shall be reinstated for that amount of days equal to the difference between (x) the amount of days comprising such period, less (y) the amount of days that lapsed in such period before such notice was delivered to Central Parking.


KINNEY REGISTRATION RIGHTS


The registration rights granted under the Registration Rights Agreement are subordinate to the Kinney Registration Rights. In the event that the Kinney Holders exercise a "demand" Kinney Registration Right during the Extra Underwriting notice period and before the Extra Underwriting notice is properly delivered to Central Parking, or during the Initial Underwriting notice period and before Central Parking receives a demand for the Initial Underwriting, then the applicable notice period shall be deemed not to continue to run during that period of time beginning on the date a "demand" Kinney Registration Right is exercised and ending on the date that the underwriters' representative of the underwritten offering related to such exercise selects as the first day that Central Parking and the Kinney Holders may sell shares of Central Parking common stock after the closing of such underwritten offering, or, in the event that such underwritten offering is not consummated, on the date such underwritten offering is abandoned (a "Kinney Offering End Date"). Such extension of the Extra Underwriting Notice Period or the Initial Underwriting Notice Period shall only be deemed to occur, however, in the event that a Kinney Offering End Date occurs before the Initial Liquidity Date.



BLACKOUT PERIODS



Central Parking shall be entitled to elect that a registration statement not be usable, for a reasonable period of time, but not in excess of 30 days, with respect to a registration statement relating to the Initial Underwriting, or 90 days, with respect to a registration statement related to any other sale of Registrable Securities (a "Blackout Period"), if Central Parking determines in good faith that the registration and distribution of Registrable Securities (or the use of the registration statement or related prospectus) would interfere with any pending material financing, acquisition, corporate reorganization or any other material corporate development involving Central Parking. The Registration Rights Agreement provides that the aggregate number of days included in all Blackout Periods, when taken together with any lockout periods and suspension periods, during any consecutive 12 months after the publication date shall not exceed 90 days (or such longer period of time, to the extent that the

Underwriters' Representative of the Initial Underwriting requests a lockout period for Central Parking and the Holders of longer than 90 days after the Initial Underwriting).



"Suspension Period" means a period of time in which Holders are not allowed to effect sales of Registrable Securities by delivering a prospectus included in a registration statement which is required to be delivered by such Holder under the Securities Act in connection with such sales, because Central Parking has become aware that such prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing. Central Parking has agreed to use its reasonable best efforts to ensure that no suspension period exceeds 30 days.


SELECTION OF UNDERWRITERS


Subject to the right of Central Parking, the Carell Holders and representatives of the Allright Holders to jointly determine otherwise, (A) Bear Stearns & Co. Inc. shall be the lead-managing underwriter of the Initial Underwriting and the Extra Underwriting, shall manage the "book" related to such underwritten offerings, and shall be the Underwriters' representative of such underwritten offerings and (B) NationsBanc Montgomery Securities LLC and J.C. Bradford & Co. shall each be a co-managing underwriter with respect to such underwritten offerings.


HOLDBACK AGREEMENT


If so requested by the Underwriters' representative in connection with an offering of shares of Central Parking common stock covered by a registration statement filed by Central Parking, the Holders participating in such underwritten offering, and all other Holders who are Affiliates of Central Parking at the time of such underwritten offering, shall agree not to effect any sale or distribution (excluding distributions to their respective investors) of the Registrable Securities other than pursuant to such underwritten offering, including a sale pursuant to Rule 144, without the prior written consent of the Underwriters' representative (which if given to any such Holder shall be deemed to be given to all such Holders), during the 7-day period prior to, and during the 90-day period beginning on, the date such registration statement or amendment to such registration statement is declared effective under the Securities Act by the Commission or, with respect to the Initial Underwriting, for a longer period of time if so requested by the underwriters' representative of the Initial Underwriting (any such period, a "Lockout Period"). The Holders shall not be subject to Lockout Periods, when taken together with any Blackout Periods and Suspension Periods, during any consecutive 12 months after the Publication Date in excess of 90 days (or such longer period of time, to the extent that the Underwriters' representative of the Initial Underwriting requests a Lockout Period for Central Parking and the Holders of longer than 90 days after the Initial Underwriting). A Holder shall no longer be subject to such restrictions following such Holder's Termination Date.



If so requested by the underwriters' representative in connection with an underwritten offering of any Registrable Securities, Central Parking shall also agree not to effect any sale or distribution of shares of Central Parking common stock without the prior written consent of the Underwriters' representative (other than in connection with any acquisition or business combination transaction and other than in connection with stock options and employee benefit plans and compensation) during the 7-day period prior to, and during the 90-day period beginning on, the date the registration statement or amendment to a registration statement relating to such underwritten offering is declared effective under the Securities Act by the Commission or, with respect to the Initial Underwriting, for a longer period of time if so requested by the underwriters' representative of Initial Underwriting, and shall use its reasonable best efforts to obtain and enforce similar agreements from any other persons if requested by the Underwriters' representative.

REGISTRATION PROCEDURES

The Registration Rights Agreement requires Central Parking to comply with customary registration procedures when satisfying its obligations thereunder to facilitate the resale of Registrable Securities by the Holders.

REGISTRATION EXPENSES


With respect to the Initial Underwriting, the Extra Underwriting, and the Second Extra Underwriting but not any other underwritten offering in which they may participate, the Holders participating as sellers shall, on a pro-rata basis based on the amount of Registrable Securities sold by each seller in such underwritten offering, pay all expenses incident to the performance of or compliance by Central Parking with its registration obligations under the Registration Rights Agreement incurred in connection with the Registrable Securities sold by such Holders. Each such Holder will also be responsible for the payment of its own underwriting discounts, commissions and transfer taxes, if any, relating to the sale or disposition of such Registrable Securities and any of its own expenses, including the fees and expenses of any counsel retained by it.


INDEMNIFICATION; CONTRIBUTION

The Registration Rights Agreement contains indemnification and contribution obligations for both the Holders and Central Parking which are customary for transactions of a similar nature.

PLEDGES OF REGISTRABLE SECURITIES


The Registration Rights Agreement provides that none of its provisions shall be construed in any manner as to restrict the ability of any Holder to pledge all or any portion of the Registrable Securities owned by such Holder, including the registration rights related to such Registrable Securities, to any lender. In the event that one or more pledgees succeed to all or a portion of the shares of Central Parking common stock, and the registration rights related to such shares, formerly owned by a Holder, such registration rights may only be exercised if the then holders of a majority of such shares agree to exercise such right. Accordingly, with respect to the exercise of any of the registration rights granted under the Registration Rights Agreement, the original Holder of Registrable Securities, and all pledgees of such Holder's Registrable Securities, shall be deemed to be, collectively, one Holder. No holder of any such shares of Central Parking common stock, however, whether a Holder or a pledgee, shall be under any obligation to sell, transfer or register any of the shares of Central Parking common stock it then owns in the event that a majority of such holders elects to exercise any registration right granted under the Registration Rights Agreement.

                            OTHER RELATED AGREEMENTS


The following summary of the material provisions of the Transaction Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreements, forms of which have been filed as Exhibits to the Form S-4 and are incorporated herein by reference. Holders of Central Parking Common Stock and Allright Common Stock are urged to read the form of these agreements carefully. Capitalized terms used under the heading
"-- Transaction Support Agreements" but not defined in this joint proxy statement/prospectus shall have the meanings attributed to them in the Transaction Support Agreements. In addition, the following summary of the expected material provisions of the Noncompetition Agreement does not purport to be complete.


TRANSACTION SUPPORT AGREEMENTS


The primary purpose of the Transaction Support Agreements is to ensure that significant holders of both Allright common stock and Central Parking common stock will vote in favor of the Merger. Significant holders of Allright common stock entered into these agreements with Central Parking and Central Parking Sub. Significant holders of Central Parking common stock entered into these agreements with Allright, Apollo and AEW. The following is a more detailed explanation of the material provisions of the Transaction Support Agreements, as well as a description of the significant holders who entered into such agreements.



Central Parking, Monroe J. Carell, Jr., personally and on behalf of the Monroe Carell, Jr. Foundation, the Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust and the Monroe Carell, Jr. 1995 Grantor Retained Annuity Trust (such foundations and trusts, collectively, the "Trusts"), and the Carell Children's Trust c/o Equitable Trust Company (the "Carell Children's Trust") have entered into transaction support agreements with Allright, Apollo, and AEW, each dated September 21, 1998. Monroe J. Carell, Jr. and the Trusts collectively own approximately 36.5% of the outstanding shares of Central Parking common stock, and the Carell Children's Trust owns approximately 24.2% of the outstanding shares of Central Parking common stock. These holders have each agreed, among other things,



     - to vote their Central Parking common stock in favor of the Merger, the Merger Agreement, the issuance of shares of Central Parking common stock in connection with the Merger, and any consent solicited with respect to the Merger,



     - to appear, in person or by proxy, at all meetings of shareholders of Central Parking called to vote on the Merger, the Merger Agreement and the issuance of stock, and at any adjournment thereof, for the purpose of obtaining a quorum,



     - not to vote their Central Parking common stock in a manner which would prevent or delay the consummation of the Merger and



     - to take certain other action, if required, in order for the Merger to qualify as a pooling of interests under APB 16.



Central Parking has agreed to take any action required on its part to permit compliance with the obligations set forth in the Central Parking Voting Support Agreements. The Central Parking Voting Support Agreements do not prohibit Monroe
J. Carell, Jr. from acting in accordance with his fiduciary duties as an officer or director of Central Parking. Monroe J. Carell, Jr. has also agreed to request a special meeting of Central Parking's shareholders to vote on the Merger in the event that Central Parking or its board of directors does not call a shareholders' meeting for the purpose of approving the Merger.


Allright, Gregory P. Shay, Timothy L. Grady and CBA Mortgage Partners, L.P. ("CBA"), have entered into transaction support agreements with Central Parking and Central Parking Sub, each dated September 21, 1998. Gregory P. Shay holds 3,835.75 shares (4.5%) of Allright common stock, and Timothy L. Grady holds 370 shares (0.4%) of Allright common stock, in each case assuming exercise of all options expected to be vested upon closing. CBA is the record and beneficial holder of 1,177 shares (1.4%) of Allright common stock (through $0.01 exercise price warrants, which are currently exercisable). These holders have each agreed, among other things,



     - to vote the Allright common stock they beneficially own in favor of the Merger, the Merger Agreement and any consent solicited with respect to the Merger,



     - to appear, in person or by proxy, at all meetings of shareholders of Allright called to vote on the Merger, the Merger Agreement, and at any adjournment thereof, for the purpose of obtaining a quorum, and



     - not to vote the Allright common stock in a manner which would prevent or delay the consummation of the Merger.



These agreements do not prohibit Mr. Shay from acting in accordance with his fiduciary duties as a director of Allright. See "Principal Shareholders of Allright."


NONCOMPETITION AGREEMENT


At the Effective Time, AEW, Apollo and certain other entities will enter into the Noncompetition Agreement. Under this agreement, these parties will agree that they will not, subject to certain exceptions, own a controlling interest in, manage, or control any business or person competing with Central Parking and/or its subsidiaries anywhere in the world. Subject to certain exceptions, these restrictions shall expire six months after a party's designee no longer serves on Central Parking's Board.



Subject to certain exceptions, the parties to the Noncompetition Agreement will agree to refrain from using the names "Allright", "Edison", "National", "Central Parking" or "Central" or any derivation thereof. In addition, for a period of up to 18 months, the Bound Parties will agree to refrain from soliciting employees of Central Parking for employment in the management or operation of any competing business, subject to customary exceptions.

                        CENTRAL PARKING SPECIAL MEETING

THE MEETING


The Central Parking special meeting will be held on February 17, 1999, at 11:00 a.m. (Central Standard Time) at Central Parking's headquarters, 2401 21st Avenue South, Third Floor, Nashville, Tennessee.


PURPOSE OF THE MEETING


At the Central Parking special meeting the shareholders of Central Parking will be asked to vote on the following matters:


     - The approval of the Merger Proposal;


     - To amend the Central Parking Charter to increase the number of authorized shares of Central Parking common stock from 50 million to 100 million for the reasons set forth below; and



     - Such other business as may properly come before the Central Parking special meeting or any adjournment or postponement thereof.


INCREASE IN THE AUTHORIZED SHARES OF COMMON STOCK


The Central Parking Board has unanimously approved and directed that the shareholders consider an amendment to Article VIII (1) of the Central Parking Charter. The amendment to Article VIII (1) would increase the number of authorized shares of Central Parking's common stock from 50 million to 100 million. If this proposal is approved by the shareholders at the Central Parking special meeting, the amendments to Article VIII (1) will become effective upon the filing of a Certificate with the Secretary of State of Tennessee, which filing is expected to take place shortly after the Central Parking special meeting. The Central Parking Board believes that the amendment is in the best interests of Central Parking and recommends that all of its shareholders vote to adopt the Charter Amendment Proposal. The approval of the Charter Amendment Proposal is not required for the approval of the Merger Proposal.



The rights of the holders of Central Parking common stock under the Central Parking Charter would remain unchanged. Article VIII (1) of the Central Parking Charter, as further amended by the proposed amendment, is set forth below:


                                      VIII


        1. The maximum number of shares which the Corporation shall have the authority to issue is one hundred million (100,000,000) shares of common stock, having a par value of $0.01 per share, which shares shall not be subject to any preemptive rights, and one million (1,000,000) shares of preferred stock having a par value of $0.01 per share.



As of December 24, 1998, there were 29,579,628 shares of Central Parking common stock issued and outstanding. In addition, 944,901 shares of Central Parking common stock remain reserved for issuance under Central Parking's Restricted Stock Plan and Central Parking's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel; 342,568 shares remain reserved for issuance under Central Parking's 1996 Employee Stock Purchase Plan; 89,500 shares remain reserved for issuance under Central Parking's 1995 Nonqualified Stock

Option Plan for Directors; and 337,698 shares are reserved for issuance under Central Parking's Deferred Stock Unit Plan. Accordingly, at December 24, 1998 and assuming the issuance of an estimated 7.6 million shares pursuant to the Merger, a balance of 10,055,882 authorized shares of Central Parking's common stock would be available for future use.



The Central Parking Board considers the proposed increase in the number of authorized shares of Central Parking common stock desirable because it would give Central Parking the necessary flexibility to issue Central Parking common stock in connection with mergers and acquisitions, equity financings, stock dividends and splits, benefit plans, and for other general corporate purposes. These future issuances would be at the discretion of the Central Parking Board without the expense and delay incidental to obtaining shareholder approval, except as may be required by applicable law or by the rules of any stock exchange on which Central Parking's securities may then be listed. For example, the NYSE, on which the Central Parking common stock is listed, currently requires shareholder approval as a prerequisite to listing shares in several instances, including in connection with acquisitions where the present or potential issuance of shares could result in an increase in the number of shares of Central Parking common stock outstanding by 20% or more. Holders of Central Parking common stock have no preemptive rights to subscribe to any additional securities of any class that Central Parking may issue.



The authorized but unissued shares of Central Parking common stock could be used by incumbent management to make more difficult a change in control of Central Parking. Under certain circumstances such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of Central Parking. For example, such shares could be privately placed with purchasers who might side with the Central Parking Board in opposing a hostile takeover bid.



The amendment could also have the effect of discouraging an attempt by another person or entity, through the acquisition of a substantial number of shares of Central Parking's common stock, to acquire control of Central Parking with a view to imposing a merger, sale of all or any part of Central Parking's assets or a similar transaction that may or may not be in the best interest of all of the shareholders, because the issuance of new shares could be used to dilute the stock ownership of a person or entity seeking to obtain control of Central Parking. The amendment to the Central Parking Charter is not being proposed in response to any effort known by management to acquire control of Central Parking. At the date of this joint proxy statement/prospectus, Central Parking has no plans, arrangements or understandings with respect to the issuance of the shares of Central Parking Common Stock to be authorized. However, Central Parking regularly considers equity offerings and acquisitions involving the issuance of Central Parking common stock.


VOTING


Shareholders of record as of January 11, 1999 will be entitled to vote at the Central Parking special meeting. At the close of business on that day, there
were outstanding        shares of Central Parking common stock, of which Central
Parking's officers, directors and principal shareholders owned an aggregate of
       of such shares (or approximately      % of the outstanding shares on
               , 1998) and have indicated that they intend to vote such shares in favor of the Merger. Each share of Central Parking common stock is entitled to one vote, which may be given in person or by proxy authorized in writing.

To vote by proxy, a Central Parking shareholder should complete, sign, date and return the enclosed proxy to the Secretary of Central Parking. The Central Parking Board urges you to complete the proxy card whether or not you plan to attend the Central Parking special meeting. If you attend the Central Parking special meeting in person, you may, if you wish, vote in person on all matters brought before the Central Parking special meeting even if you have previously delivered your proxy. Any Central Parking shareholder who has given a proxy may revoke it at any time prior to exercise by filing an instrument revoking it with the Secretary of Central Parking, by duly executing a proxy bearing a later date, or by attending the Central Parking special meeting and voting in person. The mere presence at the Central Parking special meeting of a Central Parking shareholder who has appointed a proxy will not revoke the appointment.



The affirmative vote of the majority of shares of Central Parking common stock entitled to be cast at the Central Parking special meeting is required to approve the Merger Proposal and the Charter Amendment Proposal. Holders of a majority of Central Parking common stock sufficient to approve the Merger Proposal have previously agreed that they will vote their shares at Central Parking common stock in favor of the Merger Proposal. Therefore, there will be a quorum at the Central Parking special meeting and sufficient votes cast for approval and adoption of the Merger Proposal to ensure its passage without the vote of any other Central Parking shareholder. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions as to a particular proposal will be treated as voted for the purpose of determining whether the proposal is approved or rejected and will have the same effect as a vote against that proposal, while proxies that reflect broker non-votes will not be counted as votes cast for determining the outcome of the proposal.

                            ALLRIGHT SPECIAL MEETING

THE MEETING


The Allright special meeting will be held on February   , 1999, at      a.m.
(Central Standard Time) at Allright Corporation's headquarters, 1313 Main Street, Houston, Texas 77002.


PURPOSE OF THE MEETING


At the Allright special meeting, the shareholders of Allright will be asked to vote on the following matters:


     - The adoption of the Merger Agreement; and


     - Such other business as may properly come before the Allright special meeting or any adjournment or postponement thereof.


VOTING


Shareholders of record as of January , 1999 will be entitled to vote at the Allright special meeting. At the close of business on that day, there were
outstanding           shares of Allright common stock, each of which entitles
the registered holder thereof to one vote, which may be given in person or by proxy authorized in writing.



The affirmative vote of the majority of shares of Allright common stock outstanding at the Allright special meeting is required to adopt the Merger Agreement. A majority of holders of Allright common stock sufficient to adopt the Merger Agreement have previously agreed that they will vote their shares of Allright common stock in favor of the Merger Agreement. Abstentions will be counted for purposes of determining the presence or absence of a quorum. Proxies that reflect abstentions will be treated as voted for the purpose of determining whether the proposal is adopted or rejected and will have the same effect as a vote against that proposal.


To vote by proxy, a shareholder should complete, sign, date and return the enclosed proxy to the Secretary of Allright, c/o the Secretary of Allright Corporation. The Allright Board urges you to complete the proxy card whether or not you plan to attend the meeting. If you attend the meeting in person, you may, if you wish, vote in person on all matters brought before the meeting even if you have previously delivered your proxy. Any shareholder who has given a proxy may revoke it at any time prior to exercise by filing an instrument revoking it with the Secretary of Allright, c/o the Secretary of Allright Corporation, by duly executing a proxy bearing a later date, or by attending the meeting and voting in person. The mere presence at the meeting of a shareholder who has appointed a proxy will not revoke the appointment.

                         DESCRIPTION OF CENTRAL PARKING

GENERAL

Central Parking is a leading provider of parking services operating, as of September 30, 1998, 2,440 parking facilities containing approximately 1,023,000 spaces in 35 states, the District of Columbia, Canada, Chile, Puerto Rico, the United Kingdom, the Republic of Ireland, Spain, Germany, Mexico, and Malaysia. Central Parking has a business development office in Amsterdam.

Central Parking provides parking management services at multi-level parking facilities and surface lots. It also provides parking consulting, shuttle, valet, parking meter enforcement, and billing and collection services. Central Parking operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of September 30, 1998, Central Parking operated 1,302 parking facilities under management contracts and 1,071 parking facilities under leases, and owned, either independently or through joint ventures, 67 parking facilities.

INDUSTRY

The International Parking Institute estimates that there are 35,000 parking facilities in the United States, which generate approximately $26.0 billion of annual revenue, which is divided evenly between commercial and governmental operators. The commercial parking services business is very fragmented, consisting of a few national companies and approximately 1,000 small privately-held local and regional operators. Central Parking believes that it has the opportunity to consolidate portions of this fragmented, localized industry by using its competitive advantages with regard to scale, financial strength, technology, controls, and professionalism, all of which are becoming increasingly important in the parking services business. For the same reasons, Central Parking believes that it is well-positioned to be selected by municipal and other governmental entities to operate their parking facilities and provide parking-related services as such entities move toward outsourcing and privatization.


During the 1980's, the high level of construction activity in the United States resulted in a significant increase in the number of parking facilities. Since that time, as construction activity has slowed, growth of certain parking service companies, including Central Parking, has been a result of take-aways from other parking companies. New construction and acquisition of additional facilities are essential to growth for parking service companies because of the limitations on growth in revenues of existing operations. Although some growth in revenues from existing operations is possible through redesign, increased operational efficiency, or increased facility use and prices, such growth is ultimately limited by the size of a facility and market conditions.


Management believes that most commercial real estate developers and property owners view services such as parking as potential profit centers rather than cost centers. These parties outsource parking operations to parking management companies in an effort to maximize profits and cash flow. Parking management companies can increase profits, benefitting both the owners and themselves by using managerial skills and experience, operating systems, and operating controls unique to the parking industry.

Privatization of government parking operations and facilities provides new opportunities for the parking industry. Industry estimates suggest that as much as 50% of the revenues generated by the United States parking industry is generated by facilities operated by municipalities and other governmental entities. Cities and municipal authorities are beginning to retain private firms to operate facilities and provide parking-related services in an effort to reduce operating budgets and increase efficiency. Privatization in the United Kingdom has already provided significant expansion opportunities for private parking companies. In the United States, several cities have awarded or are considering awarding on-street parking enforcement and parking meter service contracts to for-profit parking companies such as Central Parking. For example, Central Parking has recently been awarded contracts for collection of parking meter revenues in Miami Beach, Florida and parking meter enforcement in Charlotte, North Carolina and Richmond, Virginia.

GROWTH STRATEGY

Central Parking plans to continue to add facilities to its operations by focusing its marketing efforts on adding facilities at the local level, targeting real estate asset managers and developers with a national presence, pursuing strategic acquisitions of other parking service operators, and expanding its international operations. Set forth below are the key elements of Central Parking's growth strategy.


        Increase Market Presence. Central Parking continually seeks to establish and increase its operations in new and existing markets through take-aways of competitors' contracts, obtaining new management and lease contracts, entering into joint venture arrangements, and purchases of parking facilities. Through emphasizing marketing at the local level and establishing relationships with large-scale national asset managers and developers, Central Parking expects to continue to expand its base of operations. Management believes that Central Parking's relative size, financial strength and systems, and automation capabilities give it a competitive advantage in winning new business and make it an attractive partner for joint venture and other opportunities. In addition, Central Parking believes that its unique performance-based compensation system, which is designed to reward managers for increasing the profitability of their respective area of responsibility, has been a key contributor to Central Parking's growth.



        Pursue Strategic Acquisitions. Central Parking intends to continue to pursue acquisition opportunities. Central Parking believes that many of its smaller competitors have limited access to capital or do not have the systems or economies of scale to compete effectively. Central Parking's acquisition strategy is to focus on opportunities that enable Central Parking to become a stronger, more efficient provider in selected markets, generate significant economies of scale and cost savings and increase cash flow. Cost savings typically result from the elimination of duplicative management functions as well as from efficiencies resulting from implementing Central Parking's systems and professional management techniques and development. Central Parking has a senior vice president dedicated exclusively to acquisitions and development. During calendar year 1997, Central Parking acquired Square (January 1997) in New York, Car Park (May 1997) in San Francisco, and Diplomat (October 1997) in Washington, D.C. During calendar 1998, Central Parking acquired Kinney (February 1998); which operated 403 parking facilities primarily in New York, Boston, Philadelphia, and Washington, D.C.; Turner (April 1998), which operated 34 parking facilities in Texas, Florida, California, Georgia and Washington, D.C.; and Sterling (July 1998), which operates parking facilities in Georgia, Florida, Virginia, California and Kentucky. In addition, Central Parking purchased the remaining 50% interest in CPS-Louisiana (March 1998), which operates parking facilities in Louisiana.

        Expand International Operations. Management believes that there are significant international growth opportunities, particularly for well-capitalized companies that are interested in making significant investments in parking equipment and construction, either independently or with foreign partners. Central Parking typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities, both of which allow Central Parking to enter foreign markets with reduced operating and investment risk. Since 1991, Central Parking has established operations in the United Kingdom, Germany, Mexico, Malaysia, Canada, Spain and the Republic of Ireland. Central Parking believes there are significant expansion opportunities in these countries as well as other countries.


OPERATING STRATEGY

Central Parking's primary objective is to increase the revenues and profitability of its parking facilities through a variety of operating strategies including the following:


        Maintain Strict Cost Management and Cash Control. In order to provide competitively priced services, Central Parking must contain costs. Managers are trained to analyze staffing and cost control issues, and each facility is carefully tracked on a monthly basis to determine whether financial results are within budgeted ranges. Because of the substantial performance-based component of their compensation, managers are continuously motivated to contain the costs of their operations. Strict cash control is also critical to Central Parking and its clients. Central Parking's cash control procedures are based on a ticketing system supervised by high level managers and include on-site spot checks, multiple daily cash deposits, local audit functions, managerial oversight and review, and internal audit procedures. It is Central Parking's policy that all tickets and gate counts are reconciled daily against cash collected. Management believes its cash control procedures are effective in minimizing the loss of revenues at parking facilities.



        Emphasize Sales and Marketing Efforts. Central Parking's management is actively involved in developing and maintaining business relationships and in exploring opportunities for growth. A cornerstone of Central Parking's culture is its incentive compensation system which rewards managers who are able to develop new business. Central Parking's marketing efforts are designed to expand its operations by developing lasting relationships with major real estate developers and asset managers, business and government leaders, and other clients. Central Parking encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.



        Leverage Established Market Presence and Corporate
     Infrastructure. Central Parking has an established presence in multiple markets, representing platforms from which it can build. Because of the relatively fixed nature of corporate overhead and the resources that can be shared in specific markets, Central Parking has the opportunity to expand its profit margins as it grows its presence in established markets. Central Parking has consistently reduced general and administrative expenses, excluding goodwill amortization, as a percentage of total revenues. General and administrative expenses, excluding goodwill amortization, as a percentage of total revenues were 12.3%, 10.2% and 8.8%, in fiscal 1996, 1997, and 1998, respectively.

        Empower Local Managers; Provide Corporate Support. Central Parking has achieved what management believes is a successful balance between centralized and decentralized management. Because its business is dependent, to some extent, on personal relationships, Central Parking provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands. In conjunction with this local operational authority, Central Parking provides, through its corporate office, services that typically are not readily available to independent operators such as management support, marketing and business expertise, training, and financial and information systems. Central Parking retains centralized control over those functions necessary to monitor service quality and cash control integrity and to maximize operational efficiency. Services performed at the corporate level include billing, quality improvement oversight, financial and accounting functions, policy and procedure development, systems design, and corporate acquisitions and development.

        Utilize Performance-Based Compensation. Central Parking's performance-based compensation system rewards managers at the general manager level and above for the profitability of their respective areas of responsibility. Each person participating in the incentive program generally receives a substantial portion of his or her compensation from this performance-based compensation system. Incentive compensation payments typically range from 20% to 80% of total compensation.


        Maintain Well-Defined Professional Management Organization. In order to ensure professionalism and consistency in Central Parking's operations, to provide a career path opportunity for its managers, and to achieve a balance between autonomy and accountability, Central Parking has established a highly structured management organization. Organized into six levels, Central Parking has a total of 400 managers and hires approximately 50 per year.



        Central Parking recruits primarily college graduates or people with previous parking services or hospitality industry experience, and requires that they complete a formal training program. Management believes that Central Parking's management training program is a significant factor in Central Parking's success. New managers in Central Parking's management trainee program are assigned to a particular facility where they are supervised as they manage one to five employees. The management trainee program lasts approximately one year and teaches a wide variety of skills, including organizational skills, basic management techniques, and basic accounting. Upon successful completion of the program, management trainees are promoted to facility manager in charge of a particular parking facility. As facility managers, they report up through a hierarchical structure of managers. As managers develop and gain experience, they have the opportunity to assume expanded responsibility, to be promoted to higher management levels and to increase the performance-based component of their compensation. This well-defined structure provides a career path that is designed to be an attractive opportunity for prospective new hires. In addition, management believes the well-planned training and advancement program has enabled Central Parking to instill a high level of professionalism in its employees. A final important benefit of Central Parking's organizational structure is that it has allowed Central Parking to balance localized autonomy with accountability and centralized support and control.



        Automate Facilities. Management believes that Central Parking's application of sophisticated technology to its operations represents a competitive advantage over smaller operators with more limited resources. Central Parking has implemented computerized card tracking and accounting systems in certain of its facilities and is experimenting with a variety of automated settlement systems. Central Parking expects that these technology initiatives will enhance revenue by increasing the efficiency and accuracy of payment collections, reduce labor costs, and minimize lost revenue at parking facilities.


        Strategically Expand Service Offerings. Central Parking provides services that are complementary to parking facility management, with a particular emphasis on consulting services. Other ancillary services include parking meter enforcement services, on-street parking services, car pooling coordination, shuttle van services, and transportation management. These ancillary services do not constitute a significant portion of Central Parking's revenues, but management believes that the provision of ancillary services can be important in obtaining new business and preparing Central Parking for future changes in the parking industry.



        Focus on Retention of Patrons. In order for Central Parking to succeed, its parking patrons must have a positive experience at Central Parking facilities. Accordingly, Central Parking stresses the importance of having well lighted, clean facilities and cordial employees. Each facility manager has primary responsibility for the environment at the facility, and is evaluated on his or her ability to retain parking patrons. Central Parking also monitors customer satisfaction through customer surveys and "mystery parker" programs.


        Maintain Disciplined Facility Site Selection Analysis. In existing markets, the facility site selection process begins with identification of a possible facility site and the analysis of projected revenues and costs at the site by general managers and regional managers. The managers then conduct an examination of a facility's potential demand based on traffic patterns and counts, area demographics, and potential competitors. Pro forma financial statements are then developed and a Central Parking representative will meet with the property owner to discuss the terms and structure of the agreement.


     Central Parking seeks to distinguish itself from its competitors by combining a reputation for professional integrity and quality management with operating strategies designed to increase the revenues of parking operations for its clients. Central Parking's clients include some of the nation's largest owners and developers of mixed-use projects, major office building complexes, sports stadiums, hotels, and toll roads. Parking facilities operated by Central Parking include, among others, certain terminals operated by BAA Heathrow International Airport (London), the Prudential Center (Boston), Cinergy Field (Cincinnati), Coors Field (Denver), and various parking facilities owned by the Hyatt and Westin hotel chains, the Rouse Company, Faison Associates, May Department Stores, Equity Office Properties, and Crescent Realty Estate. None of these clients account for more than 5% of Central Parking's total revenues.


ACQUISITIONS

Central Parking's acquisition strategy focuses primarily on acquisitions that will enable Central Parking to become a more efficient and cost-effective provider in selected markets. Central Parking believes it can recognize economies of scale by making acquisitions in markets where Central Parking already has a presence, which allows Central Parking to reduce the overhead cost of the acquired company by consolidating its management with that of Central Parking. In addition, Central Parking seeks acquisitions in attractive new markets. Management believes acquisitions are an effective means of entering new markets, thereby quickly obtaining both operating presence and management personnel. Central Parking also believes it can improve acquired operations by applying its operating strategies and professional management techniques. Central Parking's acquisitions over the last two years, all of which were accounted for under the purchase method of accounting, are as follows:

        Civic Parking LLC. On December 31, 1996, Central Parking purchased for cash Civic, which owns four parking garages in St. Louis: Kiener East, Kiener West, Stadium East and Stadium West. The four garages, which had previously been operated by Central Parking under management agreements, have a total of 7,464 parking spaces. The purchase price was approximately $91.0 million which was financed through working capital and $67.2 million of borrowings under Central Parking's then-existing credit facility. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 million was recorded as an investment in joint ventures. On April 16, 1997, Central Parking consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. Central Parking continues to operate these garages pursuant to a lease and operating agreement with Civic.

        Square Industries, Inc. On January 18, 1997, Central Parking completed a cash tender to acquire all of the outstanding shares of Square for $54.8 million, including transaction fees and other related expenses. In addition, Central Parking assumed $23.2 million of existing Square debt. The purchase price was financed through borrowings under Central Parking's then-existing credit facility. At the time of the acquisition, Square operated 116 parking facilities containing over 61,000 parking spaces, located primarily in the Northeastern United States.

        Car Park Corporation. On May 29, 1997, Central Parking acquired the assets and related leases of Car Park for $3.5 million; consisting of 18 parking facilities with approximately 2,600 parking spaces located in the San Francisco metropolitan region. The purchase price was financed through $1.7 million of borrowings under Central Parking's then-existing credit facility, and $1.8 million payable to the seller, which has been repaid in full.


        Diplomat Parking Corporation. On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat for approximately $22.2 million in cash and notes payable, including transaction fees and other related costs. The acquisition was financed through borrowings under Central Parking's then-existing credit facility. At the time of the acquisition, Diplomat operated 164 parking facilities containing over 37,000 parking spaces, located primarily in Washington D.C. and Baltimore, Maryland.


        Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney, a privately-held company headquartered in New York City. Kinney has been in the parking business for over 60 years. In addition to enhancing Central Parking's market position in New York City, Kinney increases Central Parking's presence in a number of other major metropolitan areas such as Boston, Philadelphia and Washington, D.C. and broadens its geographic coverage in the following nine states: Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania and Virginia. Kinney provides both self-parking and valet parking services, and provides parking related services such as facility design and development and consulting services.

        Kinney operated 403 parking facilities containing approximately 168,800 spaces, including approximately 76,700 in the New York City metropolitan area, 42,800 in Boston, 30,100 in Philadelphia and 10,300 in Washington, D.C. Kinney's facility mix is comprised of 225 leased sites, 170 managed sites and 8 owned sites. The parking facilities operated by Kinney include Yankee Stadium, the Waldorf-Astoria, Port Authority Bus Terminal, World Financial Center and the General Motors Building in New York City, The Ritz-Carlton -- Boston, Government Center in Boston, Spectrum-Philadelphia, and the Four Seasons Hotel of Washington, D.C.


        Consideration for the Kinney acquisition was approximately $208.8 million, including $171.8 million in cash and other consideration, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt. Central Parking financed the Kinney acquisition through borrowings under the Credit Facility, and ultimately from the issuance of Central Parking common stock and Central Parking obligations pursuant to the Trust Issued Preferred Securities.



        Central Parking System of Louisiana, Inc. Central Parking has historically owned 50% of CPS-Louisiana and on March 30, 1998 purchased the remaining 50% from Property Service Corporation for $2.5 million in Central Parking common stock (52,631 shares). CPS-Louisiana manages and operates leased parking facilities, manages and operates parking facilities owned or leased by other parties, and provides financial and other advisory services.



        Turner Parking Systems, Inc. On April 1, 1998, Central Parking purchased substantially all of the assets of Turner, a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800,000 (16,842 shares) in Central Parking common stock. Central Parking financed the cash portion of the Turner purchase with borrowings under the Credit Facility.



        Sterling Parking, Inc. On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling Parking, Inc. ("Sterling"), a privately-held parking company headquartered in Atlanta, Georgia, for $4.3 million, including $2.1 million in cash and $2.2 million (54,358 shares) in Central Parking common stock. Central Parking financed the cash portion of the Sterling purchase with borrowings under the Credit Facility. Sterling operates 31 parking facilities in Georgia, Florida, Virginia, California, and Kentucky.


SALES AND MARKETING

Central Parking's sales and marketing efforts are designed to expand its operations by developing and maintaining relationships with major real estate developers and asset managers, business and government leaders, and other clients. Central Parking encourages its managers to pursue new opportunities at the local level while simultaneously selectively targeting key clients and projects at a national level.

Local. At the local level, Central Parking's sales and marketing efforts are decentralized and directed towards identifying new expansion opportunities within a particular city or region. Managers are trained to develop the business contacts necessary to generate new opportunities and to monitor their local markets for take-away and outsourcing opportunities. Central Parking provides its managers with a significant degree of autonomy in order to encourage prompt and effective responses to local market demands, which is complemented by management support and marketing training through Central Parking's corporate offices. In addition, a manager's compensation is dependent, in part, upon his or her success in developing new business. By developing business contacts locally, Central Parking's managers often get the opportunity to bid on projects when asset managers and property owners are dissatisfied with current operations and also learn in advance of possible new projects.


National. At the national level, Central Parking's marketing efforts are undertaken primarily by upper-level management, which targets developers, governmental entities, the hospitality industry, mixed-use projects, and medical facilities. These efforts are directed at operations that generally have national name recognition, substantial demand for parking related services, and the potential for nationwide growth. For example, Central Parking's current clients include, among other national real estate companies and hotel chains, the Rouse Company, Faison Associates, Equity Office Properties, May Department Stores, Crescent Real Estate, Westin Hotels, and Hyatt Hotels. Management believes that providing high-quality, efficient services to such companies will lead to additional opportunities as those clients continue to expand their operations. Management believes outsourcing by parking facility owners will continue to be a source for additional facilities, and management believes Central Parking's experience and reputation with large real estate asset managers give it a competitive advantage in this area.


INTERNATIONAL EXPANSION

Central Parking's international operations began in the early 1990's with the formation of an international division, which is now one of the fastest growing areas of Central Parking. Central Parking typically enters foreign markets either through consulting projects or by forming joint ventures with established local entities. Consulting projects allow Central Parking to establish a presence and evaluate the prospects for growth of a given market without investing a significant amount of capital. Likewise, forming joint ventures with local partners allows Central Parking to enter new foreign markets with reduced operating and investment risks.


Operations in London began in 1991 with a single consulting agreement and since then have grown to 159 facilities in the United Kingdom including two terminals at Heathrow International Airport and parking meter enforcement and ticketing services for three local governments that have privatized these services. Central Parking began expansion into Mexico in July 1994 by forming a joint venture with Fondo Opcion, an established Mexican developer, and now operates 61 facilities in Mexico. Central Parking also operates 4 facilities in Canada, one facility in Spain and has entered into a management contract in Kuala Lumpur, Malaysia related to the operation of a 5,400 space parking facility servicing one of the largest development projects in the world. Central Parking also operates on-street parking services in the United Kingdom, Germany, and the Republic of Ireland. Central Parking established a business development office in the Netherlands in 1995 to pursue expansion into other European countries. In 1996, Central Parking acquired a 50% equity interest in a joint venture, which operates five facilities in Germany. In order to manage its international expansion, Central Parking has allocated responsibilities for international operations to an executive vice president.

PARKING FACILITY PROPERTIES


Central Parking's operations are currently organized into 12 regions, 11 in North America (10 in the United States, one in Mexico) and one which is comprised primarily of the United Kingdom and Continental Europe. Each region is supervised by a regional manager who reports directly to one of the senior vice presidents. Regional managers oversee four to six general managers who each supervise Central Parking's operations in a particular city. The following table summarizes certain information regarding Central Parking's facilities as of September 30, 1998.



                                              NUMBER                                               PERCENTAGE
                                                OF                                       TOTAL      OF TOTAL
REGIONS                      CITIES         LOCATIONS    MANAGED    LEASED    OWNED     SPACES       SPACES
-------                      ------         ----------   --------   -------   ------   ---------   -----------
Atlanta..............  Atlanta,                 146          90         56      --        82,659        8.1%
                       Birmingham,
                       Charleston (SC),
                       Charlotte, Columbia
                       (SC), Jackson (MS),
                       Mobile
Denver...............  Denver/Colorado          160          92         58      10        72,291        7.1
                       Springs, Des
                       Moines, Kansas
                       City, Minneapolis,
                       Oklahoma City, St.
                       Louis
International........  United Kingdom --        165          80         85      --        62,805        6.1
                       Birmingham, London,
                       Oxford, Newcastle
                       Germany -- Berlin,
                       Dresden, Frankfurt
                       Spain and Malaysia
Florida..............  Jacksonville,            222         125         97      --        89,946        8.8
                       Miami/Ft.
                       Lauderdale,
                       Orlando, Puerto
                       Rico, Tampa/St.
                       Petersburg
Los Angeles..........  Los Angeles, Orange       94          72         22      --        51,340        5.0
                       County (CA),
                       Phoenix
Mid-Atlantic.........  Baltimore, Norfolk,      352         201        142       9       142,798       14.0
                       Philadelphia,
                       Pittsburgh,
                       Richmond,
                       Washington D.C.
Mexico...............  Cuernavaca, Mexico        61          34         27      --        31,796        3.1
                       City, Monterrey
Mid Western..........  Charleston (WV),         120          79         40       1        72,914        7.1
                       Cincinnati,
                       Cleveland,
                       Columbus,
                       Indianapolis,
                       Milwaukee, Ottawa,
                       Toronto
Nashville............  Chattanooga,             263         112        129      22        56,141        5.5
                       Knoxville,
                       Lexington/
                       Frankfort,
                       Louisville,
                       Memphis,
                       Nashville(1)
New York.............  Hartford, Jersey         379         139        225      15       142,655       14.0
                       City,
                       New York,
                       Providence,
                       Stamford
San Francisco........  Oakland, Salt Lake        63          37         26      --        20,674        2.0
                       City, San
                       Francisco, Seattle

                                              NUMBER                                               PERCENTAGE
                                                OF                                       TOTAL      OF TOTAL
REGIONS                      CITIES         LOCATIONS    MANAGED    LEASED    OWNED     SPACES       SPACES
-------                      ------         ----------   --------   -------   ------   ---------   -----------
Texas................  Albuquerque,             279         180         89      10       134,402       13.1
                       Austin,
                       Corpus Christi,
                       Dallas, El Paso,
                       Houston, New
                       Orleans, San
                       Antonio, Tulsa
Other................  Boston, Chicago,         136          61         75      --        62,141        6.1
                       Nashua
                                              -----       -----      -----     ---     ---------      -----
        Total........                         2,440       1,302      1,071      67     1,022,562      100.0%
                                              =====       =====      =====     ===     =========      =====

---------------

(1) Includes Central Parking's corporate headquarters in owned facilities.


Central Parking's facilities include both surface lots and structured parking facilities (garages). Approximately 74% of Central Parking's owned parking properties are in structured parking facilities, with the remainder in surface lots. Management believes Central Parking's owned facilities generally are in good condition and adequate for its present needs.


OPERATING ARRANGEMENTS

Central Parking operates parking facilities under three general types of arrangements: management contracts, leases, and fee ownership. As of September 30, 1998, Central Parking operated 1,302 parking facilities through management contracts, leased 1,071 parking facilities, and owned 67 parking facilities, either independently or in joint ventures with third parties. The following table sets forth certain information regarding the number of managed, leased, or owned facilities as of the specified dates:

                                                           AT SEPTEMBER 30,
                                                         ---------------------
                                                         1996    1997    1998
                                                         -----   -----   -----
Managed Facilities.....................................    770     877   1,302
Leased Facilities......................................    552     709   1,071
Owned Facilities.......................................     37      58      67
                                                         -----   -----   -----
          Total........................................  1,359   1,644   2,440
                                                         =====   =====   =====

The general terms and benefits of these types of arrangements are described as follows:


        Management Contracts. Management contract revenues consist of management fees (both fixed and percentage of revenues) and fees for ancillary services such as insurance, accounting, equipment leasing, and consulting. The cost of management contracts includes insurance premiums and claims and other indirect overhead. Central Parking's responsibilities under a management contract as a facility manager include hiring, training, and staffing parking personnel, and providing collections, accounting, record keeping, insurance, and facility marketing services. In general, Central Parking is not responsible under its management contracts for structural, mechanical, or electrical maintenance or repairs, or for providing security or guard services or for paying property taxes. In general management contracts are for terms of one to three years and are renewable for successive one-year terms, but are cancelable by the property owner on short notice. Although management contracts typically are for relatively short terms, Central Parking's renewal rates for each of the past five fiscal years were in excess of 91%. With respect to insurance, Central Parking's clients have the option of obtaining insurance on their own or having Central Parking provide insurance as part of the services provided under the management contract. Because of its size and claims experience, Central Parking can purchase such insurance at discounts to comparable market rates and, management believes, at lower rates than Central Parking's clients can generally obtain on their own. Accordingly, Central Parking generates profits on the insurance provided under its management contracts. See "-- Litigation and Insurance."



        Leases. Central Parking's rent under leases is generally a fixed annual amount, a percentage of gross revenues, or a combination thereof. Leased facilities generally require a longer commitment and a larger capital investment by Central Parking than managed facilities but generally provide a more stable source of revenue and a greater opportunity for long-term revenue growth. The cost of parking includes rent, payroll and related benefits, depreciation, maintenance, insurance, and general operating expenses. Under its leases, Central Parking is typically responsible for all facets of the parking operations, including pricing, utilities, and ordinary and routine maintenance, but is generally not responsible for structural, mechanical, or electrical maintenance or repairs, or property taxes. Lease arrangements are typically for terms of three to ten years, with a renewal term, and provide for a contractually established payment to the facility owner regardless of the operating earnings of the parking facility.


        Fee Ownership. Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment than managed or leased facilities but provides maximum control over the operation of the parking facility and the greatest profit potential of the three types of operating arrangements. All changes in owned facility revenue flow directly to Central Parking, and Central Parking has the potential to realize benefits of appreciation in the value of the underlying real estate if the property is sold. The ownership of a parking facility brings Central Parking complete responsibility for all aspects of the property, including all structural, mechanical, or electrical maintenance or repairs.

        Joint Ventures. Central Parking seeks joint venture partners who are established local or regional developers pursuing financing alternatives for development projects. Joint ventures typically involve a development where the parking facility is a part of a larger multi-use project, allowing Central Parking's joint venture partners to benefit from a capital infusion to the project. Joint ventures offer the revenue growth potential of ownership with a partial reduction in capital requirements. Central Parking has interests in joint ventures that own or operate parking facilities located in Nashville, Denver, Tulsa, St. Louis, Mexico City, Berlin, Dresden, and Frankfort.

        MBE Partnerships. Central Parking is currently a party to eleven separate minority business enterprise partnerships. These are generally partnerships formed by Central Parking and a minority businessperson to manage a facility. Central Parking owns 60% to 70% of the partnership interests in each partnership and typically receives management fees before partnership distributions are made to the partners.

COMPETITION

The parking industry is fragmented and highly competitive, with few barriers to entry. Central Parking faces direct competition for additional facilities to manage, lease, or own and the facilities currently operated by Central Parking face competition for employees and customers. Central Parking competes with a variety of other companies to add new operations. Although there are relatively few large, national parking companies that compete with Central

Parking, developers, hotel companies, and national financial services companies have the potential to compete with parking companies. Municipalities and other governmental entities also operate parking facilities which compete with Central Parking. Central Parking also faces competition from regional and local parking companies and from owner-operators of facilities who are potential clients for Central Parking's management services. Construction of new parking facilities near Central Parking's existing leased or managed facilities could adversely affect Central Parking's business.



Management believes that it competes for clients based on rates charged for services; ability to generate revenues and control expenses for clients; range and quality of services; and ability to expand operations. Central Parking believes it has a reputation as a leader in the industry and as a provider of high quality services. Central Parking also is one of the largest companies in the parking industry and is not limited to a single geographic region. Central Parking has the financial strength to make capital investments as an owner or joint venture partner that smaller or more leveraged companies cannot make. Central Parking's size also has allowed it to centralize administrative functions that give the decentralized managerial operations cost-efficient support. Moreover, Central Parking has obtained broad experience in managing and operating a wide variety of facilities over the past 30 years. Additionally, Central Parking is able to attract and retain quality managers through its incentive compensation system that directly rewards successful sales and marketing efforts and places a premium on profitable growth.



INSURANCE



Central Parking purchases comprehensive liability insurance covering parking facilities it owns, leases, or manages. The primary amount of such coverage is $1.0 million per occurrence and $1.0 million in the aggregate per facility. In addition, Central Parking purchases group insurance with respect to all full-time Central Parking employees, whether such persons are employed at owned, leased, or managed facilities. Because of the size of the operations covered, Central Parking purchases these policies at prices that, management believes, represent a discount to the prices that would be charged to parking facility owners on a stand-alone basis. Pursuant to its management contracts, Central Parking charges its customers for insurance at rates it believes approximate market rates based upon its review of the applicable market. In each case, Central Parking's clients have the option of purchasing their own policies, provided Central Parking is named as an additional insured; however, because Central Parking's fees for insurance are generally competitive with market rates, many of Central Parking's clients have chosen historically to purchase such insurance through Central Parking. A reduction in the number of clients that purchase insurance through Central Parking, however, could have a material adverse effect on the operating earnings of Central Parking. In addition, although Central Parking's cost of insurance has not fluctuated significantly in recent years, a material increase in insurance costs due to increased claims experienced by Central Parking could adversely affect the profit associated with insurance charges pursuant to management contracts and could have a material adverse effect on the operating earnings of Central Parking.


REGULATION


Central Parking's business is not substantially affected by direct governmental regulation, although both municipal and state authorities sometimes directly regulate parking facilities. The facilities in New York City are, for example, subject to certain governmental restrictions concerning numbers of cars, pricing, and certain prohibited practices. Central Parking is also affected by laws and regulations (such as zoning ordinances) that are common to any business that owns real estate and by regulations (such as labor and tax laws) that affect companies with a large number of employees. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit, including, for example, a Los Angeles, California law prohibiting employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact Central Parking's business.



Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the ownership or operation of parking facilities, Central Parking may be potentially liable for such costs. Although Central Parking is currently not aware of any material environmental claims pending or threatened against it or any of its owned or operated parking facilities, there can be no assurance that a material environmental claim will not be asserted against Central Parking or against its owned or operated parking facilities. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on Central Parking's financial condition or results of operations.



Various other governmental regulations affect Central Parking's operation of parking facilities, both directly and indirectly, including the Americans with Disabilities Act ("ADA"). Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. For example, the ADA requires parking facilities to include handicapped spaces, headroom for wheelchair vans, attendants' booths that accommodate wheelchairs, and elevators that are operable by disabled persons. Management believes that the parking facilities Central Parking owns and operates are in substantial compliance with these requirements.



EMPLOYEES



As of September 30, 1998, Central Parking employed approximately 12,000 individuals, including 6,300 full-time and 5,700 part-time employees. Approximately 3,900 U.S. employees are represented by labor unions. Various union locals, including Teamsters Local No. 272, represent parking attendants and cashiers at the New York City facilities. Other cities in which some of Central Parking's employees are represented by labor unions are Washington, D.C.; Miami; Philadelphia; San Francisco; Des Moines, Iowa; Jersey City, Newark, and Atlantic City, New Jersey; Pittsburgh; White Plains, N.Y.; San Juan, Puerto Rico; and Chicago. Central Parking frequently is engaged in collective bargaining negotiations with various union locals but has not experienced any labor strikes. Management believes that Central Parking's employee relations are good.



SERVICE MARKS AND TRADEMARKS



Central Parking has registered its logo with the United States Patent Office. Central Parking has applied for registration of the name "Central Parking System," which application was initially opposed by two parties. Both parties have withdrawn their opposition but continue to use the name "Central Parking" exclusively in the Chicago and Atlantic City areas. Central Parking also owns registered trademarks for Square and Kinney and operates various parking locations under those names. Central Parking has applied for registration for the names, "CPC" and "Central Parking Corporation." Central Parking uses the name "Chicago Parking System" in Chicago and "CPS Parking" in Seattle and Milwaukee. Central Parking has registered the name "Control Plus" and its symbol in London and intends to use and register that name and symbol in association with its on street parking activities in Richmond, Virginia. Central Parking has registered, or intends to register, its name and logo in various international locations where it does business.



LITIGATION



The ownership of property and provision of services to the public entails an inherent risk of liability. Although Central Parking is engaged in routine litigation incidental to its business, there is no legal proceeding to which Central Parking is a party which, in the opinion of management, will have a material adverse effect upon Central Parking's financial condition, results of operations or liquidity. Central Parking takes steps to attempt to disclaim its liability for personal injury and property damage claims by printing disclaimers on its ticket stubs and by placing warning signs in the facilities it owns or operates. Central Parking also carries liability insurance that management believes meets industry standards; however, there can be no assurance that any future legal proceedings (including any related judgments, settlements, or costs) will not have a material adverse effect on Central Parking's financial condition and results of operations.

                   PRINCIPAL SHAREHOLDERS OF CENTRAL PARKING


The table below sets forth certain information regarding the beneficial ownership of the Central Parking common stock, as of December 31, 1998, and as adjusted to reflect the Merger based on an assumed Exchange Ratio of 88.658 (see "The Merger -- General") of (A) each person known to Central Parking to beneficially own, or who is expected to beneficially own, more than 5% of the Central Parking common stock, (B) each current director of Central Parking and each expected director of Central Parking after the Merger, (C) Central Parking's Chief Executive Officer and the four other most highly compensated executive officers, and (D) all directors and executive officers of Central Parking as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares of Central Parking common stock shown as beneficially owned by them.



                                          SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                              OWNED PRIOR             OWNED AFTER
                                            TO THE MERGER(1)           THE MERGER
                                          --------------------    --------------------
                                            NUMBER     PERCENT      NUMBER     PERCENT
                                          ----------   -------    ----------   -------
Monroe J. Carell, Jr.(2)(3).............  10,844,454     36.6%    10,844,454     29.1%
The Carell Children's Trust(4)..........   7,149,104     24.2      7,149,104     19.2
Monroe Carell, Jr. 1994 Grantor Retained
  Annuity Trust(2)(5)...................   1,676,594      5.7      1,676,594      4.5
AEW Partners, L.P.(6)...................           0        *      3,385,671      9.1
Apollo Real Estate Investment Fund II,
  L.P.(7)...............................           0        *      3,385,671      9.1
James H. Bond(8)........................     338,982      1.1        338,982        *
Emanuel J. Eads(9)......................      41,468        *         41,468        *
Jeff L. Wolfe(10).......................      39,705        *         39,705        *
Alan J. Kahn(11)........................      32,648        *         32,648        *
Cecil Conlee(12)........................      25,426        *         25,426        *
John W. Eakin(13).......................      29,030        *         29,030        *
Edward G. Nelson(14)....................      33,605        *         33,605        *
William C. O'Neil, Jr.(13)..............      34,655        *         34,655        *
P.E. Sadler(15).........................      31,727        *         31,727        *
Lowell Harwood(16)......................      28,186        *         28,186        *
Lewis Katz(17)..........................     672,859      2.3        672,859      1.8
William S. Benjamin(18).................           0        *              0        *
Marc L. Davidson(19)....................           0        *              0        *
All directors and executive officers as
  a group (20 persons) (20).............  12,237,709     40.9%    12,237,709     32.6%
                                          ==========              ==========


---------------

  *  Indicates less than 1%

 (1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of this joint proxy statement/prospectus that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.
 (2) Address: 2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212.

 (3) Includes 37,302 shares held in Central Parking's Deferred Unit Plan, which Plan contains a power of attorney pursuant to which Mr. Carell votes such shares, options to purchase 15,560 shares granted pursuant to the Key Personnel Plan, 1,803,576 shares held by two trusts with respect to which Mr. Carell is trustee and is entitled to an annuity and 149,999 shares held by the Monroe Carell, Jr. Foundation. See footnotes 5 and 6. Excludes 7,149,104 shares held by The Carell Children's Trust and 93,030 shares held by trusts benefitting Mr. Carell's grandchildren, with respect to which Mr. Carell disclaims beneficial ownership.

 (4) The Carell Children's Trust is a trust created by Mr. Carell in 1987 for the benefit of his children, the trustee of which is Equitable Trust Company, 800 Nashville City Center, 511 Union, Nashville, Tennessee 37219.

 (5) The Monroe Carell, Jr. 1995 Grantor Retained Annuity Trust and The Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust are trusts created in 1995 and 1994 respectively, of which Mr. Carell is trustee and from which Mr. Carell is entitled to an annuity until September 1999 with the remainder passing to his children.


 (6) Address: 225 Franklin Street Boston, MA 02110. Shares owned by AEW may be deemed beneficially owned by, its general partner, AEW/L.P., and the general partner of AEW/L.P., AEW, Inc.


 (7) Address: 1301 Avenue of the Americas, New York, NY 10019. Shares owned by Apollo may be deemed beneficially owned by its general partner, Apollo Real Estate Advisors II, L.P. ("AREA II"), and the general partner of AREA II, Apollo Real Estate Capital Advisors II, Inc.


 (8) Includes 267,750 shares of restricted stock granted in connection with Mr. Bond's Performance Agreement, 2,250 shares held by his spouse, 1,125 shares held by the Emily Bond Trust of which Mrs. Bond is trustee, 733 shares held by his daughter and options to purchase 27,000 shares of Central Parking common stock.


 (9) Includes options to purchase 20,249 shares of Central Parking common stock.


(10) Includes options to purchase 20,249 shares of Central Parking common stock, 2,250 shares held by Mr. Wolfe's spouse, and 1,125 shares held by the Patricia Wolfe Children's Trust of which Mr. Wolfe is trustee, and for which Mr. Wolfe disclaims beneficial ownership.


(11) Includes options to purchase 15,749 shares of Central Parking common stock.


(12) Includes 718 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking common stock.


(13) Includes 118 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking common stock.


(14) Includes 4,500 shares held by Mr. Nelson's spouse, of which Mr. Nelson disclaims beneficial ownership, 118 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 20,250 shares of Central Parking common stock.


(15) Includes 582 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan, options to purchase 20,250 shares of

     Central Parking common stock granted pursuant to the Director Stock Option Plan and 2,200 shares held by his spouse.


(16) Includes 1,177 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan and options to purchase 11,250 shares of Central Parking common stock.


(17) Includes 667,779 owned by a partnership of which Mr. Katz is a general partner, options to purchase 5,000 shares of Central Parking common stock and 43 shares of restricted stock granted in lieu of director compensation pursuant to Central Parking's Restricted Stock Plan.


(18) Mr. Benjamin is expected to be Apollo's nominee to the Central Parking Board after the Merger. The indicated number of shares for Mr. Benjamin does not include shares to be acquired by Apollo in the Merger. Mr. Benjamin is a principal of Apollo Real Estate Advisors II, L.P., the general partner of Apollo, and disclaims beneficial ownership of all shares not directly held by him.


(19) Mr. Davidson is expected to be AEW's nominee to the Central Parking Board after the Merger. The indicated number of shares for Mr. Davidson does not include shares to be acquired by AEW in the Merger. Mr. Davidson disclaims beneficial ownership of all shares not directly held by him.


(20) Includes options to purchase 276,804 shares of Central Parking's common stock, 271,219 shares of restricted stock and 37,302 shares held in Central Parking's Deferred Unit Plan.

                            DESCRIPTION OF ALLRIGHT

BUSINESS -- GENERAL

Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock, $0.10 par value, of Allright Corporation. Beginning operations in 1926, Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of September 30, 1998, Allright operated approximately 2,315 facilities containing approximately 550,000 parking spaces, including 72 facilities in Canada containing approximately 30,000 parking spaces. As of September 30, 1998, Allright operated facilities in over one hundred cities across the United States and Canada, including facilities in thirty-three states, the District of Columbia, and two Canadian provinces. Facilities operated by Allright include such premier facilities as The Sears Tower Garage in Chicago, Tabor Center Garage in Denver, Convention Center Garage in Cincinnati, the Boston Commons Garage in Boston, the Lincoln Center Garage in New York City and Rich Stadium in Buffalo.

OPERATIONS; STRUCTURE

Allright, in its name and through various subsidiaries and joint ventures, operates parking facilities under three different types of arrangements: fee ownership, leases, and management contracts. As of September 30, 1998, Allright, directly or indirectly, owned 195 facilities, leased 1,473 facilities, and operated 647 facilities through management contracts. The general terms of the management contracts and leases to which Allright and its subsidiaries are a party are similar to those to which Central Parking is a party as described under "Description of Central Parking -- Operating Arrangements; Management Contracts." Allright and its subsidiaries' management contract renewal rates for the years ended June 30, 1996, 1997 and 1998, were 89%, 92% and 89%, respectively.

The following table illustrates the number of facilities managed, leased, and owned, directly and indirectly, by Allright in both the United States and Canada as of September 30, 1998.

                                                                    PERCENT OF
                                                                      TOTAL
                                 MANAGED   LEASED   OWNED   TOTAL   FACILITIES   SPACES
                                 -------   ------   -----   -----   ----------   -------
United States..................    624     1,426     193    2,243       97       515,198
Canada.........................     23        47       2       72        3        29,909
                                   ---     -----     ---    -----      ---       -------
          Total................    647     1,473     195    2,315      100       545,107
                                   ===     =====     ===    =====      ===       =======

Allright's facilities are currently organized into 4 divisions, and these divisions are further subdivided into 16 regions. Thirteen of the regions are supervised by a regional manager who reports directly to a divisional manager. The following table summarizes certain information regarding Allright's facilities as of September 30, 1998:

                                                                                                         PERCENTAGE
                                                        NUMBER                                  TOTAL     OF TOTAL
DIVISION   REGION                CITIES              OF LOCATIONS   MANAGED   LEASED   OWNED   SPACES      SPACES
--------   ------                ------              ------------   -------   ------   -----   -------   ----------
1          A....    Birmingham, Chattanooga,              110          19        85       6     13,336       2.5%
                    Fort Myers, Gainesville,
                    Jacksonville, Knoxville,
                    Lynchburg, Mobile
1          B....    Atlanta, Charlotte, Miami,            122          19        83      20     19,969       3.7%
                    Savannah, Tampa, West
                    Palm Beach
1          C....    Cincinnati, Hebron, Dayton,           129          26        78      25     23,211       4.3%
                    Indianapolis, Newport
                    News, Roanoke, Roanoke
                    Airport, Winston-Salem
1          D....    Ann Arbor, Burlington,                116         107         9      --     70,396      12.9%
                    Detroit, Holyoke, Lincoln,
                    Manchester, Montpelier,
                    Northampton, Pittsfield,
                    Pontiac, Richmond,
                    Scranton, Wilkes-Barre
2          A....    Long Beach, Los Angeles,              131          24       103       4     21,251       3.9%
                    San Diego
2          B....    Oakland, Reno,                        119          33        85       1     16,825       3.1%
                    Sacramento, San Francisco
2          C....    Kansas City, Milwaukee,               166          34       116      16     34,014       6.2%
                    Milwaukee Airport,
                    Minneapolis, Omaha,
                    Seattle
3          A....    Baton Rouge, Little Rock,             301          56       222      23     32,932       6.0%
                    Louisville, Memphis,
                    Nashville, New Orleans,
                    Shreveport
3          B....    Austin, Beaumont, Dallas,             355          89       235      31     63,977      11.7%
                    El Paso, Fort Worth,
                    Houston, Lake Charles,
                    Peoria, Springfield
3          C....    Albuquerque, Corpus                   208          50       139      19     60,495      11.1%
                    Christi, Denver, Denver
                    Airport, Las Vegas,
                    Phoenix, Phoenix Airport,
                    San Antonio, St. Louis
3          D....    Tulsa, Houston Airport                  4          --         1       3      2,601       0.5%
4          A....    Binghamton, Buffalo,                  197          49       130      18     64,312      11.8%
                    Columbus, Poughkeepsie,
                    Poughkeepsie -- Transit,
                    Rochester, Rochester
                    Airport, Syracuse, Syracuse
                    Airport, Toledo
4          B....    Baltimore, Chicago, Jersey            171          28       121      22     31,709       5.8%
                    City, Newark, Philadelphia,
                    Washington D.C.
4          C....    Montreal, Ottawa, Toronto              72          23        47       2     29,909       5.5%
4          D....    Boston                                 11           1         5       5      2,302       0.4%
4          E....    Edison -- CT, Edison -- MD,           103          89        14      --     57,868      10.6%
                    Edison -- NJ, Edison -- NY,
                    Edison -- PA, Edison -- VA
                                                        -----         ---     -----     ---    -------     -----
    TOTAL                                               2,315         647     1,473     195    545,107       100%
                                                        =====         ===     =====     ===    =======     =====

STRATEGY & GROWTH

Management believes that Allright's size and experience are the cornerstones of its success in the parking services industry. Technological applications to the parking services industry and professional management strategies have contributed to Allright's success. Since 1926, Allright Corporation's exclusive business focus has been parking services. Over its seventy-two year history, the company has accumulated an extraordinarily broad base of operational expertise in virtually every segment of the parking industry. Allright's primary business strategy has been to aggressively grow the company through both synergistic acquisitions and the addition of new management contracts and leased facilities. Allright's primary operating strategy has been to increase profitability of its managed, leased, and fee owned facilities by focusing on core operations and emphasizing: decentralized management; strict revenue control; advanced management information technology; strategic marketing/sales programs; ancillary parking services; and continual employee training programs. While implementing both its operating and business strategies, Allright has always maintained a basic philosophy focused on providing the highest quality of parking and client service. As both an owner and operator, much of Allright's success stems from its clear understanding that parking is a local business. Every facility has its own uniqueness, and every client has its own needs and priorities.

In addition, the expertise and resources of Allright's controlling shareholders have played a large part in Allright's growth. AEW is an investment partnership managed by AEW Capital Management, L.P., a Boston-based full-service real estate advisor, which represents pension funds, university endowments, retirement programs, and other institutional investment groups. Apollo, a New York-based real estate investment advisor, represents a broad spectrum of institutional investors and has extensive experience with ownership and management of real estate operating companies.

As the chart below demonstrates, Allright has embarked on an aggressive growth strategy:

                                                          YEAR ENDED JUNE 30,
                                                         ---------------------
                                                         1996    1997    1998
                                                         -----   -----   -----
MANAGED FACILITIES:
  Beginning of year....................................    247     254     364
  Acquired during year.................................      0     102     213
  Added during year....................................     35      54      98
  Deleted during year..................................    (28)    (46)*   (40)
                                                         -----   -----   -----
  End of year..........................................    254     364     635
                                                         -----   -----   -----
  Renewal rate.........................................     89%     92%     89%

LEASED FACILITIES:
  Beginning of year....................................  1,307   1,273   1,315
  Acquired during year.................................      0      39      63
  Added during year....................................    112     161     269
  Deleted during year..................................   (146)   (158)   (153)
                                                         -----   -----   -----
  End of year..........................................  1,273   1,315   1,494
                                                         -----   -----   -----
Renewal Rate...........................................     89%     88%     88%
                                                         -----   -----   -----
OWNED FACILITIES:
  Beginning of year....................................    174     178     179
  Acquired during year.................................      0       0       3
  Purchased during year................................      5       7      19
  Sold during year.....................................      1       6       7
                                                         -----   -----   -----
  End of year..........................................    178     179     194
                                                         -----   -----   -----
          Total facilities (end of year)...............  1,705   1,858   2,323
                                                         =====   =====   =====
SUMMARY:
  Managed..............................................    254     364     635
  Leased...............................................  1,273   1,315   1,494
  Owned................................................    178     179     194
                                                         -----   -----   -----
          Total facilities.............................  1,705   1,858   2,323
                                                         =====   =====   =====

---------------

* 25 of the locations in Toronto were combined into 1 location for accounting purposes and, for purposes of this chart, are categorized as "deleted" during the year.

As of October 1, 1998 Allright has completed thirty-seven acquisitions since AEW and Apollo acquired control of Allright in October 1996 for a total purchase price of approximately $78 million. Allright's acquisitions have included both fee asset acquisitions as well as corporate acquisitions. Recent material corporate acquisitions and strategic ventures include the following:

Edison Parking Management, L.P. (the "Edison Partnership"). The Edison Partnership is a limited partnership formed in June 1997 to operate parking facilities throughout the Northeast United States under the "Edison ParkFast" name. The controlling persons of Allright's joint venture partner have been operating parking facilities in the Northeast under the "Edison ParkFast" name since 1955. As of September 30, 1998, the Edison Partnership operated approximately 103 locations in the greater metropolitan New York City area, Philadelphia, Baltimore, and northern New Jersey, including Lincoln Center, the Metropolitan Museum of Art, Columbia Presbyterian Hospital and various office buildings, apartment houses, hotels, retail centers, commuter terminals, and entertainment facilities.

National Garages, Inc. ("National"). In December 1997, Allright purchased National. National was founded in 1925 as a single city operation in Detroit, Michigan and has since grown to over two hundred managed locations, primarily in the Mid-Western United States. National provides services to various businesses, including municipal agencies, hospitals, airports, private developers, retail establishments, and banks. National has maintained its reputation as a pioneer in the parking industry through, among other things, its high-speed ramp designs, its Park-and-Shop concept and its patent on the ticket spitter/gate system.

Allied Parking ("Allied"). On October 1, 1998, Allright closed the acquisition of six long-term leasehold interests and the trademark name Allied Parking. This was the first of a staged acquisition that will result in Allright purchasing up to thirteen long-term leasehold interests. Allied is a New York City based parking operator whose markets cover commercial, hotel, and to a lesser extent residential properties. The concentration of the Allied locations is in midtown Manhattan with the exception of two locations downtown and two locations on the upper east side.

MBE PARTNERSHIPS

Allright is currently a party to several separate minority business enterprise partnerships formed by Allright or a subsidiary of Allright and a minority business person to manage various facilities. Allright typically owns, directly or indirectly, a controlling interest in each partnership and typically receives management fees before partnership distributions are made to the partners.

EMPLOYEES

As of September 30, 1998, Allright, directly and indirectly, employed approximately 5,140 individuals, including both full-time and part-time employees. Management believes that Allright's employee relations are good. Approximately 591 United States employees are represented by labor unions. Cities in which some of Allright's direct or indirect employees are represented by unions are Detroit, Philadelphia, New York City, Syracuse, Seattle, Birmingham, and Chicago. Allright has not experienced any work stoppages within the past five years.

NO ESTABLISHED TRADING MARKET; DIVIDENDS

Allright is a privately-held company and there is no established public trading market for any class of Allright's securities. As of September 30, 1998, there were approximately 60 holders of Allright Common Stock.

Allright has not historically paid dividends but has retained its earnings for future growth. Certain restrictions on paying dividends were also placed upon Allright pursuant to a credit agreement, which is expected to be satisfied in full on the Closing Date from the proceeds from Central Parking's Credit Facility or the proceeds from a new credit facility to be obtained by Central Parking (for which Central Parking has received a commitment letter), and at such time the restrictions set forth in Allright's credit agreement, including the restriction on dividends, will be eliminated.

INTERNATIONAL FOREIGN CURRENCY EXPOSURE

Allright operates subsidiaries in Canada. Currently, Allright has limited exposure to foreign currency risk and has no hedge programs.

LITIGATION

Allright is involved in routine litigation relating to various contract disputes, property damage and personal injury, none of which management of Allright considers to be material to the business or operations of Allright.

CERTAIN INDEMNIFICATION RIGHTS

Nedinco Delaware Incorporated, a Delaware corporation, and Hang Lung Development Company Ltd., a Hong Kong corporation, have agreed to indemnify Allright for certain costs and liabilities incurred in connection with or arising out of the operations of the Predecessor Company prior to October 31, 1996. As a result of the indemnification, expenses related to items covered by the indemnification are being paid directly by Nedinco Delaware Incorporated.

                ALLRIGHT'S MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto.


OVERVIEW


Allright is a holding company, the sole material asset of which is 100% of the authorized, issued and outstanding shares of common stock of Allright Corporation, which began operations in 1926. Allright Corporation is one of the world's largest and most experienced full-service parking management companies. As of September 30, 1998, Allright operated facilities in over one hundred cities across the United States and Canada, including facilities in 35 states, the District of Columbia, and two Canadian provinces. Allright operates parking facilities under three different types of arrangements -- management contracts, leases and fee ownership. As of September 30, 1998, Allright operated 647 parking facilities under management contracts, 1,473 parking facilities under leases, and owned either independently or through joint ventures, 195 parking facilities.

On October 31, 1996, Allright Acquisition Company, Inc., a Delaware corporation and wholly owned subsidiary of Allright, acquired all of the common stock (the "Acquisition") of Allright Corporation from Nedinco Delaware Incorporated ("Nedinco"), a Delaware corporation, for approximately $226,334,000, including acquisition-related expenses of approximately $3,267,000. The Acquisition was financed with proceeds from a capital contribution of $65,850,000 from Allright and the remainder was financed through a credit agreement (the "CSFB Credit Agreement") with CS First Boston Mortgage Capital Corp. ("CSFB"). The Acquisition was accounted for as a purchase, and the total purchase price was allocated to assets acquired and liabilities assumed based on their relative fair market values at the date of purchase and resulted in goodwill of approximately $33,596,000.

Amounts for fiscal 1997 reflect the pro forma results of operations of Allright and the Predecessor Company, presented as if the Acquisition had been effected July 1, 1996 (referred to herein as "fiscal pro forma 1997"). Unless otherwise noted in the discussion below, the actual and fiscal pro forma 1997 financial results are the same.


                                                                    THREE MONTHS ENDED
                                     FISCAL YEAR ENDED JUNE 30,        SEPTEMBER 30,
                                   ------------------------------   -------------------
                                     1996     1997(1)      1998       1997       1998
                                   --------   --------   --------   --------   --------
                                           (IN THOUSANDS)
Revenues:
  Parking services revenues......  $167,709   $173,476   $206,448   $48,691    $56,244
  Management fee revenues........     4,645      5,161     10,936     2,330      2,990
Costs and expenses:
  Cost of parking services.......   138,604    139,642    169,811    40,415     46,458
  Depreciation and
     amortization................     6,257      6,738      9,633     2,069      2,649
  General and administrative
     expenses....................     9,271      9,047     11,919     2,412      3,586
  Issuance of stock to
     management..................        --         --         --        --         --
  Amortization of goodwill.......        --      1,125      1,177       338        292
                                   --------   --------   --------   -------    -------
Income from parking operations...    18,222     22,085     24,844     5,787      6,249
Interest expense.................    (5,915)   (20,577)   (22,859)   (5,493)    (6,500)
Interest and investment income...       729        973      1,308       344        586
Minority interest................        --       (163)      (289)      (72)       (88)
Gain (loss) on sales of
  property.......................     1,101         91       (710)      (41)        (3)
                                   --------   --------   --------   -------    -------
Income (loss) before income taxes
  and extraordinary item.........    14,137      2,409      2,294       525        244
Income taxes.....................    (5,955)    (3,328)    (2,226)     (433)      (264)
                                   --------   --------   --------   -------    -------
Income (loss) before
  Extraordinary item.............     8,182       (919)        68        92        (20)
Extraordinary item...............        --     (1,534)        --        --         --
                                   --------   --------   --------   -------    -------
Net income (loss)................  $  8,182   $ (2,453)  $     68   $    92    $   (20)
                                   ========   ========   ========   =======    =======


---------------

(1) Gives effect to the Acquisition as if it had been effected July 1, 1996. The foregoing unaudited pro forma amounts are based upon certain assumptions and estimates, including, but not limited to, (a) interest expense on debt incurred to finance the Acquisition, (b) depreciation expense related to the net increase in the values of garages, buildings and leaseholds, (c) amortization of goodwill over 30 years associated with the Acquisition and
    (d) the related tax effects of (a), (b) and (c). Additionally, the nonrecurring charge to the Predecessor Company for the $5,500,000 compensation charge related to the equity commitment made by Nedinco was excluded from the 1997 unaudited pro forma condensed results of operations. The unaudited pro forma information set forth above is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of July 1, 1996, or that may be achieved in the future.

RESULTS OF OPERATIONS


       Three months ended September 30, 1998 compared to three months ended September 30, 1997

Parking services revenues and management fee revenues in the three months ended September 30, 1998 increased to $59.2 million from $51.0 million in the same period in the prior year, an increase of $8.2 million. Of the $8.2 million, $3.3 million resulted from parking company acquisitions and individual lot acquisitions. The remaining increase was attributable to a combination of the net addition of 126 leased and managed locations and parking rate increases on existing lots nationwide.

Cost of parking services in the three months ended September 30, 1998 increased to $46.5 million from $40.4 million in the same period in the prior year, an increase of $6.1 million. Rent and property tax expense increased $3.9 million principally as a result of new locations and additional percentage rents on existing locations. Payroll expense increased by $1.8 million resulting from the additional personnel associated with acquisitions, new locations and increases in existing payroll. The remaining increase relates to additional supplies and maintenance costs as a result of parking additional cars on new and acquired locations.

Depreciation and amortization in the three months ended September 30, 1998 increased to $2.6 million from $2.1 million in the same period in the prior year, a $0.5 million increase. The increase resulted primarily from increased capital expenditures and additional parking structures acquired in the prior year.

General and administrative expenses in the three months ended September 30, 1998 increased to $3.6 million from $2.4 million in the same period in the prior year, a $1.2 million increase. The primary reason for this increase is the increase in both permanent and contract personnel cost associated with the general and administrative expenses of new and acquired locations as well as additional personnel to assist in the conversion of Allright's financial system and re-engineering of the accounting functions.

Interest expense increased in the three months ended September 30, 1998 to $6.5 million from $5.5 million in the same period in the prior year, a $1.0 million increase. The increased interest expense was a result of borrowing to fund new acquisitions in the prior year.

Interest income increased to $0.6 million in the three months ended September 30, 1998 from $0.3 million in the same period in the prior year. The increase in interest income was the result of additional short-term investments made during the quarter. Net cash provided by operating activities for the three months ended September 30, 1998 was $1.1 million, an increase of $0.5 million over net cash provided by operating activities of $0.7 million in the same period in the prior year. The increase is mainly due to the increase in depreciation and amortization resulting from increased level of capital expenditures in the prior year.

  Year ended June 30, 1998 compared to fiscal pro forma year ended June 30, 1997

Parking service revenues and management fee revenues in fiscal 1998 increased to $217.4 million from $178.6 million in fiscal pro forma 1997, an increase of $38.8 million. Of the $38.8 million increase, $10.0 million resulted from parking company acquisitions and individual lot acquisitions in fiscal 1998. A combination of the net addition of 174 leased and managed locations and parking rate increases on existing lots nationwide resulted in a $14.5 million increase in revenue. The remaining increase of $14.3 million was primarily attributable to a full 12 months of revenue, versus one month revenue in 1997, related to

Allright's 50 percent controlling interest in the Edison Partnership formed on June 1, 1997, between Allright and Park Fast Parking Management L.P. ("Park Fast").

Cost of parking services in fiscal 1998 increased to $169.8 million from $139.6 million in fiscal pro forma 1997, an increase of $30.2 million. Rent expense increased $10.6 million, principally as a result of new locations from acquisitions and additional percentage rent on existing locations. Payroll expense increased by $6.3 million resulting from the additional personnel associated with acquisitions, new locations and increases on existing payroll. The remaining $13.3 million increase is primarily attributable to the Edison Partnership. Cost of parking services as a percentage of operating revenues, remained relatively consistent at 78.1% in fiscal 1998 compared to 78.2% in fiscal pro forma 1997.

Depreciation and amortization in fiscal 1998 increased to $9.6 million from $6.7 million in fiscal pro forma 1997, an increase of $2.9 million. Of this increase, $1.7 million is attributable to the amortization related to the Edison Partnership management contracts. The remaining increase resulted primarily from parking company acquisitions and lease acquisitions in fiscal 1998. The Acquisition resulted in a pro forma adjustment in 1996 of $0.1 million related to increased monthly leasehold amortization.

General and administrative expenses in fiscal 1998 increased to $11.9 million from $9.0 million in fiscal pro forma 1997, an increase of $2.9 million. This increase was primarily a result of an increase in payroll expense associated with the additional general and administrative expenses of acquired operations, as well as, opening of additional leased and owned locations and the costs associated with acquiring additional personnel in the corporate office.

Amortization of goodwill in fiscal 1998 increased to $1.2 million from $1.1 million in fiscal pro forma 1997, an increase of $0.1 million. The amortization of goodwill increase resulted primarily from parking company acquisitions in 1998. The Acquisition resulted in a pro forma adjustment of $0.4 million related to additional amortization of goodwill.

Interest expense increased in fiscal 1998 to $22.9 million from $20.6 million in fiscal pro forma 1997. The increased interest expense was a result of borrowing to fund additional asset purchases and acquisitions during the year. Additional debt financing was obtained for the Acquisition resulting in a pro forma adjustment to interest expense of $4.9 million.

Interest income increased in fiscal 1998 to $1.3 million from $1.0 million in fiscal pro forma 1997. The increase in interest income was the result of additional short-term investments made during fiscal 1998.

Loss from extraordinary item in fiscal pro forma 1997 was $1.5 million compared to zero in 1998. The decrease is due to the extraordinary loss recognized in connection with the defeasance of industrial revenue bonds in fiscal pro forma 1997.

  Fiscal pro forma year ended June 30, 1997 compared to year ended June 30, 1996

Parking service revenues and management fee revenues in fiscal pro forma 1997 increased to $178.6 million from $172.4 million in fiscal 1996, an increase of $6.2 million. Of the $6.2 million increase, $3.5 million resulted from parking company acquisitions and individual lot acquisitions in fiscal pro forma 1997. The remaining increase was attributable to a combination of the net addition of 36 leased and managed locations and parking rate increases on existing lots nationwide.

Cost of parking services in fiscal pro forma 1997 increased to $139.6 million from $138.6 million in fiscal 1996, an increase of $1.0 million. Contract labor expense increased $0.7 million, principally as a result of labor costs related to the computer systems and contract labor related to the Edison Partnership. Payroll expense accounted for $0.9 million being attributable to a combination of acquisitions, new locations and increases on existing payroll. The remaining decrease of $0.6 million is primarily attributable to a decrease in rent due to a loss of a significant lease in the second quarter of fiscal 1996. Cost of parking services as a percentage of parking revenues decreased to 78.2% in fiscal pro forma 1997 from 80.4% in fiscal 1996. This decrease of 2.2% was attributable predominantly to the spreading of a number of fixed costs, primarily rent and property costs, over a larger revenue base.

Depreciation and amortization in fiscal pro forma 1997 increased to $6.7 million from $6.3 million in fiscal 1996, an increase of $0.4 million. This increase resulted primarily from increased capital expenditures including van purchases for off-airport locations and a corporate re-imaging program. In addition, the October 1996 Acquisition resulted in a pro forma adjustment in 1997 of $0.1 million related to increased monthly leasehold amortization and monthly depreciation.

General and administrative expenses in fiscal pro forma 1997 decreased to $9.0 million from $9.3 million in fiscal 1996, a decrease of $0.3 million. This decrease was primarily a result of the discontinuance of management fees paid to the predecessor shareholders.

Amortization of goodwill in fiscal pro forma 1997 increased to $1.1 million from a zero balance in fiscal 1996. The amortization of goodwill in 1997 is a direct result of the Acquisition.

Interest expense increased in fiscal pro forma 1997 to $20.6 million from $5.9 million in fiscal 1996. The increased interest expense was a result of borrowings to fund the Acquisition and additional asset purchases and acquisitions during the year. Additional debt financing was obtained for the Acquisition resulting in a pro forma adjustment to interest expense of $4.9 million.

Interest income increased in fiscal pro forma 1997 to $1.0 million from $0.7 million in fiscal 1996. The increase was a result of additional short-term investments made during fiscal pro forma 1997.

Gain on sales of property, equipment and leases in fiscal pro forma 1997 decreased to $0.1 million from $1.1 million in fiscal 1996. The decrease of $1.0 million was primarily a result of a decrease in the sales of lots in fiscal pro forma 1997.

Loss from extraordinary item in fiscal pro forma 1997 was $1.5 million compared to zero in 1996. The increase is due to the extraordinary loss recognized in connection with the defeasance of industrial revenue bonds in fiscal pro forma 1997.

ACQUISITIONS

On June 1, 1997, Allright acquired a 50 percent controlling interest in the Edison Partnership. The Edison Partnership's assets consist of management contracts contributed by Park Fast. The value of Park Fast's interest is reflected as minority interest in the balance sheet of Allright.

On December 1, 1997, Allright purchased National, based in Detroit, which operates 210 facilities located primarily in the Mid-West United States. The purchase price of approxi-mately $3.7 million was paid in cash and financed through working capital and a draw of $2.2 million on Allright's Permitted Acquisition Loan (as defined below).

During the period from October 31, 1996 through June 30, 1997, Allright acquired four properties and four companies for an aggregate purchase price of $8.4 million. During fiscal year 1998, Allright acquired 19 properties and seven companies for aggregate purchase prices of $35 million and $5.4 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Allright's primary sources of working capital are cash flow from operations. Allright had negative working capital of $9.1 million and $10.4 million as of June 30, 1998 and 1997, respectively which reflects the incongruent timing of Allright's cash inflows and outflows. The principal use of cash flows is to finance the expansion of Allright's operations. As of September 30, 1998, Allright had working capital of $1.5 million as Allright drew down debt to fund the acquisition of certain Allied Parking leases which closed on October 1, 1998.

Net cash used in investing activities for the three months ended September 30, 1997 was $2.0 million. Acquisitions of property and equipment was $4.6 million offset by $2.0 million received from sale of assets. The increase in advance rent payments accounted for the balance.

Net cash used in investing activities for the three months ended September 30, 1998 was $4.6 million. Acquisitions of property and equipment totaled $5.5 million offset by $1.6 million from sale of assets. Additional investment in parking affiliates and the increase in long term note receivable accounted for the balance.

Net cash provided by financing activities was $0.8 million for the three months ended September 30, 1997. Borrowings from a credit facility of $1.4 million and a common stock issuance to AEW and Apollo of $1.5 million was obtained to finance acquisitions. Payment of certain long term obligations totaled $2.1 million.

Net cash provided by financing activities was $14.6 million for the three months ended September 30, 1998. $18.4 million was borrowed from both long and short term credit facilities to finance current and committed acquisitions (October 1, 1998). Payments of $1.6 million were utilized to retire certain long term obligations and $2.1 million was distributed to an investment partner.

Net cash provided by operating activities for fiscal 1998 was $25.7 million, an increase of $15.4 million over net cash provided by operating activities of $10.3 million for fiscal pro forma 1997. The increase was attributed both to increased net earnings and improvements in working capital.

Net cash provided by operating activities for fiscal pro forma 1997 was $10.3 million, a decrease of $8.8 million over net cash provided by operating activities of $19.1 million for fiscal year 1996. The decrease was attributed both to increased interest expense and decreased working capital.

Net cash used in investing activities for fiscal 1998 was $44.7 million. Acquisitions of property and equipment were $46.6 million while acquisitions of companies, including leasehold and management fee contracts totaled $4.4 million. Such acquisitions were offset by $6.4 million received from sale of assets.

Net cash used in investing activities for fiscal pro forma 1997 totaled $250.0 million. The acquisition of Allright Corporation utilized $222.0 million; investments in partnerships, principally the Edison Partnership, was $16.0 million; property and equipment purchases utilized cash of $9.8 million; and acquisition of leasehold and management fee contracts utilized cash of $3.8 million. Sale of assets offset the investment activities by $2.6 million.

Net cash used in investing activities for fiscal year 1996 was $9.0 million. Acquisitions of property and equipment were $9.5 million while acquisitions of leasehold and management fee contracts totaled $0.4 million. Such acquisitions were offset by $2.3 million from sale of assets. An additional $1.5 million was paid on advance rent and deposits.

Net cash provided by financing activities for fiscal 1998 was $31.4 million. Borrowings from a CSFB revolving line of credit totaled $25.4 million offset by $4.8 million utilized to retire certain long-term obligations. An additional $10.8 million was obtained through the issuance of common stock to AEW and Apollo during the year.

Net cash provided by financing activities for fiscal pro forma 1997 was $237.0 million. Total debt issued to finance the acquisition of Allright Corporation was $168.0 million while capital contributions from AEW and Apollo amounted to $67.4 million. Additional common stock issued to AEW and Apollo during the fiscal year accounted for an additional $6.0 million.

Net cash used in financing activities for fiscal year 1996 was $6.1 million. Payments on long term obligations were $11.9 million offset by net short term borrowings of $5.8 million.

In October 1996, Allright obtained a revolving line of credit with a maximum borrowing capacity of $75 million, maturing October 31, 1999 (the "Permitted Acquisition Loan"). As of June 30, 1998, Allright had $43.7 million available under the Permitted Acquisition Loan, which bears interest at LIBOR plus 3.75 percent. On March 5, 1998, Allright secured a line of credit and letter of credit with Bank One Texas, National Association (the "Bank One Loan"), for a maximum of $5.1 million. As of June 30, 1998, letters of credit outstanding under the Bank One Loan were $1.7 million, leaving $3.4 million available.


The Acquisition. In October 1996, Allright entered into the CSFB Credit Agreement for the purpose of financing the purchase of the Predecessor Company. Allright secured $30 million under Tranche A, Sub-portion One, with an annual interest rate of one-month LIBOR plus 3.00% up to October 30, 1998, and LIBOR plus 3.25% thereafter, and an additional $125 million under Tranche A, Sub-portion Two, with an annual interest rate of LIBOR plus 3% up to October 31, 1998, and LIBOR plus 3.25% thereafter. Allright also secured an additional $30 million under Tranche 2 with an annual interest rate of 12.25% up to October 30, 1998 and 12.50% thereafter. All Tranches are set to mature on October 30, 1999. Upon consummation of the Merger, management believes that the existing debt will be refinanced by Central Parking. In the event the Merger is not consummated, management intends to either refinance the existing debt obligations with CSFB or obtain new financing when they expire on October 30, 1999. Management believes it will obtain this financing at similar or better terms. Allright used the proceeds from these Tranches to finance the purchase of the Predecessor Company, to pay off a majority of its existing notes and to defease all of its Industrial Development Revenue Bonds ("IRBs") in the amount of $17,892,093, of which Allright recorded an extraordinary loss of $1,534,000. While the IRBs have been defeased, at June 30, 1997 and 1998, $15,800,000 and $15,515,000,
respectively, of the IRBs remain outstanding in a defeasance trust.

Issuance of Common Stock. On October 31, 1996, Apollo and AEW each obtained 32,925 shares of Allright common stock for a combined $65.8 million. Since that date, AEW and Apollo have each obtained an additional 5,263 shares for a total combined $15.8 million. From February 28, 1997 through June 30, 1998, an executive of Allright has purchased a total of 900 shares of Allright, for a combined $0.9 million. In addition 1,650 shares were issued to management for a combined $1.65 million, and 400 shares were issued to a financial advisory firm that assisted Allright during the Acquisition.


Leases. Allright leases parking properties pursuant to noncancellable operating leases that expire at various dates through 2073. In addition to regular rental, certain leases require payment of a percentage of gross receipts. The terms of certain lease agreements also provide for payment by the lessee of taxes, insurance and maintenance on the facilities. Certain long-term lease agreements also have various terms of renewal, escalation clauses and provisions under which Allright could share in any gains upon the sale of property during the lease term. Allright also uses rental income from subleases to offset current lease payments.

IMPACT OF INFLATION AND CHANGING PRICES

The primary sources of revenues to Allright are parking revenues from owned and leased locations and management contract revenue (net of expense reimbursements) on managed parking facilities. Allright believes that inflation has had a limited impact on its overall operations for fiscal years ended June 30, 1998 and 1997.

YEAR 2000 ISSUES


Since the beginning of calendar 1998, Allright has developed a plan to replace the majority of its computer systems, applications, and communications in order to improve productivity and support the growth of Allright's parking operations. These enhancements were not accelerated due to year 2000 issues, and Allright believes that prior applications could have been upgraded for year 2000 compliance at a minimal cost. Allright has obtained certifications and contractual commitments of year 2000 compliance from all vendors and suppliers of new computer technologies. Allright went live with its new core financial applications in July 1998 and is expected to completely replace all prior applications by June 1999. Allright has completed its replacement of local and wide area information networks, computer hardware, software, and connection devices. Management believes that the system is operating sufficiently to produce the necessary management reporting needed to operate its business on a timely basis and that all reporting capabilities will be ready as necessary.



Allright uses revenue control devices that compute parking fees and statistical data, and also automate the ingress and egress control mechanisms at certain parking facilities. Much of this equipment was internally developed. Allright has begun testing of internally developed equipment, and based on preliminary analysis, does not expect that the total cost of remedial costs to be material. Allright will require the providers of third-party revenue control equipment to certify year 2000 compliance. Allright believes that its revenue control devices will be year 2000 compliant by the end of calendar 1999. In the event that certain equipment is determined to be non-compliant, Allright will replace this equipment with readily available alternatives, including internally developed technologies. Although the actual cost of replacement cannot be determined at this time, it is not expected to be material. Allright has developed manual procedures to override any year 2000 incompatibilities and no disruption of business is anticipated. Allright believes that year 2000 issues will not have a significant impact on its operations or liquidity.

ACCOUNTING PRONOUNCEMENTS

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. Allright is required to adopt SFAS No. 130 in the first quarter of fiscal 1999. Reclassification of comparative financial statements provided for earlier periods will be required. Allright believes that the display of comprehensive income will only differ from the currently reported net income by the foreign currency translation currently reported in the consolidated statement of stockholders' equity.

RECENT DEVELOPMENTS

Allied Parking. On October 1, 1998, Allright purchased from Allied four leases relating to parking facilities in Manhattan, with maturities ranging from 2006 to 2029 for $14.2 million in cash. Allied agreed to lease to Allright two more lots for 19 years each in exchange for a prepaid lease payment of $4.9 million. Allright also purchased the right to use the "Allied Parking" name for $835,000 in cash.

On November 8, 1998, Allright purchased an additional six leases from Allied Parking with maturities ranging from 1999 to 2008 for $5.1 million cash. Allright also purchased the right to use the "Allied Parking" name associated with these leases for $300,000 in cash.


Merger with Central Parking. On September 21, 1998, the Merger Agreement was signed pursuant to which Allright will merge with Central Parking Sub. The Merger, which is expected to be accounted for as a pooling of interests transaction, is based on an equity purchase price of $564 million, which is subject to adjustment for, and reduction related to, among other things, transaction costs, acquisitions and Allright indebtedness. For purposes of computing the Exchange Ratio, the Central Parking common stock will have a deemed price of $46.00 per share. The Merger remains subject to certain closing conditions, including the expiration of the waiting period under the HSR Act. The Merger is also subject to approval by the shareholders of both Central Parking and Allright at the special meetings. The Merger is anticipated to close in early 1999.



System Conversion. Allright expects that the conversion of all system critical functions will be completed no later than the end of the first calendar quarter of 1999. Management expects this conversion timetable to provide adequate opportunity to fully test and address any unforeseen year 2000 issues. Management believes that the system is operating sufficiently to produce the necessary management reporting needed to operate Allright on a timely basis and that all reporting capabilities will be ready as necessary.

                       PRINCIPAL SHAREHOLDERS OF ALLRIGHT


The table below sets forth certain information regarding the beneficial ownership of Allright common stock, as of December 31, 1998, and as adjusted to reflect the Merger based on an assumed Exchange Ratio of 88.658 (see "The Merger -- General") of (A) each person known to Allright to beneficially own more than 5% of the Allright common stock, (B) each director of Allright, (C) Allright Corporation's chief executive officer and four other most highly compensated executive officers, and (D) all directors of Allright and executive officers of Allright Corporation as a group.



                                                                         ESTIMATED
                                                ALLRIGHT COMMON       CENTRAL PARKING
                                               STOCK BENEFICIALLY      COMMON STOCK
                                                 OWNED PRIOR TO         OWNED AFTER
                                                   MERGER(1)              MERGER
                                               ------------------   -------------------
                                               NUMBER    PERCENT     NUMBER     PERCENT
                                               -------   --------   ---------   -------
AEW Partners, L.P.(2)........................  38,188     48.1%     3,385,671     9.1
Apollo Real Estate Investment Fund II,
  L.P.(3)....................................  38,188      48.1     3,385,671     9.1
Marc L. Davidson(2)..........................       0         *             0       *
Thomas J. Nolan, Jr.(2)......................       0         *             0       *
Michael McGillis(2)..........................       0         *             0       *
William S. Benjamin(3).......................       0         *             0       *
Lee S. Neibart(3)............................       0         *             0       *
Stuart Koenig(3).............................       0         *             0       *
Gregory P. Shay(4)...........................  3,854.5      4.7       341,732       *
Timothy L. Grady(5)..........................     370         *        32,803       *
Peter D. Dane(6).............................     210         *        18,618       *
Monty Stone(7)...............................     210         *        18,618       *
Terry Chen(8)................................     220         *        19,504       *
All directors and executive officers as a
  group (11 persons).........................  4,654.5     5.7%           N/A     N/A


---------------

 *  Indicates less than 1%

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of the date of this joint proxy statement/prospectus that such person or group has the right to acquire within 60 days after such date, or with respect to which such person otherwise has or shares voting or investment power. For purposes of computing beneficial ownership and the percentages of outstanding shares held by each person or group of persons on a given date, shares which such person or group has the right to acquire within 60 days after such date are shares for which such person has beneficial ownership and are deemed to be outstanding for purposes of computing the percentage for such person, but are not deemed to be outstanding for the purpose of computing the percentage of any other person.


(2) Address: c/o AEW Capital Management, L.P., 225 Franklin Street, Boston, MA 02110. Shares of Allright common stock owned by AEW may be deemed beneficially owned by its general partner, AEW/L.P., and by the general partner of AEW/L.P., AEW, Inc. The indicated number of shares of Allright common stock for Messrs. Davidson, Nolan and McGillis does not include shares held by AEW. Messrs. Davidson, Nolan and McGillis, directors of Allright, are employed by AEW or its affiliates, and disclaim beneficial ownership of all shares of Allright common stock not directly held by them.

    Mr. Davidson is expected to be AEW's nominee to the Central Parking Board after consummation of the Merger.

(3) Address: c/o Apollo Real Estate Management II, L.P., 1301 Avenue of the Americas, New York, NY 10019. Shares of Allright common stock owned by Apollo may be deemed beneficially owned by its general partner, Apollo Real Estate Advisors II, L.P. ("AREA II") and by AREA II's general partner, Apollo Real Estate Capital Advisors II, Inc. The indicated number of shares of Allright common stock for Messrs. Benjamin, Neibart and Koenig does not include shares held by Apollo. Messrs. Benjamin, Neibart and Koenig, directors of Allright, are principals of AREA II, the general partner of Apollo, and disclaim beneficial ownership of all shares not directly held by them. Mr. Benjamin is expected to be Apollo's nominee to the Central Parking Board after consummation of the Merger.

(4) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 1,341 shares which have vested and are immediately exercisable as of the date hereof, and options to purchase 1,575 shares which are expected to be vested and exercisable upon consummation of the Merger. Mr. Shay's employment agreement provides that he is entitled to options to purchase an additional 6.25 shares of Allright each month in lieu of salary otherwise due, which options will be immediately vested and exercisable.
(5) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 185 shares of Allright common stock which are currently vested and exercisable and options to purchase 185 shares of Allright common stock which are expected to be vested and exercisable upon consummation of the Merger.
(6) Address: c/o Allright Corporation, 59 Temple Place, Suite 402, Boston MA, 02111. Includes options to purchase 105 shares of Allright common stock exercisable within 60 days from the date hereof.
(7) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 105 shares of Allright common stock exercisable within 60 days from the date hereof.
(8) Address: c/o Allright Corporation, 1313 Main Street, Houston, TX 77002. Includes options to purchase 110 shares of Allright common stock exercisable within 60 days from the date hereof.

                       MANAGEMENT OF ALLRIGHT CORPORATION

EXECUTIVE OFFICERS

NAME                                         AGE   POSITION WITH ALLRIGHT CORPORATION
----                                         ---   ----------------------------------
Gregory P. Shay............................  38    President, Chief Executive Officer
Timothy L. Grady...........................  42    Executive Vice President, Chief
                                                     Operating Officer
Terry Chen.................................  47    Chief Financial Officer
Peter D. Dane..............................  50    Executive Vice President,
                                                   Division Manager, Northeast &
                                                     Canada
Richard Dane...............................  44    Division Manager, West
Monty Stone................................  62    Division Manager, Southwest
Daniel Baldwin.............................  48    Division Manager, Southeast
Daniel McKee...............................  44    Regional Manager

Gregory P. Shay, was named President and CEO of Allright Corporation on March 1, 1997. Mr. Shay joined Allright Corporation from the real estate advisory firm of AEW Capital Management Corporation, where he had worked since 1992 and where he was instrumental in AEW's acquisition of Allright in addition to other acquisitions totaling over $1.5 billion. Prior to joining AEW, Mr. Shay worked for Colony Capital Real Estate Advisors as Vice President -- Acquisitions in 1991; London & Leeds Development Corporation as Regional Vice President, Local Partner from 1987-1991; and JMB Realty Corporation as Vice President, Acquisitions from 1982-1987. Mr. Shay holds a BS in Mechanical Engineering and a BA in Economics from Brown University. Mr. Shay currently serves on Allright's Board of Directors.

Timothy L. Grady, Executive Vice President, oversees Allright Corporation's nationwide administrative operations. These operations include the departments of finance/accounting, human resources, marketing and information systems. Before joining Allright in September 1997, Mr. Grady served as Senior Vice President and Chief Financial Officer for Oshman's Sporting Goods, Inc. Prior to Oshman's, he spent six years at Solo Serve Corporation in several capacities including Senior Vice President and Chief Operating Officer and Vice President of Finance. Mr. Grady holds an MBA from the University of Texas and a BS in Accounting from Texas Lutheran College. He is also a CPA.

Terry Chen, joined Allright Corporation in 1991 as Chief Financial Officer. He is responsible for all activities related to financial analysis, financial reporting, financial administration, internal/external reporting and treasury. Before coming to Allright, he served as CFO at the Children's Hospital at Stanford (Stanford University) and prior to that he worked with the accounting firm of Ernst & Young in Los Angeles, CA. Mr. Chen received a BA at Whittier College in Los Angeles and an MBA from the University of California, Los Angeles. He is also a CPA.

Peter Dane, Executive Vice President and Division Manager, joined Allright Corporation in 1972, after graduating with honors from Harvard College. During his tenure, Mr. Dane has worked as President of Allright's Philadelphia subsidiary, President of the Philadelphia Airport, and as Regional Manager of New England, Canadian, Mid-Atlantic and upstate

New York operations. In 1985 he was promoted to Division Manager of the Northwest United States and of all Canadian operations. Currently, Mr. Dane's division oversees the states of Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio and Pennsylvania and the provinces of Ontario and Quebec. His responsibilities also include acquisition management.

Richard Dane, Division Manager, joined Allright Corporation in 1975 upon graduation from the University of Rhode Island. He was named Division Manager of West Coast Operations in 1989. He oversees the operations of numerous cities in California, Minnesota, Missouri, Nebraska, Washington, and Wisconsin.

Monty Stone, Division Manager, joined Allright in 1969 as Vice President of Houston operations, after having sold his parking business to Allright Corporation. He started his own parking business in 1964 and built his company to include over 50 locations in Houston and San Antonio. Since merging with Allright Corporation, he has lived in Houston serving as Division Manager of operations in the Southwestern United States.

Daniel Baldwin, Division Manager, joined Allright full time after graduation from William Jewell College in 1972. During his career, Mr. Baldwin has served as City Manager in various cities and Regional Manager for the North Central and South Central Regions. He was named Vice President, Southeast Division Manager in 1993 and has his office in Birmingham, Alabama. He oversees 4 regions, which include operations in 31 cities with over 450 locations.

Daniel McKee, Regional Manager, has been with Allright Corporation for 19 years. He oversees Allright Corporation's operations in Arizona, Missouri, Kansas, Colorado, New Mexico, and portions of Texas and Nevada. Mr. McKee sits on the Downtown Denver, Inc. Board of Directors, is a member of the DDI Management Council, and has also received mayoral appointments to serve on various advisory boards and tasks forces.

                       MANAGEMENT OF THE COMBINED COMPANY

DIRECTORS AND EXECUTIVE OFFICERS


The following table sets forth certain information with respect to the expected directors and executive officers of the combined company as of the date of this joint proxy statement/prospectus. Although certain executive officers of Allright are expected to become executive officers of the combined company, such decisions have not been finalized.



NAME                                  AGE      POSITION WITH CENTRAL PARKING
----                                  ---      -----------------------------
Monroe J. Carell, Jr................  67    Chairman of the Board, Chief
                                            Executive Officer
James H. Bond.......................  56    President, Chief Operating Officer,
                                              Director
Stephen A. Tisdell..................  47    Chief Financial Officer
Emanuel J. Eads.....................  47    Executive Vice President
Jeff L. Wolfe.......................  39    Senior Vice President
Alan J. Kahn........................  38    Senior Vice President -- European
                                              Operations
Greg Susick.........................  39    Senior Vice President
William R. Porter...................  44    Senior Vice President
Bijan Eghtedari.....................  38    Senior Vice President
Benjamin F. Parrish, Jr.............  42    Senior Vice President and General
                                              Counsel
Benjamin D. Wolfley.................  38    Vice President and Controller
John W. Eakin(1)(2).................  44    Director
Edward G. Nelson(1).................  66    Director
William C. O'Neil, Jr.(2)...........  64    Director
P.E. Sadler(1)......................  61    Director
Cecil Conlee(2).....................  62    Director
Lowell Harwood......................  68    Director
Lewis Katz..........................  57    Director
William S. Benjamin.................  34    Director
Marc L. Davidson....................  39    Director


---------------

(1) Member of Audit Committee
(2) Member of Compensation Committee

All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Executive officers serve at the discretion of the Board of Directors.

Monroe J. Carell, Jr. has served as Chief Executive Officer and Chairman of the Board of Directors of Central Parking for over 18 years. Mr. Carell has also served as a trustee of Vanderbilt University in Nashville, Tennessee, since 1991 and is a member of the Board of Trust of the Urban Land Institute. Mr. Carell is also a member of the Board of Directors of Prison Realty Trust, a publicly held real estate investment trust, and Vanderbilt University Medical Center.

James H. Bond has been employed by Central Parking since 1971 in various positions including general manager and regional manager. He has served as President, Chief Operating Officer, and a member of the Board of Directors of Central Parking since October 1990.

Stephen A. Tisdell has served as Chief Financial Officer of Central Parking since February 1993. From May 1992 to February 1993 he was President and owner of Tisdell Consulting, an independent financial consulting company. Mr. Tisdell served as Executive Vice President, Treasurer, and Secretary of Maison Blanche, Inc., a retail clothing company from June 1991 until May 1992. From February 1987 until June 1991, he served as Group Vice President -- Finance and Chief Accounting Officer of Service Merchandise Corporation, a nationwide retail goods company.

Emanuel J. Eads has served as Executive Vice President since August 1998 and previously as a Senior Vice President of Central Parking since 1985. Mr. Eads has served in various other positions with Central Parking, including general manager and regional manager, since 1974.

Jeff L. Wolfe has served as a Senior Vice President of Central Parking since May 1994 and has served in various other positions with Central Parking, including general manager and regional manager, since 1988.

Alan J. Kahn has served as Senior Vice President -- European Operations since April 1996 and has served in various other positions with Central Parking, including general manager and regional manager, since 1988.

Greg Susick has served as Senior Vice President since 1996 and has served in various other positions with Central Parking, including general manager and regional manager, since 1989.

William R. Porter has served as Senior Vice President -- Acquisitions since November 1996. From 1991 to 1996, Mr. Porter served as Executive Vice President -- Marketing for Ace Parking, a parking management company.


Bijan Eghtedari has served as a Senior Vice President of Central Parking since November 1998. From June 1990 to November 1998, he served in various other positions with Central Parking, including general manager and regional manager.


Benjamin F. Parrish, Jr. has served as Senior Vice President and General Counsel since August 1998. From 1993 to 1998, Mr. Parrish served as Senior Vice President and General Counsel of Smith & Nephew, Inc., a medical products company.


Benjamin D. Wolfley has served as Vice President -- Controller since February 1998. From 1993 to 1998, Mr. Wolfley served as Chief Financial Officer, Vice President -- Finance and Controller of Kyzen Corporation, a specialty chemical manufacturer. Mr. Wolfley served as Chief Financial Officer -- Controller of Cannon Industries, Inc., an industrial development and venture capital firm, from 1990 to 1993.


John W. Eakin has served as a director of Central Parking since August 1993. Mr. Eakin has been President of Eakin-Smith, Inc., a real estate development and management company, since September 1987. In April 1996, Mr. Eakin merged his company with Highwoods Properties, Inc., an office and industrial real estate investment trust. Mr. Eakin serves as a director of Highwoods Properties, Inc. and has served on the advisory board of First American Bank since 1994. Mr. Eakins is also a member of the Board of Directors of Prison Realty Trust.

Edward G. Nelson has served as a director of Central Parking since August 1993. Mr. Nelson formed Nelson Capital Corp., a merchant banking firm, in 1985, and has served as the President and Chairman of the Board of such firm since its organization. Mr. Nelson serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ClinTrials Research Inc., a clinical research organization; and Berlitz International, Inc., a language services company. Mr. Nelson also serves as a trustee of Vanderbilt University.

William C. O'Neil, Jr. has served as a director of Central Parking since August 1993. Mr. O'Neil serves as a director of each of Advocat Inc., a long-term care facility owner and operator; ATRIX Laboratories, Inc., a drug delivery company; ClinTrials Research Inc., a clinical research organization Sigma Aldrich Corporation, a manufacturer of research chemicals; and American HealthCorp., Inc., a specialty healthcare service company. Mr. O'Neil served as Chairman of the Board, President and Chief Executive Officer of ClinTrials Research Inc. from September 1989 to January 1998.

P.E. Sadler has served as a director of Central Parking since 1996. Mr. Sadler is the Chairman of the Board of ActaMed Corporation, a healthcare technology company that he founded in 1992. In 1979, Mr. Sadler founded MicroBilt Corporation and served as its Chairman and Chief Executive Officer. After MicroBilt was acquired by First Financial Management Corporation in 1989, Mr. Sadler remained as Chairman and Chief Executive Officer until 1991.

Cecil Conlee has served as a director of Central Parking since 1996. Mr. Conlee has served as Chairman of the Board and Chief Executive Officer of CGR Investors, a real estate investment and portfolio management services company, since 1989. Mr. Conlee serves on the Board of Directors of Oxford Industries, Inc., a clothing manufacturer, and Rodamco, N.V., a real estate investment company. Mr. Conlee also serves as a trustee of Cornerstone Properties, Inc., International Council of Shopping Centers and Vanderbilt University. Mr. Conlee is a member and past trustee of the Urban Land Institute, a director of Central Atlanta Progress, and The Southern Center for International Studies.

Lowell Harwood has served as a director of Central Parking since June 1997. Mr. Harwood served as Chairman of the Board and Chief Executive Officer of Square from 1968 until its acquisition by Central Parking in January 1997. Mr. Harwood is past President of the Metropolitan Parking Association of New York and a former Treasurer of the National Parking Association. Mr. Harwood also serves as a Trustee of Kean University and a member of the Foundation Board of Trustees of Christ Hospital.

Lewis Katz has been a director of Central Parking since May 1998. Mr. Katz served as the Chief Executive Officer of Kinney from November 1990 until Central Parking acquired Kinney in February 1998. Mr. Katz serves as a director of Orleans Homebuilders, Inc. (formerly FPA Corporation), a residential real estate development company.

William S. Benjamin is expected to become a director of Central Parking after consummation of the Merger and is a principal of Apollo Real Estate Advisors, L.P. which together with its affiliates, serves as general partner of the Apollo Real Estate Investment Funds, private real estate oriented investment entities. Mr. Benjamin's responsibilities include the acquisition and management of real estate-related investments throughout the United States and Western Europe. Prior to joining Apollo in 1995, he was Vice President in the Real Estate Investment Bank of Bankers Trust. Mr. Benjamin serves as a director of several private operating companies in the U.S. and the United Kingdom.

Marc L. Davidson is expected to become a director of Central Parking after consummation of the Merger and is a Portfolio Manager in AEW's Private Equity Investment Group, with responsibility for approximately $1 billion in client investments. As such, Mr. Davidson assists in evaluating and negotiating new investment opportunities and works with asset managers and real estate operators in executing each asset's business plan. Mr. Davidson joined AEW in 1995, bringing 15 years of experience in real estate consulting, property management and development. Prior to joining AEW, Mr. Davidson worked for five years at Coopers & Lybrand as a Senior Manager in the Real Estate and Reorganization Groups, where his areas of expertise included financial and feasibility analysis, systems and internal control development, deal structuring, investment analysis and evaluation. For the previous 10 years, he served as a Financial Officer at Winthrop Management, The Linpro Company and Charter Development. A Certified Public Accountant, Mr. Davidson is a graduate of Bentley College (B.S.).

                  DESCRIPTION OF CENTRAL PARKING CAPITAL STOCK


Central Parking's authorized capital stock currently consists of 50 million shares of common stock, par value $.01 per share, and 1 million shares of serial Preferred Stock, par value $.01 per share. If the Charter Amendment Proposal is approved by the Central Parking shareholders, the authorized capital stock will be increased to 100 million shares of Central Parking common stock. As of December 24, 1998, there were (i) 29,579,628 shares of Central Parking common stock issued and outstanding, including 271,219 shares subject to further vesting pursuant to restricted stock agreements, (ii) 1,012,521 shares of Central Parking common stock reserved for issuance upon exercise of outstanding options, and (iii) no shares of preferred stock outstanding.


CENTRAL PARKING COMMON STOCK


Each holder of Central Parking common stock is entitled to one vote per share on all matters to be voted on by the shareholders. The Charter does not provide for cumulative voting and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors and to control the resolution of all issues put to a vote of the shareholders. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of the Central Parking common stock. All shares of the Central Parking common stock outstanding upon consummation of the Merger will be validly issued, fully paid, and nonassessable. The shares of Central Parking common stock have the following rights, subject, in each case, to the rights of the holders of any outstanding preferred stock: (i) to receive dividends, if any, as may be declared and paid from time to time by the Central Parking Board, in its discretion, from funds legally available therefore; and (ii) upon liquidation, dissolution, or winding up of Central Parking, to receive pro rata all assets remaining available for distribution.


PREFERRED STOCK


The Central Parking Board may authorize, without further action by Central Parking's shareholders, the issuance of up to 1 million shares of preferred stock in one or more series, and may fix by resolution, to the extent permitted by the TBCA, the terms and rights of each such series, including the voting powers, full or limited, if any, of the shares of such series and the designations, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof. The issuance of preferred stock by action of the Central Parking Board could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock could also, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer, or other takeover attempt. Although the Central Parking Board is required to make a determination as to the best interests of the shareholders of Central Parking when issuing preferred stock, the Central Parking Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in the best interests of Central Parking or in which shareholders might receive a premium for their stock over the then prevailing market price.


CONVERTIBLE TRUST ISSUED PREFERRED SECURITIES

In March 1998, Central Parking created the Trust, which completed a private placement of 4.4 million shares at $25.00 per share of 5.25% convertible Trust Issued Preferred Securities pursuant to an exemption from registration under the Securities Act. The Trust Issued

Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust. Central Parking owns all of the common securities of the Trust. The Trust exists for the sole purpose of issuing the Trust Issued Preferred Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures ("Convertible Debentures") of Central Parking due 2028. The net proceeds to Central Parking from the Trust Issued Preferred Securities private placement were $106.0 million. Each Trust Issued Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.312 per share) and is convertible at the option of the holder thereof into shares of Central Parking common stock at a conversion rate of 0.4545 shares of Central Parking common stock for each Trust Issued Preferred Security (equivalent to $55.00 per share of Central Parking common stock), subject to adjustment in certain circumstances. The Trust Issued Preferred Securities do not have a stated maturity date but are subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures.



Central Parking's consolidated balance sheets reflect the Trust Issued Preferred Securities of the Trust as company-obligated mandatorily redeemable convertible securities of subsidiary holding solely parent debentures.

                   COMPARISON OF RIGHTS OF HOLDERS OF CENTRAL
                 PARKING COMMON STOCK AND ALLRIGHT COMMON STOCK

GENERAL

Central Parking is incorporated under the laws of the State of Tennessee, and the rights of Central Parking shareholders are governed by Tennessee law, including the TBCA, the Central Parking Charter, and Central Parking Bylaws. Allright is incorporated under the laws of the State of Delaware, and the rights of Allright shareholders are governed by Delaware law, including the DGCL, the Certificate of Incorporation of Allright (the "Allright Certificate") and the Allright Bylaws. At the Closing, Allright shareholders will become shareholders in Central Parking, and their rights as Central Parking shareholders will be governed by Tennessee law, and will also be governed by the Central Parking Charter and the Central Parking Bylaws, which differ from the Allright Certificate and the Allright Bylaws. Certain of these differences are summarized below.

The following summary is not intended to be an exhaustive examination or a detailed description of the differences between the rights of Central Parking and Allright shareholders and is qualified in its entirety by reference to Tennessee law, Delaware law, the Central Parking Charter, the Central Parking Bylaws, the Allright Certificate and the Allright Bylaws. Allright shareholders should carefully review the information contained in the Central Parking documents, all of which are on file with the Commission. Copies of the Central Parking Charter and Central Parking Bylaws are available without charge, upon request, from Central Parking. Copies of the Allright Certificate and the Allright Bylaws are available without charge, upon request, from Allright.

DIRECTORS

Size of the Board of Directors. The Central Parking Charter provides that the board of directors shall consist of at least three and no more than 15 directors, the exact number to be fixed by resolution adopted by a majority of the directors then in office. The size of the Central Parking board of directors may be increased beyond fifteen to reflect the rights of the holders of preferred stock, if any. The Central Parking Board currently consists of 9 members and will be expanded to 11 pursuant to certain Allright shareholders' right to designate two members of the board under the Merger Agreement. The Allright Certificate provides that the size of the board of directors shall be as set in the Allright Bylaws. The Allright Bylaws provide that the number of directors constituting the full board of directors shall be at least one and no more than 15, the exact number to be fixed by resolution of the board of directors. The Allright Board currently consists of 7 members.

Meetings of the Board of Directors. The Central Parking Bylaws require the board of directors hold a meeting to elect the officers of Central Parking immediately following the adjournment of an annual meeting of shareholders. Special meetings of the Central Parking Board may be called by the chairman, the president or any two directors. The Allright Bylaws provide that regular meetings of the board of directors may be held without notice or special meetings of the Allright Board may be called by the chairman, the president, or any director.

Removal of Directors. The Central Parking Charter and Central Parking Bylaws provide that one or more or the entire board of directors may be removed at any time for cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock entitled to vote generally in the election of directors (considered for this purpose as one class). The

Central Parking Bylaws define cause with respect to the removal of directors as
(A) any fraudulent or dishonest act or activity by the director or (B) behavior materially detrimental to the business of Central Parking. Pursuant to Delaware law, any director or the entire board of directors of Allright may be removed, with or without cause, by the affirmative vote of a majority of the shares entitled to be voted at an election of directors.


Filling Vacancies on the Board of Directors. Pursuant to the Central Parking Bylaws, newly created directorships resulting from an increase in the number of directors and vacancies occurring in any directorship for any reason, including removal of a director, may be filled by the vote of a majority of the directors remaining in office, even if less than a quorum exists, or by the majority vote of the holders of outstanding shares of stock entitled to vote. The Allright Bylaws provide that vacancies and newly created directorships on the Board of Directors may be filled by a majority of the remaining directors in office.

AMENDMENT OF CONSTITUENT DOCUMENTS

Charter and Certificate of Incorporation. The Central Parking Charter provides that it may be amended consistent with Tennessee law. Tennessee law provides that the board of directors may adopt certain specified amendments to a charter without shareholder approval, otherwise the right to amend a charter is reserved to the shareholders.

The Allright Certificate provides that it may be amended or repealed consistent with Delaware law. Delaware law generally provides that the right to amend a certificate of incorporation is reserved to the shareholders.

Bylaws. The Central Parking Charter and Central Parking Bylaws provide that the Central Parking Bylaws may be amended, added to or repealed either by (i) a majority vote of the shares represented at any duly constituted shareholders meeting or (ii) by a majority vote of the Central Parking Board. The Allright Bylaws specifically provide for amendment or repeal or adoption of new bylaws by the vote of a majority of the outstanding shares entitled to be voted or by a majority of the Allright Board.

SHAREHOLDERS

Shareholders Action by Written Consent. The TBCA and DGCL provide that, unless a corporation's certificate of incorporation or charter provides otherwise, any action that is required to be or may be taken at any annual or special meeting of the shareholders may be taken by a written consent in lieu of a meeting. The Allright Bylaws expressly permit Allright shareholders to act without a meeting pursuant to a written consent. The Central Parking Charter does not preclude shareholders from acting by a written consent in lieu of a meeting, provided that certain preferred stock holders may exercise any special voting rights given to them pursuant to the Central Parking Charter.

Notice of Shareholders Business. Pursuant to the Central Parking Bylaws, only such business shall come before an annual meeting of shareholders as shall have been properly brought before the meeting. A shareholder properly brings business before a meeting by providing the secretary of Central Parking with a written notice not less than 60 nor more than 90 days prior to the meeting date, unless Central Parking shall not have publicly announced the meeting at least 70 days prior to the meeting, in which case the shareholder must provide the written notice not later than the tenth day after the shareholders were notified of the meeting. The Allright Bylaws do not specify the procedure by which a shareholder may bring business before an annual meeting.

Special Meetings of Shareholders. The Central Parking Bylaws provide that a special meeting of the shareholders may be called only by the president or a majority of the board of directors. The Allright Bylaws provide that special meetings of the shareholders may be called by the chairman, the president, any vice president, the secretary, any assistant secretary or by any such officer at the written request of a majority of the Allright Board, or the holders of a majority of issued and outstanding stock entitled to vote at such meeting.

Proxies. The Central Parking Bylaws provide that no proxy shall be valid after the expiration of eleven months from the date of its execution, unless the proxy expressly provides otherwise, while the Allright Bylaws do not specify any such restrictions with respect to proxies.

INDEMNIFICATION AND ELIMINATION OF DIRECTORS' MONETARY LIABILITY FOR BREACH OF DUTY OF CARE

The constituent documents of Central Parking and Allright contain similar provisions limiting the personal liability of directors and providing for the indemnification and payment of expenses of directors and officers to the full extent of the law. See "Description of Central Parking Capital Stock."

ANTI-TAKEOVER MEASURES


Vote Required for Certain Business Combinations. Neither the Central Parking Charter nor the Allright Certificate contains any special voting or other provisions relating to business combinations. However, Tennessee law has certain legislation dealing with this subject.


Prevention of Self-Dealing Transactions. Allright may participate in a transaction with its directors or officers if the material facts are disclosed or known to the Allright Board and a majority of the disinterested directors approve the transaction or the transaction is approved in good faith by a vote of the shareholders of Allright, or the transaction is fair at the time it is authorized, ratified or approved by the Allright Board, a committee of the Board, or the shareholders.

The Central Parking Charter contains no similar provisions.

                                 LEGAL MATTERS


The validity of the shares of Central Parking common stock offered hereby will be passed upon for Central Parking by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee. Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Allright, will deliver an opinion concerning certain federal tax consequences of the Merger.


                                    EXPERTS


The consolidated financial statements of Central Parking Corporation and subsidiaries as of September 30, 1997 and 1998, and for each of the years in the three-year period ended September 30, 1998, have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP, tax advisor to Central Parking will also deliver an opinion concerning certain federal income tax consequences of the Merger.


The consolidated financial statements of Allright Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1997, and for the year ended June 30, 1998, and the period from October 31, 1996 to June 30, 1997, and of the Predecessor Company for the period from July 1, 1996 to October 30, 1996, included herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The consolidated statements of operations, cash flows and stockholder's equity of the Predecessor Company for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and included herein. Such consolidated financial statements are included herein in reliance upon such report giving upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Central Parking files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information filed by Central Parking at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Central Parking's Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at "http://www.sec.gov."


Central Parking filed a Registration Statement on Form S-4 to register with the Commission the Central Parking common stock to be issued to holders of Allright common stock in the Merger. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of Central Parking in addition to being a joint proxy statement of Central Parking and Allright for their respective special meetings. As allowed by Commission rules, this joint proxy statement/prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.



This joint proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the Commission. These documents contain important information about Central Parking and its finances.

CENTRAL PARKING COMMISSION FILINGS (File No. 001-13950)


- Central Parking's Annual Report on Form 10-K for the fiscal year ended September 30, 1998;



- Central Parking's Current Report on Form 8-K dated December 2, 1998 relating to fiscal 1998 preliminary earnings release;


- Central Parking's Current Report on Form 8-K dated December 8, 1998 relating to fiscal 1998 earnings;


- The description of Central Parking's common stock contained in Central Parking's Registration Statement on Form 8-A filed on September 15, 1995.



Central Parking is also incorporating by reference additional documents that it may file with the Commission between the date of this joint proxy statement/prospectus and the date of the Central Parking and Allright special meetings.



Central Parking has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Central Parking, and Allright has supplied all such information relating to Allright.



You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus to vote on the approval and adoption of the Merger Agreement. Neither Central Parking nor Allright has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated
January   , 1999. You should not assume that the information contained in the joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of Central Parking common stock in the Merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
Central Parking Independent Auditors' Report................   F-2
Central Parking Consolidated Balance Sheets as of September
  30, 1997 and 1998.........................................   F-3
Central Parking Consolidated Statements of Earnings for the
  three years ended September 30, 1998......................   F-4
Central Parking Consolidated Statements of Shareholders'
  Equity as of September 30, 1998...........................   F-5
Central Parking Consolidated Statements of Cash Flows for
  the three years ended September 30, 1998..................   F-6
Central Parking Notes to Consolidated Financial
  Statements................................................   F-7
Allright Report of Independent Public Accountants...........  F-35
Allright Consolidated Balance Sheets as of June 30, 1997 and
  1998, and September 30, 1998 (unaudited)..................  F-37
Allright Consolidated Statements of Operations for the year
  ended June 30, 1996 (Predecessor), the period from July 1,
  1996 to October 30, 1996 (Predecessor), the period from
  October 31, 1996 to June 30, 1997 and the year ended June
  30, 1998 (Successor), and the three months ended September
  30, 1997 and 1998 (unaudited)(Successor)..................  F-38
Allright Consolidated Statements of Stockholders' Equity as
  of June 30, 1998, and for the three months ended September
  30, 1998 (unaudited)......................................  F-39
Allright Consolidated Statements of Cash Flows for the year
  ended June 30, 1996 (Predecessor), the period from July 1,
  1996 to October 30, 1996 (Predecessor), the period from
  October 31, 1996 to June 30, 1997 and the year ended June
  30, 1998 (Successor), and the three months ended September
  30, 1997 and 1998 (unaudited)(Successor)..................  F-40
Allright Notes to Consolidated Financial Statements.........  F-41

                          INDEPENDENT AUDITORS' REPORT



THE BOARD OF DIRECTORS


CENTRAL PARKING CORPORATION AND SUBSIDIARIES:



We have audited the accompanying consolidated balance sheets of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Parking Corporation and Subsidiaries as of September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.



                                              KPMG Peat Marwick LLP



Nashville, Tennessee


December 3, 1998

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES



                          CONSOLIDATED BALANCE SHEETS



                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1997         1998
                                                              ---------    ---------
                                                              (AMOUNTS IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
                                       ASSETS
Current assets:
  Cash and cash equivalents.................................  $  9,979     $ 19,840
  Management accounts receivable............................    11,004       17,387
  Accounts and current portion of notes receivable -- other
     (including amounts due from related parties of $544 in
     1997 and $238 in 1998) (Note 3)........................     6,158       11,347
  Prepaid rent and other expenses...........................     9,394       18,167
  Deferred income taxes (Note 12)...........................       911          545
  Prepaid and refundable income taxes.......................     2,154        1,266
                                                              --------     --------
          Total current assets..............................    39,600       68,552
Investments, at amortized cost (fair value $4,962 in 1997
  and $5,355 in 1998) (Note 4)..............................     4,754        5,087
Notes receivable, less current portion (Note 3).............    10,961       25,110
Property, equipment, and leasehold improvements, net (Note
  5)........................................................    79,057      118,176
Contracts and lease rights, net (Note 6)....................     5,021       17,773
Goodwill, net (Notes 2 and 6)...............................    31,863      254,997
Investment in and advances to partnerships and joint
  ventures (Note 7).........................................    56,306       37,344
Other assets (Note 6).......................................     6,452       17,834
                                                              --------     --------
                                                              $234,014     $544,873
                                                              ========     ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital lease
     obligations (Note 8)...................................  $    206     $  2,225
  Accounts payable..........................................    25,097       51,638
  Accrued payroll and related costs.........................     8,256       10,351
  Accrued expenses..........................................     4,020       10,102
  Management accounts payable...............................    10,381       17,415
  Income taxes payable......................................       871          945
                                                              --------     --------
          Total current liabilities.........................    48,831       92,676
Long-term debt and capital lease obligations, less current
  portion (Note 8)..........................................    73,252       60,704
Deferred rent...............................................       186       12,938
Deferred compensation (Note 13).............................     3,048        3,797
Deferred income taxes (Note 12).............................     6,871        2,162
Other liabilities...........................................     4,975        6,892
                                                              --------     --------
          Total liabilities.................................   137,163      179,169
Company-obligated mandatorily redeemable convertible
  securities of subsidiary holding solely parent debentures
  (Note 9)..................................................        --      110,000
Shareholders' equity (Notes 10, 13 and 18):
  Common stock, $0.01 par value; 50,000,000 shares
     authorized, 26,303,592 and 29,569,767 shares issued and
     outstanding in 1997 and 1998, respectively.............       263          296
  Additional paid-in capital................................    32,843      166,740
  Foreign currency translation adjustment...................       193          359
  Retained earnings.........................................    64,122       88,811
  Deferred compensation on restricted stock.................      (570)        (502)
                                                              --------     --------
          Total shareholders' equity........................    96,851      255,704
Commitments and contingencies (Notes 7, 10, 11, 12, 13, 15 &
  18)
                                                              $234,014     $544,873
                                                              ========     ========



          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES



                      CONSOLIDATED STATEMENTS OF EARNINGS



                                                    YEAR ENDED SEPTEMBER 30,
                                                --------------------------------
                                                  1996        1997        1998
                                                --------    --------    --------
                                                     (AMOUNTS IN THOUSANDS,
                                                     EXCEPT PER SHARE DATA)
Revenues:
  Parking.....................................  $109,272    $180,886    $328,285
  Management contract.........................    32,534      39,568      54,890
                                                --------    --------    --------
          Total revenues......................   141,806     220,454     383,175
                                                --------    --------    --------
Costs and expenses:
  Cost of parking.............................    97,686     157,382     280,288
  Cost of management contracts................     9,769      11,793      15,000
  General and administrative..................    17,419      22,507      33,866
  Goodwill and non-compete amortization.......        --         920       7,140
                                                --------    --------    --------
          Total costs and expenses............   124,874     192,602     336,294
                                                --------    --------    --------
          Operating earnings..................    16,932      27,852      46,881
                                                --------    --------    --------
Other income (expenses):
  Interest income.............................     2,303       1,842       2,719
  Interest expense............................        --      (4,582)     (7,373)
  Dividends on company-obligated mandatorily
     redeemable convertible securities of a
     subsidiary trust (Note 9)................        --          --      (3,160)
  Net gains on sales of property and
     equipment................................     1,192       3,137          71
  Equity in partnership and joint venture
     earnings (Note 7)........................       641       4,163       5,086
                                                --------    --------    --------
     Earnings before income taxes.............    21,068      32,412      44,224
Income tax expense (Note 12):
  Current.....................................     6,647      11,842      15,491
  Deferred....................................       585         365       2,123
                                                --------    --------    --------
          Total income taxes..................     7,232      12,207      17,614
                                                --------    --------    --------
          Net earnings........................  $ 13,836    $ 20,205    $ 26,610
                                                ========    ========    ========
Basic earnings per common share (Note 10).....  $   0.54    $   0.78    $   0.96
Diluted earnings per common share (Note 10)...  $   0.53    $   0.77    $   0.94
                                                ========    ========    ========



          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                   FOREIGN                  DEFERRED
                                                    ADDITIONAL    CURRENCY                COMPENSATION
                               NUMBER OF   COMMON    PAID-IN     TRANSLATION   RETAINED   ON RESTRICTED
                                SHARES     STOCK     CAPITAL     ADJUSTMENT    EARNINGS       STOCK        TOTAL
                               ---------   ------   ----------   -----------   --------   -------------   --------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at September 30,
  1995.......................   23,058      $231     $  8,069       $ 51       $33,009        $  --       $ 41,360
  Net earnings...............       --        --           --         --        13,836           --         13,836
  Issuance of common stock
    net of offering costs....    2,798        28       19,986         --            --           --         20,014
  Issuance under restricted
    stock plan...............      272         3        2,582         --            --         (705)         1,880
  Common stock dividends $.05
    per share................       --        --           --         --        (1,396)          --         (1,396)
  Exercise of stock options
    and related tax
    benefits.................       88        --        1,023         --            --           --          1,023
  Amortization of deferred
    compensation.............       --        --           --         --            --           68             68
  Foreign currency
    translation adjustment...       --        --           --          8            --           --              8
                                ------      ----     --------       ----       -------        -----       --------
Balance at September 30,
  1996.......................   26,216      $262     $ 31,660       $ 59       $45,449        $(637)      $ 76,793
                                ------      ----     --------       ----       -------        -----       --------
  Net earnings...............       --        --           --         --        20,205           --         20,205
  Issuance under restricted
    stock plan...............       --        --           46         --            --           --             46
  Common stock dividends $.06
    per share................       --        --           --         --        (1,532)          --         (1,532)
  Exercise of stock options
    and related tax
    benefits.................       88         1        1,137         --            --           --          1,138
  Amortization of deferred
    compensation.............       --        --           --         --            --           67             67
  Foreign currency
    translation adjustment...       --        --           --        134            --           --            134
                                ------      ----     --------       ----       -------        -----       --------
Balance at September 30,
  1997.......................   26,304      $263     $ 32,843       $193       $64,122        $(570)      $ 96,851
                                ------      ----     --------       ----       -------        -----       --------
  Net earnings...............       --        --           --         --        26,610           --         26,610
  Issuance of common stock
    for acquisitions.........    1,006        10       42,528         --            --           --         42,538
  Issuance of common stock
    net of offering and
    issuance costs...........    2,138        21       89,074         --            --           --         89,095
  Issuance under restricted
    stock plan...............        3        --          129         --            --           --            129
  Issuance under Employee
    Stock Ownership Plan.....       67         1          926         --            --           --            927
  Common stock dividends $.06
    per share................       --        --           --         --        (1,921)          --         (1,921)
  Exercise of stock options
    and related tax
    benefits.................       52         1        1,240         --            --           --          1,241
  Amortization of deferred
    compensation.............       --        --           --         --            --           68             68
  Foreign currency
    translation adjustment...       --        --           --        166            --           --            166
                                ------      ----     --------       ----       -------        -----       --------
Balance at September 30,
  1998.......................   29,570      $296     $166,740       $359       $88,811        $(502)      $255,704
                                ======      ====     ========       ====       =======        =====       ========



          See accompanying notes to consolidated financial statements.

                  CENTRAL PARKING CORPORATION AND SUBSIDIARIES



                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                  YEAR ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1996        1997        1998
                                                              --------    --------    ---------
                                                                   (AMOUNTS IN THOUSANDS)
Cash flows from operating activities:
  Net earnings..............................................  $ 13,836    $ 20,205    $  26,610
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation............................................     2,500       4,049        5,430
    Amortization of goodwill and non-compete agreements.....        --         920        7,140
    Amortization of contract and lease rights, straight-line
      rent, deferred financing fees and other...............       920       1,530        2,713
    Equity in partnership and joint venture earnings........      (641)     (4,163)      (5,086)
    Distributions from partnerships and joint ventures......     1,023       2,920        4,314
    Net gains on sales of property and equipment............    (1,192)     (3,137)         (71)
    Deferred income taxes...................................       585         365        2,123
    Changes in operating assets and liabilities, excluding
      effects of acquisitions:
      Management accounts receivable........................    (2,211)     (2,117)        (538)
      Notes and accounts receivable -- other................     5,179      (1,820)        (467)
      Prepaid expenses......................................      (749)     (3,266)      (6,753)
      Prepaid and refundable income taxes...................        --        (533)         888
      Other assets..........................................    (3,277)      1,429          908
      Accounts payable, accrued expenses, and deferred
        compensation........................................       730       5,867        9,887
      Management accounts payable...........................     2,156         (68)       6,017
      Income taxes payable..................................      (872)        178       (2,970)
                                                              --------    --------    ---------
        Net cash provided by operating activities...........    17,987      22,359       50,145
                                                              --------    --------    ---------
Cash flows from investing activities:
  Proceeds from sales of property and equipment.............     1,467      12,529          596
  Purchase of property, equipment, and leasehold
    improvements............................................   (16,684)     (6,261)     (25,593)
  Investments in notes receivable, net......................    (2,283)       (345)          --
  Purchase of assets held for resale........................        --     (45,962)          --
  Proceeds from sale of assets held for resale..............        --      45,962           --
  Purchase of contract rights...............................      (300)        (45)          (4)
  Investments in and advances to partnerships, joint
    ventures and unconsolidated subsidiaries................    (1,562)    (47,715)        (224)
  Acquisitions of companies, net of cash acquired...........        --     (49,963)    (213,612)
  Proceeds from maturities and calls of investments.........       151         330          374
  Purchase of investments...................................      (388)       (601)        (707)
                                                              --------    --------    ---------
        Net cash used by investing activities...............   (19,599)    (92,071)    (239,170)
                                                              --------    --------    ---------
Cash flows from financing activities:
  Dividends paid............................................    (1,046)     (1,488)      (1,871)
  Net borrowings under revolving credit agreement, net of
    issuance costs..........................................        --      70,352      (24,360)
  Proceeds from issuance of company-obligated mandatorily
    redeemable securities, net of issuance costs............        --          --      106,477
  Proceeds from issuance of notes payable, net of issuance
    costs...................................................        --          --       99,700
  Principal repayments on notes payable.....................        --     (19,096)    (102,903)
  Distribution of debt proceeds from partnerships and joint
    ventures................................................        --          --       30,285
  Proceeds from issuance of common stock and exercise of
    stock options, net......................................    21,037       1,184       91,392
                                                              --------    --------    ---------
        Net cash provided by financing activities...........    19,991      50,952      198,720
                                                              --------    --------    ---------
Foreign currency translation................................         8         134          166
                                                              --------    --------    ---------
Net increase (decrease) in cash and cash equivalents........    18,387     (18,626)       9,861
Cash and cash equivalents at beginning of period............    10,218      28,605        9,979
                                                              --------    --------    ---------
Cash and cash equivalents at end of period..................  $ 28,605    $  9,979    $  19,840
                                                              --------    --------    ---------
Non-cash transactions:
  Exchange of properties, net of cash.......................  $  2,644    $     --    $      --
  Note receivable on property sale..........................  $     --    $ 10,225    $      --
  Issuance of stock in acquisitions.........................  $     --    $     --    $  42,538
  Issuance of restricted stock..............................  $  1,880    $     --    $     130
                                                              --------    --------    ---------
Effects of acquisitions:
  Estimated fair value of assets acquired...................              $ 72,950    $  93,281
  Purchase price in excess of the net assets acquired
    (goodwill)..............................................                32,713      231,134
  Estimated fair values of liabilities assumed..............               (49,144)     (61,793)
  Common stock issued.......................................                    --      (42,538)
                                                                          --------    ---------
  Cash paid.................................................              $ 56,519    $ 220,084
  Less cash acquired........................................                (6,556)      (6,472)
                                                                          --------    ---------
        Net cash paid for acquisitions......................              $ 49,963    $ 213,612
                                                                          ========    =========



          See accompanying notes to consolidated financial statements

                          CENTRAL PARKING CORPORATION



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:



  (a) Organization



Central Parking Corporation ("CPC") is a United States company chartered in the State of Tennessee. The consolidated financial statements include accounts of Central Parking Corporation and its subsidiaries (the "Company" or "Central Parking") including Central Parking System, Inc. ("CPS") and its wholly-owned U.S. subsidiaries; Kinney System Holdings, Inc. and its wholly owned subsidiaries; Central Parking System of the United Kingdom, Ltd. and its wholly-owned subsidiary ("CPS-UK"); and Central Parking System Realty, Inc. and its wholly-owned subsidiaries ("Realty"). Central Parking Finance Trust was established during the year ended September 30, 1998. All significant inter-company transactions have been eliminated.



The Company provides parking consulting services and manages parking facilities throughout the world, principally in the United States and United Kingdom. The Company manages and operates owned or leased parking facilities, manages and operates parking facilities owned or leased by third parties, and provides financial and other advisory services to clients.



  (b) Revenues



Parking revenues include the parking revenues from leased and owned locations. Management contract revenues represent revenues (both fixed fees and additional payments based upon parking revenues) from facilities managed for other parties, and miscellaneous management fees for accounting, insurance and other ancillary services such as consulting and transportation management services. Parking and management contract revenues are recognized when earned.



Total managed, leased and owned parking revenues, representing gross revenues processed by the Company, including the revenues of facilities managed by the Company for other parties, was $457 million, $583 million, and $846 million for the years ended September 30, 1996, 1997 and 1998, respectively.



Management accounts payable reflected on the accompanying consolidated balance sheets is reflected net of cash of $5,348,000 and $6,510,000 at September 30, 1997 and 1998, respectively. Such cash balances belong to the owners of the various managed facilities, but they are held by the Company and are used to pay expenses of the managed facilities and ultimately to settle the balance due to the owners of the managed facilities.



  (c) Cash and Cash Equivalents



For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, in banks, and short-term, highly liquid investments which include investments with original maturities of three months or less.

                          CENTRAL PARKING CORPORATION

  (d) Investments



Investment securities consist of debt obligations of states and political subdivisions and are classified into one of three categories, as follows: (i) held-to-maturity debt securities, (ii) trading securities, and (iii) securities available-for-sale. Classification of a debt security as held-to-maturity is based on the Company's positive intent and ability to hold such security to maturity. Such securities are stated at amortized cost adjusted for amortization of premiums and accretion of discounts, unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of such security is written down to fair value and the amount of the write-down is reflected in earnings. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading account securities, which are valued at fair value with the unrealized gains and losses included in earnings. Securities classified as available-for-sale are reported at fair value with the unrealized gains and losses excluded from earnings and reported, net of tax, in shareholders' equity. At September 30, 1997 and 1998, all of the Company's investment securities were classified as held-to-maturity.



  (e) Property, Equipment, and Leasehold Improvements



Property, equipment, computer software, computer hardware, and leasehold improvements are recorded at cost. Depreciation is provided principally on a straight-line basis over a period of five to ten years for furniture, fixtures, and equipment, over three years for computer software, over five years for computer hardware, over the remaining lives of the corresponding leases for leasehold improvements, and over thirty years for buildings. Accelerated depreciation is used for income tax purposes.



  (f) Investment in Partnerships and Joint Ventures



Investment in general and limited partnerships and joint ventures are accounted for using the equity method of accounting. The Company has a number of joint ventures to operate and develop parking garages through either corporate joint ventures, general partnerships, limited liability companies, or limited partnerships. The financial results of the Company's joint ventures are accounted for under the equity method and are included in equity in partnership and joint venture earnings in the accompanying consolidated statements of earnings.



  (g) Contract Rights



Contract rights consist of capitalized payments made to third-party parking service companies pursuant to agreements which provide the Company the opportunity to manage or lease facilities owned, leased or previously managed by such companies. Contract rights are allocated among respective locations and are amortized on a straight-line basis over the terms of related agreements which range from five to ten years.



  (h) Goodwill



Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, ranging from

                          CENTRAL PARKING CORPORATION

5-30 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.



  (i) Other assets



Other assets is comprised of a combination of the cash surrender value of key man life insurance policies, security deposits, key money deposits with clients, deferred issuance costs related to the sale of Preferred Securities discussed in
Note 9, deferred debt issuance costs related to the Company's credit facilities, and non-compete agreements. Key money represents deposits and prepayments tendered to clients at the inception of long-term relationships, and is amortized over the life of the applicable lease. Non-compete agreements are amortized over the life of the agreement, or economic useful life whichever is shorter. Deferred issuance costs related to the Preferred Securities are amortized over the 30 year life of the underlying subordinated debentures. Deferred debt issuance costs are amortized over the life of the related debt.



  (j) Lease Transactions and Related Balances



The Company accounts for operating lease obligations on a straight-line basis. Contingent or percentage payments are recognized when operations indicate such amounts will be payable. Lease obligations paid in advance are included in prepaid rent and other expenses. The difference between actual lease payments and straight-line lease expenses over the lease term is included in accrued expense or deferred rent, as appropriate.



In connection with its acquisitions, the Company revalued certain leases to estimated fair market value at the time of the respective acquisition. Favorable operating leases of entities acquired represent the present value of the excess of the current market rental over the contractual lease payments. Unfavorable operating leases of entities acquired represent the present value of the excess of the contractual lease payments over the current market rental. Such write-ups and write-downs are amortized on a straight-line basis over the remaining life of the underlying lease, or 30 years, whichever is shorter. Favorable and unfavorable lease rights are reflected on the accompanying consolidated balance sheets in contract and lease rights and other liabilities, respectively.



  (k) Impairment of Long-Lived Assets



The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", on October 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying

                          CENTRAL PARKING CORPORATION
amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



The Company periodically reviews the carrying value of long-lived assets, including goodwill, contract and lease rights, and non-compete agreements, to determine if the net book values of such assets continue to be recoverable over the remainder of the original estimated useful life. In performing this review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the estimated diminution of value. Since the assets involved are held and used in the operations of the Company, consideration is also given to actions or remediations the Company might take in order to achieve the original estimates of cash flows. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.



  (l) Income Taxes



The Company files a consolidated federal income tax return. The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Work opportunity tax credits are accounted for by the flow-through method, which recognizes the credits as reductions of income tax expense in the year utilized. The Company does not provide for federal income taxes on the accumulated earnings considered permanently reinvested in foreign subsidiaries.



  (m) Preopening Expenses



The direct and incremental costs of hiring and training personnel associated with the opening of new parking facilities and the associated internal development costs are expensed as incurred.



  (n) Per Share and Share Data



Effective October 1, 1997, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 128, ("SFAS No. 128"), "Earnings Per Share." Statement 128 replaced the previously reported primary and fully diluted earning per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in

                          CENTRAL PARKING CORPORATION
the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated in accordance with SFAS No. 128. All share and earnings per share data included herein have been adjusted for a recapitalization of shares in October 1995, the three-for-two stock split completed in March 1996 and the three-for-two stock split completed in December 1997.



  (o) Foreign Currency Translation



The financial position and results of operations of the Company's foreign subsidiaries and equity method joint ventures are measured using local currency as the functional currency. Translation adjustments arising from the differences in exchange rates from period to period are included in the currency translation adjustment in shareholders' equity.



  (p) Fair Value of Financial Instruments



The Company discloses the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate the value. Fair value disclosures exclude certain financial instruments such as trade receivables and payables when carrying values approximate the fair value. Fair value disclosures are not required for employee benefit obligations, lease contracts, and all non-financial instruments such as land, buildings and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 1998. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the fair value disclosure requirements.



  (q) Stock Option Plan



The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board opinion No. 25 ("APB No. 25") Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.



  (r) Business Concentration



Approximately 34% of the Company's total parking spaces managed, owned or leased at September 30, 1998 and approximately 67% of total Company revenues for the year then ended were attributable to parking and management contract operations geographically located in the Northeastern and Mid-Atlantic areas of the United States.



  (s) Risk Management



The Company is self insured up to certain maximum losses for liability, health and workers' compensation claims. The accompanying consolidated balance sheets reflect the estimated losses related to such risks.

                          CENTRAL PARKING CORPORATION

  (t) Use of Estimates



Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.



  (u) New Accounting Pronouncements



In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". This pronouncement is effective for fiscal years beginning after December 15, 1997 and requires the reporting of comprehensive income within the financial statements. The Company will adopt SFAS 130 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.



In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which supersedes SFAS No. 14. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of the Company's consolidated financial statements.



In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which amends SFAS Nos. 87, 88, and 106. This pronouncement is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 132 in fiscal 1999. Management does not anticipate that the pronouncement will significantly impact the presentation of Central Parking's consolidated financial statements.



In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supercedes SFAS Nos. 80, 105, and 119. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is evaluating the impact on Central Parking's consolidated financial statements.



  (v) Reclassifications



Certain prior year amounts have been reclassified to conform to the current year presentation.



(2) ACQUISITIONS



The Company's acquisitions over the last two years, all of which were accounted for under the purchase method of accounting, are as follows:



     Civic Parking LLC. On December 31, 1996, the Company purchased for cash, Civic Parking LLC ("Civic"), which owns four parking garages in St. Louis:
     Kiener East, Kiener West, Stadium East and Stadium West. The four garages had previously been operated by Central Parking under management agreements. The purchase price was

                          CENTRAL PARKING CORPORATION
     approximately $91.0 million, which was financed through working capital and $67.2 million of borrowings under the Company's credit facilities. Of the $91.0 million, $46.0 million was held for resale to a joint venture partner and $45.0 was recorded as an investment in joint ventures. The transaction was accounted for using the purchase method. The estimated fair value of the garages at the date of the acquisition approximated the purchase price and, accordingly, management has allocated the purchase price to the land and buildings acquired.



     On April 16, 1997 the Company consummated the sale of 50% of Civic to its joint venture partner, an affiliate of Equity Capital Holdings, LLC, for $46.0 million in cash. No gain or loss was recognized on the sale of the 50% interest. The Company accounts for the remaining interest in Civic under the equity method. Such results are included in the accompanying consolidated financial statements from December 31, 1996. Central Parking continues to operate these garages pursuant to a lease and operating agreement with Civic.



     Square Industries, Inc. On January 18, 1997, Central Parking completed a cash tender to acquire all of the outstanding shares of Square Industries, Inc. ("Square") for $54.8 million, including transaction fees and other related expenses. In addition, Central Parking assumed $23.2 million of existing Square debt. As of September 30, 1997, the Company refinanced $18.9 million of the debt assumed from Square through a draw on the Company's credit facilities.



     Square operated facilities primarily in the northeast. The Square acquisition was accounted for using the purchase method and, accordingly, the results of operations of Square have been included in the Company's consolidated financial statements from January 18, 1997. The purchase price has been allocated to Square's assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired of $29.3 million is being amortized on a straight-line basis over 25 years.



     Car Park Corporation. On May 29, 1997, the Company acquired for cash certain assets and leases of Car Park Corporation ("Car Park") for $3.5 million; consisting of parking facilities in the San Francisco metropolitan area. The acquisition was accounted for as a purchase, and, accordingly, the results of operations of Car Park have been included in the Company's consolidated financial statements from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $3.3 million is being amortized on a straight-line basis over 25 years.



     Diplomat Parking Corporation. On October 1, 1997, Central Parking acquired the stock and certain assets of Diplomat Parking Corporation ("Diplomat") for approximately $22.2 million in cash and notes payable. Diplomat operated parking facilities located primarily in Washington, D.C. and Baltimore, Maryland. The acquisition was accounted for as a purchase, and accordingly, the results of operations of Diplomat have been included in the Company's consolidated financial statements from the date of acquisition. The excess of purchase price over the fair value of the net assets acquired of $20.7 million is being amortized on a straight-line basis over 25 years.

                          CENTRAL PARKING CORPORATION

     Kinney System Holding Corp. On February 12, 1998, Central Parking acquired Kinney System Holding Corp ("Kinney"), a privately held company headquartered in New York City. In addition to facilities in New York City, Kinney increased Central Parking's presence in a number of other major metropolitan areas such as Boston, Philadelphia and Washington, D.C. and broadened the Company's geographic coverage in the following nine states:
     Connecticut, Florida, Kentucky, Maryland, Massachusetts, New Hampshire, New York, Pennsylvania, and Virginia.



     Consideration for the Kinney acquisition was approximately $208.8 million, including $171.8 million in cash, including transaction fees and related expenses, and $37.0 million (882,422 shares) in Central Parking common stock. In connection with this transaction, Central Parking assumed $10.3 million in capital leases, refinanced $24.2 million in existing Kinney debt and assumed $4.6 million of Kinney debt.



     The Kinney acquisition was accounted for using the purchase method, and accordingly, the results of operations of Kinney have been included in the Company's consolidated financial statements from February 12, 1998. The excess of purchase price over the fair value of the net assets acquired of $197.6 million is being amortized on a straight-line basis over 30 years.



     In connection with the Kinney acquisition, the remaining 50% interest in Spectrum Parking Associates ("Spectrum") was acquired for $3.6 million. The acquisition was accounted for as a purchase and the results of operations are included from February 13, 1998. The excess of purchase price over the fair value of net assets acquired of $2.2 million is being amortized on a straight-line basis over 18 years.



     Central Parking System of Louisiana, Inc. Central Parking has historically owned 50% of Central Parking System of Louisiana, Inc ("CPS-Louisiana") and on March 30, 1998 purchased the remaining 50% from Property Service Corporation for $2.5 million in Central Parking common stock (52,631 shares). The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to CPS-Louisiana's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $2.5 million is being amortized on a straight-line basis over 5 years.



     Turner Parking System, Inc. On April 1, 1998, Central Parking purchased substantially all of the assets of Turner Parking System, Inc.("Turner"), a privately-held parking company headquartered in Dallas, Texas, for $3.8 million, including $3.0 million in cash and $800,000 (16,842 shares) in Central Parking common stock. Turner operated parking facilities in Texas, Florida, California, Georgia and Washington, D.C. The results of operations are included in the Company's consolidated financial statements from April 1, 1998. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to Turner's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $3.7 million is being amortized on a straight-line basis over 10 years.



     Sterling Parking, Inc. On July 1, 1998, Central Parking purchased substantially all of the assets of Sterling Parking, Inc. ("Sterling"), a privately-held parking company headquartered in Atlanta, Georgia for $4.3 million, including $2.1 million in cash,

                          CENTRAL PARKING CORPORATION
     including transaction fees and other related expenses, and $2.2 million (54,358 shares) in Central Parking common stock. Sterling operated parking facilities in Georgia, Florida, Virginia, California, and Kentucky. The results of operations are included in the Company's consolidated financial statements from July 1, 1998. The acquisition was accounted for as a purchase and, accordingly, the purchase price has been allocated to Sterling's assets and liabilities. The excess of purchase price over fair value of net assets acquired of $4.5 million is being amortized on a straight-line basis over 10 years.



The following unaudited pro forma condensed results of operations give effect to the acquisition of Square, Civic Parking, Car Park, Diplomat, Kinney, CPS-Louisiana, Turner and Sterling as if such transactions had occurred at the beginning of each period presented (in thousands except for earnings per share):



                                                  TWELVE MONTHS ENDED
                                                     SEPTEMBER 30,
                                                 ----------------------
                                                   1997          1998
                                                 --------      --------
Total revenues.................................  $403,657      $435,898
Earnings before income taxes...................    17,045        39,938
Net earnings...................................     7,637        22,926
Basic earnings per share.......................  $   0.28      $   0.81
Basic weighted average common shares
  outstanding..................................    26,943        28,216
Diluted earnings per share.....................  $   0.28      $   0.80
Diluted weighted average common shares
  outstanding..................................    27,282        28,685



The foregoing unaudited proforma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of interest expense on debt incurred to finance the acquisitions and amortization of goodwill over 5 to 30 years. The unaudited proforma amounts do not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they indicative of the results of future combined operations. The pro forma results of operations for the year ended September 30, 1997 and 1998 do not reflect certain operational and financial combination benefits which, in management's opinion, are the direct result of the Square and Kinney acquisitions. Such estimated amounts total $1.2 million for Square and $5.6 million for Kinney for the year ended September 30, 1997 and $2.1 million for Kinney for the year ended September 30, 1998. Had such amounts been reflected in the pro forma results of operations for the years ended September 30, 1997 and 1998, respectively, the pro forma net earnings would have been $11.5 million and $24.1 million. Pro forma basic earnings per common share would have been $0.43 and $0.85, respectively, and pro forma diluted earnings per common share would have been $0.42 and $0.84, for the years ended September 30, 1997 and 1998, respectively.



(3) NOTES RECEIVABLE



The Company sold a parking garage in July 1997. As part of the sale, the Company received $3 million in cash and a note for $10.2 million secured by a mortgage. The note is a balloon note, with principal due in full on or before July 7, 2000. The note requires quarterly interest payments at 8.25%. The Company recognized a gain of $3.1 million on this sale, which is

                          CENTRAL PARKING CORPORATION
included in net gains on sales of property and equipment in the accompanying consolidated statement of earnings.



In connection with the Kinney acquisition, the Company acquired a note receivable from the City of New York (the "City") related to two parking garages which were built on behalf of the City. The Company also has a long-term management agreement to operate the parking garages. Amounts advanced for the construction of the garages were recorded as a note receivable and are being repaid by the City in monthly installments of $156,000 including interest at 8.0% through December 2007. In connection with the purchase, the note receivable was recorded at estimated fair value. At September 30, 1998, the carrying value of the note was $12.3 million.



The remainder of notes receivable consist of miscellaneous amounts at both September 30, 1997 and 1998.



(4) INVESTMENTS



The amortized cost, gross unrealized gains, gross unrealized losses, and approximate fair values for such securities are presented as follows (in thousands):



                                                       SEPTEMBER 30,
                                                     ------------------
                                                      1997        1998
                                                     ------      ------
Amortized cost.....................................  $4,754      $5,087
Unrealized gains...................................     213         276
Unrealized losses..................................       5           8
                                                     ------      ------
  Fair value.......................................  $4,962      $5,355
                                                     ======      ======



The amortized cost and approximate fair value of debt securities at September 30, 1998 by average estimated maturity are shown below (in thousands):



                                                 AMORTIZED
                                                   COST         FAIR VALUE
                                                 ---------      ----------
Due in one year or less........................   $  614          $  663
Due after one year through five years..........    1,372           1,419
Due after five years through ten years.........    1,803           1,909
Due after ten years............................    1,298           1,364
                                                  ------          ------
          Total securities.....................   $5,087          $5,355
                                                  ======          ======

                          CENTRAL PARKING CORPORATION

(5) PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS



A summary of property, equipment, and leasehold improvements and related accumulated depreciation and amortization is as follows (in thousands):



                                                      SEPTEMBER 30,
                                                  ---------------------
                                                   1997          1998
                                                  -------      --------
Leasehold improvements..........................  $10,537      $ 15,005
Buildings.......................................   13,573        17,114
Garage and other operating equipment............   10,805        19,734
Furniture and fixtures..........................    3,519         3,657
Capital leases..................................       --         3,027
Aircraft........................................    3,955         4,250
                                                  -------      --------
                                                  $42,389      $ 62,787
Less accumulated depreciation and
  amortization..................................   15,722        19,394
                                                  -------      --------
                                                   26,667        43,393
Land............................................   52,390        74,783
                                                  -------      --------
Property, equipment and leasehold improvements,
  net...........................................  $79,057      $118,176
                                                  =======      ========



(6) INTANGIBLE AND OTHER ASSETS



  (a) Contract and Lease Rights



The Company and its subsidiaries manage certain parking facilities which are owned, leased or managed by an unrelated parking services company. Pursuant to these arrangements, the Company made an initial payment and guarantees additional annual payments through the term of the respective agreement. Such additional payments are included in the future minimum payments discussed (Note
11). Such additional payments may increase in the event parking revenues exceed certain thresholds over the term of the agreement. In the event of a location termination, the guaranteed additional annual payments referred to above are to be reduced on a predetermined basis.



Contract and lease rights and accumulated amortization are as follows (in thousands):



                                                       SEPTEMBER 30,
                                                    -------------------
                                                     1997        1998
                                                    ------      -------
Contract rights...................................  $9,026      $ 8,984
Lease rights......................................      --       14,284
Less accumulated amortization.....................   4,005        5,495
                                                    ------      -------
Contract and lease rights, net....................  $5,021      $17,773
                                                    ======      =======

                          CENTRAL PARKING CORPORATION

  (b) Goodwill



Goodwill at September 30, 1997 and 1998 consists of (in thousands):



                                                      SEPTEMBER 30,
                                                  ---------------------
                                                   1997          1998
                                                  -------      --------
Excess of purchase price over net assets
  acquired......................................  $32,713      $262,705
Less accumulated amortization...................      850         7,708
                                                  -------      --------
Goodwill, net...................................  $31,863      $254,997
                                                  =======      ========



  (c) Other assets



Included in other assets are unamortized balances related to non-competition agreements of $875,000 at September 30, 1997 and $1.8 million at September 30, 1998.



(7) INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS AND JOINT VENTURES



The following tables reflect the financial position and results of operations for the partnerships and joint ventures as of September 30, 1997 and 1998, and for the three years ended September 30, 1998 (in thousands):



                                      INVESTMENT IN AND
                                     ACCUMULATED LOSSES        ADVANCES TO
                                     IN PARTNERSHIPS AND    PARTNERSHIPS AND
                                       JOINT VENTURES        JOINT VENTURES
                                     -------------------    -----------------
                                       1997       1998       1997      1998
                                     --------   --------    -------   -------
Civic Parking, LLC.................  $45,421    $14,907     $   --    $   --
Commerce Street Joint Venture......     (868)      (872)       743       721
Larimer Square Parking
  Associates.......................    1,015      1,007      2,394     2,212
12 West 48th Street, LLC...........       --      8,585         --        --
Lodo Parking Garage................    1,270      1,230         --        --
Arizona Stadium Parking Garage
  LLC..............................    1,500      1,505         --        --
CPS Mexico.........................      472        976      2,103     2,313
Other..............................    1,919      4,760        337        --
                                     -------    -------     ------    ------
                                     $50,729    $32,098     $5,577    $5,246
                                     =======    =======     ======    ======

                          CENTRAL PARKING CORPORATION

                                     EQUITY IN
                                 PARTNERSHIPS AND           JOINT VENTURE
                              JOINT VENTURES EARNINGS           DEBT
                             -------------------------    -----------------
                             1996     1997       1998      1997      1998
                             ----   ---------   ------    -------   -------
Civic Parking, LLC.........  $ --    $2,877     $2,383    $    --   $59,709
Commerce Street Joint
  Venture..................   400       504        602      7,606     7,346
Larimer Square Parking
  Associates...............    22        59        103      3,554     3,334
12 West 48th Street, LLC...    --        --        548         --        --
Lodo Parking Garage........    77       126        145         --        --
Arizona Stadium Parking
  Garage LLC...............    --        --        230      1,800     1,976
CPS Mexico.................   153       514        505         --        --
Other......................   (11)       83        570      4,524     4,481
                             ----    ------     ------    -------   -------
                             $641    $4,163     $5,086    $17,484   $76,846
                             ====    ======     ======    =======   =======



  (a) Civic Parking, LLC



As explained in Note 2, the Company acquired its 50% joint venture ownership in Civic Parking during the fiscal year ended September 30, 1997. The Company's results of operations include 50% of Civic Parking's net earnings from January 1, 1997 to September 30, 1997, and the net earnings from October 1, 1997 to September 30, 1998. The four parking garages are located in St. Louis, Missouri and contain retail spaces.



In March 1998, Civic obtained financing with a financial institution for $60 million. Civic distributed the loan proceeds to its shareholders, and as a result, Central Parking received net proceeds of $30.3 million from this transaction, which reduced the Company's carrying value of its investment in partnerships and joint ventures. Unaudited summary information for Civic Parking is as follows (in thousands):



                                                      SEPTEMBER 30,
                                                  ---------------------
                                                   1997          1998
                                                  -------      --------
Financial position:
     Land, property and equipment, net..........  $90,925      $ 89,124
     Cash.......................................    1,669         1,662
     Other assets...............................      175           108
     Liabilities................................     (768)      (60,932)
                                                  -------      --------
Net assets......................................  $92,001      $ 29,962
                                                  =======      ========

                          CENTRAL PARKING CORPORATION

                                              JANUARY 1,        YEAR ENDED
                                           TO SEPTEMBER 30,    SEPTEMBER 30,
                                                 1997              1998
                                           ----------------    -------------
Results of operations:
  Revenue................................       $7,668            $ 9,241
  Cost of operations.....................        2,458              4,649
                                                ------            -------
Net earnings.............................       $5,210            $ 4,592
Distributions to Central Parking.........       $3,680            $32,910
                                                ======            =======



  (b) Commerce Street Joint Venture



Realty has a 50% interest in a joint venture that owns a parking complex in Nashville, Tennessee. The complex consists of the original parking garage and retail space (the "Original Facility") and an addition to the parking garage (the "Addition") constructed several years after the completion of the Original Facility.



The joint venture financed the Original Facility with industrial development bonds in the original principal amount of $8,600,000 (the "Series A Bonds") issued by The Industrial Development Board of the Metropolitan Government of Nashville and Davidson County (the "Metro IDB"). The Metro IDB holds title to the Original Facility, which it leases to the joint venture under a lease expiring in 2016. The lease of the Original Facility obligates the venture to make lease payments corresponding to principal and interest payable on Series A Bonds and provides the venture with an option to purchase the Original Facility at any time by paying the amount due under the Series A Bonds and making a nominal purchase payment to the Metro IDB. The joint venture refinanced the Series A Bonds in 1994 to achieve more favorable interest rate terms. The outstanding principal amount of Series A Bonds is reflected in the above table at September 30, 1997 and 1998.



Also included in investments in and advances to partnerships and joint ventures are the Series B Bonds purchased in April 1994 relating to the Commerce Street Joint Venture in the amounts of $760,000 and $743,000 at September 30, 1997 and 1998, respectively. The Bonds require monthly interest and principal payments at the index rate (prime) plus 250 basis points (11% at September 30, 1998) through 2009. The minimum interest rate is 9.5% and the maximum interest rate is 12%. The Bonds are secured by a mortgage on the project which is subordinate to the industrial development bonds. The remainder of the Series B Bonds are owned by the other joint venture partner.



  (c) Larimer Square Parking Associates



In October 1994, the Company acquired a 50% interest in a joint venture to construct a parking complex in Denver, Colorado. The complex, which was completed in February 1996, was constructed and financed by the joint venture partners. The Company invested $991,000 in the joint venture and loaned the joint venture $1,100,000 in the form of a construction note, bearing interest at 9.5%, which was converted to a term note in August 1996, following completion of the project. An additional $1,430,000 was loaned by the Company which will be repaid through sales tax and property tax revenues by the Denver Urban Renewal

                          CENTRAL PARKING CORPORATION

Authority at an interest rate of 10%. The Company manages the parking facility for the venture.



  (d) 12 West 48th Street, LLC



In connection with the Kinney acquisition, the Company acquired a 40% interest in a limited liability company which owns and operates a garage and two adjacent buildings in New York City. Kinney's carrying value of $4.4 million was adjusted to reflect the estimated fair value of the partnership's underlying net assets by $3.8 million.



  (e) Lodo Parking Garage, LLC



In March 1995, the Company acquired a 50% interest in a joint venture which holds a parking complex in Denver, Colorado. The Company invested $1.4 million in the joint venture and manages the parking facility for the joint venture.



  (f) Arizona Stadium Parking Garage, LLC



The Company owns a 50% interest in a joint venture which constructed the Arizona Diamondback Stadium Parking Garage. The Company operates this parking facility for the joint venture.



  (g) CPS Mexico, Inc.



The Company holds 50% interest in a Mexican joint venture which manages and leases various parking structures in Mexico. The Company also has advanced $2.1 and $2.3 million at September 30, 1997 and 1998, respectively, to the affiliate. These loans bear interest between 10% and 15% and require principal payments over various terms through 2001.



(8) LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS



Long-term debt includes an unsecured credit facility ("Credit Facility") which expires February 11, 2003. The Credit Facility originally provided for an aggregate availability of up to $300 million, consisting of a five-year $200 million revolving credit facility, including a sub-limit of $25 million for standby letters of credit, and a $100 million term loan. The Credit Facility bore interest until June 30, 1998 at a rate of LIBOR plus 1.25%. On June 30, 1998 the interest rate on the Credit Facility and the commitment fee on the unused portion reverted to a grid pricing based upon the achievement of various financial ratios. The Credit Facility contains certain covenants including those that require the Company to maintain certain financial ratios, restrict further indebtedness, and limit the amount of dividends payable. On March 18, 1998, the Company completed offerings of equity and convertible trust issued preferred securities, from which the Company obtained $195.6 million in net proceeds. The Company repaid and terminated the $100 million term loan with proceeds from these offerings. The amount outstanding under the Company's Credit Facility as of September 30, 1998 is $48.2 million, with an interest rate of 6.5% (LIBOR plus 75 basis points). The weighted average interest rate was 6.88% for the period the Credit Facility was outstanding. At September 30, 1998, the Company had $147.1 million available on the Credit Facility. The amount available is adjusted to reflect letters of credit outstanding of $4.8

                          CENTRAL PARKING CORPORATION
million. In addition, certain contractual obligations are collateralized by irrevocable letters of credit in the amount of $3.5 million at September 30, 1998.



The Company's previous credit facility, which was unsecured, was scheduled to expire January 31, 2000. Credit available under the prior facility amounted to $120 million. As of September 30, 1997 the Company had $70.8 million outstanding, and $48.0 million available for borrowing, under the credit facility. The average interest rate for the period during which the Company had debt outstanding, beginning December 31, 1996, was 7.1% and the interest rate at September 30, 1997 was 6.7%. Commitment fees for the unused portion of the credit facility approximated 0.25% of the unused balance.



In addition to the Credit Facility, the Company also has several notes payable outstanding totaling $4.9 million, which are secured by related real estate and equipment and bear interest at rates ranging from 6.1% to 10.0%. These balances mature from dates in 1998 to 2006. Future maturities under notes payable are as follows (in thousands):



                 YEAR ENDED
               SEPTEMBER 30,
               -------------
     1999...................................    $   667
     2000...................................        660
     2001...................................        649
     2002...................................        597
     2003...................................     48,632
     thereafter.............................      1,801
                                                -------
                                                $53,006
                                                =======



In connection with the Kinney acquisition, the Company assumed an agreement whereby a parking structure and the corresponding land upon which it sits are leased under a long-term arrangement. The parking structure is accounted for as a capital lease, and the underlying land is accounted for as an operating lease. The original agreement called for lease payments over a twenty-year term at a 17.4% interest rate. In connection with purchase accounting, the carrying value of the related obligation was recorded at fair value. The carrying amount of the capital lease obligation at September 30, 1998 was $9.2 million, bearing interest at a rate of 8.0% per annum and requiring monthly payments of approximately $167,000 per month. The operating lease requires a payment of approximately $183,000 per month. The lease agreements run through December 2003.

                          CENTRAL PARKING CORPORATION

The future minimum lease payments under these capital lease obligations include the following (in thousands):



                YEAR ENDED
               SEPTEMBER 30,
               -------------
     1999..................................    $  4,670
     2000..................................       4,628
     2001..................................       4,687
     2002..................................       4,504
     2003..................................       4,482
     Thereafter............................       1,125
                                               --------
                                                 24,096
     Less interest portion at rates ranging
       from 6.1% to 10%....................     (14,173)
     Less current portion..................      (1,558)
                                               --------
                                               $  8,365
                                               ========



(9) CONVERTIBLE TRUST ISSUED PREFERRED SECURITIES OFFERINGS



On March 18, 1998, the Company created Central Parking Finance Trust ("Trust") which completed a private placement of 4,400,000 shares at $25.00 per share of 5.25% convertible trust issued preferred securities ("Preferred Securities") pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Preferred Securities represent preferred undivided beneficial interests in the assets of Central Parking Finance Trust, a statutory business trust formed under the laws of the State of Delaware. The Company owns all of the common securities of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount of 5.25% Convertible Subordinated Debentures ("Convertible Debentures") of the Company due 2028. The net proceeds to the Company from the Preferred Securities private placement were $106.5 million. Each Preferred Security is entitled to receive cumulative cash distributions at an annual rate of 5.25% (or $1.312 per share) and will be convertible at the option of the holder thereof into shares of Company common stock at a conversion rate of
0.4545 shares of Company common stock for each Preferred Security (equivalent to $55.00 per share of Company common stock), subject to adjustment in certain circumstances. The Preferred Securities do not have a stated maturity date but are subject to mandatory redemption upon the repayment of the Convertible Debentures at their stated maturity (April 1, 2028) or upon acceleration or earlier repayment of the Convertible Debentures.



The Company's consolidated balance sheets reflect the Preferred Securities of the Trust as company-obligated mandatorily redeemable convertible securities of subsidiary holding solely parent debentures.

                          CENTRAL PARKING CORPORATION

(10) SHAREHOLDERS' EQUITY



  (a) Recapitalization



As of September 29, 1995, the Board of Directors and shareholders of the Company approved a plan of recapitalization which was effective immediately prior to the effectiveness of the Company's initial public offering of common stock on October 10, 1995. Under the plan of recapitalization, the Company authorized the issue of 1,000,000 shares of preferred stock and 30,000,000 shares of common stock. At the February 28,1997 Annual Meeting, shareholders approved an increase in the authorized common stock to 50,000,000 shares. The Class A Preferred, nonvoting common and voting common shares issued and outstanding as of the effective date of the plan of recapitalization, were canceled and exchanged for common stock (split adjusted) as follows:



                                               NUMBER OF      NUMBER OF
                                               CANCELED         SHARES
                    CLASS                       SHARES          ISSUED
                    -----                      ---------      ----------
A-1 Preferred................................      3,100          65,200
A-2 Preferred................................      5,200         125,775
A-3 Preferred................................      5,000         121,764
A-4 Preferred................................      2,650          62,316
Nonvoting Common.............................  1,040,223      11,449,463
Voting Common................................    850,500      11,233,482
                                               ---------      ----------
                                               1,906,673      23,058,000
                                               =========      ==========



For purposes of calculating the exchange ratio for recapitalization, the Company utilized $10.00 (adjusted for the stock splits) as the price per share of the Company's common stock. Weighted average common shares and net earnings per common share for all years presented have been adjusted to reflect the recapitalization and subsequent stock splits.



  (b) Initial Public Offering



On October 10, 1995, the Company completed an initial public offering of common stock in which 2,796,750 shares were sold by the Company for net proceeds of $20.0 million.



  (c) Secondary stock offering



On March 13, 1998, the Company completed a secondary public offering of common stock in which 2,137,500 shares were sold which generated net proceeds to the Company of $89.1 million.



  (d) Stock Splits



On November 21, 1997 the Company's Board of Directors approved a three-for-two stock split which was effected on December 12, 1997. On March 19, 1996 the Company effected a three-for-two stock split. All share and per share amounts have been adjusted to reflect both stock splits.

                          CENTRAL PARKING CORPORATION

  (e) Earnings Per Share



Effective October 1, 1997, the Company adopted the provisions of SFAS No. 128. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No. 128.



The following tables set forth the computation of basic and diluted earnings per share:



                        YEAR ENDED SEPTEMBER 30, 1996     YEAR ENDED SEPTEMBER 30, 1997     YEAR ENDED SEPTEMBER 30, 1998
                       -------------------------------   -------------------------------   -------------------------------
                        INCOME     COMMON                 INCOME     COMMON                 INCOME     COMMON
                       AVAILABLE   SHARES    PER-SHARE   AVAILABLE   SHARES    PER-SHARE   AVAILABLE   SHARES    PER-SHARE
                       ($000'S)    (000'S)    AMOUNT      (000'S)    (000'S)    AMOUNT      (000'S)    (000'S)    AMOUNT
                       ---------   -------   ---------   ---------   -------   ---------   ---------   -------   ---------
Basic earnings per
  share..............   $13,836    25,762     $ 0.54      $20,205    25,991     $ 0.78      $26,610    27,857     $ 0.96
Stock option plan....        --       112         --           --       120         --           --       244      (0.01)
Restricted stock
  plan...............        --       127      (0.01)          --       172      (0.01)          --       172      (0.01)
Deferred stock unit
  plan...............        --        --         --           --        --         --           --         9         --
Employee stock
  purchase plan......        --        41         --           --        47         --           --        44         --
                        -------    ------     ------      -------    ------     ------      -------    ------     ------
Diluted earnings per
  share..............   $13,836    26,042     $ 0.53      $20,205    26,330     $ 0.77      $26,610    28,326     $ 0.94
                        =======    ======     ======      =======    ======     ======      =======    ======     ======



Weighted average common shares used for the computation of basic earnings per share excludes certain common shares issued pursuant to the Company's restricted stock plan because under the related deferred compensation agreement the officer forfeits such shares if he voluntarily terminates his employment with the Company (see note 13). The effect of the conversion of the company-obligated mandatorily redeemable securities of the subsidiary trust has not been included in the diluted earnings per share calculation since such securities were anti-dilutive. At September 30, 1998, such securities were convertible into 2,000,000 shares of common stock.



(11) OPERATING LEASE COMMITMENTS



The Company and its subsidiaries conduct a portion of their operations on leased premises under operating leases expiring at various dates through 2101. Lease agreements provide for minimum payments and contingent payments based upon a percentage of revenue or a combination of both. Certain locations additionally require the Company and its subsidiaries to pay real estate taxes and other occupancy expenses.

                          CENTRAL PARKING CORPORATION

Future minimum rental commitments under operating leases are as follows (in thousands):



                  YEAR ENDED SEPTEMBER 30,
                  ------------------------
1999........................................................  $124,369
2000........................................................   106,764
2001........................................................    95,784
2002........................................................    83,530
2003........................................................    74,530
Thereafter..................................................   396,226
                                                              --------
     Total future operating lease commitments...............  $881,203
                                                              ========



Included in the future minimum rental commitments under operating leases are aggregate payments of $74.9 million resulting from commitments incurred under the agreement described in Note 6(a).



Rental expense for all operating leases was as follows (in thousands):



                                             YEAR ENDED SEPTEMBER 30,
                                          ------------------------------
                                           1996       1997        1998
                                          -------    -------    --------
Rentals:
  Minimum...............................  $38,882    $66,177    $132,582
  Contingent............................   19,330     23,952      40,092
                                          -------    -------    --------
          Total rentals.................  $58,212    $90,129    $172,674
                                          =======    =======    ========



(12) INCOME TAXES



Income tax expense consists of the following (in thousands):



                                              YEAR ENDED SEPTEMBER 30,
                                            ----------------------------
                                             1996      1997       1998
                                            ------    -------    -------
Current:
  Federal and state.......................  $5,585    $ 9,940    $13,116
  Jobs credit, net of federal tax
     benefit..............................      --        (98)      (247)
                                            ------    -------    -------
Net federal current tax expense...........   5,585      9,842     12,869
  State...................................     639      1,312      1,684
  Non-U.S.................................     423        688        938
                                            ------    -------    -------
                                             6,647     11,842     15,491
Deferred:
  Federal and state.......................     585        378      2,123
  Non-U.S.................................      --        (13)        --
                                            ------    -------    -------
                                               585        365      2,123
                                            ------    -------    -------
          Total income tax expense from
             earnings.....................  $7,232    $12,207    $17,614
                                            ======    =======    =======

                          CENTRAL PARKING CORPORATION

Total income taxes are allocated as follows (in thousands):



                                              YEAR ENDED SEPTEMBER 30,
                                            ----------------------------
                                             1996      1997       1998
                                            ------    -------    -------
Income tax expense from continuing
  operations..............................  $7,232    $12,207    $17,614
Acquisition related expenses for tax
  purposes in excess of amounts recognized
  for financial reporting purposes........      --     (1,423)    (1,467)
Shareholders' equity, for compensation
  expense for tax purposes in excess of
  amounts recognized for financial
  reporting purposes......................    (310)      (213)      (568)
                                            ------    -------    -------
          Total income taxes..............  $6,922    $10,571    $15,579
                                            ======    =======    =======



Provision has not been made for U.S. or additional foreign taxes on approximately $2,863,000, $2,878,000 and $3,578,000 at September 30, 1996, 1997,
and 1998, respectively, of undistributed earnings of foreign subsidiaries, as those earnings are intended to be permanently reinvested.



A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to earnings before income taxes is summarized as follows (in thousands):



                                            YEAR ENDED SEPTEMBER 30,
                              ----------------------------------------------------
                                   1996              1997               1998
                              --------------    ---------------    ---------------
                                $        %         $        %         $        %
                              ------    ----    -------    ----    -------    ----
U.S. Federal statutory rate
  on earnings before income
  taxes.....................  $7,164    34.0%   $11,344    35.0%   $15,478    35.0%
State and city income taxes,
  net of federal income tax
  benefit...................     422     2.0        853     2.6      1,095     2.5
Jobs credits, net of federal
  tax benefit...............      --      --        (98)   (0.3)      (247)   (0.6)
Tax-exempt interest
  income....................    (312)   (1.5)       (88)   (0.3)      (100)   (0.2)
Nondeductible goodwill
  amortization..............      --      --        282     0.9      2,158     4.9
Other.......................     (42)   (0.2)       (86)   (0.2)      (770)   (1.8)
                              ------    ----    -------    ----    -------    ----
Income tax expense..........  $7,232    34.3%   $12,207    37.7%   $17,614    39.8%
                              ======    ====    =======    ====    =======    ====

                          CENTRAL PARKING CORPORATION

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):



                                                      SEPTEMBER 30,
                                                   --------------------
                                                     1997        1998
                                                   --------    --------
Deferred tax assets:
     Deferred compensation expense...............  $  1,620    $  1,936
     Accrued expenses and reserves...............       439          79
     Prepaid expenses............................       197         333
     Charitable contribution of property.........     3,080       1,922
     Net operating loss carry forwards...........     1,151       2,569
     Capitalized leases..........................        --       2,570
     Tax credit carry forwards...................        --         587
     Deferred and capitalized expenses...........       380       3,866
     Other.......................................       172         462
                                                   --------    --------
          Total gross deferred tax assets........     7,039      14,324
Deferred tax liabilities:
     Deferred tax gain on sales of properties....    (1,230)     (1,367)
     Deferred installment gain on sale of
       property..................................    (2,062)     (2,019)
     Timing differences in recognition of
       partnership earnings......................      (482)       (702)
     Property, plant and equipment, due to
       differences in depreciation and purchase
       business combinations.....................    (8,324)    (11,532)
     Other.......................................       (11)        (49)
                                                   --------    --------
          Total gross deferred tax liabilities...   (12,109)    (15,669)
Valuation allowance on net operating loss carry
  forwards.......................................      (890)       (272)
                                                   --------    --------
Net deferred tax liabilities.....................  $ (5,960)   $ (1,617)
                                                   ========    ========



Net operating losses and contribution carry forwards expire between 2002 and 2013. Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize deferred tax assets after giving consideration to the valuation allowance. The valuation allowance has been provided for loss carry forwards for which recoverability is not deemed to be more likely than not.



(13) EMPLOYEE BENEFIT PROGRAMS



  (a) Stock Plans



In August 1995, the Board of Directors and shareholders approved a stock plan for key personnel, which included a stock option plan and a restricted stock plan. Under this plan, incentive stock options, as well as nonqualified options and other stock-based awards, may be granted to officers, employees and directors. A total of 1,417,500 common shares have been reserved for issuance under these two plans combined. Options representing 678,403 shares are outstanding under this plan at September 30, 1998. Options are granted with an exercise price equal to the fair market value at the date of grant and generally expire ten years after the date of grant. At September 30, 1998, 276,863 shares had been issued through the

                          CENTRAL PARKING CORPORATION
restricted stock plan. Expense related to the vesting of restricted stock is recognized by the Company over the vesting period.



In August 1995, the Board of Directors and shareholders also approved a stock plan for directors. This plan provides for the grant, upon each director's initial election, of options to purchase 11,250 shares to each non-employee director. In addition, each non-employee director who has served for a minimum of six months on the last day of each fiscal year will receive additional options to purchase 4,500 shares on that date. A total of 225,000 shares have been reserved for issuance under the plan. Options to purchase 135,500 shares are outstanding under this plan at September 30, 1998.



The following table summarizes the transactions pursuant to the Company's stock option plans for the last three fiscal years:



                                              NUMBER        OPTION PRICE
                                             OF SHARES    RANGE PER SHARE
                                             ---------    ----------------
Outstanding at September 30, 1995..........        --            --
     Granted...............................   449,250     $ 8.00 to $21.67
     Exercised.............................    89,175          $8.00
     Canceled..............................    40,650          $8.00
                                              -------     ----------------
Outstanding at September 30, 1996..........   319,425     $ 8.00 to $21.67
                                              -------     ----------------
     Granted...............................   281,975     $21.25 to $30.50
     Exercised.............................    45,525          $8.00
     Canceled..............................    18,000          $21.25
                                              -------     ----------------
Outstanding at September 30, 1997..........   537,875     $ 8.00 to $30.50
                                              -------     ----------------
     Granted...............................   381,648     $32.54 to $51.06
     Exercised.............................    52,370     $ 8.00 to $22.50
     Canceled..............................    53,250     $21.25 to $43.44
                                              -------     ----------------
Outstanding at September 30, 1998..........   813,903     $ 8.00 to $51.06
                                              -------     ----------------



At September 30, 1998, options to purchase 412,083 shares were exercisable.

                          CENTRAL PARKING CORPORATION

The Company accounts for these plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and accordingly, no compensation cost has been recognized. If compensation cost for these plans had been determined consistent with SFAS No. 123, "Accounting for Stock-Based-Compensation", the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:



                                             YEAR ENDED SEPTEMBER 30,
                                           -----------------------------
                                            1996       1997       1998
                                           -------    -------    -------
As reported:
  Net income (in thousands)..............  $13,836    $20,205    $26,610
  Basic earnings per share...............     0.54       0.78       0.96
  Diluted earnings per share.............     0.53       0.77       0.94
Pro Forma -- SFAS 123
  Net income (in thousands)..............  $12,840    $19,238    $24,029
  Basic earnings per share...............     0.50       0.74       0.86
  Diluted earnings per share.............     0.49       0.73       0.84



The estimated weighted average fair value of the options granted were $3.60 for 1996 option grants, $11.90 for 1997 option grants and $11.57 for 1998 option grants using the Black-Scholes option pricing model with the following assumptions: dividend yield based on historic dividend rates at the date of grant, volatility of 35%, risk free interest based on the treasury bill rate of 10 year instruments at the date of grant, and an expected life of ten years for all grants.



The Company also has an Employee Stock Purchase Plan which began April 1, 1996, under which 450,000 shares of common stock have been reserved for issuance. The plan allows participants to contribute up to 10% of their normal pay (as defined in the Plan) to a custodial account for purchase of the Company's common stock. Participants may enroll or make changes to their enrollment annually, and they may withdraw from the plan at any time by giving the Company written notice. Employees purchase stock annually following the end of the plan year at a price per share equal to the lesser of 85% of the closing market price of the common stock on the first or the last trading day of the plan year. At September 30, 1998, 107,432 shares had been issued under this plan.



  (b) Profit Sharing Plan



The Company has a profit-sharing plan for domestic employees to which employer contributions are at the discretion of the Board of Directors. Voluntary after-tax contributions not in excess of 10% of compensation may be made by non-highly compensated employees.



Eligible employees, 20 years or older, may become a participant in the plan after one year of continuous service, if the employee was employed prior to reaching age 65. An employee's interest in the plan vests after two years at the rate of 20% each year, so that the employee is fully vested at the end of seven continuous years of service.



Employer expense associated with this plan was $971,000, $1,136,000 and $1,400,000 in years 1996, 1997, and 1998, respectively.

                          CENTRAL PARKING CORPORATION

  (c) Incentive Compensation Agreements



The Company has incentive compensation agreements with certain key employees. Participating employees receive an annual bonus based on profitability of the operations for which they are responsible. Incentive compensation expense is accrued during the year based upon management's estimate of amounts earned under the related agreements. Incentive compensation under all such agreements was approximately $4,371,000, $5,160,000, and $5,775,000 in years 1996, 1997 and
1998, respectively.



  (d) Deferred Compensation Agreements



The Company has a deferred compensation agreement with the President and Chief Operating Officer of the Company in which the officer is entitled to receive upon retirement, payments in an aggregate amount equal to 5% of the increase in the Company's cumulative after tax profits since September 30, 1983. Upon the closing of the Company's initial public offering, the Company and the officer modified the existing agreement by issuing to the officer 267,750 shares of restricted common stock under the Company's restricted stock plan. Further, the officer may be entitled to receive additional shares of restricted common stock until his normal retirement or, if earlier, the date of termination of his employment, in an amount determined by a formula based upon the Company's performance over such period. If the officer voluntarily terminates his employment with the Company before his normal retirement, or if the Company terminates his employment for cause, all shares of stock received and to be received under the restricted stock plan are to be forfeited. The market value of the restricted stock at the date of issuance was $670,000 greater than the Company's deferred compensation liability. Accordingly, the Company recorded deferred compensation expense in its shareholders' equity, which is being amortized ratably over the remaining expected term of the officer's employment. If it is determined that additional shares are to be issued under the agreement, the Company will recognize compensation expense, spread ratably over the remaining expected term of the officer's employment, equivalent to the market value of such shares, subject to future market fluctuations prior to the issuance of such shares.



The Company has a deferred compensation agreement that entitles the Chairman and Chief Executive Officer to annual payments of $500,000 for a period of ten years following his termination, for any reason other than death, in exchange for a covenant not to compete. Thereafter, the officer is entitled to annual payments of $300,000 until his death and, in the event his wife survives him, she is entitled to annual payments of $300,000 until her death. The Company recognizes annual compensation expense pursuant to this agreement equivalent to the increase in the actuarially determined future obligation under the agreement.



Compensation expense associated with these agreements was approximately $412,000, $88,000, and $330,000 in fiscal years 1996, 1997 and 1998, respectively.



  (e) Deferred Unit Plan



On December 19, 1996, the Board of Directors approved the adoption of the Company's Deferred Stock Unit Plan. Under the plan, certain key employees have the opportunity to defer the receipt of certain portions of their cash compensation, instead receiving shares of

                          CENTRAL PARKING CORPORATION
common stock following certain periods of deferral. Approximately nine key employees will be eligible to participate in the plan. The plan is administered by a committee, appointed by the board of directors of the Company consisting of at least two non-employee "outside' directors of the Company.



The Company reserved 375,000 shares of common stock for issuance under the 1996 Deferred Stock Unit Plan. Participants may defer up to 50% of their salary. As of September 30, 1998 $490,207 of compensation has been deferred under this plan.



  (f) Severance Agreement



The Company entered into a severance agreement with the President and Chief Operating Officer providing for a severance payment to him in cash or stock, at the Company's election, in an amount currently equal to three weeks of his total compensation for each year of employment with the Company, upon the termination of his employment with the Company for any reason other than fraud or malfeasance.



(14) RELATED PARTIES



The Company leases two properties from an entity 50% owned by the Company's chairman for $290,000 per year for a 10-year term and pays percentage rent to the entity. Total rent expense, including percentage rent, was $290,000, $354,000, and $442,000 in 1996, 1997 and 1998, respectively. The Company will receive 25% of the gain in the event of a sale of these properties during the term of the lease pursuant to the lease agreements. Management believes that such transactions have been on terms no less favorable to the Company than those that could have been obtained from unaffiliated persons.



(15) CONTINGENCIES



The Company is subject to various legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect the financial position, operations, or liquidity of the Company. The Company maintains liability insurance coverage for individual claims in excess of $50,000, subject to annual aggregate limits.



(16) SUPPLEMENTAL CASH FLOW INFORMATION



Cash payments made for interest and income taxes were as follows (in thousands):



                                              YEAR ENDED SEPTEMBER 30,
                                            ----------------------------
                                             1996      1997       1998
                                            ------    -------    -------
Interest..................................  $   --    $ 4,368    $ 7,029
Income taxes..............................  $7,209    $10,899    $15,829

                          CENTRAL PARKING CORPORATION

(17) BUSINESS SEGMENTS



The Company's business activities consist of domestic and foreign operations. Foreign operations are conducted primarily in the United Kingdom, with segments in Canada and Malaysia. The Company also conducts business through joint ventures in Mexico, Germany, and Spain. Revenues attributable to foreign operations were less than 10% of consolidated revenues for each of fiscal years 1996, 1997 and 1998. Further, with the exception of the United Kingdom, there are no countries that account for 10% or greater of total foreign revenues. Therefore, the Company includes all foreign operations in a single reporting segment.



A summary of information about the Company's operations by segments is as follows (in thousands):



                                            YEAR ENDED SEPTEMBER 30,
                                        --------------------------------
                                          1996        1997        1998
                                        --------    --------    --------
Total revenues:
     Domestic.........................  $128,631    $202,346    $360,209
     Foreign..........................    13,175      18,108      22,966
                                        --------    --------    --------
     Consolidated.....................  $141,806    $220,454    $383,175
                                        ========    ========    ========
Operating earnings:
     Domestic.........................  $ 15,873    $ 25,967    $ 43,983
     Foreign..........................     1,059       1,885       2,898
                                        --------    --------    --------
     Consolidated.....................  $ 16,932    $ 27,852    $ 46,881
                                        ========    ========    ========
Earnings before income taxes:
     Domestic.........................  $ 19,748    $ 30,065    $ 40,562
     Foreign..........................     1,320       2,347       3,662
                                        --------    --------    --------
     Consolidated.....................  $ 21,068    $ 32,412    $ 44,224
                                        ========    ========    ========



                                                      SEPTEMBER 30,
                                                   --------------------
                                                     1997        1998
                                                   --------    --------
Identifiable assets:
  Domestic.......................................  $227,471    $533,770
  Foreign........................................     6,543      11,103
                                                   --------    --------
Consolidated.....................................  $234,014    $544,873
                                                   ========    ========

                          CENTRAL PARKING CORPORATION

(18) MERGER AGREEMENT



On September 21, 1998, the Company entered into a definitive agreement pursuant to which the Company has agreed to merge with Allright Holdings, Inc. ("Allright"). Allright (dba Allright Parking) is headquartered in Houston and is one of the largest parking services companies in the United States with revenues of $217.4 million for the fiscal year ended June 30, 1998. The transaction, which is expected to be accounted for as a pooling-of-interests, is valued using a base purchase price of $564.4 million. The base purchase price of Allright will be adjusted for certain items such as assumed long-term indebtedness, certain expenses, asset acquisitions or dispositions, and material variations of amounts estimated or represented by Allright Management prior to the closing date. The equity purchase price of Allright is calculated in equivalent shares of Central Parking common stock, based on a fixed share price of $46.00 per share. Under terms of the agreement, Central Parking expects to issue approximately 7.6 million shares of common stock to the shareholders of Allright.



The merger remains subject to certain closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. The transaction is subject to approval by the shareholders of both Central Parking and Allright at separate meetings to be scheduled.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Allright Holdings, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Allright Holdings, Inc. (a Delaware corporation) and Subsidiaries (Allright or the Company) as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows of the Company for the year ended June 30, 1998, and the period from October 31, 1996, through June 30, 1997, and of the Predecessor Company (as defined in Note 1) for the period from July 1, 1996, through October 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allright as of June 30, 1998 and 1997, and the consolidated results of operations, changes in stockholders' equity and cash flows of the Company for the year ended June 30, 1998, and the period from October 31, 1996, through June 30, 1997, and of the Predecessor Company for the period from July 1, 1996, through October 30, 1996, in conformity with generally accepted accounting principles.

As explained in Note 1 to the consolidated financial statements, the Predecessor Company was acquired by Allright Acquisition, Inc., in a purchase transaction effective as of October 31, 1996. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of the Predecessor Company based on their estimated fair values at October 31, 1996. Accordingly, the financial statements of the Company are not comparable to those of the Predecessor Company.

ARTHUR ANDERSEN LLP

Houston, Texas
October 9, 1998

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Allright Corporation

We have audited the accompanying consolidated statements of income, stockholder's equity, and cash flows of Allright Corporation for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of Allright Corporation's operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              ERNST & YOUNG LLP

Houston, Texas
August 17, 1996

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                    SEPTEMBER 30,
                                                              JUNE 30,   JUNE 30,       1998
                                                                1997       1998      (UNAUDITED)
                                                              --------   --------   -------------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  7,329   $ 19,655     $ 30,904
  Receivables...............................................     6,093      6,034        7,917
  Income tax receivable.....................................        --         --        1,654
  Prepaid expenses..........................................     5,015      4,528       10,266
                                                              --------   --------     --------
         Total current assets...............................    18,437     30,217       50,741
PROPERTY AND EQUIPMENT, at cost:
  Land......................................................   194,170    209,017      207,720
  Garages and buildings.....................................    22,050     36,068       38,870
  Equipment and leasehold improvements......................    14,472     28,687       30,814
                                                              --------   --------     --------
         Total property and equipment.......................   230,692    273,772      277,404
  Less-Accumulated depreciation and amortization............     3,589      9,442       11,114
                                                              --------   --------     --------
         Net property and equipment.........................   227,103    264,330      266,290
LEASEHOLDS AND MANAGEMENT FEE CONTRACTS, at cost, less
  accumulated amortization..................................    46,866     44,699       43,756
OTHER ASSETS:
  Investments in parking affiliates.........................     2,698      3,032        2,893
  Other real estate investments.............................     2,390      2,380        2,517
  Deferred debt issuance costs, net.........................     6,022      3,441        2,796
  Long-term portion of notes receivable.....................    21,646     21,414       21,731
  Other.....................................................     5,952      6,463       13,861
                                                              --------   --------     --------
         Total other assets.................................    38,708     36,730       43,798
GOODWILL, net...............................................    32,685     32,293       32,082
                                                              --------   --------     --------
         Total assets.......................................  $363,799   $408,269     $436,667
                                                              ========   ========     ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short term obligations....................................  $     --   $     --     $  3,500
  Accrued liabilities and payables-
  Rents.....................................................    10,726     15,621       15,937
  Property taxes............................................     1,889      3,252        4,442
  Insurance.................................................     2,471      1,907        3,532
  Payroll and related and profit sharing....................     4,470      6,557        3,441
  Interest..................................................     1,514      1,680        1,547
  Other.....................................................     7,762      9,254       12,117
                                                              --------   --------     --------
         Total short term obligations, accrued liabilities
           and payables.....................................    28,832     38,271       44,516
  Current maturities of long-term obligations...............        99        656        4,756
                                                              --------   --------     --------
         Total current liabilities..........................    28,931     38,927       49,272
LONG-TERM OBLIGATIONS, less current maturities..............   200,473    222,615      242,768
DEFERRED FEDERAL INCOME TAXES...............................    30,047     30,168       29,935
DEFERRED COMPENSATION LIABILITY.............................     7,771      7,562        7,522
MINORITY INTEREST...........................................    21,163     23,103       21,500
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 500,000 shares authorized,
    73,921 shares, 79,325 and 79,344 (unaudited) shares
    issued and outstanding in 1997, 1998 and September 30,
    1998 (unaudited), respectively..........................         1          1            1
  Capital in excess of par value............................    78,949     89,734       89,766
  Retained deficit..........................................    (3,400)    (3,332)      (3,352)
  Equity adjustment for foreign currency translation........      (136)      (509)        (745)
                                                              --------   --------     --------
         Total stockholders' equity.........................    75,414     85,894       85,670
                                                              --------   --------     --------
         Total liabilities and stockholders' equity.........  $363,799   $408,269     $436,667
                                                              ========   ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                              PREDECESSOR COMPANY                             ALLRIGHT HOLDINGS, INC.
                        --------------------------------   -------------------------------------------------------------
                                         FOR THE PERIOD     FOR THE PERIOD                       FOR THE THREE MONTHS
                                              FROM               FROM                             ENDED SEPTEMBER 30,
                        FOR THE YEAR     JULY 1, 1996,     OCTOBER 31, 1996,   FOR THE YEAR    -------------------------
                            ENDED           THROUGH             THROUGH            ENDED          1997          1998
                        JUNE 30, 1996   OCTOBER 30, 1996     JUNE 30, 1997     JUNE 30, 1998   (UNAUDITED)   (UNAUDITED)
                        -------------   ----------------   -----------------   -------------   -----------   -----------
Revenues:
  Parking services
    revenues..........    $167,709          $58,595            $114,881          $206,448        $48,691       $56,244
  Management fee
    revenues..........       4,645            1,484               3,677            10,936          2,330         2,990
                          --------          -------            --------          --------        -------       -------
  Total revenues......     172,354           60,079             118,558           217,384         51,021        59,234
Costs and Expenses:
  Cost of parking
    services..........     138,604           45,268              94,374           169,811         40,415        46,458
  Depreciation and
    amortization......       6,257            2,019               4,593             9,633          2,069         2,649
  General and
    administrative
    expenses..........       9,271            2,840               6,207            11,919          2,412         3,586
  Issuance of stock to
    management........          --            5,500                  --                --             --            --
  Amortization of
    goodwill..........          --               --                 735             1,177            338           292
                          --------          -------            --------          --------        -------       -------
  Total costs and
    expenses..........     154,132           55,627             105,909           192,540         45,234        52,985
                          --------          -------            --------          --------        -------       -------
Income from parking
Operations............      18,222            4,452              12,649            24,844          5,787         6,249
                          --------          -------            --------          --------        -------       -------
Other income
  (expense):
  Interest expense....      (5,915)          (1,786)            (13,915)          (22,859)        (5,493)       (6,500)
  Interest and
    investment
    income............         729              240                 733             1,308            344           586
  Minority interest...          --               --                (163)             (289)           (72)          (88)
  Gain (loss) on sales
    of property,
    equipment and
    leases............       1,101              110                 (19)             (710)           (41)           (3)
                          --------          -------            --------          --------        -------       -------
  Total other income
    (expense).........      (4,085)          (1,436)            (13,364)          (22,550)        (5,262)       (6,005)
                          --------          -------            --------          --------        -------       -------
Income (loss) before
  income taxes and
  extraordinary
  item................      14,137            3,016                (715)            2,294            525           244
                          --------          -------            --------          --------        -------       -------
Income taxes:
  Current.............      (5,980)          (2,960)               (834)           (2,105)        (1,136)         (496)
  Deferred............          25            1,774                (317)             (121)           703           232
                          --------          -------            --------          --------        -------       -------
  Total income
    taxes.............      (5,955)          (1,186)             (1,151)           (2,226)          (433)         (264)
                          --------          -------            --------          --------        -------       -------
Income (loss) before
  extraordinary
  item................       8,182            1,830              (1,866)               68             92           (20)
Extraordinary item,
  loss on defeasance
  of industrial
  revenue bonds.......          --               --              (1,534)               --             --            --
                          --------          -------            --------          --------        -------       -------
Net income (loss).....    $  8,182          $ 1,830            $ (3,400)         $     68        $    92       $   (20)
                          ========          =======            ========          ========        =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 EQUITY
                                                                               ADJUSTMENT
                                     COMMON STOCK     CAPITAL IN   RETAINED    FOR FOREIGN
                                    ---------------   EXCESS OF    EARNINGS     CURRENCY
                                    SHARES   AMOUNT   PAR VALUE    (DEFICIT)   TRANSLATION
                                    ------   ------   ----------   ---------   -----------
Predecessor company:
Balance, June 30, 1995............   1,000    $--      $ 58,240    $ 33,652       $(424)
  Net income......................      --     --            --       8,182          --
  Current federal tax provision
     contributed to capital.......      --     --         4,366          --          --
  Translation adjustment..........      --     --            --          --           9
                                    ------    ---      --------    --------       -----
Balance, June 30, 1996............   1,000     --        62,606      41,834        (415)
  Capital contribution............      --     --        36,245          --          --
  Net income......................      --     --            --       1,830          --
  Current federal tax provision
     contributed to capital.......      --     --         2,658          --          --
  Issuance of stock to
     management...................      --     --         5,500          --          --
  Translation adjustment..........      --     --            --          --          46
                                    ------    ---      --------    --------       -----
Balance, October 30, 1996.........   1,000    $--      $107,009    $ 43,664       $(369)
                                    ======    ===      ========    ========       =====
Allright Holdings, Inc.:
Balance, October 31, 1996.........  67,900    $ 1      $ 72,928    $     --       $  --
  Issuance of common stock........   6,021     --         6,021          --          --
  Net loss........................      --     --            --      (3,400)         --
  Translation adjustment..........      --     --            --          --        (136)
                                    ------    ---      --------    --------       -----
Balance, June 30, 1997............  73,921      1        78,949      (3,400)       (136)
  Issuance of common stock........   5,404     --        10,785          --          --
  Net income......................      --     --            --          68          --
  Translation adjustment..........      --     --            --          --        (373)
                                    ------    ---      --------    --------       -----
Balance, June 30, 1998............  79,325      1        89,734      (3,332)       (509)
Issuance of common stock
  (unaudited).....................      19     --            32          --          --
  Net loss (unaudited)............      --     --            --         (20)       (236)
  Translation adjustment
     (unaudited)..................      --     --            --          --          --
                                    ------    ---      --------    --------       -----
Balance, September 30, 1998
  (unaudited).....................  79,344    $ 1      $ 89,766    $ (3,352)      $(745)
                                    ======    ===      ========    ========       =====

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES
                            AND PREDECESSOR COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                         PREDECESSOR COMPANY                            ALLRIGHT HOLDINGS, INC
                                    ------------------------------   ------------------------------------------------------------
                                                    FOR THE PERIOD    FOR THE PERIOD
                                                         FROM              FROM                           FOR THE THREE MONTHS
                                                    JULY 1, 1996,      OCTOBER 31,                         ENDED SEPTEMBER 30,
                                    FOR THE YEAR       THROUGH            1996,         FOR THE YEAR    -------------------------
                                        ENDED        OCTOBER 30,         THROUGH            ENDED          1997          1998
                                    JUNE 30, 1996        1996         JUNE 30, 1997     JUNE 30, 1998   (UNAUDITED)   (UNAUDITED)
                                    -------------   --------------   ----------------   -------------   -----------   -----------
Cash flows from operating
  activities:
  Net income (loss)...............     $ 8,182         $ 1,830          $  (3,400)        $     68        $    92       $   (20)
  Adjustments to reconcile net
    income (loss) to net cash
    provided by operating
    activities --
    Extraordinary item............          --              --              1,534               --             --            --
    Depreciation and
      amortization................       6,257           2,019              4,593            9,633          2,069         2,649
    Goodwill amortization.........          --              --                735            1,177            338           292
    Debt issuance cost
      amortization................          --              --              1,720            2,581            645           645
    Deferred tax provision
      (benefit)...................         214          (1,774)              (366)             121           (703)         (233)
    Current federal tax provision
      contributed to capital......       4,366           2,658                 --               --             --            --
    Undistributed earnings from
      investments in parking
      affiliates, real estate and
      other investments...........         (39)            (59)               (48)            (150)           (19)           96
    (Gain) loss on sales of
      property and equipment......      (1,101)           (110)                19              710             41             3
    Minority interest in
      consolidated entity.........          --              --                163            1,940            563           500
    Change in operating assets and
      liabilities --
    (Increase) decrease in
      receivables.................          50          (2,215)            (3,200)             293           (217)       (3,546)
    (Increase) decrease in prepaid
      expenses....................      (1,154)           (649)              (938)             721         (1,699)       (1,857)
    Increase in accrued
      liabilities and payables....       2,320           1,080              7,109            7,828           (184)        2,740
    Other.........................          52            (107)                67              780           (247)         (127)
                                       -------         -------          ---------         --------        -------       -------
  Net cash provided by operating
    activities....................      19,147           2,673              7,988           25,702            679         1,142
                                       -------         -------          ---------         --------        -------       -------
Cash flows from investing
  activities:
  Proceeds from sales of property
    and equipment.................       2,274             184              2,641            6,379          2,059         1,629
  Proceeds received from
    investments in parking
    affiliates and real estate....          58              49                 43               58             15            15
  Advances to investments in
    parking affiliates and real
    estate........................         (10)           (664)                (5)             (12)            --          (156)
  Purchase of land................      (4,233)             --             (4,104)         (21,194)        (2,355)         (426)
  Purchase of garages and
    equipment.....................      (5,235)         (1,436)            (4,269)         (25,435)        (2,248)       (5,099)
  Purchase of leaseholds and
    management fee contracts......        (351)            (33)            (3,805)          (1,569)           107           (37)
  Acquisitions of companies, net
    of cash acquired..............          --              --           (221,754)          (2,842)            --            --
  (Increase) decrease in long-term
    notes receivable..............          --              --            (16,987)             232             28          (319)
  Other...........................      (1,478)            565               (320)            (359)           435          (159)
                                       -------         -------          ---------         --------        -------       -------
  Net cash used in investing
    activities....................      (8,975)         (1,335)          (248,560)         (44,742)        (1,959)       (4,552)
                                       -------         -------          ---------         --------        -------       -------
Cash flows from financing
  activities:
  Net bank note borrowings
    (payments)....................       5,298         (11,149)                --               --             --         3,500
  Payments of long-term
    obligations...................     (11,896)        (32,805)            (2,679)          (4,856)        (2,107)       (1,648)
  Proceeds from issuance of
    long-term obligations.........         528              --            168,211           25,437          1,389        14,878
  Distribution to minority
    interest partner..............          --              --                 --               --             --        (2,103)
  Proceeds from issuance of common
    stock.........................          --              --              6,021           10,785             --            --
  Capital contribution............          --          41,745             67,428               --          1,500            32
                                       -------         -------          ---------         --------        -------       -------
  Net cash (used in) provided by
    financing activities..........      (6,070)         (2,209)           238,981           31,366            782        14,659
                                       -------         -------          ---------         --------        -------       -------
Net increase (decrease) in cash
  and cash equivalents............       4,102            (871)            (1,591)          12,326           (498)       11,249
Cash and cash equivalents,
  beginning of period.............       3,652           7,754              8,920            7,329          7,329        19,655
                                       -------         -------          ---------         --------        -------       -------
Cash and cash equivalents, end of
  period..........................     $ 7,754         $ 6,883          $   7,329         $ 19,655        $ 6,831       $30,904
                                       =======         =======          =========         ========        =======       =======
Noncash transactions:
  Purchase of property and
    equipment in exchange for
    liabilities...................          --              --                 --         $  1,314

  The accompanying notes are an integral part of these consolidated financial statements.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACQUISITIONS

Effective October 31, 1996, Allright Acquisition Company, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Allright Holdings, Inc. (Allright or the Company), a newly formed Delaware corporation, acquired all of the common stock (the Acquisition) of Allright Corporation and its wholly owned subsidiaries (the Predecessor Company), a Delaware corporation, from Nedinco Delaware Incorporated (Nedinco), a Delaware corporation, for approximately $226,334,000, including acquisition-related expenses of approximately $3,267,000. The Acquisition was financed with proceeds from a capital contribution of $65,850,000 from Holdings and a credit facility with CS First Boston Mortgage Capital Corp. (CSFB). The Acquisition was accounted for as a purchase, and the total purchase price was allocated to assets acquired and liabilities assumed based on their relative fair market values at the date of purchase and resulted in goodwill of approximately $33,596,000.

The $36,245,000 capital contribution recorded in the accompanying Predecessor Company's statement of stockholder's equity reflects the amount necessary to retire certain debt obligations of the Predecessor Company, prior to the Acquisition, as required by the agreement for the Acquisition. This amount was deducted from the sales proceeds remitted to Nedinco.

During the period from July 1, 1996, to October 30, 1996, Nedinco committed to grant management equity in the Predecessor Company equal to $5,500,000. The Predecessor Company recorded a noncash compensation expense reflecting the fair value of this commitment. The issuance of this equity is being effected through the use of Allright stock instruments. In order to effect the grant, $1,650,000 was issued on the date of the acquisition, with the remaining $3,850,000 to be issued as directed by and subject to limitations established by the Company's Board of Directors. The value of the equity commitment was included as additional acquisition cost on Allright's financial statements.

The following unaudited pro forma condensed results of operations give effect to the acquisition of the Predecessor Company as if such transaction had occurred at the beginning of each period presented (in thousands):

                                                     FOR THE YEAR ENDED
                                                           JUNE 30
                                                     -------------------
                                                       1996       1997
                                                     --------   --------
                                                         (UNAUDITED)
Total revenues.....................................  $172,354   $178,637
Loss before extraordinary item.....................    (2,168)      (919)
Net loss...........................................    (2,168)    (2,453)

The foregoing unaudited pro forma amounts are based upon certain assumptions and estimates, including, but not limited to, (a) interest expense on debt incurred to finance the acquisition, (b) depreciation expense related to the net increase in the values of garages, buildings and leaseholds, (c) amortization of goodwill over 30 years associated with the acquisition and (d) the related tax effects of
(a), (b) and (c). Additionally, the nonrecurring charge to the Predecessor Company for the $5,500,000 compensation charge related to the

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES equity commitment made by Nedinco was excluded from the 1997 unaudited pro forma condensed results of operations. The unaudited pro forma results are not necessarily indicative of the financial results that might have occurred had the transaction taken place at the beginning of each period presented or of future results of operations.

During the period July 1, 1996, through October 30, 1996, there were no significant acquisitions made by Allright other than the purchase of the Predecessor Company described above. During the period October 31, 1996, through June 30, 1997, the Company acquired four properties and four companies for a purchase price of $3,041,000 and $5,369,000, respectively. The purchase price of these acquisitions approximated fair market value of the properties. One of these acquisitions provides for potential contingent consideration of a maximum amount of $1,600,000 to be paid if certain operating thresholds are met over the next eight years. During fiscal year 1998, the Company acquired 19 properties and seven companies for an aggregate purchase consideration of $35,023,000 and $5,401,000, respectively. These acquisitions resulted in goodwill of $2,213,000. Five of these acquisitions provide for potential contingent consideration of a maximum amount of $1,648,000 to be paid if certain operating thresholds are met over the next five years.

On June 1, 1997, the Company acquired a 50 percent controlling interest in Edison Parking Management L.P (Edison). Edison's assets consist of management contracts contributed by Park Fast Parking Management, L.P. (Park Fast), a third party. These management contracts were recorded at their fair market value and are being amortized straight-line over their expected lives, which average 12 years. The value of Park Fast's interest is reflected as minority interest in the accompanying balance sheet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

  Operations and Basis of Presentation

Allright operates, maintains and manages automobile parking facilities and invests in real estate utilized in parking operations.

The financial statements include the results of operations and cash flows of the Predecessor Company for the year ended June 30, 1996, the period from July 1, 1996, through October 30, 1996, and the results of operations and cash flows of Allright from October 31, 1996, through June 30, 1997, and for the year ended June 30, 1998.

  Principles of Consolidation

The accompanying financial statements include the accounts of Allright, its subsidiaries and controlled partnerships. Investments in affiliates and other real estate investments that are not majority owned or controlled are accounted for using the equity method. All significant intercompany accounts have been eliminated.

  Cash and Cash Equivalents

Allright considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

  Property and Equipment

Property and equipment are stated at cost, as adjusted to fair value on the effective date of the Acquisition, October 31, 1996. Allright used the direct capitalization method to determine the fair value of properties that generate parking income. Generally, a market capitalization rate was applied to the annual stabilized historical income from the property to determine its fair value. For properties which are operated as parking lots, a substantial portion of the purchase price was allocated to land since the value of improvements was nominal. For properties improved with a garage, the fair value was allocated between the land and the garage based upon the estimated replacement cost of the structure. Garages and equipment are depreciated using the straight-line method. In July 1997, based on the results of operating experience and the Company's maintenance programs, the Company extended the useful lives of certain garages and buildings effective July 1, 1997. Such change in estimate resulted in an approximate $589,000 reduction in depreciation expense for the year ended June 30, 1998. The balances and estimated useful lives for property and equipment are as follow (in thousands):

                                 JUNE 30, 1997   JUNE 30, 1998    USEFUL LIVES
                                 -------------   -------------   --------------
Land...........................    $194,170        $209,017      Nondepreciable
Garages and buildings..........      22,050          36,068         35-40 years
Equipment and leasehold
  improvements.................      14,472          28,687          1-15 years
                                   --------        --------
                                    230,692         273,772
Less- Accumulated depreciation
  and amortization.............      (3,589)         (9,442)
                                   --------        --------
                                   $227,103        $264,330
                                   ========        ========

  Leaseholds and Management Contracts

Long-term leases (leaseholds) and management contracts allow Allright to operate parking facilities without acquiring a fee interest in the property. The leaseholds and management contracts were valued using the discounted cash flow method. Leaseholds and management contracts are amortized principally over the remaining contractual term or an estimated term considering anticipated terminations and renewal periods.

  Carrying Amount of Long-Lived Assets

Allright has allocated the purchase price of the Predecessor Company to long-lived assets based upon their fair values as of the purchase date. Such values were determined based upon management's current intent to continue operating such properties as parking facilities. In future periods, management could change its intended use for certain properties, including deciding to sell certain properties, or other events could occur that may indicate the carrying amount of an asset may not be recoverable from continued operation of such property as a parking facility. An impairment loss would be recognized in the period such events occur, and such loss would be measured by the difference between the carrying costs of the asset and the current fair value based on its intended use. During the year ended June 30, 1998,

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Allright recorded an impairment loss of approximately $1,075,000 for properties of which management changed the intended use from hold and operate to sell. These properties were sold in fiscal year 1998. Management will continue to monitor circumstances which may indicate that an impairment loss has occurred and will record any such loss in the proper period.

  Income Taxes

The Predecessor Company and Allright have both accounted for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 whereby deferred income taxes are provided at the balance sheet date for temporary differences between the tax bases of assets and liabilities and their respective carrying amounts for financial statement purposes. These deferred taxes are measured by applying current tax law and rates. The Predecessor Company filed a consolidated U.S. federal income tax return with its parent, Nedinco, for the year ended June 30, 1996, and the period ended October 30, 1996. For the period commencing October 31, 1996, and for subsequent periods, Allright has filed and will continue filing a consolidated U.S. federal income tax return. For state tax purposes, Allright and its subsidiaries will file either on a stand-alone or combined basis depending on individual state requirement. While a current federal income tax provision has been reflected in the Predecessor Company's consolidated statement of operations for the period from July 1, 1995, through October 30, 1996, pursuant to the terms of SFAS No. 109, federal taxes payable by the Predecessor Company were not required to be remitted to Nedinco unless a consolidated tax liability existed. Accordingly, the amount of such income taxes for the period from July 1, 1995, through October 30, 1996, has been reflected as a capital contribution by Nedinco to the Predecessor Company.

  Foreign Currency Translation

The financial statements of Allright's Canadian subsidiaries have been translated into U.S. dollar equivalents in accordance with SFAS No. 52. All balance sheet accounts have been translated using exchange rates at the end of the period, and income statement items have been translated using the average exchange rate for the period. The translation adjustment is included in stockholder's equity.

  Extraordinary Loss

On October 31, 1996, Allright recorded an extraordinary loss of $1,534,000 for costs incurred with respect to the defeasance of debt obligations. The tax benefit resulting from the extraordinary loss increased the Company's net operating loss carryforward (NOL); however, the deferred tax attributable to this NOL has been fully reduced by a valuation allowance. See Note 9 for further discussion.

  Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired and is amortized on a straight-line basis over 30 years. Amortization expense for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, totaled approximately

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

$735,000 and $1,177,000, respectively. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  Debt Issuance Costs

The Company has deferred certain expenses totaling approximately $7,742,000 incurred in connection with the issuance of the CSFB debt. These debt issuance costs are being amortized over three years, the term of the debt. The amortization of such deferred costs for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, totaled approximately $1,720,000 and $2,581,000, respectively and is reflected in interest expense in the accompanying consolidated statement of operations.

  Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, long-term obligations and notes receivable. The Company believes that the carrying amounts of these instruments approximate their fair value as of June 30, 1997 and 1998.

  Newly Issued Accounting Standards

In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. SFAS No. 123 requires either recognition of compensation expense in the financial statements for those companies that adopt the fair value-based accounting method or expanded disclosure of pro forma net income information for those companies that retain the accounting method set forth in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The Company follows the accounting method set forth in APB Opinion No. 25 and provides the expanded disclosure requirements required by SFAS No. 123.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity. The Company is required to adopt SFAS No. 130 in the first quarter of fiscal 1999. Reclassification of comparative financial statements provided for earlier periods will be required. The Company believes that the display of comprehensive income will only differ from the currently reported net income by the foreign currency translation currently reported in the consolidated statement of stockholders' equity.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. OTHER ACCRUED LIABILITIES AND PAYABLES

The components of "Other accrued liabilities and payables" were as follows (in thousands):

                                               JUNE 30,       SEPTEMBER 30,
                                            ---------------    (UNAUDITED)
                                             1997     1998         1998
                                            ------   ------   --------------
Accounts payable..........................  $1,541   $2,196      $ 3,817
Sales tax payable.........................   2,349    3,066        3,234
Rent deposits.............................     740      687          812
Accrued expenses -- general...............     963      905        2,143
Deferred income...........................     812    1,173          921
Other.....................................   1,357    1,227        1,190
                                            ------   ------      -------
                                            $7,762   $9,254      $12,117
                                            ======   ======      =======

4. LONG-TERM OBLIGATIONS

Long-term obligations consisted of the following (in thousands):

                                                        JUNE 30,         SEPTEMBER 30,
                                                   -------------------    (UNAUDITED)
                                                     1997       1998          1998
                                                   --------   --------   --------------
CSFB -- Senior Debt Tranche A Subportion One.....  $ 29,712   $ 29,712      $ 29,712
CSFB -- Senior Debt Tranche A Subportion Two.....   125,242    125,242       125,242
CSFB -- Senior Debt Tranche B....................    30,000     30,000        30,000
CSFB -- Permitted Acquisition Loan...............    12,503     31,260        46,120
Installment mortgage notes.......................       503      2,636         2,632
Secured notes....................................        --      1,406        10,792
Unsecured notes..................................     1,385      1,843         1,869
Touro Capital Lease Obligation...................     1,227      1,172         1,157
                                                   --------   --------      --------
          Total..................................   200,572    223,271       247,524
Less- Current maturities of long-term
  obligations....................................       (99)      (656)       (4,756)
                                                   --------   --------      --------
Long-term obligations............................  $200,473   $222,615      $242,768
                                                   ========   ========      ========

In October 1996, Allright entered into a credit agreement with CSFB for the purpose of financing the purchase of the Predecessor Company. Additionally, in October 1996, Allright defeased all of its Industrial Development Revenue Bonds
(IRBs) in the amount of $17,892,093 and recorded an extraordinary loss of $1,534,000. At June 30, 1997 and 1998, $15,800,000 and $15,515,000,
respectively, of the IRBs remain outstanding in a trust secured by U.S. Treasury bills which were used to defease these instruments.

The principal balances of CSFB Tranche A Subportion One and Subportion Two notes mature on October 30, 1999. Subportion One interest is payable monthly and accrues at the London Interbank Offered Rate (LIBOR) plus 3 percent until October 31, 1998, and

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

LIBOR plus 3.25 percent thereafter. Subportion Two interest is payable monthly and accrues at 8.85 percent until October 31, 1997, LIBOR plus 3 percent until October 30, 1998, and LIBOR plus 3.25 percent thereafter.

The principal balance of CSFB Tranche B note matures on October 30, 1999. Interest is payable monthly and accrues at 12.25 percent until October 30, 1998, and 12.50 percent thereafter.

The Company obtained a revolving line of credit (Permitted Acquisition Loan) with a maximum borrowing capacity of $75,000,000, maturing October 30, 1999. At June 30, 1997 and 1998, borrowing capacity available under the Permitted Acquisition Loan was approximately $62,497,000 and $43,740,000, respectively. The Permitted Acquisition Loan provides for interest per annum equal to LIBOR plus 3.75 percent on outstanding borrowings.

On March 5, 1998, the Company obtained a revolving line of credit and letter of credit agreement (Bank One Loan) with a maximum borrowing capacity of $5,100,000, maturing October 1, 1999. At June 30, 1998, borrowing capacity available under the Bank One Loan was $3,813,000. The Bank One Loan provides for interest per annum equal, at the Company option, to either the Prime Rate of interest or LIBOR plus 2.75 percent on outstanding borrowings.

The CSFB term loans and Permitted Acquisition Loan are secured by substantially all of Allright's assets. The Bank One Loan is collateralized by a piece of the Company's property.

The aggregate maturities on long-term obligations during the five years subsequent to June 30, 1998, are as follows:

For the fiscal year ending June 30-
     1999............................................  $    656
     2000............................................   219,089
     2001............................................       775
     2002............................................       310
     2003............................................       326
     Thereafter......................................     2,115
                                                       --------
                                                       $223,271
                                                       ========

Management intends to either refinance the existing debt obligations with CSFB or obtain new financing when they expire on October 30, 1999. Management believes it will obtain this financing at similar or better terms.

Cash paid for the year ended June 30, 1996, from July 1, 1996 through October 30, 1996, from October 31, 1996 through June 30, 1997, and for the year ended June 30, 1998, for interest was approximately $ 5,648,000, $1,778,000, $10,469,000 and $20,487,000, respectively.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

5. LEASES

Total rental expense under operating leases for parking properties and rental income from subleases are reflected in cost of parking services and consist of the following (in thousands):

                                                               ALLRIGHT HOLDINGS, INC
                             PREDECESSOR COMPANY          --------------------------------
                       --------------------------------    FOR THE PERIOD
                                        FOR THE PERIOD          FROM
                                             FROM           OCTOBER 31,
                       FOR THE YEAR     JULY 1, 1996,          1996,         FOR THE YEAR
                           ENDED           THROUGH            THROUGH            ENDED
                       JUNE 30, 1996   OCTOBER 30, 1996    JUNE 30, 1997     JUNE 30, 1998
                       -------------   ----------------   ----------------   -------------
Fixed rentals........    $ 63,022          $20,547            $41,992           $73,659
Variable rentals.....      18,917            6,528             12,179            20,897
                         --------          -------            -------           -------
          Total
            rentals..      81,939           27,075             54,171            94,556
Less- Sublease
  income.............      (2,775)          (1,520)            (2,287)           (3,532)
                         --------          -------            -------           -------
Net rental expense...    $ 79,164          $25,555            $51,884           $91,024
                         ========          =======            =======           =======

Aggregate minimum rental commitments for parking properties under noncancelable fixed rental leases, reduced by estimated rentals to be received from existing subleases at June 30, 1998, consisted of the following (in thousands):

                                                      OPERATING LEASES
                                               ------------------------------
                                               MINIMUM                 NET
                                     CAPITAL    FIXED     SUBLEASE   MINIMUM
                                      LEASE    RENTALS     INCOME    RENTALS
                                     -------   --------   --------   --------
For fiscal years-
  1999.............................  $  753    $ 58,870    $  874    $ 57,996
  2000.............................     753      44,731       728      44,003
  2001.............................     867      30,840       528      30,312
  2002.............................     295      18,228       333      17,895
  2003.............................     266      12,121       209      11,912
  Thereafter.......................   1,209      57,981     2,358      55,623
                                     ------    --------    ------    --------
          Total minimum lease
             payments..............   4,143    $222,771    $5,030    $217,741
                                               ========    ======    ========
Less- Amount representing
  interest.........................   1,565
                                     ------
Present value of net minimum lease
  payments.........................  $2,578
                                     ======

Payments under management fee contracts and variable rentals under leases requiring payment of a percentage of gross receipts are not included in the preceding table. The terms of certain lease agreements also provide for payment by the lessee of taxes, insurance and maintenance on the facilities. Certain long-term lease agreements also have various terms of renewal, escalation clauses and provisions under which Allright could share in any gains upon the sale of property during the lease term.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

6. EMPLOYEE BENEFIT PROGRAMS

  Profit-Sharing Plan

A trusteed noncontributory profit-sharing plan covers substantially all employees of the Predecessor Company and Allright at June 30, 1997 and 1998. Contributions under the plan are based upon 5 percent of consolidated pretax income from parking operations, as adjusted as specified in the plan, and approximated $902,000 for the year ended June 30, 1996, $405,000 for the period from July 1, 1996, through October 30, 1996, $680,000 for the period from October 31, 1996, through June 30, 1997, and $1,398,000 for the year ended June 30, 1998.

  Deferred Compensation

Agreements with certain present and former key executives provide for aggregate annual payments ranging from $20,000 to $144,000 per year for periods ranging from 10 years to life, beginning when the executive retires or upon death or disability. Under certain conditions, the amount of deferred benefits can be reduced. Life insurance contracts with a face value of approximately $9,288,000 have been purchased to fund, as necessary, the benefits under these agreements. The cash surrender value of the life insurance contracts is approximately $900,000 and $1,135,000 at June 30, 1997 and 1998, respectively, and is included in other noncurrent assets. The plan is a nonqualified plan and is not subject to ERISA funding requirements.

Net pension costs for the period from October 31, 1996, through June 30, 1997, and the year ended June 30, 1998, included the following components (in thousands):

                                                           1997    1998
                                                           -----   ----
Service cost, benefits earned during the year............  $  74   $ 39
Interest cost on projected benefit obligation............    337    506
Actual gain on plan assets...............................     --     --
Net amortization and deferral............................    (95)   (51)
                                                           -----   ----
          Net pension costs..............................  $ 316   $494
                                                           =====   ====

The funded status of the plans at June 30, 1998, was as follows (in thousands):

Actuarial present value of benefit obligations --
  Vested benefit obligation.................................  $7,562
  Nonvested benefit obligation..............................      --
                                                              ------
          Accumulated benefit obligation....................   7,562
Effect of projected future compensation levels..............      --
                                                              ------
          Projected benefit obligation......................   7,562
Plan assets at fair value...................................      --
                                                              ------
Projected benefit obligation in excess of plan assets.......   7,562
Unrecognized cumulative net (loss) gain.....................      --
Prior service cost unrecognized in pension cost.............      --
Unrecognized net implementation asset (obligation)..........      --
                                                              ------
          Accrued pension cost..............................  $7,562
                                                              ======

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 7 percent, for the period from October 31, 1996, through June 30, 1997 and the year ended June 30, 1998.

  Stock Plans

As discussed in Note 1, Nedinco committed to grant the management of the Predecessor Company an effective interest equal to $5,500,000. The Predecessor Company recorded a noncash compensation expense reflecting the fair value of this commitment. In order to effect the grant, the Company issued $1,650,000 on October 31, 1996. The remaining $3,850,000 was to be issued as directed by and subject to limitations established by the Company's board of directors.

Effective January 1, 1998, the Company's Allright 1998 Employee Stock Option Plan (the 1998 Incentive Plan) authorized 3,850 shares of common stock to be available for awards. The 1998 Incentive Plan is intended, in part, as a vehicle by which the Company's board of directors could fulfill the commitment made by Nedinco to management of the Predecessor Company. Effective May 20, 1998, 1,605 incentive stock options (ISOs) were issued to management of the Company to purchase 1,605 shares of the Company's common stock at the price of $1,700 per share. Under the terms of the award, at the time of exercise, a special cash bonus shall be paid equal to the number of shares of common stock for which the ISO has been exercised times $1,700 per share. This combination of ISOs and special cash bonus was designed to effect a portion of the remaining stock commitment made to management by Nedinco. One-third of the ISOs vested on May 20, 1998. The remaining ISOs vest as follows: one-third on January 1, 1999, and one-third on January 1, 2000. The ISOs expire January 1, 2008.

In February 1997, stock options to purchase 2,917 common stock shares were granted to an executive of the Company at an option price per share above market on the date of grant. Vesting commenced on March 1, 1997, with such options vesting at the rate of 61 shares per month.

In July 1997, stock options to purchase 740 common stock shares were granted to an executive of the Company at an option price per share above market on the date of grant. The options vest 25 percent on July 25, 1998, 1999, 2000 and 2001.

Based on the terms in the respective agreements, the vesting of all options outstanding at June 30, 1998, shall accelerate at various rates upon a change in control.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Stock option transactions under the plans were as follows:

                                                        NUMBER
                                                          OF       OPTION PRICE
                                                        SHARES      PER SHARE
                                                        ------   ----------------
Outstanding at June 30, 1996..........................     --                  --
  Granted.............................................     --                  --
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
                                                        -----    ----------------
Outstanding at October 30, 1996.......................     --                  --
                                                        -----    ----------------
  Granted.............................................  2,917    $          1,100
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
Outstanding at June 30, 1997..........................  2,917    $          1,100
  Granted.............................................  2,345    $1,300 to $2,900
  Exercised...........................................     --                  --
  Canceled............................................     --                  --
                                                        -----    ----------------
Outstanding at June 30, 1998..........................  5,262    $1,100 to $2,900
                                                        =====    ================

The Fair Value of the 2,917 and 740 stock options was estimated as of the date of the grant using the minimum value method as described in SFAS No. 123. The following weighted average assumptions were used for the 2,917 and 740 options granted: Risk Free Interest Rate of 6.48% and 6.04%, respectively, and an expected life of 4 years and 4 years, respectively. The resulting Fair Values of the 2,917 and 740 options grants were $151 and $0, respectively.

The Company accounted for the 2917 and 740 options under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost was recognized. If compensation cost for these options had been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been reduced (increased) to the following pro forma amounts (in thousands):

Net income (loss) --
  As reported for period ended June 30, 1997................  $(3,400)
  Pro forma as adjusted under SFAS No. 123..................   (3,450)
Net income (loss) --
  As reported for fiscal year ended June 30, 1998...........       68
  Pro forma as adjusted under SFAS No. 123..................      (59)

The 1605 options issued in 1998 under the 1998 Incentive Plan were not included in the above pro forma calculations as the Predecessor Company recorded a non-cash compensation charge for the $5,500,000 equity commitment made by Nedinco to management of the Predecessor Company.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

7. STOCK WARRANTS

In October 1996, Allright engaged the financial advisory firm CBA Mortgage Partners, L.P. (CBA), to assist the Company in the acquisition of the Predecessor Company. In return for services rendered, the Company issued CBA 1,177 warrants to purchase common stock of the Company at an exercise price of $.01 per share. The fair market value of the warrants on the date of grant, estimated at $1,177,000, was recorded as additional purchase consideration.

8. COMMITMENTS AND CONTINGENCIES

Indemnification of Liabilities by Nedinco and Hang Lung Development Company Ltd.

Nedinco and Hang Lung Development Company Ltd., a Hong Kong corporation, have agreed to indemnify Allright for certain costs and liabilities incurred in connection with or arising out of the operations of the Predecessor Company prior to October 31, 1996. As a result of the indemnification, expenses related to items covered by the indemnification are being paid directly by Nedinco.

  Letters of Credit

At June 30, 1998, the Company had letters of credit outstanding totalling $1,638,000.

  Litigation

The Company is involved in various legal actions arising in the normal course of business. Management is of the opinion, after taking into consideration evaluations by counsel for Company, that the outcome of all known and potential claims and litigation will not have a material adverse effect on the Company's business or consolidated financial position or result of operations.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

9. INCOME TAXES

Income tax expense (benefit) for the periods presented below consisted of the following (in thousands):

                                    PREDECESSOR COMPANY             ALLRIGHT
                                 -------------------------   ----------------------
                                   YEAR                      OCTOBER 31,     YEAR
                                  ENDED     JULY 1, 1996,     1996, TO      ENDED
                                 JUNE 30,   TO OCTOBER 30,    JUNE 30,     JUNE 30,
                                   1996          1996           1997         1998
                                 --------   --------------   -----------   --------
Current--
  Federal......................   $4,701       $ 2,706         $   --       $  477
  State........................    1,104           149            628        1,567
  Non-U.S......................      175           105            206           61
                                  ------       -------         ------       ------
          Total current........    5,980         2,960            834        2,105
                                  ------       -------         ------       ------
Deferred--
  Federal......................      (28)       (1,766)           240          207
  State........................       (6)           (3)            95          (83)
  Non-U.S......................        9            (5)           (18)          (3)
                                  ------       -------         ------       ------
          Total deferred.......      (25)       (1,774)           317          121
                                  ------       -------         ------       ------
          Total income tax
             expense...........   $5,955       $ 1,186         $1,151       $2,226
                                  ======       =======         ======       ======

The effective rate, as computed on income (loss) before extraordinary items and income taxes, differs from the statutory U.S. income tax rate for the periods presented below due to the following (in thousands):

                               PREDECESSOR COMPANY                         ALLRIGHT
                       -----------------------------------   -------------------------------------
                          YEAR ENDED      JULY 1, 1996, TO   OCTOBER 31, 1996,       YEAR ENDED
                        JUNE 30, 1996     OCTOBER 30, 1996    TO JUNE 30, 1997     JUNE 30, 1998
                       ----------------   ----------------   ------------------   ----------------
                       AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT    PERCENT    AMOUNT   PERCENT
                       ------   -------   ------   -------   -------   --------   ------   -------
U.S. federal
  statutory rate on
  income (loss)
  before
  extraordinary items
  and income taxes...  $4,807    34.0%    $1,026    34.0%    $ (290)      34.0%   $  778    34.0%
State and city income
  taxes, net of
  federal income tax
  benefit............     724     5.1        168     5.4          5       (0.1)      159     6.9
Nondeductible
  goodwill
  amortization.......      --      --         --      --        235      (27.6)      427    18.7
Nondeductible
  expenses...........     114     1.0         13      --         94      (10.9)       70     3.1
Valuation allowance..      --      --         --      --      1,107     (130.1)      792    34.6
Other................     310     2.0        (21)   (0.1)        --         --        --      --
                       ------   -----     ------   -----     ------     ------    ------   -----
Income tax expense...  $5,955    42.1%    $1,186    39.3%    $1,151     (134.7)%  $2,226    97.3%
                       ======   =====     ======   =====     ======     ======    ======   =====

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

Sources of deferred tax assets and liabilities are as follows (in thousands):


                                                           JUNE 30
                                                     -------------------
                                                       1997       1998
                                                     --------   --------
Deferred tax assets--
  Deferred compensation expense....................  $  4,361   $  4,276
  State taxes......................................     1,447        971
  Straight-line rent increases.....................       874        775
  Net operating losses.............................    16,955     17,143
  Other............................................       144        879
                                                     --------   --------
          Total gross deferred tax assets..........    23,781     24,044
                                                     --------   --------
Deferred tax liabilities--
  Book/tax difference in land values...............   (32,694)   (33,220)
  Property, plant and equipment, due to differences
     in depreciation...............................    (3,914)    (3,434)
Other..............................................      (435)      (416)
                                                     --------   --------
          Total gross deferred tax liabilities.....   (37,043)   (37,070)
Less -- Valuation allowance........................   (16,785)   (17,142)
                                                     --------   --------
          Net deferred tax liabilities.............  $(30,047)  $(30,168)
                                                     ========   ========


Net operating losses will expire if not utilized beginning in 2004. The utilization of these net operating losses will be significantly limited by various provisions of the Tax Code. Valuation allowance has been provided for net operating losses for which recoverability is not deemed to be more likely than not.

The amount of cash paid for federal alternative minimum, state and foreign income taxes during the year ended June 30, 1996, the period from July 1, 1996, to October 30, 1996, the period from October 31, 1996, to June 30, 1997, and the year ended June 30, 1998, was approximately $2,153,000, $684,000 and $1,332,000 and $2,072,000, respectively.

10. NOTES RECEIVABLE

Included in notes receivable at June 30, 1997 and 1998, is a mortgage note of $2,485,000 from a partnership which is secured by a parking garage and rental assignments. The note bears interest at a rate of 7.7 percent which is payable monthly. The loan matures in August 2010.

In June 1997, the Company loaned its partner in Edison $16,500,000 in connection with the Company's acquisition of its interest in Edison. The note is secured by a partnership interest in Edison, bears interest at a rate of 10 percent and is payable in full in July 2004.

The remainder of notes receivable consist of notes ranging from $153,000 to $1,071,000 at June 30, 1997, and notes ranging from $17,000 to $1,071,000 at
June 30, 1998. The notes bear interest at rates ranging from 8 percent to 12 percent at June 30, 1998.

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES

11. SUBSEQUENT EVENTS

  Prepaid Insurance

On July 1, 1998, the Company renewed its primary insurance coverages with its existing carrier under a three year rate guaranteed program. The Company financed the purchase of these insurance coverages by paying $550,000 in cash and financing the remaining $10,500,000 over 30 months at an annual percentage rate of 6.20 percent. Monthly payments of $376,000, which include interest and principal, begin August 1, 1998.

  Allied Parking Acquisition

On October 1, 1998, the Company purchased four leases from Allied Parking of New York (Allied Parking) relating to parking facilities in Manhattan with maturities ranging from 2006 to 2029 for $14,230,000 cash. In addition, Allied Parking agreed to lease the Company two more lots for 19 years each in exchange for a prepaid lease payment of $4,900,000. The Company also purchased the right to use the "Allied Parking" name for $835,000 in cash.

  Merger With Central

On September 21, 1998, a merger agreement was signed in which the Company will merge with a wholly owned subsidiary of Central Parking Corporation (Central Parking). The merger, which is expected to be accounted for as a pooling of interests transaction is based on an equity purchase price of $564 million, which is subject to adjustment for and reduction related to, among other things, transaction costs, acquisitions and Allright indebtedness. For purposes of computing the exchange ratio, the Central Parking common stock will have a deemed price of $46.00 per share. The merger remains subject to certain closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Act. The transaction is also subject to approval by the shareholders of both Central Parking and the Company at separate meetings to be scheduled. The transaction is anticipated to close in early 1999.

  System Conversion

Allright is in the process of upgrading local and wide area information networks, computer hardware, software, and connection devices to comply with Year 2000 issues. The vendors of such computer equipment have warranted that their systems will appropriately process information beyond Year 2000. Allright expects that the conversion of all system critical functions will be completed no later than the end of the first calendar quarter of 1999. Management expects this conversion timetable to provide adequate opportunity to fully test and address any unforeseen Year 2000 issues. Management believes that the system is operating sufficiently to produce the necessary management reporting needed to operate the Company on a timely basis and that all reporting capabilities will be ready as necessary.

  Additional Allied Acquisition (unaudited)

On November 8, 1998, the Company purchased an additional six leases from Allied Parking with maturities ranging from 1999 to 2008 for $5.1 million cash. The Company also

                    ALLRIGHT HOLDINGS, INC. AND SUBSIDIARIES purchased the right to use the "Allied Parking" name associated with these leases for $300,000 in cash.

  Additional Edison Contribution (unaudited)

Upon consummation of the merger with Central Parking, Allright has committed to contribute approximately $11.7 million to Edison.

  Employee Retention Plan

In connection with the merger with Central Parking, Allright has committed to retention agreements with key company personnel. Total payments to be paid in connection with these agreements will be approximately $5,400,000. Payments are contingent upon the consummation of the merger with Central Parking.

Additionally, upon closing of the merger with Central Parking, employment agreements and management continuity agreements with aggregate payments totaling approximately $2,000,000 to $5,400,000, contingent on time and continued employment will be entered into by Allright.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                          CENTRAL PARKING CORPORATION,

                            CENTRAL MERGER SUB, INC.

                                      AND

                            ALLRIGHT HOLDINGS, INC.

                         DATED AS OF SEPTEMBER 21, 1998

                           AS AMENDED JANUARY 5, 1999

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

                          AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 21, 1998 (this "Agreement"), among Central Parking Corporation ("Central"), a Tennessee corporation, Central Merger Sub, Inc. ("Central Sub"), a Delaware corporation and wholly owned subsidiary of Central, Allright Holdings, Inc. ("Holdings"), a Delaware corporation and the sole shareholder of Allright Corporation ("Allright"), a Delaware corporation, Apollo Real Estate Investment Fund II, L.P. ("Apollo"), a Delaware limited partnership and AEW Partners, L.P. ("AEW"), a Delaware limited partnership.

                                    RECITALS

WHEREAS, the respective Boards of Directors of Central, Central Sub and Holdings have each approved the Merger (as defined below) of Central Sub and Holdings pursuant to the terms of this Agreement;

WHEREAS, the majority stockholders of Central, Monroe J. Carrell, Jr. and The Carell Children's Trust (collectively, the "Central Stockholders"), have each entered into a transaction support agreement with Holdings, Apollo and AEW, dated as of the date hereof (collectively, the "Transaction Support Agreements"), with respect to the Merger wherein the Central Stockholders have committed to vote the shares of Central capital stock beneficially owned by the Central Stockholders in connection with the Merger and the other transactions contemplated by this Agreement, and Apollo and AEW, as the majority stockholders of Holdings, have committed to vote the shares of Holdings capital stock beneficially owned by them in favor of the Merger and the other transactions contemplated by this Agreement, and certain other stockholders and warrantholders of Holdings have each entered into a transaction support agreement with respect to the Merger wherein such stockholders and warrantholders have committed to vote the shares of Holdings capital stock beneficially owned by them in favor of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, Central, certain stockholders of Central, Apollo and AEW have entered into a Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), pursuant to which Central has agreed to provide certain registration rights for the benefit of such stockholders of Central, Apollo and AEW;

WHEREAS, Central, Central Sub and Holdings desire to make certain representations, warranties, covenants and agreements in connection with such merger as set forth in this Agreement; and

WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code;

Now, therefore, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

Section 1.1 The Merger. At the Effective Time (as defined in Section 1.2) and in accordance with the terms of this Agreement and applicable law, Central Sub shall be merged (the "Merger") with and into Holdings and its separate legal existence shall cease to exist, and Holdings will be the surviving corporation (some times referred to herein as the "Surviving Corporation") and shall continue its corporate existence as "Allright Holdings, Inc." under the laws of the State of Delaware. The Merger shall have the effects provided for in Section 251 of the Delaware General Corporation Law (the "DGCL").

Section 1.2 Effective Time. The merger (the "Merger") shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (or at such later time specified as the effective time in the Certificate of Merger), which Certificate of Merger shall be so filed at the time of the Closing (as defined in Section 1.3). The date and time when the Merger becomes effective are herein referred to as the "Effective Time".

Section 1.3 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to the provisions of Article VII herein, the closing (the "Closing") of the transactions contemplated by this Agreement shall take place at a location to be agreed to by Central and Holdings, on the second business day following the satisfaction or waiver of the conditions set forth in Article VI, or at such other time and date as the parties may mutually agree. The date and time of such Closing are herein referred to as the "Closing Date". At the Closing, each of the parties hereto shall take, or cause to be taken, all such actions and deliver, or cause to be delivered, all such documents, instruments, certificates and other items as may be required under this Agreement or otherwise, in order to perform or fulfill all covenants, conditions and agreements on its part to be performed at or prior to the Effective Time.

Section 1.4 Certificate of Incorporation. The Certificate of Incorporation of Holdings, as in effect at the Effective Time, shall continue in effect as the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided therein.

Section 1.5 By-Laws. The By-Laws of Holdings, as in effect at the Effective Time, shall be the By-Laws of the Surviving Corporation, until thereafter amended as provided therein.

Section 1.6 Directors and Officers. The officers and directors of Central Sub at the Effective Time shall be the officers and directors of the Surviving Corporation, each to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

        (a) each share of common stock of Central Sub, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist and shall be converted into one share of common stock of the Surviving Corporation, $0.01 par value per share. Such newly issued shares shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation;

        (b) each share of common stock of Holdings, $0.01 par value per share (the "Holdings Common Stock"), issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled in accordance with
     Section 2.1(c), shall be cancelled and cease to exist and shall be converted into and represent the number of common shares of Central, $0.01 par value per share (the "Central Common Stock"), equal to the Exchange Ratio (as defined in Section 2.6);

        (c) all share capital held in the treasury of Holdings or held by any of Holdings' subsidiaries shall be cancelled and cease to exist and no payment shall be made in respect thereof; and

        (d) at the Effective Time, all rights in respect of outstanding shares of Holdings Common Stock shall cease to exist, other than the right to receive Central Common Stock as described above.

Section 2.2 Closing of Holdings Transfer Books. At the Effective Time, the stock transfer books of Holdings shall be closed and no transfer of Holdings Common Stock shall thereafter be made.

Section 2.3 No Fractional Shares. No fractional shares of Central Common Stock shall be issued pursuant hereto. In lieu of any such fractional share of Central Common Stock, Central shall pay to each former shareholder of Holdings who otherwise would be entitled to receive a fractional share of Central Common Stock an amount in cash determined by multiplying (i) $46.00 by (ii) the fractional interest in a share of Central Common Stock to which such holder would otherwise be entitled.

Section 2.4 Certain Adjustments. If after the date hereof and on or prior to the Closing Date the outstanding shares of Central Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or any similar event shall occur, the amount of shares to which a holder of Holdings Common Stock shall be entitled to receive shall be adjusted accordingly to provide to such holder the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.

Section 2.5 Stock Options; Warrants. (a) At the Effective Time, each option granted by Holdings to purchase shares of Holdings Common Stock (each, a "Holdings Option") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Holdings Common Stock and shall be converted automatically into an option to purchase shares of Central Common Stock (each, a "Central Option") in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Allright 1998 Employee Stock Option Plan (the "Holdings Option Plan"), if applicable to such Holdings Options), and the agreements evidencing grants thereunder, including, but not limited to, the accelerated vesting of such options which shall occur in connection with and by virtue of the consummation of the Merger as and to the extent required by the Holdings Option Plan and such agreements:

        (i) the number of shares of Central Common Stock to be subject to the new Central Option shall be equal to the product of the number of shares of Holdings Common Stock subject to the original Holdings Option and the Exchange Ratio, provided that any fractional shares of Central Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

        (ii) the exercise price per share of Central Common Stock under the new Central Option shall be equal to the exercise price per share of Holdings Common Stock under the original Holdings Option divided by the Exchange Ratio, provided that the resulting exercise price shall be rounded up to the nearest cent.

(b) In the case of any Holdings Options which are intended to be "incentive stock options" (as defined in Section 422 of the Code)("ISOs"), the exercise price of, the number of shares purchasable pursuant to, and the terms and conditions of exercise of, the Central Options issued in exchange therefor shall be determined in order to comply with Section 424(a) of the Code.

(c) The duration and other terms of Central Options shall be the same as the Holdings Options except that all references to Holdings shall be deemed to be references to Central.

(d) As of the Effective Time, the Holdings Options Plan shall be assumed by Central and, following the Effective Time, Central shall take all steps necessary to provide that shares of Central Common Stock issuable upon the exercise of all outstanding Central Options shall be covered by an effective registration statement on Form S-8 (or other appropriate form) as soon as practicable after the Effective Time.

(e) At the Effective Time, each warrant granted by Holdings to purchase shares of Holdings Common Stock (each, a "Holdings Warrant") which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Holdings Common Stock and shall be converted automatically into a warrant to purchase shares of Central Common Stock (each, a "Central Warrant") in an amount equal to the product of the number of shares of Holdings Common Stock subject to the original Holdings Warrant and the Exchange Ratio, provided that any fractional shares of Central Common Stock resulting from such multiplication shall be rounded down to the nearest share. The exercise price per share of Central Common Stock under the new Central Warrant shall be equal to the exercise price per share of Holdings Common Stock under the original Holdings Warrant divided by the Exchange Ratio, provided that the resulting exercise price shall be rounded up to the nearest cent.

Section 2.6 Calculation of Exchange Ratio.  (a) The "Exchange Ratio" shall be
(i) the Equity Purchase Price (as defined in Section 2.6(b)), divided by (ii) $46.00, divided by (iii) the number of shares of Holdings Common Stock outstanding as of the Effective Time (excluding any shares of Holdings Common Stock issued or issuable to the seller in exchange for assets in any acquisition permitted under Sections 5.1(d) and 5.1(e)), plus the number of shares of Holdings Common Stock issuable pursuant to outstanding Holdings Options and Holdings Warrants immediately prior to the Effective Time.

(b) The "Equity Purchase Price" shall be calculated as follows and shall be set forth in a closing statement (the "Closing Statement"), an example of which is set forth on Schedule 2.6(b), that will be prepared by Holdings based on its good faith estimates of the amounts indicated and provided to Central for its review and approval (which shall not be unreasonably withheld), not less than five business days prior to the Closing Date: (i) $564,390,050, plus (ii) the Acquisition Expenses (as defined in Section 2.6(c)), plus (iii) the excess, if any, of $5,000,000 over the Covered Transaction Expenses (as defined in Section 2.6(d)), plus (iv) the Working Capital Adjustment (as defined in Section 2.6(e)), plus (v) the aggregate exercise price of all outstanding and unexercised Holdings Warrants or Holdings Options which are not ISOs as of the Closing Date, less (vi) the principal amount of any long-term indebtedness for borrowed money and capitalized lease obligations of Allright and its consolidated subsidiaries as of the Closing Date and assumed by Central or Central Sub pursuant to the Merger, but not including the current portion of either long-term indebtedness or capitalized lease obligations, less (vii) the excess, if any, of the Covered Transaction Expenses over $5,000,000, less (viii) any adjustment required pursuant to paragraph (f) below, plus (ix) any Divesture Gain (as defined herein), less (x) any Divesture Loss (as defined herein), less
(xi) any proceeds arising from the sale, lease, transfer or disposition of any property or assets set forth on Schedule 5.1(j), after deduction of all expenses incurred relating to any such transaction, less (xii) any Excess Severance (as defined in Section 3.12(a)). Holdings shall use its best efforts to deliver to Central as soon as possible (but no later than fifteen business days prior to the Closing Date), Allright's and Holdings' audited financial statements for the fiscal year ended June 30, 1998, Allright's Actual EBITDA (as defined below), the Acquired Facility EBITDA (as defined below) and the Non-Acquired EBITDA (as defined below).

(c) The "Acquisition Expenses" shall be the aggregate amount of cash consideration and transaction expenses paid by Holdings, Allright or any Subsidiary (as defined below) through the Closing in respect of any and all acquisitions of parking facilities after April 30, 1998 and any and all capital expenditures incurred in connection with such acquisitions and leases entered into after April 30, 1998, all as set forth on Schedule 2.6(c) (as such Schedule may be supplemented or revised prior to the Closing Date).

(d) "Covered Transaction Expenses" include, without duplication, any and all out-of-pocket expenses of Holdings, Allright, the Subsidiaries, Apollo and AEW, incurred in connection with the Merger or the other transactions contemplated by this Agreement, to the extent that such expenses have been paid or are accrued on the Closing Statement. AEW and Apollo shall list all such expenses on the Closing Statement.

(e) The "Working Capital Adjustment" shall be calculated as follows: (i) the amount of working capital surplus or deficit (such deficit, if any, to be expressed as a negative number) of Allright and its consolidated subsidiaries as set forth on its most recent available balance sheet (which shall not be dated more than 50 calendar days prior to the Closing Date), reduced by the amount of any portion of any acquisitions not financed from additional debt or equity proceeds subsequent to such balance sheet date and which shall be determined in accordance with Schedule 2.6(e) and otherwise in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis with Allright's historical financial statements, plus (ii) $6,000,000. Any items reflected as Covered Transaction

Expenses or as an adjustment pursuant to any other clause of paragraph (b) above used to calculate the Equity Purchase Price shall be excluded in calculating the working capital deficit or surplus for the purposes of determining the Working Capital Adjustment. The Working Capital Adjustment may only be a negative number or zero.

(f) Notwithstanding anything to the contrary above, the Equity Purchase Price shall be adjusted as follows:

        (i) if Allright's EBITDA (as defined below) calculated from Allright's audited financial statements for the fiscal year ended June 30, 1998 ("Allright's Actual EBITDA"), minus the EBITDA attributable to those parking facilities acquired by Holdings, Allright or any Subsidiary after April 30, 1998, to the extent the EBITDA attributable to such parking facilities was included in Allright's Actual EBITDA (the "Acquired Facility EBITDA", and the difference between Allright's Actual EBITDA and the Acquired Facility EBITDA, the "Non-Acquired EBITDA"), is equal to or greater than $34.0 million, the Equity Purchase Price shall be computed as set forth above and no further adjustment shall be made under this paragraph (f); and

        (ii) if the Non-Acquired EBITDA is less than $34.0 million (the difference between the $34.0 million and the Non-Acquired EBITDA, the "EBITDA Shortfall"), then the Equity Purchase Price shall be reduced by the EBITDA Shortfall, multiplied by 16.

"EBITDA" shall mean, for any particular entity, the earnings before interest, taxes, depreciation and amortization attributable to that entity. For purposes of computing Allright's Actual EBITDA above, the EBITDA shall be derived in accordance with GAAP consistently applied from Allright's audited financial statements for the fiscal year ended June 30, 1998 and shall not include the following expenses: the Covered Transaction Expenses and expenses incurred in connection with the Merger, payments made in respect of retention, employment and management continuity agreement bonuses listed on Schedules 5.9(a), 5.9(b) and 5.9(c) and any other charges related to Holdings Options or Holdings Warrants used to compute the Exchange Ratio pursuant to Section 2.6(a)(iii), charges for asset impairments and expenses associated with other liabilities mutually agreed to by Holdings and Central. In addition, Allright's Actual EBITDA shall not include any gains or losses attributable to the sale of any assets, and any minority interest expense deducted to calculate EBITDA shall be reinstated when computing Allright's Actual EBITDA. The calculation used to derive Allright's Actual EBITDA shall be included as part of the Closing Statement.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF HOLDINGS

Holdings and Allright represent and warrant to Central and Central Sub as follows:

Section 3.1 Organization. Holdings is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2 Authority; Enforceability. Holdings has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on its part hereby. The execution and delivery by Holdings of this Agreement and the consummation by Holdings of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Holdings. No other corporate proceedings on the part of Holdings are necessary to authorize the execution and delivery of this Agreement and the consummation by Holdings of the transactions contemplated hereby or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Holdings and is a valid and binding agreement of Holdings, enforceable against Holdings in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. AEW and Apollo, as the majority stockholders of Holdings, have taken, or will prior to the Closing take, all action required to be taken on their respective parts in order for Holdings to have duly authorized, executed and delivered this Agreement and to consummate the transactions contemplated hereby.

Section 3.3 Subsidiaries. Holdings does not have any subsidiaries other than Allright. Except as provided in Schedule 3.3, Allright does not have any equity interest, directly or indirectly, in any other entity (such subsidiaries in Schedule 3.3, the "Subsidiaries").

Section 3.4 Non-Contravention. Except as set forth on Schedule 3.4, the execution and delivery by Holdings, AEW and Apollo of this Agreement and by AEW and Apollo of the Registration Rights Agreement, the Noncompetition Agreement and the Transaction Support Agreements do not, and the consummation by each of the transactions contemplated hereby and thereby and the performance by each of the obligations which it is obligated to perform hereunder and thereunder will not, (a) violate any provision of the Certificate of Incorporation or By-Laws of Holdings, Allright or any Subsidiary, (b) except as a result of failing to obtain any third party consents, violate, or result in the violation of, any provision of, or result in the termination of or the acceleration of, or entitle any party to accelerate any obligation or indebtedness under, or result in the imposition of any lien upon or the creation of a security interest in any of the Holdings Common Stock or upon the assets of Holdings, Allright or any Subsidiary, pursuant to, any mortgage, lien, lease, franchise, license, permit, agreement or other instrument to which Holdings, Allright or any Subsidiary is a party, or by which Holdings, Allright or any Subsidiary is bound, and that is likely to, in any such event, in the aggregate, have a material adverse effect on the financial condition of Holdings, Allright and the Subsidiaries taken as a whole (a "Holdings Material Adverse Effect"), or (c) subject to the approvals required as set forth in Section 3.5, violate or conflict with any other restriction of any kind or character to which Holdings, Allright or any Subsidiary or to which AEW or Apollo is subject which would prevent or significantly restrict or delay the consummation of the transactions contemplated hereby.

Section 3.5 Consents. Except for filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and as set forth in
Schedule 3.5, no consent, authorization, order or approval of, or filing or registration with, any governmental commission, board or other regulatory body (collectively, "Consents") which has not been obtained or made is required (a) for or in connection with the execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby and the performance by Holdings of its obligations hereunder, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Holdings Material Adverse Effect, or (b) for the ongoing operations of Allright and the Subsidiaries as currently conducted, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Holdings Material Adverse Effect.

Section 3.6 Capital Stock. (a) The entire authorized capital stock of Holdings consists of 500,000 shares of common stock, $0.01 par value, 79,564 of which are issued and outstanding as of the date hereof and all such shares are validly issued, fully paid and nonassessable, and 500,000 shares of preferred stock, with a par value of $0.01 per share, none of which are issued and outstanding. Except as set forth on Schedule 3.6(a), there are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Holdings capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Holdings capital stock.

(b) The entire authorized capital stock of Allright consists of 1,000 shares of common stock, $0.01 par value, all of which are issued and outstanding as of the date hereof, and all such shares are validly issued, fully paid and nonassessable. Other than as set forth on Schedule 3.6(b), Holdings owns all such issued and outstanding shares free and clear of any options, liens, claims, charges or other encumbrances. There are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Allright capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Allright capital stock.

(c) All of the issued and outstanding shares of capital stock or securities of the Subsidiaries (the "Subsidiaries Shares") are validly issued, fully paid and nonassessable. Allright owns, directly or indirectly, the percentage of such Subsidiary Shares set forth on Schedule 3.6(c), in each case free and clear of any options, liens, claims, charges or other encumbrances, except as set forth on Schedule 3.6(c). There are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of any Subsidiary capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of any Subsidiary capital stock.

Section 3.7 Organization and Qualification of Allright and the
Subsidiaries. Except as set forth on Schedule 3.7, each of Allright and the Subsidiaries is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and each has full corporate or partnership, as the case may be, power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, except where such failure would not, in the aggregate, have a Holdings Material Adverse Effect. Each of Allright and the Subsidiaries is qualified and in good standing in every jurisdiction where the failure to so qualify or be in good standing would have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.8 Financial Statements. Schedule 3.8 contains a true and correct copy of (a) the audited consolidated balance sheet of Allright as of June 30, 1997,
(b) the audited related statement of income and cash flows for the three-years then ended, (c) the unaudited consolidated balance sheet of Allright as of June 30, 1998, (d) the unaudited and consolidated statements of income and retained earnings and unaudited statements of cash flows of Allright for the fiscal year ended June 30, 1998, (e) the unaudited balance sheet of Holdings (parent company only) as of June 30, 1998 and (f) the unaudited statements of income and retained earnings of Holdings (parent company only) for the fiscal year ended June 30, 1998 (collectively, the "Financial Statements"). The Financial Statements (including the notes thereto) present fairly in all material respects the financial position and results of operations of Allright and the Subsidiaries as of the date and for the periods specified therein set forth, and have been prepared in accordance with GAAP consistently applied, except for any ordinary year-end adjustments and footnote disclosures with respect to any interim financial statement. The sole remedy for any breach of this Section 3.8 shall be an adjustment to the Equity Purchase Price as set forth in Section 2.6(f), except if such breach arises from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of such Financial Statements.

Section 3.9 Undisclosed Liabilities. Except as set forth on Schedule 3.9, Holdings, Allright and the Subsidiaries have no liabilities or obligations, secured or unsecured (whether absolute, accrued, contingent or otherwise and whether due or to become due), which are not fully reflected in the Financial Statements, except (a) those incurred in the ordinary course of business since June 30, 1998, (b) those that may have arisen as a result of the execution and delivery of this Agreement by Holdings or (c) those that would not have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the Financial Statements, Holdings, Allright and the Subsidiaries have conducted their respective businesses in the ordinary course.

Section 3.11 Legal Proceedings. Except as set forth in Schedule 3.11, there are no governmental proceedings seeking over $50,000 or private litigation proceedings against Holdings, Allright or any Subsidiary pending or, to the knowledge of Holdings, threatened which, if determined adversely to Holdings, Allright or any Subsidiary, is likely to have, in the aggregate, a Holdings Material Adverse Effect, nor are there any judgments, decrees or orders against or enjoining Holdings, Allright or any Subsidiary in respect of, or the effect of which is to prohibit, restrict, or affect, any business practice or the acquisition of any property or the conduct of business in any area which will have, in the aggregate, a Holdings Material Adverse Effect.

Section 3.12 Employee Benefits. (a) Schedule 3.12(a) sets forth a true and complete list as of the date hereof of each material bonus, retention bonus, deferred compensation, incentive compensation, severance, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Holdings, Allright or the Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with Holdings, Allright or the Subsidiaries would be deemed a "single employer" within the meaning of section 4001(a)(15) of ERISA, for the benefit of any employee or former employee of Allright or an ERISA Affiliate, whether written or unwritten (the "Plans"). For purposes of the adjustment to the Equity Purchase Price set forth in Section 2.6(b), "Excess Severance" shall mean the amount by which the aggregate severance obligations of Holdings, Allright or the Subsidiaries set forth on Schedule 3.12(a) as updated or supplemented on the Closing Date (excluding any reasonable and customary severance obligations contained in provisions of any employment or severance agreement entered into in connection with any acquisition of a parking facility or parking-related entity after the date hereof) shall exceed $6.3 million.

(b) Holdings, Allright and the Subsidiaries have previously made available to Central or its representatives copies of (i) each of the Plans or summaries thereof, including all amendments thereto to date; (ii) the two most recent actuarial statements, if any, prepared for each

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Plan; (iii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Plan or related trust; (iv) the most recent determination letter received from the IRS, if any, for each Plan and related trust which is intended to satisfy the requirements of
Section 401(a) of the Code; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Plan; and (vi) all material communications to any employee or employees relating to each Plan.

(c) Except as set forth on Schedule 3.12(c) hereto, no Plan provides benefits, including without limitation death or medical benefits (whether or not insured) with respect to current or former employees of Holdings, Allright, any Subsidiary or any ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as defined in section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

(d) Each of the Plans is in material compliance with the terms thereof and with the requirements of any and all laws, orders, decrees, rules and regulations applicable to such plan, including, but not limited to, ERISA and the Code. Except as set forth on Schedule 3.12 (d), no Plan is subject to Title IV of ERISA. There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

(e) Except as set forth on Schedule 3.12(e), no Plan is a "multiemployer pension plan" (as defined in section 3(37) of ERISA). With respect to any Plan that is a "multiemployer pension plan" (as defined in section 3(37) of ERISA) covering employees of Holdings, Allright, the Subsidiaries or any ERISA Affiliate, (i) none of Holdings, Allright, any Subsidiary or any ERISA Affiliate has, since January 1, 1992, made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in sections 4203 and 4205 of ERISA, (ii) no event has occurred that presents a material risk of a partial withdrawal, (iii) none of Holdings, Allright, any Subsidiary or any ERISA Affiliate has any contingent liability under section 4204 of ERISA and no circumstances exist that present a material risk that any such plan will go into reorganization, and (iv) the aggregate withdrawal liability of Holdings, Allright, the Subsidiaries and the ERISA Affiliates, computed as if a complete withdrawal by Holdings, Allright, the Subsidiaries and the ERISA Affiliates had occurred under each such Plan on the date hereof, would not exceed $25,000.

(f) Each Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and, to the knowledge of Holdings, Allright and the Subsidiaries, no event has occurred since the date of such determination that would adversely affect such determination.

(g) The consummation of the Merger will not cause Holdings, Allright or any Subsidiary to be responsible for any long-term gain incentive bonus to be paid to any regional or division manager in connection with the sale of owned property.

Section 3.13 Properties, Contracts and Other Data. (a) Allright and its Subsidiaries own and have good, marketable and insurable title to the real property owned of record or beneficially by Allright or such Subsidiary, as the case may be (the "Owned Properties"), free and clear of all mortgages, liens (except for ad valorem real estate taxes not yet delinquent or the validity of which are being contested in good faith, imperfections and liens that do not materially detract from the value of or interfere with the present use of such property),
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claims, pledges, security interests and other monetary encumbrances, and free of all restrictions, easements, reservations, covenants and other non-monetary encumbrances, except for the matters set forth in the title policies related to the Owned Properties referenced on Schedule 3.13(a)(1) and as set forth on
Schedule 3.13(b)(1). Except as set forth on Schedule 3.13(a)(2), as of the date hereof, neither Allright nor any Subsidiary has received any written notice of condemnation or suspension of its right to use with respect to any of the Owned Properties, none of the Owned Properties is subject to condemnation proceedings and there is not now pending or threatened, any governmental or regulatory action or action by a private party adverse to the uses contemplated for the Owned Properties by Allright and its Subsidiaries.

(b) Except as set forth on Schedule 3.13(b)(1), as of the date hereof there are no (i) mortgages, indentures, loan agreements or other borrowing agreements to which Holdings, Allright or any Subsidiary is a party as obligor, or to which it or any of their respective owned assets or properties is subject, which relate to indebtedness of Holdings, Allright or any Subsidiary for borrowed money or to mortgaging, pledging or otherwise placing a lien on any of their respective assets; or (ii) guarantees or indemnification agreements given or entered into by Holdings, Allright or any Subsidiary with respect to indebtedness for borrowed money or in support of obligations the principal obligor in respect of which is not Holdings, Allright or any Subsidiary. Except as set forth on
Schedule 3.13(b)(2), neither Allright's chief executive officer, chief financial officer, chief operating officer, general counsel nor divisional managers have knowledge (based on reasonable information) that any party to any contract involving the payment by or to Holdings, Allright or any Subsidiary of more than $100,000 per annum that such party intends or has threatened to cancel, terminate or amend such contract.

Section 3.14 Certain Tax Matters.  (a) Except as set forth in Schedule 3.14:

        (i) giving effect to all extensions obtained, each of Holdings, Allright and the Subsidiaries has timely filed (or there has been timely filed on its behalf) all Tax Returns (as defined below) required to be filed by it, and all such Tax Returns are complete in all material respects, has paid (or there has been paid on its behalf) all Taxes shown thereon to be due, other than such Taxes as are being contested in good faith, and has established reserves in accordance with generally accepted accounting principles for the payment of all Taxes for periods subsequent to the periods covered by such Tax Returns;

        (ii) no material deficiency, assessment or other formal claim for any material Taxes has been asserted by a Tax authority against Holdings, Allright or any of the Subsidiaries that has not been fully paid, accrued or finally settled;

        (iii) none of Holdings, Allright or any of the Subsidiaries has been notified that any Tax Returns are currently the subject of any audit or other administrative proceeding or court proceeding ("Audit") by any Tax authority;

        (iv) no extension, waiver or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of Holdings, Allright or any of the Subsidiaries and is currently in effect; and

        (v) the income Tax Returns of Holdings, Allright and the Subsidiaries for the taxable periods ending on or before June 30, 1992 have been examined by the appropriate Tax authority (or the applicable statute of limitations for the assessment of Taxes for

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

     such periods has expired) and a list of Audits commenced and not yet completed with respect to Holdings, Allright and the Subsidiaries is set forth on Schedule 3.14.

(b) For purposes of this Agreement, (i) "Taxes" (including, with correlative meaning, the term "Tax") shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign govern mental authority, including, but not limited to, income, gross receipts, commercial rent and occupancy, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto and (ii) "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

(c) To the knowledge of Holdings, the Indemnification Agreement, dated as of October 31, 1996, by and among Nedinco Delaware Incorporated, Hang Lung Development Company Ltd., Allright Holdings LLC and Allright, and the Letter of Credit, made by HSBC Trade Services on October 29, 1996 related thereto, are each valid and binding agreements, enforceable against each party thereto in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

Section 3.15 Compliance with Laws. Except as set forth in Schedule 3.15, to their knowledge, each of Holdings, Allright and the Subsidiaries;

        (a) is in substantial compliance with all laws, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business;

        (b) has received no notification or communication from any agency or department of any federal, state, local or foreign government or any regulatory authority or the staff thereof (i) asserting that Holdings, Allright or any Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such governmental authority or regulatory authority enforces, or (ii) threatening to revoke any license, franchise, permit, or governmental authorization; and

        (c) is not a party to any written order, decree, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or a recipient of any extraordinary supervisory letter from, any federal, state or local governmental agency or authority which restricts in any material respect the conduct of business of Holdings, Allright and the Subsidiaries; nor has Holdings, Allright or any Subsidiary been advised by any such regulatory authority that such authority is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

Section 3.16 Environmental Laws. Except as set forth on Schedule 3.16, and to Holdings' knowledge:

        (a) the facilities and properties owned, leased or operated by Allright or any Subsidiary (the "Properties") and all operations at the Properties are in material compliance with all applicable federal, state, local and foreign laws and regulations relating to protection of the environment ("Environmental Laws");

        (b) neither of Allright nor any Subsidiary has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the properties or

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

     the business operated by Allright or any Subsidiary (the "Business"), nor does Holdings have knowledge of facts that could lead to such notice;

        (c) no judicial proceeding or governmental or administrative action is pending or threatened, under any Environmental Law to which Allright or any Subsidiary is or is likely to be named as a party with respect to the Properties or the Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders under any Environmental Law with respect to the Properties or the Business;

        (d) no Phase II Environmental Site Assessments have been prepared with respect to real property owned of record or beneficially by Holdings, Allright or any Subsidiary as the date hereof; and

        (e) access to all Phase I Environmental Site Assessments, and any other environmental reports or studies, prepared as of the date hereof, with respect to real property owned of record or beneficially by Holdings, Allright or any Subsidiary, has been provided to representatives of Central. Those properties for which no Phase I Environmental Assessments have been prepared are set forth on Schedule 3.16.

Holdings' sole representations with respect to environmental matters are set forth in this Section 3.16. To the extent representations in other sections of this Agreement could also apply to environmental matters including, but not limited to, matters related to, arising under or concerning Environmental Laws, such representations shall be construed to exclude all environmental matters and to apply to matters other than environmental matters.

Section 3.17 Affiliate Transactions. Except as set forth in Schedule 3.17 and for the payment by Holdings of transaction expenses of Apollo and AEW as contemplated by Section 5.9, there is no transaction and no transaction is now proposed, to which Holdings, Allright or any Subsidiary is or is to be a party in which any current stockholder, director or officer or other affiliate of Holdings, Allright or any Subsidiary has a direct or indirect interest.

Section 3.18 Labor and Employment Matters. (a) Except as set forth in Schedule 3.18, there is no collective bargaining agreement, other labor agreement or employment contract to which Holdings, Allright or any Subsidiary is a party or by which it is bound and, in the case of employment contracts, involving employees at the city manager level or higher.

(b) Except as set forth in Schedule 3.18; (i) no labor union or organization has been certified or recognized as a representative of any employees of Holdings, Allright or any Subsidiary, (ii) to the knowledge of Holdings, there are no current or threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Holdings, Allright or any Subsidiary, labor strikes, material arbitrations or material labor grievances or difficulties and (iii) to the knowledge of Holdings no such activities have occurred during the past 12 months.

Section 3.19 Insurance. All properties and operations of Holdings, Allright and the Subsidiaries are insured for its respective benefit, in such amounts and against such risks customarily insured against by persons operating similar properties or conducting similar operations under valid and enforceable policies issued by insurers of recognized responsibility. Holdings does not have knowledge of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any policy.

Section 3.20 Certain Contracts. Except as set forth on Schedule 3.20, there is no contract to which Holdings, Allright or any Subsidiary is a party which contains any (i) non-competition

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

or non-solicitation provision, (ii) any earn-out or lock-out provision, or (iii) any rights to share proceeds, rights to repurchase, contingent payment or similar provision, other than those customary revenue sharing arrangements relating to ongoing business operations contained in ordinary course of business lease and management agreement participation provisions.

Section 3.21 Accounting Matters. Holdings believes, after discussions with Arthur Andersen, that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date.

Section 3.22 No Implied Representation. Notwithstanding anything contained in this Article or any other provision of this Agreement, it is the explicit intent of each party hereto that none of Holdings, Allright, any Subsidiary, Apollo, AEW or any of their respective affiliates, directors or officers is making any representation or warranty whatsoever, express or implied, other than those representations and warranties of Holdings in this Agreement, and in the case of AEW and Apollo, with respect to the last sentence of Section 3.2. It is understood that any estimates, projections or other predictions contained or referred to in any Exhibit or Schedule hereto or which otherwise have been or are provided to Central or its representatives or affiliates are not and shall not be deemed to be representations or warranties of Holdings, Allright, any Subsidiary, Apollo or AEW or any of their respective affiliates. Central and Central Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other predictions, that they are familiar with such uncertainties, that they are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished to them, and that they shall have no claim against anyone with respect thereto.

Section 3.23 Intellectual Property. Schedule 3.23 sets forth a true and complete list of all licenses and other rights to use without payment of all patents, copyrights, trade secrets, trade names, servicemarks and trademarks used in its businesses held by Holdings, Allright or any Subsidiary; and none of Holdings, Allright or any Subsidiary has received any notice of conflict with respect thereto that asserts the right of others.

Section 3.24 Certain Information. Holdings has delivered to Central or its representatives, prior to the date hereof, true and complete copies (other than with respect to names of entities or landlords or locations, which information has been deleted from such copies) of any and all assignment provisions contained in any leases for parking facilities with direct lot operating profits of over $50,000 for the 1998 fiscal year (the "$50,000 Leases").

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF CENTRAL AND CENTRAL SUB

Central and Central Sub represent and warrant to Holdings as follows:

Section 4.1 Organization. Central and Central Sub are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective incorporation and have all requisite power and authority to own, lease and operate their properties and to carry on their respective business as now being conducted.

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

Section 4.2 Authority; Enforceability. (a) Central and Central Sub have the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated on their respective parts hereby, and Central has the corporate power and authority to execute and deliver the Registration Rights Agreement and to consummate the transactions contemplated thereby. The execution and delivery by Central and Central Sub of this Agreement and by Central of the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on their respective parts, subject, in the case of the issuance of Central Common Stock pursuant to the Merger, to the approval by Central's shareholders (the "Central Shareholder Approval") of such issuance required by the shareholder approval policy of the New York Stock Exchange (the "NYSE"). No other corporate proceedings on the part of Central or Central Sub other than the Central Shareholder Approval are necessary to authorize the execution and delivery of this Agreement or the Registration Rights Agreement and the consummation by each of the transactions contemplated hereby and by Central of the transactions contemplated thereby or the performance of their obligations hereunder or by Central thereunder. This Agreement has been duly executed and delivered by Central and Central Sub and is a valid and binding agreement of Central and Central Sub, as the case may be, enforceable against each in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. The Registration Rights Agreement has been duly executed and delivered by Central and is a valid and binding agreement of Central, enforceable against Central in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles.

(b) The Transaction Support Agreements have each been duly executed and delivered by the Central Stockholders and are valid and binding agreements of the Central Stockholders, enforceable against each of the Central Stockholders in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws relating to or affecting creditors' rights generally and by general equity principles. Compliance by the Central Stockholders with the Transaction Support Agreements will ensure that the Central Shareholder Approval is obtained without the need for approval by any other stock holder of Central.

Section 4.3 Subsidiaries. Central does not have any subsidiaries other than those set forth in Schedule 4.3 (such subsidiaries in Schedule 4.3, "Central Subsidiaries").

Section 4.4 Non-Contravention. Except as set forth in Schedule 4.4, the execution and delivery by Central and Central Sub of this Agreement, by Central of the Registration Rights Agreement and by the Central Stockholders of the Transaction Support Agreements do not, and the consummation by each of the transactions contemplated hereby and thereby, as the case may be, and the performance by each of the obligations which they are obligated to perform hereunder and thereunder, as the case may be, will not (a) violate any provision of the Certificate of Incorporation or By-Laws of Central or any Central Subsidiary, (b) except as a result of failing to obtain any third party consents, violate, or result in the violation of, any provision of, or result in the termination of or the acceleration of, or entitle any party to accelerate any obligation or indebtedness under, or result in the imposition of any lien upon or the creation of a security interest in any of the Central Common Stock or upon the assets of Central or any Central Subsidiary, pursuant to, any mortgage, lien, lease, franchise, license, permit, agreement or other instrument to which Central or any Central Subsidiary is a party, or by which Central or any Central Subsidiary is bound, and that is likely to, in any such event, in the aggregate, have a material adverse effect on the financial condition of Central and the Central Subsidiaries taken as a whole (a "Central Material Adverse Effect"), or (c) subject to the approvals required as set forth in Section 4.5, violate or conflict with any other restriction of any kind or character to which Central, any Central Subsidiary or the Central Stockholders are subject which would prevent or significantly restrict or delay the consummation of the transactions contemplated hereby.

Section 4.5 Consents.  Except for filings under the HSR Act, and as set forth in
Schedule 4.5, no Consent which has not been obtained or made is required (a) for or in connection with the execution and delivery of this Agreement by Central and Central Sub and the consummation by Central and Central Sub of the transactions contemplated hereby and the performance by Central and Central Sub of their obligations hereunder, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Central Material Adverse Effect, or (b) for the ongoing operations of Central and the Central Subsidiaries as currently conducted, other than those Consents, the failure of which to obtain, in the aggregate, would not have a Central Material Adverse Effect.

Section 4.6 Capital Stock. (a) The entire authorized capital stock of Central consists of 50,000,000 shares of Central Common Stock, 29,564,067 of which are issued and outstanding as of September 17, 1998, and all such shares are validly issued, fully paid and nonassessable, and 1,000,000 shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding. Shareholders of Holdings will own, upon their issuance pursuant to Article II, validly issued, fully paid and nonassessable shares of Central Common Stock, and all such shares will be free and clear of any options, liens, claims, charges or other encumbrances, subject to rights outlined in the Registration Rights Agreement. Except as set forth on Schedule 4.6(a), there are no outstanding obligations, warrants, options or other rights to subscribe for or pur chase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of Central capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of Central capital stock.

(b) All of the issued and outstanding shares of capital stock or securities of the Central Subsidiaries (the "Central Subsidiaries Shares") are validly issued, fully paid and nonassessable. Central owns, directly or indirectly, the percent age of such Central Subsidiaries Shares set forth on Schedule 4.3, in each case free and clear of any options, liens, claims, charges or other encumbrances. Except as set forth on Schedule 4.6(b), there are no outstanding obligations, warrants, options or other rights to subscribe for or purchase, or other plans, contracts or commitments providing for the issuance of, or the granting of rights to acquire, shares of stock of any class of any Central Subsidiary capital stock or any securities or other instruments convertible into or exchangeable for shares of stock of any class of any Central Subsidiary capital stock.

Section 4.7 Organization and Qualification of the Central Subsidiaries. Except as set forth on Schedule 4.7, each of the Central Subsidiaries is duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and each has full corporate or partnership, as the case may be, power and authority to own all of its properties and assets and to carry on its business as it is now being conducted, except where such failure would not, in the aggregate, have a Central Material Adverse Effect. Each of Central and the Central Subsidiaries is qualified and in good standing in every jurisdiction where the failure to so qualify or be in good standing would have, in the aggregate, a Central Material Adverse Effect.

Section 4.8 SEC Reports. Since October 10, 1995, Central has filed with the Securities and Exchange Commission (the "SEC") all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the SEC (the "Central SEC Documents"). As of their respective dates, the Central SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Central SEC Documents, and none of the Central SEC Documents when filed (as amended and restated and as supplemented by subsequently filed Central SEC Documents) contained any untrue statement of fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than those, in the aggregate, which would not have a Central Material Adverse Effect. The financial statements of Central included in the Central SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Central and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments), except when such failure, in the aggregate, would not have a Central Material Adverse Effect. True, correct and complete copies of Central's most recent Form 10-K, Form 10-Q and Proxy Statement are set forth on
Schedule 4.8.

Section 4.9 Undisclosed Liabilities. Except as set forth on Schedule 4.9, Central and the Central Subsidiaries have no liabilities or obligations, secured or unsecured (whether absolute, accrued, contingent or otherwise and whether due or to become due), which are not fully reflected in the financial statements contained in the Central SEC Documents, except (a) those incurred in the ordinary course of business since June 30, 1998, (b) those that may have arisen as a result of the execution and delivery of this Agreement by Central and Central Sub, or (c) those that would not have, in the aggregate, a Central Material Adverse Effect.

Section 4.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since June 30, 1998, Central and the Central Subsidiaries have conducted their respective businesses in the ordinary course.

Section 4.11 Legal Proceedings. Except as set forth in Schedule 4.11, there are no governmental proceedings seeking over $50,000 or private litigation proceedings against Central or any Central Subsidiary pending or, to the knowledge of Central or any Central Subsidiary, threatened which, if determined adversely to Central or any Central Subsidiary, is likely to have, in the aggregate, a Central Material Adverse Effect, nor are there any judgments, decrees or orders against or enjoining Central or any Central Subsidiary in respect of, or the effect of which is to prohibit, restrict, or affect, any business practice or the acquisition of any property or the conduct of business in any area which will have, in the aggregate, a Central Material Adverse Effect.

Section 4.12 Employee Benefits. (a) Schedule 4.12(a) sets forth a true and complete list as of the date hereof of each material bonus, retention bonus, deferred compensation, incentive compensation, severance, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement sponsored, maintained or contributed to or required to be contributed to by Central or the Central Subsidiaries or by any trade or business, whether or not incorporated (a "Central ERISA Affiliate"), that together with Central or the Central Subsidiaries would be deemed a "single employer" within the meaning of section 4001(a)(15) of ERISA, for the benefit of any employee or former employee of Central or a Central ERISA Affiliate, whether written or unwritten (the "Central Plans").

(b) Central and the Central Subsidiaries have previously delivered to Allright or its representatives copies of (i) each of the Central Plans or summaries thereof, including all amendments thereto to date; (ii) the two most recent actuarial statements, if any, prepared for each Central Plan; (iii) the two most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Central Plan or related trust; (iv) the most recent determination letter received from the IRS, if any, for each Central Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Central Plan; and (vi) all material communications to any employee or employees relating to each Central Plan.

(c) Except as set forth on Schedule 4.12(c) hereto, no Central Plan provides benefits, including without limitation death or medical benefits (whether or not insured) with respect to current or former employees of Central, any Central Subsidiary or any Central ERISA Affiliate beyond their retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as defined in section 3(2) of ERISA, or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary)).

(d) Each of the Central Plans is in material compliance with the terms thereof and with the requirements of any and all laws, orders, decrees, rules and regulations applicable to such plan, including, but not limited to, ERISA and the Code. Except as provided in Schedule 4.12(d), no Central Plan is subject to Title IV of ERISA. There are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Central Plans or any trusts related thereto.

(e) Except as set forth on Schedule 4.12(e) hereto, no Central Plan is a "multiemployer pension plan" (as defined in section 3(37) of ERISA). With respect to any Central Plan that is a "multiemployer pension plan" (as defined in section 3(37) of ERISA) covering employees of Central, the Central Subsidiaries or any Central ERISA Affiliate, (i) neither Central, any Central Subsidiary nor any Central ERISA Affiliate has, since January 1, 1992 made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in sections 4203 and 4205 of ERISA, (ii) no event has occurred that presents a material risk of a partial withdrawal, (iii) neither Central, any Central Subsidiary nor any Central ERISA Affiliate has any contingent liability under section 4204 of ERISA and no circumstances exist that present a material risk that any such plan will go into reorganization, and (iv) the aggregate withdrawal liability of Central, the Central Subsidiaries and the Central ERISA Affiliates, computed as if a complete withdrawal by Central, the Central Subsidiaries and the Central ERISA Affiliates had occurred under each such Central Plan on the date hereof, would not exceed $25,000.

(f) Except as set forth on Schedule 4.12(f), each Central Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service stating that it is so qualified, and, to the knowledge of Central and the Central Subsidiaries, no event has occurred since the date of such determination that would adversely affect such determination.

(g) No liability under Title IV or Section 302 of ERISA has been incurred by Central, the Central Subsidiaries or any Central ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to Central, the Central Subsidiaries or any Central ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation ("PBGC") (which premiums have been paid when due). Insofar as the representation made in this Section 4.12(h) applies to sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which Central, the Central Subsidiaries or any Central ERISA Affiliate made, or was required to make, contributions during the five (5)-year period ending on the last day of the most recent plan year which ended prior to the Closing Date.

(h) Except as set forth on Schedule 4.12(h), the PBGC has not instituted proceedings to terminate any Central Plan which is subject to Title IV of ERISA (each, a "Central Title IV Plan") and no condition exists that presents a risk that such proceedings will be instituted.

(i) With respect to each Central Title IV Plan, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan's actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(j) No Central Title IV Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Central Title IV Plan ended prior to the Closing Date. All contributions required to be made with respect to any Central Plan on or prior to the Closing Date have been timely made or are reflected on Central's most current audited balance sheet.

Section 4.13 Properties, Contracts and Other Data. (a) Central and the Central Subsidiaries own and have good, marketable and insurable title to the real property owned of record or beneficially by Central or such Central Subsidiary, as the case may be (the "Central Owned Properties"), free and clear of all mortgages, liens (except for ad valorem real estate taxes not yet delinquent or the validity of which are being contested in good faith, imperfections and liens that do not materially detract from the value of or interfere with the present use of such property), claims, pledges, security interests and other monetary encumbrances, and free of all restrictions, easements, reservations, covenants and other non-monetary encumbrances, except for the matters set forth in the title policies related to the Central Owned Properties on Schedule 4.13(a)(1) and as set forth on Schedule 4.13(b)(1). Except as set forth on Schedule 4.13(a)(2), as of the date hereof, neither Central nor any Central Subsidiary has received any written notice of condemnation or suspension of its right to use with respect to any of the Central Owned Properties, none of the Central Owned Properties is subject to condemnation proceedings and there is not now pending or threatened, any governmental or regulatory action or action by a private party adverse to the uses contemplated for the Central Owned Properties by Central and the Central Subsidiaries.

(b) Except as set forth on Schedule 4.13(b)(1), as of the date hereof there are no (i) mortgages, indentures, loan agreements or other borrowing agreements to which Central or any Central Subsidiary is a party as obligor, or to which it or any of their respective owned assets or properties is subject, which relate to indebtedness of Central or any Central Subsidiary for borrowed money or to mortgaging, pledging or otherwise placing a lien on any of their respective assets; (ii) guarantees or indemnification agreements given or entered into by Central or any Central Subsidiary with respect to indebtedness for borrowed money or in support of obligations the principal obligor in respect of which is not Central or any Central Subsidiary; or (iii) obligations of Holdings, Allright or any Subsidiary outstanding as of the Closing Date and assumed by Central or any Central Subsidiary pursuant to the Merger that require refinancing or which Central or any Central Subsidiary will be unable to refinance. Except as set forth on Schedule 4.13(b)(2), neither Central's chief executive officer, chief operating officer, chief financial officer, general counsel nor senior vice presidents have knowledge (based on reasonable information) that any party to any contract involving the payment by or to Central or any Central Subsidiary of more than $100,000 per annum that such party intends or has threatened to cancel, terminate or amend such contract.

Section 4.14 Certain Tax Matters.  (a) Except as set forth in Schedule 4.14:

        (i) giving effect to all extensions obtained, each of Central and the Central Subsidiaries has timely filed (or there has been timely filed on its behalf) all Tax Returns required to be filed by it, and all such Tax Returns are complete in all material respects, has paid (or there has been paid on its behalf) all Taxes shown thereon to be due, other than such Taxes as are being contested in good faith and has established reserves in accordance with generally accepted accounting principles for the payment of all Taxes for periods subsequent to the periods covered by such Tax Returns;

        (ii) no material deficiency, assessment or other formal claim for any material Taxes has been asserted by a Tax authority against Central or any of the Central Subsidiaries that has not been fully paid, accrued or finally settled;

        (iii) neither Central nor any of the Central Subsidiaries has been notified that any Tax Returns are currently the subject of any Audit by any Tax authority;

        (iv) no extension, waiver or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of Central or any of the Central Subsidiaries and is currently in effect; and

        (v) the income Tax Returns of Central and the Central Subsidiaries for the taxable periods ending on or before June 30, 1992 have been examined by the appropriate Tax authority (or the applicable statute of limitations for the assessment of Taxes for such periods has expired) and a list of all Audits commenced and not yet completed with respect to Central and the Central Subsidiaries is set forth on Schedule 4.14.

Section 4.15 Compliance with Laws. Except as set forth in Schedule 4.15, to their knowledge, each of Central and the Central Subsidiaries;

        (a) is in substantial compliance with all laws, regulations, reporting and licensing requirements, and orders applicable to its business or employees conducting its business;

        (b) has received no notification or communication from any agency or department of any federal, state, local or foreign government or any regulatory authority or the staff thereof (i) asserting that Central or any Central Subsidiary is not in compliance with any of the statutes, regulations or ordinances which such governmental authority or regulatory authority enforces, or (ii) threatening to revoke any license, franchise, permit, or governmental authorization; and

        (c) is not a party to any written order, decree, agreement or memorandum of understanding with, or a commitment letter or similar submission to, or a recipient of any extraordinary supervisory letter from, any federal, state or local governmental agency or authority which restricts in any material respect the conduct of business of Central and the Central Subsidiaries; nor has Central or any Central Subsidiary been advised by any such regulatory authority that such authority is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

Section 4.16 Environmental Laws. Except as set forth in Schedule 4.16 and to Central's knowledge:

        (a) the facilities and properties owned, leased or operated by Central or any Central Subsidiary (the "Central Properties") and all operations at the Central Properties are in material compliance with all applicable Environmental Laws;

        (b) neither of Central nor any Central Subsidiary has received any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the properties or the business operated by Central or any Central Subsidiary (the "Central Business"), nor does Central have knowledge of facts that could lead to any such notice;

        (c) no judicial proceeding or governmental or administrative action is pending or threatened, under any Environmental Law to which Central or any Central Subsidiary is or is likely to be named as a party with respect to the Central Properties or the Central Business, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders under any Environmental Law with respect to the Central Properties or the Central Business;

        (d) no Phase II Environmental Site Assessments have been prepared with respect to real property owned of record or beneficially by Central or any Central Subsidiary as of the date hereof; and

        (e) access to all Phase I and Phase II Environmental Site Assessments, and any other environmental reports or studies, prepared as of the date hereof with respect to real property owned of record or beneficially by Central or any Central subsidiary has been provided to representatives of Holdings.

Central's and Central Sub's sole representations with respect to environmental matters are set forth in this Section 4.16. To the extent representations in other sections of this Agreement could also apply to environmental matters including, but not limited to, matters related to, arising under or concerning Environmental Laws, such representations shall be construed to exclude all environmental matters and to apply to matters other than environmental matters.

Section 4.17 Affiliate Transactions. Except as set forth in Schedule 4.17, there is no transaction and no transaction is now proposed, to which Central or any Central Subsidiary is or is to be a party in which any current shareholder, director or officer or other affiliate of Central or any Central Subsidiary has a direct or indirect interest.

Section 4.18 Labor and Employment Matters. (a) Except as set forth in Schedule 4.18, there is no collective bargaining agreement, other labor agreement or employment contract to which Central or any Central Subsidiary is a party or by which it is bound and, in the case of employment contracts, involving employees at the city manager level or higher.

(b) Except as set forth in Schedule 4.18; (i) no labor union or organization has been certified or recognized as a representative of any employees of Central or any Central Subsidiary, (ii) to the knowledge of Central, there are no current or threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Central or any Central Subsidiary, labor strikes, material arbitrations or material labor grievances or difficulties and (iii) to the knowledge of Central no such activities have occurred during the past 12 months.

Section 4.19 Insurance. All properties and operations of Central and the Central Subsidiaries are insured for its respective benefit, in such amounts and against such risks customarily insured against by persons operating similar properties or conducting similar operations under valid and enforceable policies issued by insurers of recognized responsibility. Central does not have knowledge of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any policy.

Section 4.20 Certain Contracts. Except as set forth on Schedule 4.20, there is no contract to which Central or any Central Subsidiary is a party which contains any (i) non-competition or non-solicitation provision, (ii) any earn-out or lock-out provision, or (iii) any rights to share proceeds, rights to repurchase, contingent payment or similar provision other than those customary revenue sharing arrangements relating to ongoing business operations contained in ordinary course of business lease and management agreement participation provisions.

Section 4.21 Accounting Matters. Central believes, after discussions with KPMG Peat Marwick LLP, that Central qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date.

Section 4.22 No Implied Representation. Notwithstanding anything contained in this Article or any other provision of this Agreement, it is the explicit intent of each party hereto that none of the Central Stockholders, Central nor any Central Subsidiary, or any of their respective affiliates, directors or officers is making any representation or warranty whatsoever, express or implied, other than those representations and warranties of the Central Stockholders, Central and Central Sub in this Agreement, the Registration Rights Agreement or the Transaction Support Agreements. It is understood that any estimates, projections or other predictions contained or referred to in any Exhibit or Schedule hereto or which otherwise have been provided to Holdings or its representatives or affiliates are not and shall not be deemed to be representations or warranties of Central, any Central Stockholder or any Central Subsidiary or any of their respective affiliates. Holdings acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other predictions, that it is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other predictions so furnished to it, and that it shall have no claim against anyone with respect thereto.

                                   ARTICLE V

                                   COVENANTS

Section 5.1 Conduct of Business by Allright. During the period from the date hereof to the Closing Date, without the prior written consent of Central or except as contemplated by this Agreement, Holdings agrees to cause:

        (a) the business of Allright and the Subsidiaries to be operated in the ordinary course of business consistent with past practice;

        (b) no change to be made in the corporate charter or by-laws or other constituent documents of Holdings, Allright or any Subsidiaries;

        (c) except as set forth in Schedule 5.1(c) or otherwise in the ordinary course of business consistent with past practices, (i) no material increase in the compensation payable or to become payable by Holdings, Allright or any Subsidiary to any officer, employee, consultant or agent to be made (provided, that any increase in compensation payable to any officers of Allright shall be set forth on Schedule 5.1(c), notwithstanding that such increases were made in the ordinary course of business), and (ii) no bonus or retirement or similar benefit or arrangement to be made or agreed to by Holdings, Allright or any Subsidiary;

        (d) except as set forth in Schedule 5.1(d), (i) no capital expenditure or commitment to make a capital expenditure which involves the payment of consideration having a value in excess of $1,200,000 in the aggregate per quarter (without duplication with clause (ii) of this paragraph or Section 5.1(e)) (excluding payments made for key money or fixed or capital assets in connection with the entering into or renewal of any parking facility lease), and (ii) no lease to be entered into or renewed which involves the payment of consideration having a value in excess of $500,000 annual rent per year (without duplication with clause (i) of this paragraph or Section 5.1(e)). For purposes of this paragraph, "annual rent per year" as to a given lease shall equal (a) the average annual rent computed in accordance with GAAP on a straight line basis with respect to any leased facility plus
     (b)(x) the amount of payments made for key money, fixed or capital assets in connection with the entering into or renewal of such lease, divided by
     (y) the amount of base years with respect to such lease. In the event that Central refuses to consent to any proposed lease pursuant to this Section 5.1(d), Central and any Central Subsidiary shall refrain from entering into any transaction concerning the subject matter of such proposed lease;

        (e) except as set forth in Schedule 5.1(e), no action to be taken to by it, Allright or any Subsidiary to acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which involves the payment of consideration having a value in excess of $100,000 individually or $1,000,000 in the aggregate (without duplication with Section 5.1(d)) with all other such acquisitions. In the event that Central refuses to consent to any proposed transaction pursuant to this
     Section 5.1(e), Central and any Central Subsidiary shall refrain from entering into a transaction concerning the subject matter of such proposed transaction;

        (f) except for borrowings under credit facilities or lines of credit existing on the date hereof or incurred to finance expenditures or acquisitions permitted pursuant to Section 5.1(d) or 5.1(e), it, Allright or any Subsidiaries not to incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (g) to the extent reasonably practicable, (i) the business organization of Allright and the Subsidiaries to remain intact and to keep available to Central the opportunity to retain the services of the present employees of Allright and the Subsidiaries and (ii) the goodwill of the customers of Allright and the Subsidiaries and others having business relations with Allright and the Subsidiaries to be preserved;

        (h) no action to be taken or failed to be taken that would, or would be reasonably likely to, result in any of Holdings' representations and warranties set forth in this Agreement not being true in all material respects;

        (i) Allright and the Subsidiaries to use their reasonable best efforts to comply with all material legal requirements applicable to them and to the conduct of their respective businesses;

        (j) except as set forth in Schedule 5.1(j) and after consultation with Arthur Andersen, Holdings, Allright and the Subsidiaries not to sell, lease transfer or dispose of any of their properties not in the ordinary course of business and provided such sale does not, in the reasonable opinion of Arthur Andersen, jeopardize the Merger from being qualified as a pooling-of-interests transaction for accounting purposes;

        (k) except as set forth on Schedule 5.1(k), (i) Holdings not to declare any dividend or make any distribution with respect to its capital stock, and (ii) Allright and the Subsidiaries not to declare any dividend or make any distribution with respect to their capital stock or partnership interests, as the case may be, which is not made to minority interest holders or partners pursuant to existing agreements, or which is not in the ordinary course of business; and

        (l) in the event Central does not provide a written refusal for Allright or any Subsidiary to enter into any proposed above transaction within five business days after receiving notification of such proposal (with data reasonably requested by Central to evaluate such proposal) from Allright, Holdings or any Subsidiary, Central shall be deemed to have consented to such proposed transaction, and Allright, Holdings or such Subsidiary may enter into any such proposed transaction as if Central had provided its written consent.

Section 5.2 Conduct of Business by Central. During the period from the date hereof to the Closing Date, without the prior written consent of Holdings or except as contemplated by this Agreement, Central agrees to cause:

        (a) the business of Central and the Central Subsidiaries to be operated in the ordinary course of business consistent with past practice;

        (b) no change to be made in the corporate charter or by-laws or other constituent documents of Central or any Central Subsidiaries;

        (c) except as set forth in Schedule 5.2(c), no expenditure which involves the payment of consideration having a value in excess of $20,000,000 individually or $75,000,000 in the aggregate (without duplication with Section 5.2(d)) in respect of the purchase or other acquisition of real estate or fixed or capital assets to be made, except for any such asset acquired in connection with normal replacement and maintenance programs properly charged to current operations or pursuant to or as required by existing contractual obligations and except as to the renewal of presently existing leases which are scheduled to expire according to their respective terms;

        (d) except as set forth in Schedule 5.2(d), no action to be taken to by it or any Central Subsidiaries to acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise) which, involves the payment of consideration having a value in excess of $20,000,000 individually or $75,000,000 in the aggregate (without duplication with Section 5.2(c)) with all other such acquisitions. In the event that Holdings refuses to consent to any proposed transaction pursuant to this
     Section 5.1(d), Holdings, Allright and any Subsidiary shall refrain from entering into a transaction concerning the subject matter of such proposed transaction;

        (e) except for borrowings under credit facilities or lines of credit existing on the date hereof or incurred to finance an expenditures or acquisitions permitted pursuant to Section 5.2(d) or 5.2(e), or pursuant to the transactions contemplated by this Agreement, it, or any Central Subsidiary not to incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or make any loans, advances or capital contributions to, any person other than its wholly owned subsidiaries, except in the ordinary course of business consistent with past practice;

        (f) no action to be taken or failed to be taken that would, or would be reasonably likely to, result in any of Central's and Central Sub's representations and warranties set forth in this Agreement not being true in all material respects;

        (g) Central and the Central Subsidiaries to use their reasonable best efforts to comply with all material legal requirements applicable to them and to the conduct of their respective businesses;

        (h) except as set forth in Schedule 5.2(h) and after consultation with KPMG Peat Marwick LLP, Central and the Central Subsidiaries not to sell, lease transfer or dispose of any of their properties to the extent such sale may, in the reasonable opinion of KPMG Peat Marwick LLP, jeopardize the Merger from being qualified as a pooling-of-interests transaction for accounting purposes;

        (i) other than regular quarterly dividends distributed in the normal course of business, Central not to (i) declare, set aside or pay any dividends on (whether in cash, stock or other securities), make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or the capital stock, partnership interests, membership interests or other equity, as the case may be, of the Central Subsidiaries, or (ii) split, combine, issue, authorize for issuance, exchange or reclassify any of its capital stock or issue or authorize the issuance of any other securities, except for issuances of Central Common Stock to a seller or sellers for acquisitions permitted under Section 5.2(d), upon the exercise of any stock options for Central Common Stock that are, in each case, outstanding as of the date hereof in accordance with their present terms or the issuance of Central Common Stock or Central Options under any Plans in the ordinary course of business; and

        (j) in the event Holdings does not provide a written refusal for Central or any Central Subsidiary to enter into any transaction above within five business days after receiving notification of such proposal (with data reasonably requested by Holdings to evaluate such proposal) from Central or any Central Subsidiary, Holdings shall be deemed to have consented to such proposed transaction (other than transactions pursuant to paragraph (i), for which affirmative consent is necessary) and Central or such Central Subsidiary may enter into any such proposed transaction as if Holdings had provided written consent.

Section 5.3 Preparation of the Form S-4 and the Proxy Statement; Stockholders Meetings. (a) As soon as practicable following the date of this Agreement, Central shall prepare and file with the SEC a proxy statement/prospectus relating to the meeting of Central's shareholders to be held in connection with obtaining the Central Shareholder Approval (as the same may be amended or supplemented from time to time, the "Proxy Statement") and Central shall prepare and file with the SEC a registration statement on Form S-4 in connection with the issuance of Central Common Stock pursuant to the Merger (as the same may be amended or supplemented from time to time, the "Form S-4"), in which the Proxy Statement will be included as a prospectus. Central shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Central will use its reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Central Common Stock as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Central shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of the Central Common Stock in the Merger, and Holdings shall furnish all information concerning Holdings and the holders of Holdings Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Central without providing Holdings and counsel to Holdings with the opportunity to review and comment thereon. Central will advise Holdings, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Central Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Central or Holdings, or any of their respective affiliates, officers or directors, should be discovered by Central or Holdings which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Central.

(b) Central shall, as promptly as reasonably practicable after the date hereof give notice of, convene and hold a meeting of its stockholders (the "Central Stockholders Meeting") in accordance with the Tennessee Business Corporation Act (the "Tennessee Act") and the requirements of the NYSE for the purpose of obtaining Central's stockholder approval in accordance with the Tennessee Act and the rules and regulations of the NYSE and shall, through its Board of Directors, recommend to its shareholders that they provide the Central Shareholder Approval.

(c) As an integral part of their obligations under the Registration Rights Agreement, Central will use its reasonable best efforts to comply with the provisions of Rule 144(c) under the Securities Act in order that affiliates of Holdings may resell the Central Common Stock they receive pursuant to the Merger pursuant to Rule 145(d) under the Securities Act, and agrees that the Form S-4 will include such information as may be requested by Holdings to permit resales of such Central Common Stock by persons who may be deemed to be underwriters of Central Common Stock pursuant to Rule 145 under the Securities Act.

(d) Holdings shall, as promptly as practicable after the mailing of the Proxy Statement by Central, either (i) give notice of, convene and hold a meeting of its stockholders in accordance with the Delaware General Corporation Law (the "Delaware Act") or (ii) obtain an action by written consent, executed by the requisite percentage of Holdings stockholders and in accordance with the Delaware Act, for the purpose of obtaining Holdings' stockholders approval in connection with the Merger in accordance with the Delaware Act.

Section 5.4 Investigation; Non-Solicitation. Each of Central and Holdings shall afford to one another's officers, employees, accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time or the date of termination of this Agreement, to its and its respective subsidiaries' properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and shall use its reasonable best efforts to cause its respective representatives to furnish promptly to one another such additional financial and operating data and other information as to its and its subsidiaries' respective businesses and properties as the other or its duly authorized representatives may from time to time reasonably request in writing; provided, however, that nothing herein shall require either Central or Holdings or any of their respective subsidiaries to disclose any information to the other if such disclosure would cause competitive harm to such disclosing party (in such party's reasonable judgment) or its affiliates if the transactions contemplated by this Agreement are not consummated, or would be in violation of applicable laws or regulations of any governmental entity; provided further, that notwithstanding the above, Holdings shall allow Central and its representatives reasonable access to information concerning, and Holdings agrees to meet with Central and its representatives in connection with, (i) any $50,000 Leases, which according to their respective terms are scheduled to expire within six months from any time prior to the Closing Date, (ii) any $50,000 Lease for which Allright or any Subsidiary has knowledge (based on reasonable information) that the respective landlord has asserted or has threatened to assert a breach of any consent or assignment provision contained in such lease as a result of the Merger, and (iii) the retention of key management personnel. A representative appointed by Holdings shall be present at any meeting between Holdings, Allright, the Subsidiaries or any of their respective employees, directors and officers, on the one hand, and Central, any of the Central Subsidiaries or any of their respective employees, directors and officers, on the other hand. Unless otherwise required by law and until the Effective Time, the parties will hold any such information which is nonpublic in confidence in accordance with the provisions of the Confidentiality Agreements between Central and Holdings, dated as of January 30, 1998 and May 19, 1998 (the "Confidentiality Agreements"). AEW and Apollo agree to reasonably cooperate, at Central's request and expense, in connection with the retrieval of records or other documentation which AEW and Apollo have in their possession regarding Allright's ability to utilize any net operating loss carry-forwards.

Section 5.5 Approvals and Consents; Cooperation; Notification. (a) The parties hereto shall use their respective best efforts, and cooperate with each other, to obtain as promptly as practicable all governmental and third party authorizations, approvals, consents or waivers required in order to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger.

(b) The parties shall take all actions necessary to file as soon as practicable all notifications, filings and other documents required to obtain all governmental authorizations, approvals, consents or waivers, including, without limitation, under the HSR Act, and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission, the Antitrust Division of the Department of Justice and any other governmental entity for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental entity in connection therewith.

(c) If any divesture of property or operations at a particular parking facility is necessary in order to terminate the waiting period required by the HSR Act in connection with the Merger, Central and Holdings shall retain a mutually agreeable real estate appraisal firm (the "Appraiser") for the purpose of appraising those facilities or operations which must be divested in order to obtain termination of the HSR waiting period. In connection therewith, the Equity Purchase Price set forth in Section 2.6(b) shall be adjusted for any Divesture Gain or Divesture Loss. "Divesture Gain" shall be computed as follows: thirty-five percent multiplied by the difference between (a) the appraised value of such property or operations, as determined by the Appraiser, and (b) (i) 16, multiplied by (ii) the EBITDA for such property or operations at such facility for such property's or facility's prior fiscal year. If such number shall be a negative number, such amount shall be deemed a "Divesture Loss" for purposes of
Section 2.6(b).

Section 5.6 Central Board of Directors. Promptly after the Effective Time, the Board of Directors of Central (the "Central Board") shall be expanded to ten members. At such time, Apollo and AEW shall each be entitled, in its sole discretion, to designate one individual to the Central Board, who shall serve in accordance with and for the time period specified by the Certificate of Incorporation and By-laws of Central. If at any time Apollo or AEW, with their respective affiliates, individually own, directly or indirectly, less than (i) $50,000,000 worth of outstanding Central Common Stock, Central shall, at the next election of the Central Board, have the right to decrease the number of appointees to the Central Board that may be made by the shareholder failing to meet such threshold from one to none. For purposes of the foregoing, the value of the Central Common Stock held by Apollo and AEW, together with their respective affiliates, shall be determined by multiplying the number of shares of Central Common Stock then beneficially owned by such holders by the average of the closing sale prices per share of Central Common Stock on the NYSE for the prior 20 trading days. This
Section 5.6 is intended to be for the benefit of Apollo and AEW.

Section 5.7 Public Announcements. Other than disclosures required by federal securities laws, the parties will consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not make any such announcement if the other party hereto shall reasonably object.

Section 5.8 Tax Treatment of Merger. It is the intent of the parties to this Agreement that the Merger be treated for federal income tax purposes as a tax-free reorganization pursuant to Section 368(a) of the Code and this Agreement shall constitute a "Plan of Reorganization" for purposes of the Code, and the parties agree (i) not to take any actions which would prevent the Merger from qualifying as such a reorganization, (ii) to report the transactions under this Agreement consistent with such treatment and (iii) to take no positions that are contrary thereto unless otherwise required by law.

Section 5.9 Expenses; Severance. All out-of-pocket transaction costs and expenses incurred by Central or any Central Subsidiary in connection with this Agreement and the transactions contemplated hereby, whether or not the Merger is consummated, shall be paid by Central, and all Covered Transaction Expenses incurred by Allright, any Subsidiary, Holdings, AEW and Apollo in connection with this Agreement and the transactions contemplated hereby, if the Merger is consummated, shall be paid by Holdings, and if the Merger is not consummated, Allright, the Subsidiaries, Holdings, AEW and Apollo shall be responsible for their own expenses incurred in connection with this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, if the Merger is not consummated solely by reason of a material breach of this Agreement by Holdings, Holdings shall pay any and all out-of-pocket transaction costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby of Central and Central Sub up to a maximum of $5,000,000 and if the Merger is not consummated solely by reason of a material breach of this Agreement by Central, Central shall pay any and all out-of-pocket transaction costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby of Allright, any Subsidiary, Holdings, AEW and Apollo up to a maximum of $5 million. AEW and Apollo shall be solely responsible for any payments required to be made to Cheslock, Bakker & Associates, Inc. ("Cheslock Bakker"), other than with respect to the exchange of Holdings Warrants held by Cheslock Bakker for Central Warrants as provided in Section 2.5(e). Notwithstanding anything to the contrary herein, if the Merger is not consummated as a result of the fact that either Section 6.2(g) or Section 6.3(f) shall not have been satisfied, the party whose accountant was unable to deliver its pooling letter as required therein shall pay to the other party an amount of $2.5 million for expenses incurred in connection with the execution of this Agreement; provided, neither party shall be liable for such expenses if it had not breached a representation, warranty or covenant herein. Nothing in this
Section 5.9 is intended to limit the rights of the parties hereto under Section
7.2. If the Merger is consummated, Central shall be solely responsible for any obligation and payment to be made under any severance agreement, retention agreement, stay-on bonus, non-compete agreement, compensation plan or severance or retention provision of any employment, non-compete or retention agreement set forth on Schedules 3.12(a), 3.20, 5.9(a), 5.9(b) or 5.10 which is incurred as a result of the entering into of this Agreement, including but not limited to payments required to be made immediately after the Effective Time pursuant to the retention bonus agreements set forth on Schedule 5.9(a). Holdings shall use its reasonable best efforts after the date hereof so that the persons listed on Schedule 5.9(a) will enter into the retention bonus agreements substantially in the form set forth on such Schedule 5.9(a) and that immediately after the Effective Time, the persons listed on Schedules 5.9(b) and 5.9(c) will enter into employment agreements and management continuity agreements with Allright substantially in the form set forth on Schedules 5.9(b) and 5.9(c), respectively, and Central shall cause Allright to enter into such employment agreements and management continuity agreements at such time. Any material modifications to the form retention agreement, employment agreement and management continuity agreement set forth on Schedules 5.9(a), 5.9(b) and 5.9(c), respectively, shall be subject to the prior approval of Central and Holdings.

Section 5.10 Employment Matters. (a) Central hereby agrees to honor the Plans in accordance with their terms as in effect on the date hereof, to the same extent that Holdings, Allright and the Subsidiaries would be required to perform them in the event that the Merger were not consummated. This Section 5.10(a) is intended to be for the benefit of the beneficiaries of the Plans.

(b) Central shall honor, comply with and perform all of the respective terms and all obligations of Holdings, Allright or the Subsidiaries under any severance agreement, retention agreement, employment agreement or any severance or retention provision of any employment agreement set forth on Schedule 5.10. This
Section 5.10(b) is intended to be for the benefit of the employees party to such agreements. Central agrees to provide severance to those employees of Allright or any Subsidiary which will be terminated after the Closing Date and which do not have severance agreements or severance provisions in any employment agreements in effect with Holdings, Allright or any Subsidiary as of the Closing Date on terms not less favorable than it would provide to any of its or the Central Subsidiaries' similarly situated employees.

(c) Central agrees that individuals who are employed by Holdings, Allright or the Subsidiaries immediately prior to the Closing Date shall remain employees of the Surviving Corporation immediately following the Closing Date (each such employee, an "Affected Employee"); provided, however, that nothing in this
Section 5.10(c) shall limit or otherwise restrict the ability of the Surviving Corporation to terminate, lay-off or reduce the work hours with respect to the employment of any Affected Employees following their initial continued employment following the Effective Time.

(d) Central shall, or shall cause the Central Subsidiaries or the Surviving Corporation to, give Affected Employees full credit, for purposes of eligibility, vesting, benefit accrual and determination of the level of benefits under any employee benefit plans or arrangements maintained by Central or the Central Subsidiaries or the Surviving Corporation, for such Affected Employees' service with Holdings, Allright or the Subsidiaries to the same extent recognized by the Holdings, Allright and the Subsidiaries immediately prior to the Closing Date, provided however that the Affected Employees' eligibility to participate in, and benefits under, such plans and arrangements shall otherwise be determined under the terms of such plans.

(e) Central shall, or shall cause the Central Subsidiaries or the Surviving Corporation to, (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare plan maintained for the Affected Employees immediately prior to the Closing Date and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing Date.

(f) For a period of two years immediately following the Closing Date, the coverage and benefits provided to Affected Employees pursuant to employee benefit plans or arrangements maintained by Central or the Central Subsidiaries or the Surviving Corporation shall be, in the aggregate, not less favorable than those provided to similarly situated employees of Central and the Central Subsidiaries and the Surviving Corporation.

Section 5.11 Indemnification, Exculpation and Insurance. (a) Central and Central Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, employees or agents of Holdings, Allright and the Subsidiaries as provided in their respective certificates of incorporation or by-laws (or comparable organizational documents) and any indemnification agreements or arrangements of Holdings, Allright or any Subsidiary the existence of which does not cause a breach of this Agreement shall be assumed by Central, shall survive the Merger and shall continue in full force and effect, without amendment, for six years after the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Central shall cooperate in the defense of any such matter. In addition, from and after the Effective Time, directors or officers of Holdings, Allright or any Subsidiary who become directors or officers of Central or any Central Subsidiary will be entitled to the same indemnity rights and protections as are afforded to other directors and officers of Central or such Central Subsidiary.

(b) In the event that either of the Surviving Corporation or Central or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Central or the Surviving Corporation, as applicable, will assume the obligations thereof set forth in this Section 5.11.

(c) The provisions of this Section 5.11 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(d) For six years after the Effective Time, Central or the Surviving Corporation shall maintain in effect Holdings' and Allright's current directors' and officers' liability insurance covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by such directors' and officers' liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate currently covered by such insurance than those of such policy in effect on the date hereof; provided that Central may substitute therefor policies of Central or the Central Subsidiaries containing terms with respect to coverage and amount no less favorable to such directors or officers or, in the alternative, Central may purchase a "tail" on Holdings' existing insurance policy for a term of not less than six years.

(e) Central shall cause the Surviving Corporation or any successor thereto to comply with its obligations under this Section 5.11.

(f) This Section 5.11 is intended to be for the benefit of such directors and officers.

Section 5.12 NYSE Exchange Listings. Central shall use best efforts to cause the Central Common Stock issuable under pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

Section 5.13 Affiliates. (a) Holdings and Central will use their reasonable best efforts to cause all persons who, at the time of the Central Stockholders Meeting, may be deemed to be affiliates of Holdings as that term is used under Rule 145 under the Securities Act and who will become the beneficial owners of Central Common Stock pursuant to the Merger, or affiliates of Holdings or Central for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, to execute "affiliate letters" in customary form prior to the Effective Time.

(b) Central shall use its reasonable best efforts to publish on the earliest possible date after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

(c) This Section 5.13 is intended to be for the benefit of affiliates of Holdings.

Section 5.14 Pooling of Interests. Each of Holdings and Central shall use reasonable best efforts to cause the transactions contemplated by this Agreement and the Registration Rights Agreement, including the Merger, to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, and such accounting treatment to be accepted by Central's accountants and by the SEC, and each of Holdings and Central agrees that it shall take no action that would cause such accounting treatment not to be obtained. Central shall, if necessary, take any action required on its part to permit the Central Stockholders to comply with their obligations under the Transaction Support Agreements in connection with obtaining pooling-of-interests accounting treatment for the Merger. Any breach by the Central Stockholders under the Transaction Support Agreements with respect to such obligations shall be deemed a breach of this Section 5.14 by Central.

Section 5.15 Conveyance Taxes. Holdings and Central shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. Holdings shall pay any such taxes or fees imposed by any governmental entity, which become payable in connection with the transactions contemplated by this Agreement, on behalf of the respective shareholders of Holdings and Central.

Section 5.16 Registration Rights Agreement. Central shall not amend the Registration Rights Agreement, or agree to give the Central Stockholders additional registration rights at any time that AEW or Apollo shall have registration rights under the Registration Rights Agreement, without the prior written consent of AEW and Apollo.

Section 5.17 Restructuring Agreement. Central agrees to cause the parties to the Restructuring Agreement, dated as of the date hereof, by and among Edison Parking Management, L.P., Allright, AParkco, Inc., Allright Parking Management, Inc., AParkco Finance, Inc., Allright New York Parking, Inc., Edison Parking Corp., Park Fast Parking Management L.P. and Edison Leasing Management Company, LLC, which it shall directly or indirectly control at or following the Effective Time, to consummate the transactions contemplated therein.

                                   ARTICLE VI

                    CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, where permissible, waiver at or prior to the Effective Time, of each of the following conditions:

        (a) the Central Shareholder Approval shall have been obtained;

        (b) none of Holdings, Allright, Central or Central Sub shall be subject to any order, decree, ruling or other action of a court of competent jurisdiction which restrains, delays or otherwise prohibits the transactions contemplated by this Agreement;

        (c) the Form S-4 shall have become effective (reflecting pooling-of-interests accounting treatment) under the Securities Act prior to the mailing of the Proxy Statement by Central and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC;

        (d) the shares of Central Common Stock issuable to the Holdings' stockholders pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

        (e) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

Section 6.2 Conditions to the Obligations of Central to Effect the Merger. The obligations of Central and Central Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) The representations and warranties of Holdings set forth in this Agreement (without taking into account any qualifications as to materiality contained in such representations and warranties) shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Holdings, Allright and the Subsidiaries shall have performed the obligations to be performed by each under this Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations (without taking into account any qualifications as to materiality contained in such representations, warranties, covenants and agreements), does not and will not have, in the aggregate, a Holdings Material Adverse Effect. Any information delivered by Holdings to Central prior to the Effective Time for attachment to the schedules to bring down the representations and warranties contained herein on the Closing Date which supplements or updates any schedule previously delivered shall be used for determining if any representation or warranty set forth in this Agreement is true and correct on the Closing Date and for determining if Central had knowledge of a particular fact as of the Closing Date, in each case, for purposes of Central's ability to seek indemnification under Article VIII, provided that the supplemented or updated schedule shall not be used for determining if any representation or warranty set forth in this Agreement shall have been true on the date hereof, and provided further that the updating or supplementing of any schedule shall not limit Central's rights under
     Section 6.2(a) and Section 6.2(b) herein. The updating of any schedule shall not be deemed an admission by Holdings that it has breached any representation or warranty contained herein.

        (b) There shall not have occurred any Holdings Material Adverse Effect since the date of this Agreement.

        (c) Central shall have received a certificate to the effect that the conditions set forth in Section 6.2 (a) and 6.2(b) have been satisfied signed on behalf of Holdings by an officer of Holdings.

        (d) Central shall have received an opinion from KPMG Peat Marwick LLP, tax counsel to Central, in form and substance reasonably satisfactory to Central, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) no gain or loss will be recognized by Central, Holdings or Central Sub as a result of the Merger;

             (ii) no gain or loss will be recognized by the stockholders of Holdings on the exchange of their Holdings Common Stock for Central Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Common Stock); and

             (iii) the tax basis of the Central Common Stock received by shareholders who exchange their Holdings Common Stock for Central Common Stock in the Merger will be the same as the tax basis of Holdings Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

        In rendering such opinion, Central's counsel may require and rely upon representations and covenants including those contained in certificates of officers of Central, Central Sub, Holdings and others, including certificates substantially in the form of Exhibits A and B.

        (e) Central shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Holdings, in form and substance reasonably satisfactory to Central and its counsel.

        (f) Holdings shall have delivered to Central Allright's audited financial statements prepared in accordance with GAAP for the fiscal year ended June 30, 1998.

        (g) Holdings shall have provided to Central a letter from Arthur Andersen, stating their belief that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of Accounting Principles Board Opinion No. 16 ("APB 16") and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, and KPMG Peat Marwick LLP shall have delivered a letter to Central, stating their belief that there are no conditions which exist which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, provided, that if KPMG Peat Marwick LLP does not provide such letter to Central, KPMG Peat Marwick LLP must deliver a letter to Central (and Central shall immediately deliver such letter to Holdings) stating its belief as to what condition exists which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, and in such letter also state what facts, if any, have changed since the later of the date hereof and the date on which the Proxy Statement was mailed to Central's shareholders pursuant to Section 5.3 to cause KPMG Peat Marwick LLP to change its belief with respect to such issues and why, in its reasonable opinion, Central cannot take actions to cure such pooling issues.

        (h) AEW and Apollo shall have executed and delivered to Central the Noncompetition Agreement, substantially in the form of Exhibit C.

Section 6.3 Conditions to the Obligations of Holdings to Effect the Merger. The obligations of Holdings to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

        (a) The representations and warranties of Central and Central Sub set forth in this Agreement (without taking into account any qualifications as to materiality contained in such representations and warranties) shall be true and correct when made and as of the Closing Date (except to the extent that any such representation and warranty had by its terms been made as of a specific date, in which case such representation and warranty shall be true and correct as of such date), and Central, Central Sub and the Central Subsidiaries shall have performed the obligations to be performed by each under this Agreement prior to the Closing Date, except where the failure to be so true and correct, and all failures to perform and comply with such obligations (without taking into account any qualifications as to materiality contained in such representations, warranties, covenants and agreements), does not and will not have, in the aggregate, a Central Material Adverse Effect. Any information delivered by Central to Holdings prior to the Effective Time for attachment to the schedules to bring down the representations and warranties contained herein on the Closing Date which supplements or updates any schedule previously delivered shall be used for determining if any representation or warranty set forth in this Agreement is true and correct on the Closing Date and for determining if Holdings had knowledge of a particular fact as of the Closing Date, in each case, for purposes of Holdings ability to seek indemnification under
     Article VIII, provided that the supplemented or updated schedule shall not be used for determining if any representation or warranty set forth in this Agreement shall have been true on the date hereof, and provided further that the updating or supplementing of any schedule shall not limit Holding's rights under
     Section 6.3(a) and Section 6.3(b) herein. The updating of any schedule shall not be deemed an admission by Central that its has breached any representation or warranty contained herein.

        (b) There shall not have occurred any Central Material Adverse Effect since the date of this Agreement.

        (c) Holdings shall have received a certificate to the effect that the conditions set forth in the foregoing clauses (a) and (b) have been satisfied signed on behalf of Central and Central Sub by an officer of Central and Central Sub, respectively.

        (d) Holdings shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Holdings, in form and substance reasonably satisfactory to Holdings, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations, and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that accordingly:

             (i) no gain or loss will be recognized by Central, Holdings or Central Sub as a result of the Merger;

             (ii) no gain or loss will be recognized by the stockholders of Holdings on the exchange of their Holdings Common Stock for Central Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Central Common Stock); and

             (iii) the tax basis of the Central Common Stock received by shareholders who exchange their Holdings Common Stock for Central Common Stock in the Merger will be the same as the tax basis of Holdings Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

        In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may require and rely upon representations and covenants including those contained in certificates of officers of Central, Central Sub, Holdings and others, including certificates substantially in the form of Exhibits A and B.

        (e) Allright shall have received an opinion from Harwell, Howard, Hyne, Gabbert & Manner, P.C., counsel to Central, in form and substance reasonably satisfactory to Holdings and its counsel.

        (f) Central shall have provided to Holdings a letter from KPMG Peat Marwick LLP, stating their belief that no condition exists which would preclude Central from accounting for the Merger as a pooling-of-interests pursuant to APB 16, and Arthur Andersen shall have delivered a letter to Holdings, stating their belief that Holdings qualifies as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 and has not violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, provided, that if Arthur Andersen does not provide such letter to Holdings, Arthur Andersen must deliver a letter to

     Holdings (and Holdings shall immediately deliver such letter to Central) stating its belief as to why Holdings does not qualify as a "combining company" in accordance with the criteria set forth in paragraph 46 of APB 16 or its belief as to how Holdings has violated the criteria set forth in paragraph Nos. 47c, 47d and 48c of APB 16 during the period extending from two years preceding the initiation date of the Merger and the Closing Date, as the case may be, and in such letter also state what facts, if any, have changed since the later of the date hereof and the date on which the Proxy Statement was mailed to Central's shareholders pursuant to Section 5.3 to cause Arthur Andersen to change its belief with respect to such issues and why, in its reasonable opinion, Holdings cannot take actions to cure such pooling issues.

                                  ARTICLE VII

                         TERMINATION; NON-CONSUMMATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

        (a) by mutual agreement of all of the parties hereto;

        (b) by Holdings or Central upon notice given to the other in the event that the other shall, contrary to the terms of this Agreement, fail or refuse to consummate the transactions contemplated hereby or to take any other action referred to herein necessary to consummate the transactions contemplated hereby, after affording such defaulting party a thirty-day period after notice in which to cure;


        (c) by Holdings or Central upon notice given to the other if the Closing shall not have taken place on or before the earlier to occur of February 19, 1999 or the date 23 business days following the Form S-4 being declared effective by the SEC (or such later date as Holdings and Central shall have agreed); provided that the failure of the Closing to occur on or before such date is not the result of the breach of the covenants, agreements, representations or warranties hereunder of the party seeking such termination, and provided further that if the Closing has not taken place due solely to the fact that the waiting period under the HSR Act shall not have expired or been terminated, the required date of the Closing may be extended to no later than March 20, 1999; or


        (d) by Holdings or Central upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final permanent order, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

Section 7.2 Effect of Termination, Non-Competition. (a) In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become wholly void and of no further force and effect and, other than in the event of a termination pursuant to Section 7.1(b), there shall be no liability on the part of any of the parties hereto (except as set forth in this Section and Sections 5.9 and 9.4), or their respective officers or directors. In the event of the termination of this Agreement pursuant to Section 7.1(b), the terminating party shall be indemnified by the other party for any or all damages, costs and expenses sustained or incurred as a result of such termination. The obligations of the parties to this Agreement under Sections 5.4, 5.9, 9.4 and this Section shall survive any such termination. The terms of the Confidentiality Agreements between Central and Holdings, dated January 30, 1998 and May 19, 1998, shall survive according to the terms contained therein, notwithstanding the termination of this Agreement, provided that the terms of the Confidentiality Agreement may be enforced on behalf of Holdings and Allright by AEW and Apollo.

(b) Central shall not use any of the information obtained with respect to Holdings, Allright or any Subsidiary or any landlord of a property leased or managed by Holdings, Allright or any Subsidiary to compete, directly or indirectly, with Holdings, Allright or any Subsidiary, whether with respect to customers, suppliers, employees or with regard to pricing, distribution or otherwise at any time after the date hereof until the Closing. In addition, for a period of time as set forth below in paragraph (c) below, Central agrees to refrain from, directly and indirectly, making any offer or proposal, or seeking or soliciting the opportunity, or responding to any solicitation, or entering into any agreement to, operate, acquire, lease or manage any parking facility which Allright or any Subsidiary operated, owned, leased or managed, or is subject to a binding agreement (provided, in the case of a parking facility subject to a binding agreement, only if such binding agreement was disclosed to Central) to do any of the foregoing, as of the date hereof or the date of termination of this Agreement, or encouraging any owner, lessor, partner or customer (or any of their respective affiliates) with respect to such parking facility to terminate (whether or not pursuant to an existing right of termination) or otherwise adversely modify its business relationship with Allright or any Subsidiary in any matter whatsoever. In addition, for the time period set forth below, Central will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with Allright or any Subsidiary who was employed by Allright or any Subsidiary either on the date hereof or on the date of termination of this Agreement.

(c) For purposes of paragraph (b), in the event the Merger is not consummated as a result of the conditions set forth in Sections 6.2(a) (with respect to the bring-down of representations and warranties) or 6.2(b), not being satisfied, or upon a material breach of this Agreement by Central, the restrictions on Central's ability to compete shall be for a period of three years, and if the Merger is not consummated for any other reason, such restrictions shall be in effect for a period of eighteen months.

                                  ARTICLE VIII

                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Agreements. The representations, warranties and covenants of each of Holdings, Central and Central Sub made in this Agreement shall survive the Closing until the first anniversary of the Closing (the "Indemnity Period"), except for representations and warranties made in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 (other than with respect to those properties not contained in the Law Report (as defined below)), which shall not survive the Closing. The aforementioned representations, warranties and covenants shall not, except as provided in Section 7.2 hereof, survive any termination of this Agreement. The parties intend to shorten the statute of limitations and agree that no claims or causes of action may be brought against each of AEW, Apollo, Holdings, Central and Central Sub or any of its directors, officers, employees, affiliates, controlling persons, agents or representatives based upon, directly or indirectly, any of the representations, warranties or agreements contained in this Agreement after the Indemnity Period or, except as provided in Section 7.2 hereof, any termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the parties which contemplates performance after the Closing, including, without limitation, the covenants and agreements set forth in Sections 5.6, 5.10, 5.11, 5.13 and 5.15 hereof.

Section 8.2 Agreement to Indemnify by AEW and Apollo. (a) Subject to the terms and conditions set forth herein, from and after the Closing, AEW and Apollo shall indemnify and hold harmless Central, the Surviving Corporation and their respective directors, officers, employees, affiliates, controlling persons, agents and representatives and their successors and assigns (collectively, the "Central Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding any such claims, losses or damages related to breaches of representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 hereof (other than with respect to properties not contained in the Law Report)) (collectively, "Central Damages") asserted against or incurred by any Central Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in this Agreement (excluding representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and
Section 3.16 hereof (other than with respect to properties not contained in the Law Report), and excluding any breaches of representations and warranties with respect to matters for which Central or its representatives had knowledge (based on reasonable information) prior to the date hereof), without consideration of materiality standards contained in the representations and warranties, when made or at and as of the Closing as though such representation or warranty was made at and as of the Closing. Notwithstanding the foregoing, AEW and Apollo shall not be liable for any breaches of representations and warranties resulting in Central Damages if Central or its representatives had knowledge of such breaches (based on reasonable information) at the Closing Date.

(b) The obligations of AEW and Apollo to indemnify the Central Indemnitees pursuant to Section 8.2(a) hereof with respect to a breach of a representation, warranty or covenant contained in this Agreement, excluding representations and warranties contained in Section 3.8 (other than with respect to breaches of Section 3.8 arising from a fraudulent act or fraudulent omission committed by AEW, Apollo, Holdings or Allright in connection with the preparation of the Financial Statements) and Section 3.16 hereof (other than with respect to properties not contained in the Law Report), are subject to the following limitations:

        (i) No indemnification shall be made by AEW or Apollo unless the aggregate amount of Central Damages exceeds $4,000,000, and then only for the amount by which the Central Damages exceed $4,000,000. Each of Apollo and AEW shall be liable for 50% of all Central Damages in excess of $4,000,000, in the aggregate, and not exceeding $34,000,000, in the aggregate; provided, however, that AEW or Apollo shall not be liable for the obligations of the other under this Section 8.2(b)(i).

        (ii) AEW and Apollo shall be obligated to indemnify the Central Indemnitees only for those claims giving rise to Central Damages as to which the Central Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Indemnity Period. Any written notice delivered by a Central Indemnitee to AEW and Apollo with respect to Central Damages shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Central Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

        (iii) The sole remedy for any Excess Severance shall be an adjustment to the Equity Purchase Price as set forth in Section 2.6(b), and the Central Indemnitees shall not be entitled to indemnification hereunder for any Central Damages arising from any such increase in aggregate severance exposure.

Section 8.3 Agreement to Indemnify by Central. (a) Subject to the terms and conditions set forth herein, from and after the Closing, Central shall indemnify and hold harmless the stockholders of Holdings as of the Closing (and, in the case where such stockholders are not natural persons, their respective directors, officers, employees, affiliates, controlling persons, agents and representatives) and their permitted successors and assigns (collectively, the "Holdings Indemnitees") from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Holdings Damages") asserted against or incurred by any Holdings Indemnitee as a result of or arising out of a breach of any representation, warranty or covenant contained in this Agreement (excluding any breaches of representations and warranties with respect to matters for which Holdings or its representatives had knowledge (based on reasonable information) prior to the date hereof), without consideration of materiality standards contained in the representations and warranties, when made or at and as of the Closing as though such representation or warranty was made at and as of the Closing. Notwithstanding the foregoing, Central shall not be liable for any breaches of representations and warranties resulting in Holdings Damages if Holdings had knowledge of such breaches (based on reasonable information) at the Closing Date.

(b) The obligations of Central to indemnify the Holdings Indemnitees pursuant to
Section 8.3(a) hereof with respect to a breach of a representation or warranty contained in this Agreement are subject to the following limitations:

        (i) No indemnification shall be made by Central unless the aggregate amount of Holdings Damages exceeds $4,000,000, and then only for the amount by which the Holdings Damages exceed $4,000,000 and do not exceed $34,000,000, in the aggregate.

        (ii) Central shall be obligated to indemnify the Holdings Indemnitees only for those claims giving rise to Holdings Damages as to which the Holdings Indemnitees have given Central written notice thereof prior to the end of the Indemnity Period. Any written notice delivered by a Holdings Indemnitee to Central with respect to Holdings Damages shall set forth with as much specificity as is reasonably practicable the basis of the claim for such Holdings Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

Section 8.4 Indemnification -- Environmental Matters. (a) Subject to the terms and conditions set forth herein, from and after the Closing, AEW and Apollo shall indemnify and hold harmless the Central Indemnitees from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, but excluding the Central Damages) (collectively, the "Environmental Damages" and, together with the Central Damages, the "Damages") asserted against or incurred by any Central Indemnitee solely with respect to those matters contained in the report of Law Engineering & Environmental Services, Inc., dated July 19, 1996 (the "Law Report") previously furnished to Central and set forth on Schedule 8.4. The obligations of AEW and Apollo under this Section 8.4(a) shall terminate upon the thirty month anniversary of the Closing (the "Environmental Indemnity Period").

(b) The obligations of AEW and Apollo to indemnify the Central Indemnitees pursuant to clause (i) of Section 8.4(a) are subject to the following limitations:

        (i) With respect to each individual property, each of Apollo and AEW shall be liable up to a maximum of 25% of all Environmental Damages (the remaining 50% shall be the sole liability and responsibility of Central) described in the Law Report under the column entitled "nominal cost" for that property, and in no event shall either be liable for over $5,000,000, in the aggregate, for all properties. In no event shall AEW or Apollo be liable for the obligations of the other or Central under this Section 8.4(b)(i).

        (ii) AEW and Apollo shall be obligated to indemnify the Central Indemnitees only for those claims giving rise to Environmental Damages as to which the Central Indemnitees have given each of AEW and Apollo written notice thereof prior to the end of the Environmental Indemnity Period. Any written notice delivered by a Central Indemnitee to AEW and Apollo with respect to Environmental Damages shall set forth with as much specificity as is reason ably practicable the basis of the claim for such Environmental Damages and, to the extent reasonably practicable, a reasonable estimate of the amount thereof.

        (iii) No indemnification shall be made by AEW or Apollo for environmental clean up costs incurred with respect to a particular property to the extent such clean up costs are not (i) required to be incurred by the Central Indemnitees by a federal, state or local governmental or regulatory agency or (ii) incurred by the Central Indemnities in connection with the sale or refinancing of such property to the extent required by the buyer or the lender thereto, as the case may be.

Section 8.5 Procedures.  The obligations of the indemnifying parties under this
Article VIII to indemnify the indemnified parties with respect to Damages or Holdings Damages, as the case may be, resulting from the assertion of liability by third parties (a "Claim"), will be subject to the following terms and conditions:

        (a) An indemnitee against whom any Claim is asserted will give the indemnifying party or parties, as the case may be, written notice of any such Claim promptly after learning of such Claim, and each indemnifying party may at its option undertake the defense thereof by representatives of its own choosing. Failure to give prompt notice of a Claim hereunder shall not affect the obligations of the indemnifying party or parties, as the case may be, under this Article VIII except to the extent an indemnifying party is materially prejudiced by such failure to give prompt notice. If an indemnifying party within 30 days after notice of any such Claim, or such shorter period as is reasonably required, fails to assume the defense of such Claim, the indemnitee against whom such Claim has been made will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk, and at the expense, of the indemnifying party or parties, as the case may be, subject to the right of each indemnifying party to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof. In connection with the handling and disposition of any Claim, the parties agree to use their reasonable best efforts to cooperate and consult with each other to the extent practicable in order to mitigate any Holdings Damages, Environmental Damages or Central Damages which may arise from any such Claim.

        (b) Anything in this Section 8.5 to the contrary notwithstanding, no indemnitee shall enter into any settlement or compromise of any action, suit or proceeding or consent to the entry of any judgment (i) which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnifying party or parties, as the case may be, of a written release from all liability in respect of such action, suit or proceeding and (ii) without the prior written consent of the indemnifying party or parties, as the case may be, which consent shall not be unreasonably withheld or delayed.

        (c) All obligations for indemnification incurred by each of the indemnifying party or parties, as the case may be, under this Article VIII may be satisfied, in the sole discretion of the indemnifying party or parties, as the case may be, by the payment of Central Common Stock in lieu of cash, provided, however, that Central shall satisfy any such obligation only through a payment of Central Common Stock to the extent required in order to qualify the Merger as a pooling of interests transaction under APB
     16. For purposes of this subsection, the value of a share of Central Common Stock delivered in lieu of cash under this clause shall be deemed to equal the closing sale price per share of Central Common Stock on the NYSE on the Closing Date.

        (d) The amount of Damages and Holdings Damages for which indemnification is provided under this Article VIII herein shall be net of (i) any amounts recovered by the appropriate indemnitee under insurance policies with respect to such Damages or Holdings Damages, (ii) any balance sheet reserves with respect to such Damages or Holdings Damages to the extent accounted for on the balance sheet delivered in connection with the Working Capital Adjustment, and (iii) any amounts recovered by the appropriate indemnitee pursuant to third party indemnification agreements; provided that in the case of (i) and (iii) above, the indemnitee must first seek recovery from such insurance carrier or third party, as the case may be, prior to seeking indemnification from an indemnifying party hereunder; provided, further, that the indemnitee shall not adversely modify, reduce coverage or terminate any existing insurance policy or third party indemnification agreement prior to the expiration of the Indemnity Period or, with respect to environmental insurance policies and third party indemnification agreements relating to matters set forth in Section 8.4, if any, the Environmental Indemnity Period.

Section 8.6 Sharing of Purchase Claim Costs. Subject to the terms and conditions set forth herein, AEW, Apollo and Central agree, with respect to the partnership listed on Schedule 3.20 numbered "5" (the "Partnership"), that if the other partners of the Partnership shall assert the right (the "Purchase Claim") to purchase the entire interest of the Allright subsidiary which is a partner (the "Allright Partner") in the Partnership, then Central, AEW and Apollo shall jointly make determinations regarding the defense or other disposition of the Purchase Claim, including the terms of any disposition of the Allright Partner pursuant to the Purchase Claim, and shall share in any Purchase Claim Costs (as defined below) as follows: (i) each of AEW and Apollo shall be liable for 25% of the first $4,000,000 in Purchase Claim Costs up to a maximum obligation by each of $1,000,000 and 0% of any Purchase Claim Costs beyond $4,000,000; and (ii) Central shall be liable for 50% of the first $4,000,000 in Purchase Claim Costs and 100% of any Purchase Claim Costs beyond $4,000,000. For purposes of this Section 8.6, "Purchase Claim Costs" shall include the difference, if any, between (i) $2,288,960, and (ii) the purchase price paid by such remaining partner for the entire interest of the Allright Partner, determined in accordance with the provisions of the Partnership Agreement of the Partnership (the "Partnership Agreement") plus any documented out-of-pocket costs of Central, AEW and Apollo in responding to the Purchase Claim. Purchase Claim Costs shall not constitute Central Damages for any purposes under this Agreement.

                                   ARTICLE IX

                                 MISCELLANEOUS

Section 9.1 Schedules. All references to Schedules are to the Disclosure Schedule exchanged among the parties to this Agreement. Disclosures included in any Schedule shall, to the extent clear from the context, be considered to be made for purposes of all Schedules, to the extent that such Schedules are intended to contain the same subject matter and be used in the same context. Inclusion of any matter in any Schedule does not imply that such matter would, under the provisions of this Agreement, have to be included in such Schedule.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or transmitted by telex or telegram or mailed by registered or certified mail (returned receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Holdings, to:

     Apollo Real Estate Investment Fund II, L.P.
     1301 Avenue of the Americas
     New York, New York 10019
     Attn: William S. Benjamin

     AEW Partners, L.P.
     225 Franklin Street
     Boston, Massachusetts 02110
     Attn: Marc Davidson

with copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     919 Third Avenue
     New York, New York 10022
     Attn: Randall H. Doud

and to:

     Goodwin, Procter & Hoar
     Exchange Place
     Boston, Massachusetts 02109
     Attn: Laura Hodges Taylor

If to Central or Central Sub, to:

     Central Parking Corporation
     2401 21st Avenue South
     Nashville, Tennessee 37212
     Attn: Monroe J. Carell, Jr.

with copy to:

     Harwell Howard Hyne Gabbert & Manner, P.C.
     1800 First American Center
     315 Deaderick Street
     Nashville, Tennessee 37238
     Attn: Mark Manner

Section 9.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.4 Brokers and Financial Advisors. Central represents and warrants that, except for The Blackstone Group, L.P. (for whose fees and expenses Central is solely responsible and against whose fees and expenses Central hereby indemnifies Holdings), no person is entitled to any brokerage or finder's fee, financial advisory fee or other payment from Central or any of its affiliates based on agreements, arrangements or undertakings made by Central in connection with the transactions contemplated hereby. Holdings represents and warrants that, except for Bear, Stearns & Co. (for whose fees and expenses Central is responsible for to the extent set forth in Section 5.9 and Central hereby indemnifies Holdings with respect to such fees to such extent and, if Central is not responsible for such fees and expenses under Section 5.9, Holdings hereby indemnifies Central with respect to such fees and expenses), no person is entitled to any brokerage or finder's fee, financial advisory fee or other payment from Holdings or any of its affiliates based on agreements, arrangements or undertakings made by Holdings or any of its affiliates in connection with the transactions contemplated hereby.

Section 9.5 Amendment. This Agreement and the Schedules hereto may be amended by the parties hereto, but may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto.

Section 9.6 Extension; Waiver. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of any of the other parties hereto contained herein or in any Schedule hereto or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements of any of the other parties hereto or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed and delivered on behalf of such party.

Section 9.7 Entire Agreement. This Agreement (including the Schedules, documents and instruments referred to herein) and the Confidentiality Agreements constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.8 Assignment. This Agreement shall not be assigned by operation of law or otherwise, and any attempted assignment shall be void.

Section 9.9 Governing Law; Jurisdiction. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware. Any dispute arising in connection with this Agreement and any claim arising hereunder may be brought in the courts of the State of Delaware, or in any federal court within the State of Delaware, and by execution of this Agreement, each of the parties accepts the jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents shall not constitute general consents to the service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights to any person other than the respective parties to this Agreement. Nothing herein shall affect the right of either party hereto to commence legal proceedings or otherwise proceed against the other party in any other jurisdiction.

Section 9.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute a single agreement.

Section 9.11 Joint and Several Liability. Any obligation of AEW and Apollo arising hereunder shall be considered several, but not joint, obligations of such parties.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the authorized officers of the parties hereto on the date first above written.

                                          CENTRAL PARKING CORPORATION

                                          By:   /s/ MONROE J. CARELL, JR.
                                             -----------------------------------
                                          Name: Monroe J. Carell, Jr.
                                          Title: Chief Executive Officer

                                          CENTRAL MERGER SUB, INC.

                                          By:   /s/ MONROE J. CARELL, JR.
                                             -----------------------------------
                                          Name: Monroe J. Carell, Jr.
                                          Title: Chief Executive Officer

                                          ALLRIGHT HOLDINGS, INC.

                                          By:    /s/ WILLIAM S. BENJAMIN
                                             -----------------------------------
                                          Name: William S. Benjamin
                                          Title: President

                                          APOLLO REAL ESTATE INVESTMENT FUND II,
                                          L.P. (with respect to Article VIII,
                                          Article IX and Sections 2.6(d), 3.2
                                          and 3.4 only)

                                          By: Apollo Real Estate Advisors II,
                                              L.P., its managing general partner

                                          By: Apollo Real Estate Capital
                                              Advisors II, Inc., its general
                                              partner

                                          By:    /s/ WILLIAM S. BENJAMIN
                                             -----------------------------------
                                          Name: William S. Benjamin
                                          Title: Vice President

                                          AEW PARTNERS, L.P.
                                          (with respect to Article VIII, Article
                                          IX and Sections 2.6(d), 3.2 and 3.4
                                          only)

                                          By: AEW/L.P., its general partner

                                          By: AEW, Inc., its general partner

                                          By:      /s/ MARC L. DAVIDSON
                                             -----------------------------------
                                          Name: Marc L. Davidson
                                          Title: Vice President

                                                                         ANNEX B

                                                              September 21, 1998

Board of Directors
Central Parking Corporation
2401 21st Avenue South, Suite 200
Nashville, TN 37212

Gentlemen:

We understand that Central Parking Corporation ("Central"), Central Merger Sub, Inc. ("Central Sub") and Allright Holdings, Inc. ("Allright") plan to enter into an Agreement and Plan of Merger (the "Agreement") dated as of September 21, 1998, which provides for, among other things, the merger of Central Sub with and into Allright (the "Merger"), with Allright becoming a wholly owned subsidiary of Central. Each issued and outstanding share of common stock, $0.01 par value per share, of Allright ("Allright Common Stock"), other than those shares held in treasury or by subsidiaries of Allright, will be converted into the right to receive that number of shares of the common stock, $0.01 par value per share, of Central ("Central Common Stock") as calculated as set forth in the Agreement (the "Exchange Ratio"). It is also our understanding that Central, Allright and the other parties listed therein plan to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), that Central and the other parties listed therein plan to enter into a Non-Competition Agreement (the "Non-Competition Agreement") and that Allright and the other parties listed therein plan to enter into Transaction Support Agreements (the "Transaction Support Agreements"), each dated as of September 21, 1998. The Registration Rights Agreement grants the current majority shareholders of Allright, Monroe J. Carell Jr. and the Carell Trusts, certain demand registration, shelf registration and piggyback rights. The Non-Competition Agreement places certain limitations on future parking investments by the current shareholders of Allright. The Transaction Support Agreements provide that Monroe J. Carell, Jr., Central's chairman and majority shareholder, and the Carell Trusts, will vote their respective shares in favor of the Merger. The transactions set forth above are more fully described in each of the Agreement, the Registration Rights Agreement, the Non-Competition Agreement and the Transaction Support Agreements.

You have asked us whether, in our opinion, the Exchange Ratio is fair to the holders of Central Common Stock, other than Allright and its affiliates, from a financial point of view.

In arriving at the opinion set forth below we have reviewed, among other things, certain publicly available information concerning the business, financial condition and operations of Central and Allright which we believe to be relevant to our inquiry, certain publicly available information relating to financial markets and industry and economic conditions, certain internal financial analyses and forecasts relating to Central and Allright prepared by, and furnished to us by, the respective managements of Central and Allright, the historical and current financial position and the historical and projected cash flows and results of operations of Central and Allright and forecasts of certain operating efficiencies and financial synergies expected to be achieved as a result of the Merger, which forecasts were prepared by the management of Central; held discussions with members of management of Central and Allright concerning their respective businesses, operating environments, historical and projected financial performance, prospects and strategic objectives; reviewed the historical market prices and trading activity for Central Common Stock; reviewed financial and stock market information for certain companies we deemed relevant, the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations in the parking industry; considered the pro forma financial effect of the Merger on Central and Allright; participated in discussions among representatives of Central and Allright and their respective financial and legal advisors; reviewed the Agreement dated September 21, 1998, the Registration Rights Agreement dated September 21, 1998, the Non-Competition Agreement dated September 21, 1998 and the Transaction Support Agreements dated September 21, 1998, and performed such other studies and analyses, and took into account such other matters, as we deemed appropriate.

In arriving at our opinion, we have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us that was publicly available, that was supplied or otherwise made available to us by Central and Allright or that was otherwise reviewed by us. We have further relied upon the assurances of the managements of Central and Allright that they are not aware of any facts that would make such information inaccurate, incomplete or misleading. Without limiting the generality of the foregoing, we have assumed that the financial forecasts prepared by Central and Allright and provided to us, including without limitation, forecasts of operating efficiencies and synergies that would result from the combination of Central and Allright, have been reasonably determined on a basis reflecting the best currently available judgments and estimates of Central and Allright. We express no view as to such financial forecasts or the assumptions on which they are based. In addition, we have not conducted a physical inspection of the properties and facilities of Central and Allright, nor have we made an independent evaluation or appraisal of the assets and liabilities of Central and Allright. We note that for financial forecasts for Allright beyond December 31, 1998, we, in conjunction with Central management, assisted in the preparation of projections for, Allright's 1999, 2000, and 2001 financial results.

We have assumed that the Merger contemplated by the Agreement will be accounted for as a pooling-of-interests under generally accepted accounting principles and will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based upon economic, market, monetary and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. Furthermore, we express no opinion as to the prices at which Central Common Stock will trade at any time.

This opinion does not address the merits of the underlying decision by Central to engage in the Merger and does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the Merger or any matter related thereto.

We have acted as financial advisor to Central with respect to the proposed Merger and will receive a fee from Central for our services, a portion of which is contingent upon the consummation of the Merger. Central has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, we have performed other investment banking and financial advisory services for Central (and companies which they have acquired) in the past for which we have received customary compensation.

This opinion is for the use and benefit of the Board of Directors of Central.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Central Common Stock other than Allright and its affiliates from a financial point of view.

                                              Very truly yours,

                                              THE BLACKSTONE GROUP L.P.

                                                                         ANNEX C

               SECTION 262 OF THE GENERAL CORPORATION LAW OF THE
                    STATE OF DELAWARE RELATING TO THE RIGHTS
                           OF DISSENTING STOCKHOLDERS

262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective and the historical and projected cash flows and results of operations of Central and Allright and forecasts of certain rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholder entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the

Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stock holder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

(a) The TBCA provides that a corporation may indemnify any of its directors against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director reasonably believed such conduct was in the corporation's best interest, (iii) in all other cases, the director reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director was adjudged to be liable to the corporation. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging improper benefit to a director, no indemnification may be made if such director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

(b) Article Eleven of the Amended and Restated Charter of the Registrant sets forth the extent to which officers or directors of the Registrant may be insured or indemnified against any liabilities which they may incur. The general effect of such provision is that any person made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant will be indemnified by the Registrant against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, to the fullest extent permitted under the laws of the State of Tennessee. In addition, such provision provides that, in the Registrant's sole discretion, the Registrant may indemnify employees or agents against such expenses, judgments, fines, and amounts paid in settlement.

(c) Central Parking maintains a policy of directors' and officers' insurance that would in certain instances provide the funds necessary for the Registrant to meet its obligations under its Amended and Restated Charter.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit index immediately following the signature page.

(b) Financial Statement Schedules

The schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

        1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        2. The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, that the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted against the Registrant by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        4. For purposes of determining any liability under the Securities Act, that each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        5. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        6. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        7. The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, Central Parking has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on January 5, 1999.


                                          CENTRAL PARKING CORPORATION

                                          By:   /s/ MONROE J. CARELL, JR.
                                             -----------------------------------
                                                    Monroe J. Carell, Jr.
                                                          Chairman

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                     SIGNATURE                               TITLE                 DATE
                     ---------                               -----                 ----

             /s/ MONROE J. CARELL, JR.               Chief Executive          January 5, 1999
---------------------------------------------------    Officer (Principal
               Monroe J. Carell, Jr.                   Executive Officer),
                                                       Chairman of the
                                                       Board

                         *                           President and Chief      January 5, 1999
---------------------------------------------------    Operating Officer,
                   James H. Bond                       Director

              /s/ STEPHEN A. TISDELL                 Chief Financial          January 5, 1999
---------------------------------------------------    Officer (Principal
                Stephen A. Tisdell                     Financial and
                                                       Accounting Officer)

                         *                           Director                 January 5, 1999
---------------------------------------------------
                   John W. Eakin

                         *                           Director                 January 5, 1999
---------------------------------------------------
                 Edward G. Nelson

                         *                           Director                 January 5, 1999
---------------------------------------------------
              William C. O'Neil, Jr.

                                                     Director                          , 1998
---------------------------------------------------
                    P.E. Sadler

                         *                           Director                 January 5, 1999
---------------------------------------------------
                   Cecil Conlee

                                                     Director                          , 1998
---------------------------------------------------
                  Lowell Harwood

                         *                           Director                 January 5, 1999
---------------------------------------------------
                    Lewis Katz

            *By: /s/ STEPHEN A. TISDELL
   ---------------------------------------------
                Stephen A. Tisdell
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 *2.1      --  Agreement and Plan of Merger dated September 21, 1998 by and among the Registrant, Central Merger Sub, Inc., Allright
               Holdings, Inc., Apollo Real Estate Investment Fund II, L.P.
               and AEW Partners, L.P.
  2.1.1    --  Amendment dated as of January 5, 1999 to the Agreement and
               Plan of Merger dated September 21, 1998 by and among the
               Registrant, Central Merger Sub, Inc., Allright Holdings,
               Inc., Apollo Real Estate Investment Fund II, L.P. and AEW
               Partners, L.P.
 *4.1      --  Amended and Restated Charter of the Registrant, as amended
               (incorporated by reference to Exhibit 4.1 to the Company's
               Registration Statement No. 333-23869 on Form S-3).
 *4.2      --  Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration
               Statement No. 33-95640 on Form S-1).
 *4.3      --  Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No.
               33-95640 on Form S-1).
 *4.4      --  Registration Rights Agreement dated as of September 21,
               1998, by and between the Registrant, Apollo Real Estate
               Investment Fund II, L.P., AEW Partners, L.P., and Monroe J.
               Carell, Jr., The Monroe Carell, Jr. Foundation, Monroe
               Carell, Jr. 1995 Grantor Retained Annuity Trust, Monroe
               Carell, Jr. 1994 Grantor Retained Annuity Trust, The Carell
               Children's Trust, The 1996 Carell Grandchildren's Trust, The
               Carell Family Grandchildren 1990 Trust, The Kathryn Carell
               Brown Foundation, The Edith Carell Johnson Foundation, The
               Julia Carell Stadler Foundation, 1997 Carell Elizabeth Brown
               Trust, 1997 Ann Scott Johnson Trust, 1997 Julia Claire
               Stadler Trust, 1997 William Carell Johnson Trust, 1997 David
               Nicholas Brown Trust and 1997 George Monroe Stadler Trust.
  4.4.1    --  Amendment dated January 5, 1999 to the Registration Rights
               Agreement dated as of September 21, 1998, by and between the
               Registrant, Apollo Real Estate Investment Fund II, L.P., AEW
               Partners, L.P., and Monroe J. Carell, Jr., The Monroe
               Carell, Jr. Foundation, Monroe Carell, Jr. 1995 Grantor
               Retained Annuity Trust, Monroe Carell, Jr. 1994 Grantor
               Retained Annuity Trust, The Carell Children's Trust, The
               1996 Carell Grandchildren's Trust, The Carell Family
               Grandchildren 1990 Trust, The Kathryn Carell Brown
               Foundation, The Edith Carell Johnson Foundation, The Julia
               Carell Stadler Foundation, 1997 Carell Elizabeth Brown
               Trust, 1997 Ann Scott Johnson Trust, 1997 Julia Claire
               Stadler Trust, 1997 William Carell Johnson Trust, 1997 David
               Nicholas Brown Trust and 1997 George Monroe Stadler Trust.
 *4.5      --  Indenture dated March 18, 1998 between the registrant and
               Chase Bank of Texas, National Association, as Trustee
               regarding up to $113,402,050 of 5 1/4% Convertible
               Subordinated Debentures due 2028. (incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement
               No. 333-52497 on Form S-3).
 *4.6      --  Amended and Restated Declaration of Trust of Central Parking
               Finance Trust dated as of March 18, 1998. (incorporated by reference to Exhibit 4.6 to the Registrant's Registration
               Statement No. 333-52497 on Form S-3).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBITS
-------                          -----------------------
 *4.7      --  Preferred Securities Guarantee Agreement dated as of March
               18, 1998 by and between the Registrant and Chase Bank of
               Texas, National Association as Trustee. (incorporated by
               reference to Exhibit 4.7 to the Registrant's Registration
               Statement No. 333-52497 on Form S-3).
 *4.8      --  Common Securities Guarantee Agreement dated as of March 18,
               1998 by the Registrant (incorporated by reference to Exhibit
               4.9 to the Registrant's Registration Statement No. 333-52497
               on Form S-3).
 *5        --  Opinion of Harwell Howard Hyne Gabbert & Manner, P.C. as to
               the legality of the securities being registered hereby.
**8.1      --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
               certain tax matters.
**8.2      --  Opinion of KPMG LLP as to certain tax matters.
*10.1      --  Transaction Support Agreement by Monroe J. Carell, Jr., the
               Registrant, Kathryn Carell Brown, Julia Carell Stadler and
               Edith Carell Johnson to Allright Holdings, Inc., Apollo Real
               Estate Investment Fund II, L.P. and AEW Partners, L.P. dated
               September 21, 1998.
*10.2      --  Form of Transaction Support Agreement by certain
               shareholders of the Registrant to Allright Holdings, Inc.,
               Apollo Real Estate Investment Fund II, L.P. and AEW
               Partners, L.P. dated September 21, 1998.
*10.3      --  Form of Transaction Support Agreement by certain
               stockholders of Allright Holdings, Inc. to the Registrant
               and Central Merger Sub, Inc. dated September 21, 1998.
*10.4      --  Best efforts commitment letter dated September 9, 1998 from
               NationsBank Montgomery Securities LLC for a credit facility of up to $400 million.
 23.1      --  Consent of KPMG LLP.
 23.2      --  Consent of Arthur Andersen LLP.
 23.3      --  Consent of Ernst & Young LLP.
*23.4      --  Consent of Harwell Howard Hyne Gabbert & Manner, P.C.
               (included in Exhibit 5).
*23.5      --  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
               (included in Exhibit 8.1).
*24        --  Power of Attorney (included on page II-4).
*99.1      --  Consent of William S. Benjamin.
*99.2      --  Consent of Marc L. Davidson.


---------------

* Filed previously.

** To be filed by amendment.